HellerEhrman

May 22, 2006

06013864

Heller Ehrman (Hong Kong) Ltd.
海陸(香港)有限公司
Simon Luk
simon.luk@hellerehrman.com
Direct (852) 2292 2222
Direct Fax (852) 2292 2000
Main +852.2292.2000
Fax +852.2292.2200

22105.0001.46

Securities and Exchange Commission
100 F Street, NE,
Washington, DC 20549
USA
Attention Filer Support
Mail Stop 1-4


SUPPL

Ladies and Gentlemen:

SEC FILE NO. 82-4217

Re: PYI Corporation Limited
(formerly known as Paul Y. - ITC Construction Holdings Limited)
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

On behalf of PYI Corporation Limited (the "Company"), S.E.C. File No. 82-4217, the enclosed copies of documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's announcement regarding acquisition of assets related to liquid bulk logistics business in Whuan, PRC and issue of convertible note, dated May 12, 2006, published (in English language) in The Standard and (in Chinese language) in Hong Kong Economic Journal, both on May 15, 2006;

(2) The Company's announcement regarding declaration of special dividend by way of distribution of the value in GDI shares and closure of register of members, dated May 8, 2006, published (in English language) in The Standard and (in Chinese language) in Hong Kong Economic Journal, both on May 9, 2006;

(3) The Company's announcement regarding acquisition of minority interest in Yangkou Port Project, dated April 11, 2006, published (in English language) in The Standard and (in Chinese language) in Hong Kong Economic Journal, both on April 12, 2006;

(4) The Company's circular regarding proposed adoption of new share award scheme and of new share financing plan and proposal to adjust subscription prices in respect of certain options outstanding under existing share option scheme, dated January 27, 2006;

(5) The Company's announcement regarding results of the SGM, dated February 14, 2006, published (in English language) in The Standard and (in Chinese language) in Hong Kong Economic Journal, both on February 15, 2006;

(6) The Company's circular regarding scrip dividend scheme with cash option in relation to the interim dividend for the six months ended September 30, 2005, dated January 12, 2006;

(7) The Company's announcement regarding disposal of motor vehicles, vehicle registration numbers and club membership to ITC, dated February 2, 2006, published (in English language) in The Standard and (in Chinese language) in Hong Kong Economic Journal, both on February 3, 2006;

(8) The Company's announcement regarding acquisition of additional equity interests in non-wholly owned subsidiaries, dated January 23, 2006, published (in English language) in The Standard and (in Chinese language) in Hong Kong Economic Journal, both on January 24, 2006;

(9) The Company's announcement regarding results of the SGM, dated January 16, 2006, published (in English language) in The Standard and (in Chinese language) in Hong Kong Economic Journal, both on January 17, 2006;

(10) The Company's announcement regarding proposed adoption of new share award scheme and of new share financing plan and proposal to adjust subscription prices in respect of certain options outstanding under existing share option scheme, dated December 29, 2005, published (in English language) in The Standard and (in Chinese language) in Hong Kong Economic Journal, both on December 30, 2005;

(11) The Company's circular regarding proposed disposal of Paul Y. Centre, dated December 23, 2005;

(12) The Company's announcement regarding delay in despatch of circular, dated December 14, 2005, published (in English language) in The Standard and (in Chinese language) in the Hong Kong Economic Journal, both on December 15, 2005;

(13) The Company's announcement of interim results for the six months ended September 30, 2005, dated December 13, 2005, published (in English language) in The Standard and (in Chinese language) in the Hong Kong Economic Journal, both on December 14, 2005; and

(14) The Company's interim report 2006, dated December 13, 2005.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enc.

c.c. PYI Corporation Limited



保華集團有限公司*
PYI Corporation Limited

（於百慕達註冊成立之有限公司）
（股份代號：498）

須予披露交易
收購於中國武漢與大宗濕貨物流業務相關之資產及發行可換股票據

財務顧問

畢馬威企業財務有限公司

KPMG

於二零零六年五月十二日，保華之一家中國間接全資附屬公司與獨立第三者訂立資產收購協議，以收購於中國武漢與大宗濕貨物流業務相關之資產，包括液化石油氣儲配設施、碼頭及棧橋、加氣站及設備。

保華應付之總代價為470,000,000人民幣（約相等於456,000,000港元），將以現金350,000,000人民幣支付，至於餘下120,000,000人民幣則將以發行保華之三年期零票息、以港元為單位之可換股票據支付，換股價為每股4.25港元。

收購事項將(i)增強保華之大宗濕散貨處理能力，(ii)讓保華躋身燃氣物流行業；及(iii)擴展保華之物流網絡至長江中游。

根據上市規則，收購事項構成保華之一項須予披露交易。一份載有收購事項進一步詳情之通函，將於可行情況下儘快寄發予股東。

收購事項

協議日期

二零零六年五月十二日

締約方

賣方： 武漢民生及武漢經緯，各自為一家於中國成立之有限公司。就董事經作出一切合理查詢後所知、所悉及所信，賣方及彼等各自之最終實益擁有人均為獨立第三者。

武漢民生之單一最大股東為北京新華。另一家在中國註冊成立之公司武漢揚帆擁有武漢民生32%權益及武漢經緯之90%權益。

買方： 湖北民生石油液化氣有限公司，保華之一家於中國成立之間接全資附屬公司。

將予收購之資產

A. 由武漢民生擁有之下列項目：

(i) 液化石油氣儲配設施，包括10個每個2,000立方米之儲配庫、土地使用權、房產、設備及工具；

(ii) 液化石油氣碼頭及棧橋（包括配套設施、分電站及設備）；

(iii) 13個液化石油氣加氣站（包括土地使用權、房產、設備及工具）；

(iv) 其在液化石油氣瓶裝氣業務之合約合作安排中所使用的資產（包括設備及工具）；

(v) 2輛液化石油氣槽車及其他車輛；及

(vi) 供上述業務使用之所有設備、裝置、儀器及辦公室設備，

B. 一艘由武漢經緯擁有位於液化石油氣碼頭之入塢躉船；及

C. 武漢民生為上述資產及業務營運所須之全部無形資產，包括商用名稱、模式、業務標誌及廣告牌。

代價

470,000,000人民幣（約相等於456,300,000港元），包括以350,000,000人民幣之現金及發行120,000,000人民幣之可換股票據，將按下列方式分階段支付：

(i) 在該協議訂立日期後之5個營業日內支付50,000,000人民幣（約相等於48,500,000港元）作為定金；

(ii) 在向買方完成轉讓目前抵押予中國工商銀行之該等資產（於解除該抵押及領取了政府土地管理部門發出之《房屋所有權證》及其他有關文件後）日期後之3個營業日內支付57,500,000人民幣（約相等於55,800,000港元）；

(iii) 在完成向買方轉讓目前抵押予中國建設銀行之該等資產（於解除該抵押後）時支付118,800,000人民幣（約相等於115,300,000港元）；

根據股份於二零零六年五月十二日（即簽訂該協議及發表本公佈之日）之每股3.25港元收市價計算，換股股份（按4.25港元之初步換股價兌換）之市值將約為89,100,000港元。

權利

換股股份於配發及發行時，將與於換股通知日期之所有已發行現有股份在所有方面享有同等權益。

可換股票據之地位

可換股票據對保華構成直接、全面、無條件及無抵押之責任，並與保華之所有其他目前及未來無抵押及非後償責任享有同等權益。

轉讓權利

可換股票據可自由轉讓，但在未得到保華之預先書面同意前，不可轉讓予保華之關連人士，並須受上市規則所規限。倘若可換股票據乃轉讓予保華之關連人士，則保華將通知聯交所。

投票權

可換股票據並無賦予於保華任何大會上之任何投票權。

上市

保華不會申請可換股票據上市。保華將會向聯交所上市委員會申請批准換股股份上市及買賣。

保華股權架構

下表顯示於緊接於可換股票據全面換股前及其後之保華股權架構（乃假設換股根據現有已發行股份按每股換股股份4.25港元之初步換股價進行）：

	於可換股票據全面換股前（概約百分比）	於可換股票據全面換股後（概約百分比）
主要股東	27.34	26.84
董事	0.90	0.88
可換股票據持有人	0	1.84
公眾人士	71.76	70.44
	100	100

於本公佈日期，保華有1,462,363,910股已發行股份。假設可換股票據之本金額為116,500,000港元及每股換股股份之換股價為4.25港元，於可換股票據全面換股時可能須予發行之新換股股份將為27,411,764股。除根據保華之購股權計劃授出及尚未行使之涉及74,422,000股股份購股權外，保華並無尚未行使之可換股證券或可轉換為股份之任何權利。

進行收購事項之理由

本集團主要從事港口發展與投資及其他基建項目、物業投資、庫務投資業務，並透過其附屬公司進行建築及工程、項目管理及設施管理業務。

董事認為，收購事項將增強保華之大宗濕散貨處理能力，與其大宗散貨之業務互相配合，透過躋身華中地區之燃氣物

(iii) 在完成向買方轉讓目前抵押予中國建設銀行之該等資產(於解除該抵押後)時支付118,800,000人民幣(約相等於115,300,000港元）；

(iv) 在收到中國有關當局就轉讓液化石油氣儲配設施之土地使用權所支付稅項之書面通知後之3個營業日內支付30,000,000人民幣（約相等於29,100,000港元）；

(v) 143,700,000人民幣（約相等於139,500,000港元）於扣除定金（目前用作支付本項(v)所述之部份款項）後之餘款在買方已取得該等資產所須一切執照及許可證後之3個營業日內支付；及

(vi) 在買方得到業主同意轉讓液化石油氣加氣站所有租約之所有權利及／或與該等業主直接訂立租約後之15個營業日內，以發行可換股票據支付120,000,000人民幣。倘聯交所拒絕批准換股股份上市，則買方應以現金支付同等金額。

代價乃賣方與買方在參考由獨立估值師湖北聯泰會計師事務有限公司在其於二零零六年三月二十二日出具之報告書內所顯示對資產所作約494,000,000人民幣估值後，按公平原則協定。

代價之現金部份將由本集團之內部資源撥付。然而，倘若可取得有利條款，則本集團亦可能考慮銀行融資。

履約保證

北京新華（持有武漢民生註冊資本40%權益之單一最大股東）已就賣方於該協議之責任簽立一份以買方為受益人之履約保證。

保華亦已就買方於該協議之責任簽立一份以賣方為受益人之履約保證。

條件及完成

收購事項將按照上文「代價」一節詳述之付款時間表進行。收購事項毋須待轉換可換股票據所可予發行之股份獲准上市後，方可作實。

可換股票據

可換股票據之主要條款概列如下：

發行人

保華

可換股票據持有人

將由賣方指定以認購可換股票據之一家香港公司，其須為獨立第三者。

本金額

於發行日期等值120,000,000人民幣之港元，應用1.03人民幣兌1.00港元之匯率，其將約為116,500,000港元。

貨幣調整

倘於保華須根據可換股票據支付尚未償還本金額當日，通用匯率下跌至低於就釐定於發行日期之港元本金額所採用之港元兌人民幣匯率，則保華應參考通用匯率而向持有人支付有關差額（包括就應付溢價支付之金額）。

利息

可換股票據將不計利息。

到期日

可換股票據發行日期起計三週年。

贖回

除先前已換股及註銷外，保華須於到期日按贖回額（即為尚未償還之可換股票據本金額之114.167%）贖回可換股票據。可換股票據之實際到期收益率約為每年4.52%。

換股

持有人可於可換股票據發行日期後第15日起至到期日前15日（包括該日）之日期止之任何營業日，按當時之通用換股價將可換股票據本金額之全部或任何部份轉換為新股份。

換股價

換股價為每股股份4.25港元，但可作一般反攤薄調整，包括：

(i) 股份合併或拆細；
(ii) 溢利或儲備撥充資本；
(iii) 股本分派；或
(iv) 供股或授出購股權或認股權證。

每股股份4.25港元之初步換股價，相當於(i)股份於二零零六年五月十二日（即本公佈日期）在聯交所所報之每股3.25港元收市價溢價約30.77%；(ii)股份於截至二零零六年五月十一日（即緊接該協議日期前之最後交易日）止最後五個交易日在聯交所所報之每股3.28港元平均收市價溢價約29.57%；及(iii)二零零五年九月三十日之每股1.75港元未經審核資產淨值溢價約142.86%。

4.25港元之初步換股價乃本集團與賣方在參考股份之現行市場價格及可換股票據之年期後按公平原則協定。

換股股份

假設本金額為116,500,000港元，以及可換股票據之持有人按4.25港元之初步換股價即時全面行使可換股票據附帶之換股權，則保華將發行合計27,411,764股新換股股份，相等於(i)保華現有已發行股本約1.87%；及(ii)經配發及發行換股股份擴大後之保華已發行股本約1.84%。換股股份將會根據於二零零五年九月八日舉行之保華股東週年大會上由股東授予董事之一般授權所發行。

理及設施管理業務。

董事認為，收購事項將增強保華之大宗濕散貨處理能力，與其大宗乾散貨之專長互相配合。透過躋身華中地區之燃氣物流行業，本集團將進一步邁向發展長江沿岸綜合轉運網絡之承諾。連同本集團於南通之現有港口及基建網絡，收購事項將為本集團在長江上下游所發展之江海物流體系上，創造協同效益。

該協議乃按公平原則磋商後釐定，並由締約方按一般商務條款協定。董事認為，收購事項之條款乃屬公平合理，並符合保華及其股東之整體利益。

上市規則之規定

由於根據上市規則第14章之五項適用測試，本集團就收購事項將支付之代價的百分比率超過5%但少於25%，故此，收購事項構成上市規則所述之一項保華須予披露交易。保華將根據上市規則寄發一份載有收購事項進一步詳情之通函。

釋義

「收購事項」	指	根據該協議所進行之資產收購
「該協議」	指	買方與賣方於二零零六年五月十二日就收購事項而訂立之協議
「資產」	指	收購事項涉及之資產，詳述於上文「將予收購之資產」一段
「北京新華」	指	北京新華實業總公司，該公司為一家於中國成立之企業
「關連人士」	指	具有上市規則賦予該詞之涵義
「可換股票據」	指	根據該協議，保華就支付120,000,000人民幣代價而將予發行之三年期零票息之本金額以港元為單位之可換股票據
「換股股份」	指	於可換股票據換股時可予發行之股份
「定金」	指	作為代價一部份而將支付之50,000,000人民幣（約相等於48,500,000港元）定金
「董事」	指	保華董事
「本集團」	指	保華及其附屬公司
「港元」	指	港元，中國香港特別行政區法定貨幣
「獨立第三者」	指	就董事經作出一切合理查詢後所知、所悉及所信，為獨立於保華及保華之關連人士以外之第三者
「上市規則」	指	聯交所證券上市規則
「液化石油氣」	指	液化石油氣
「買方」	指	湖北民生石油液化氣有限公司，一家於中國註冊成立之公司及本公司之間接全資附屬公司
「到期日」	指	可換股票據發行日期後之第三週年
「中國」	指	中華人民共和國
「保華」	指	保華集團有限公司
「人民幣」	指	人民幣，中國法定貨幣
「股份」	指	保華之已發行股本中每股面值0.10港元之普通股
「聯交所」	指	香港聯合交易所有限公司
「武漢民生」	指	武漢民生石油液化氣有限公司，一家於中國註冊成立之有限公司及獨立第三者
「武漢經緯」	指	武漢經緯液化氣船務有限公司，一家於中國註冊成立之有限公司及獨立第三者
「武漢揚帆」	指	武漢揚帆經濟發展有限公司，一家於中國註冊成立之有限公司及獨立第三者
「賣方」	指	武漢民生及武漢經緯

就本公佈而言，除另有註明外，人民幣兌換為港元乃根據1.03人民幣兌1.00港元之匯率進行。

承董事局命
保華集團有限公司
公司秘書
黃麗堅

香港，二零零六年五月十二日

於本公佈發表日期，董事局包括：

周明權博士 ： 主席（獨立非執行）
劉高原先生 ： 副主席兼董事總經理
陳國強博士 ： 非執行董事
郭少強先生 ： 獨立非執行董事
陳樹堅先生 ： 獨立非執行董事

* 僅供識別



PYI Corporation Limited

(Incorporated in Bermuda with limited liability)
(Stock code: 498)

RESULTS OF THE SGM

The board of directors of PYI is pleased to announce that the resolution for approving the reduction in the subscription prices of certain existing PYI share options was duly passed by the PYI shareholders at the SGM held on 14 February 2006.

Reference is made to (i) the announcement issued by PYI Corporation Limited ("PYI") dated 29 December 2005; and (ii) the circular (the "Circular") dated 27 January 2006 issued by PYI. Unless the context requires otherwise, capitalised terms used in this announcement shall have the same meanings as those defined in the Circular.

RESULTS OF THE SGM

The board of directors of PYI is pleased to announce that the ordinary resolution proposed to approve the reduction of certain existing PYI share options as set out in the notice of the SGM contained in the Circular was duly passed by the PYI shareholders at the SGM held on 14 February 2006 by poll.

As at the date of the SGM, PYI had a total of 1,378,785,910 Shares in issue. Any connected person with a material interest in the Reduction was required to abstain from voting in respect of the ordinary resolution to approve the Reduction and there were no Shareholders permitted under the Listing Rules to attend and vote only against the resolution at the SGM.

The branch share registrars of PYI in Hong Kong, Secretaries Limited, acted as the scrutineer for vote-taking at the SGM. The results of the SGM were as follows:

	For		Against	
Summary of the ordinary resolution	Number of Shares	Approximate % of the total number of votes cast at the SGM	Number of Shares	Approximate % of the total number of votes cast at the SGM
To approve the reduction in the subscription prices of certain existing PYI share options	819,117,442	93.53%	56,699,846	6.47%

As more than 50% of the votes were cast in favour of the ordinary resolution, the ordinary resolution proposed to approve the Reduction was duly passed at the SGM.

By Order of the Board
PYI Corporation Limited
Wong Lai Kin, Elsa
Company Secretary

Hong Kong, 14 February 2006

As at the date of this announcement, the composition of the Board is as follows:

Dr. Chow Ming Kuen, Joseph : Chairman *(Independent Non-Executive)*
Mr. Tom Ko Yuen Lau : Deputy Chairman and Managing Director
Dr. Chan Kwok Keung, Charles : Non-Executive Director
Mr. Kwok Shiu Keung, Ernest : Independent Non-Executive Director
Mr. Chan Shu Kin : Independent Non-Executive Director



保華集團有限公司*

PYI Corporation Limited

(於百慕達註冊成立之有限公司)
(股份代號：498)

股東特別大會之結果

保華集團董事局欣然宣佈為批准削減若干現有保華集團購股權之認購價的決議案，已於二零零六年二月十四日舉行之股東特別大會上獲保華集團與會股東正式通過。

謹請參照(i)保華集團有限公司(「保華集團」)於二零零五年十二月二十九日作出之公佈；及(ii)保華集團於二零零六年一月二十七日刊發之通函(「該通函」)。除文義另有所指，本公佈所用之詞彙與該通函所用者具有相同涵義。

股東特別大會之結果

保華集團董事局欣然宣佈刊載於該通函之股東特別大會通告內為批准削減若干現有保華集團購股權之認購價而建議的普通決議案，已於二零零六年二月十四日舉行之股東特別大會上獲保華集團與會股東以投票方式正式通過。

保華集團於股東特別大會當日之已發行股份數目為1,378,785,910股。任何在削減事項有重大權益之關連人士須就批准削減事項之普通決議案於股東特別大會上放棄投票，惟概無上市規則所述獲准出席股東特別大會之股東僅可於會上表決反對決議案。

保華集團之香港股份登記處秘書商業服務有限公司於股東特別大會上擔任點票之監票員。股東特別大會之結果如下：

普通決議案之概要	贊成		反對	
	股份總數	佔於股東特別大會上投票總數之概約百分比	股份總數	佔於股東特別大會上投票總數之概約百分比
批准削減若干現有保華集團購股權之認購價	819,117,442	93.53%	56,699,846	6.47%

鑑於過半票數已投贊成普通決議案，故此批准削減事項所建議之普通決議案，已於股東特別大會上獲正式通過。

承董事局命
保華集團有限公司
公司秘書
黃麗堅

香港，二零零六年二月十四日

於本公佈發表日期，董事局之成員如下：

周明權博士 ： 主席(獨立非執行)
劉高原先生 ： 副主席兼董事總經理
陳國強博士 ： 非執行董事
郭少強先生 ： 獨立非執行董事
陳樹堅先生 ： 獨立非執行董事

* 僅供識別

PYI

PYI Corporation Limited

(Incorporated in Bermuda with limited liability)
(Stock code: 498)

ACQUISITION OF ADDITIONAL EQUITY INTERESTS IN NON-WHOLLY OWNED SUBSIDIARIES CONNECTED TRANSACTIONS

The Directors announce that, on 19 January 2006, a 90.1% owned subsidiary of PYI entered into two share transfer agreements to acquire 15% additional equity interests in each of PYI's two joint venture project subsidiaries in Yangkou Port, Nantong, Jiangsu Province, China at a consideration of US$2,500,000 and US$2,000,000 respectively. Each of these project subsidiaries is currently owned as to 40% by the PRC joint venture equity partner and 60% by PYI's said 90.1% subsidiary.

The acquisition of additional equity interests in each of these two joint venture project subsidiaries individually and together constitutes a connected transaction for PYI under Rule 14A.13(1)(a) of the Listing Rules, but is exempt from the independent shareholders' approval requirements pursuant to Rule 14A.32 of the Listing Rules and is only subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules.

ACQUISITION OF ADDITIONAL EQUITY INTERESTS IN YANGKOU PORT & YANGTONG INVESTMENT

The Directors announce that, on 19 January 2006, Glory Well, a 90.1% subsidiary of PYI Corporation Limited, entered into two share transfer agreements to acquire 15% additional equity interests in each of Yangkou Port and Yangtong Investment at a consideration of US$2,500,000 and US$2,000,000 respectively.

Both Yangkou Port and Yangtong Investment are sino-foreign joint venture enterprises established in the PRC, and each is currently owned as to 60% by Glory Well and as to 40% by the Seller (a PRC state owned enterprise). Yangkou Port currently has a registered capital of US$16.65 million and that of Yangtong Investment is US$13.33 million. Both companies' primary business objective is similar, which is to build and operate a bulk cargo handling sea port and related land and other facilities at Yangkou Port, Nantong, Jiangsu Province, China, but no competition exists between them as each of them participates in different parts of the project in Yangkou Port.

Pursuant to the respective joint venture contracts of each of Yangkou Port and Yangtong Investment dated 9 December 2004 and 20 August 2004, the Seller had granted Glory Well an option to acquire 15% of its interests in each of Yangkou Port and Yangtong Investment.

On 19 January 2006, Glory Well exercised its option and entered into two share transfer agreements with the Seller in respect of Yangkou Port and Yangtong Investment, pursuant to which the Seller has agreed to sell and Glory Well has agreed to purchase 15% additional equity interests in each of Yangkou Port and Yangtong Investment.

The consideration for the Acquisitions is US$2,500,000 in respect of Yangkou Port and US$2,000,000 in respect of Yangtong Investment, which was determined with reference to the respective net asset value of Yangkou Port and Yangtong Investment as at 31 December 2005. The basis of the calculation for the consideration was set out in the relevant joint venture contracts.

Transfer of the subject equity interests is conditional on the obtaining of the requisite governmental approval and completion of all necessary registration procedures which are expected to be fulfilled by end of March 2006. There is no other condition precedent for the completion of the Acquisitions. The consideration shall be paid within 3 days after completion of the necessary registration procedures. Each of Yangkou Port and Yangtong Investment will then be owned as to 75% by Glory Well and as to 25% by the Seller.

REASONS FOR THE TRANSACTIONS

The Acquisitions mark the Group's further commitment towards its investments in port and infrastructure business in the PRC and are in line with the core business strategies of the Group. Further, the Directors believe that this is the suitable timing to increase interests in the two subsidiaries as it will improve the capital structure of these two subsidiaries so as to strengthen their ability to raise funds or obtain financing to carry out their development work.

The Directors, including the independent non-executive Directors, consider the terms for the Acquisitions (including the consideration, which is determined with reference to the net asset value of the two subsidiaries) to be in the interests of the Company and its shareholders, on normal commercial terms and fair and reasonable so far as the Company and its shareholders are concerned.

CONNECTED TRANSACTIONS

The Seller is a substantial shareholder of both Yangkou Port and Yangtong Investment, each being a non wholly-owned subsidiary of the Company. The Seller is therefore a connected person of the Company within the meaning of the Listing Rules.

Accordingly, each of the Acquisitions constitutes a connected transaction for the Company under Rule 14A.13(1)(a) of the Listing Rules, but the individual and aggregate consideration to be paid by the Group for the Acquisitions amounts to less than 2.5% of the applicable percentage ratios. The Acquisitions are hence exempt from the independent shareholders' approval requirements pursuant to Rule 14A.32 of the Listing Rules and are only subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules.

GENERAL

The Group is principally engaged in the business of development and investment in port and other infrastructure projects, property investment, treasury investment and, through its subsidiary, construction and engineering, project management and facilities management.

The Seller is a PRC state owned enterprise.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

"Acquisitions"	the acquisition of 15% additional equity interests in each of Yangkou Port and Yangtong Investment, and individually an "Acquisition";
"Board"	the board of Directors;
"Company" or "PYI"	PYI Corporation Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the Main Board of the Stock Exchange;
"Directors"	the directors of the Company;
"Glory Well"	Glory Well Limited, a company incorporated in Hong Kong and a 90.1% owned subsidiary of the Company;
"Group"	the Company and its subsidiaries;
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC;
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange;
"PRC"	the People's Republic of China;
"Seller"	如東縣東泰社會發展投資有限責任公司, the PRC joint venture partner of each of Yangkou Port and Yangtong Investment and a PRC state owned enterprise;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Yangkou Port"	Jiangsu YangKou Port Development and Investment Co., Ltd. (江蘇洋口港投資開發有限公司), a sino-foreign joint venture established in the PRC;
"Yangtong Investment"	Jiangsu Yangtong Investment and Development Co., Ltd. (江蘇洋通開發投資有限公司), a sino-foreign joint venture established in the PRC;
"US$"	United States Dollars, the lawful currency of the United States of America.

By Order of the Board
PYI Corporation Limited
Wong Lai Kin, Elsa
Company Secretary

Hong Kong, 23 January 2006

As at the date of this announcement, the composition of the Board is as follows:

Dr. Chow Ming Kuen, Joseph	: *Chairman (Independent Non-Executive)*
Mr. Tom Ko Yuen Lau	: *Deputy Chairman and Managing Director*
Dr. Chan Kwok Keung, Charles	: *Non-Executive Director*
Mr. Kwok Shiu Keung, Ernest	: *Independent Non-Executive Director*
Mr. Chan Shu Kin	: *Independent Non-Executive Director*



保華集團有限公司*
PYI Corporation Limited

（於百慕達註冊成立之有限公司）
（股份代號：498）

收購非全資附屬公司額外股權
關連交易

董事宣佈於二零零六年一月十九日，一家保華擁有90.1%權益之附屬公司訂立兩份股份轉讓協議，分別以代價2,500,000美元及2,000,000美元，收購保華兩間於中國江蘇省南通市洋口港成立之合資經營企業項目附屬公司15%額外股權。該等項目附屬公司目前均由中國合營企業夥伴及保華之上述90.1%權益附屬公司分別擁有40%及60%權益。

收購該兩間合資經營企業項目附屬公司之額外股權個別及共同均構成保華根據上市規則第14A.13(1)(a)條所述之關連交易，惟獲豁免上市規則第14A.32條所述之獨立股東批准規定，而僅須遵守載列於上市規則第14A.45至第14A.47條有關申報及公佈之規定。

收購洋口港及洋通投資之額外股權

董事宣佈於二零零六年一月十九日，一家保華集團有限公司擁有90.1%權益之附屬公司創華訂立兩份股份轉讓協議，分別以代價2,500,000美元及2,000,000美元，收購洋口港及洋通投資15%額外股權。

洋口港及洋通投資皆是在中國成立之中外合資經營企業，目前均由創華及賣方（一家中國國有企業）分別擁有60%及40%權益。洋口港現時註冊資本為16,650,000美元，而洋通投資則為13,330,000美元。兩間公司之主要業務目標相近，均是在中國江蘇省南通市洋口港建立及營運大宗散貨港口及有關陸上及其他設施，惟兩者並不存在競爭，皆因兩者各自在洋口港項目參予不同部份。

根據洋口港及洋通投資各自分別於二零零四年十二月九日及二零零四年八月二十日訂立之合資經營企業合同，賣方已授予創華收購洋口港及洋通投資15%額外股權之選擇權。

於二零零六年一月十九日，創華行使其選擇權，並就洋口港及洋通投資與賣方訂立兩份股份轉讓協議。據此，賣方同意出售而創華同意購買洋口港及洋通投資各自之15%額外股權。

至於該等收購之代價，洋口港為2,500,000美元而洋通投資則為2,000,000美元，乃經參考洋口港及洋通投資各自於二零零五年十二月三十一日之資產淨值而釐定，計算之基準載列於相關之合資經營企業合同內。

轉讓有關股權須待取得所需政府批准及完成一切必須登記手續後，方可作實，預計將於二零零六年三月底或之前完成。收購事項之完成並無其他先決條件。代價須於所有登記手續完成後三天內支付。洋口港及洋通投資屆時將由創華及賣方擁有75%及25%。

進行該等交易之理由

該等收購標誌著本集團進一步邁向其投資於中國港口及基建業務之承諾，與本集團核心業務策略一致。此外，董事相信目前乃增持該兩間附屬公司權益之適當時機，因為此舉將可改善該兩間附屬公司之資本架構，從而鞏固該兩間附屬公司籌集資金或取得融資以進行業務發展之能力。

董事（包括獨立非執行董事）認為該等收購之條款（包括經參考該兩間附屬公司資產淨值而釐定之代價）符合本公司及其股東利益，並以一般商業條款進行，故對本公司及其股東而言，乃屬公平合理。

關連交易

賣方均為洋口港及洋通投資之主要股東，而該兩間公司乃本公司非全資附屬公司。故此，根據上市規則賦予之涵義，賣方乃本公司之關連人士。

因此，該等收購各自構成本公司根據上市規則第14A.13(1)(a)條所述之關連交易，惟本集團就該等收購將予支付之各自代價及合共代價均少於適用百分比率之2.5%，故該等收購獲豁免上市規則第14A.32條所述之獨立股東批准規定，而僅須遵守上市規則第14A.45至第14A.47條有關申報及公佈之規定。

一般事項

本集團主要從事港口發展與投資及其他基建項目、物業投資、庫務投資業務，並透過其附屬公司進行建築及工程、項目管理及設施管理。

賣方屬中國國有企業。

釋義

於本公佈內，除非文義另有所指，下列詞語具有以下涵義：

「該等收購」	指	收購洋口港及洋通投資各自之15%額外股權，個別稱為「該收購」；
「董事局」	指	本公司董事局；
「本公司」或「保華」	指	保華集團有限公司，一家於百慕達註冊成立之有限公司，其股份在聯交所主板上市；
「董事」	指	本公司董事；
「創華」	指	創華有限公司，一家於香港註冊成立之公司，並為一家本公司擁有90.1%權益之附屬公司；
「本集團」	指	本公司及其附屬公司；
「香港」	指	中國香港特別行政區；
「上市規則」	指	聯交所證券上市規則；
「中國」	指	中華人民共和國；
「賣方」	指	如東縣東泰社會發展投資有限責任公司，為洋口港及洋通投資各自之中國合資經營企業夥伴，並為一家中國國有企業；
「聯交所」	指	香港聯合交易所有限公司；
「洋口港」	指	江蘇洋口港投資開發有限公司，一家在中國成立之中外合資經營企業；
「洋通投資」	指	江蘇洋通開發投資有限公司，一家在中國成立之中外合資經營企業；
「美元」	指	美元，美利堅合眾國法定貨幣。

承董事局命
保華集團有限公司
公司秘書
黃麗堅

香港，二零零六年一月二十三日

於本公佈發表日期，董事局成員如下：

周明權博士	：	主席（獨立非執行）
劉高原先生	：	副主席兼董事總經理
陳國強博士	：	非執行董事
郭少強先生	：	獨立非執行董事
陳樹堅先生	：	獨立非執行董事

* 僅供識別



PYI Corporation Limited

(Incorporated in Bermuda with limited liability)
(Stock code: 498)

RESULTS OF THE SGM

The Board is pleased to announce that the resolution to approve the disposal of Paul Y. Centre and the transactions contemplated thereunder as set out in the notice of the SGM contained in the Circular was duly passed by the Shareholders at the SGM held on 16 January 2006.

Reference is made to (i) the announcement issued by PYI Corporation Limited (the "Company") dated 24 November 2005; and (ii) the circular (the "Circular") dated 23 December 2005 issued by the Company. Unless the context requires otherwise, capitalised terms used in this announcement shall have the same meanings as those defined in the Circular.

RESULTS OF THE SGM

The Board is pleased to announce that the ordinary resolution proposed to approve the disposal of Paul Y. Centre and the transactions contemplated thereunder was duly passed by the Shareholders at the SGM held on 16 January 2006 by poll.

As at the date of the SGM, there were 1,367,540,720 Shares in issue. No Shareholder is required to abstain from voting in respect of the ordinary resolution to approve the disposal of Paul Y. Centre and the transactions contemplated thereunder and there were no Shares entitling the holders to attend and vote only against the resolution at the SGM.

The branch share registrars of the Company in Hong Kong, Secretaries Limited, acted as the scrutineer for vote-taking at the SGM. The results of the SGM were as follows:

Summary of the ordinary resolution	For		Against	
	Number of Shares	Approximate % of the total number of votes cast at the SGM	Number of Shares	Approximate % of the total number of votes cast at the SGM
To approve the disposal of Paul Y. Centre and the transactions contemplated thereunder	932,723,207	99.999%	669	0.001%

As more than 50% of the votes were cast in favour of the ordinary resolution, the ordinary resolution proposed to approve the disposal of Paul Y. Centre and the transactions contemplated thereunder was duly passed at the SGM.

By Order of the Board
PYI Corporation Limited
Wong Lai Kin, Elsa
Company Secretary

Hong Kong, 16 January 2006

As at the date of this announcement, the composition of the Board is as follows:

Dr. Chow Ming Kuen, Joseph : *Chairman (Independent Non-Executive)*
Mr. Tom Ko Yuen Lau : *Deputy Chairman and Managing Director*
Dr. Chan Kwok Keung, Charles : *Non-Executive Director*
Mr. Kwok Shiu Keung, Ernest : *Independent Non-Executive Director*
Mr. Chan Shu Kin : *Independent Non-Executive Director*

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.



保華集團有限公司*
PYI Corporation Limited

（於百慕達註冊成立之有限公司）
（股份代號：498）

股東特別大會之結果

董事局欣然宣佈為批准出售保華企業中心及相關交易之決議案（該決議案刊載於通函內股東特別大會通告），已於二零零六年一月十六日舉行之股東特別大會上獲與會股東正式通過。

謹請參照(i)保華集團有限公司（「本公司」）於二零零五年十一月二十四日作出之公佈；及(ii)本公司於二零零五年十二月二十三日刊發之通函（「該通函」）。除文義另有所指，本公佈所用之詞彙與該通函所用者具有相同涵義。

股東特別大會之結果

董事局欣然宣佈為批准出售保華企業中心及相關交易而建議之普通決議案，已於二零零六年一月十六日舉行之股東特別大會上獲與會股東以投票方式正式通過。

本公司於股東特別大會當日之已發行股份數目為1,367,540,720股。概無股東須就批准出售保華企業中心及相關交易之普通決議案於股東特別大會上放棄投票，亦無股份使其持有人有權出席股東特別大會但只可於會上表決反對決議案。

本公司之香港股份登記處秘書商業服務有限公司於股東特別大會上擔任點票之監票員。股東特別大會之結果如下：

普通決議案之概要	贊成		反對	
	股份總數	佔於股東特別大會上投票總數之概約百分比	股份總數	佔於股東特別大會上投票總數之概約百分比
批准出售保華企業中心及相關交易	932,723,207	99.999%	669	0.001%

鑑於過半票數已投贊成普通決議案，故此批准出售保華企業中心及相關交易所建議之普通決議案，已於股東特別大會上獲正式通過。

承董事局命
保華集團有限公司
公司秘書
黃麗堅

香港，二零零六年一月十六日

於本公佈發表日期，董事局組合如下：

周明權博士　：　主席（獨立非執行）
劉高原先生　：　副主席兼董事總經理
陳國強博士　：　非執行董事
郭少強先生　：　獨立非執行董事
陳樹堅先生　：　獨立非執行董事

董事願就本公佈所載資料的準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等所知，於本公佈內所發表的意見乃經審慎周詳考慮後而達致，且本公佈並無遺漏其他事實，以致本公佈所載任何陳述有所誤導。

* 僅供識別


MAY 2 4 2006
WASH. D.C.
190
SECTION



PYI Corporation Limited

(Incorporated in Bermuda with limited liability)
(Stock code: 498)

DELAY IN DESPATCH OF CIRCULAR

PYI has applied to the Stock Exchange for an extension of deadline for despatch of the major transaction circular in relation to the disposal of Paul Y. Centre from 15 December 2005 to 23 December 2005.

Reference is made to the announcement made by PYI dated 24 November 2005 ("Announcement") in relation to the disposal of Paul Y. Centre. Capitalised terms used herein have the meanings ascribed thereto in the Announcement unless otherwise defined.

DELAY IN DESPATCH OF CIRCULAR

Under Rule 14.38 of the Listing Rules, the circular of PYI ("Circular") in relation to, among other things, the Disposal and the transactions contemplated therein should be sent to the Shareholders within 21 days of the date of the Announcement, that is, on or before 15 December 2005.

As additional time is required to finalise certain financial information relating to indebtedness and working capital of the Group for inclusion in the Circular, application has been made by PYI to the Stock Exchange for consent to extend the time for despatch of the Circular from 15 December 2005 to 23 December 2005.

By Order of the Board
PYI Corporation Limited
Wong Lai Kin, Elsa
Company Secretary

Hong Kong, 14 December 2005

As at the date of this announcement, the composition of the Board is as follows:

Dr. Chow Ming Kuen, Joseph	:	*Chairman (Independent Non-Executive Director)*
Mr. Tom Ko Yuen Lau	:	*Deputy Chairman and Managing Director*
Dr. Chan Kwok Keung, Charles	:	*Non-Executive Director*
Mr. Kwok Shiu Keung, Ernest	:	*Independent Non-Executive Director*
Mr. Chan Shu Kin	:	*Independent Non-Executive Director*

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.



保華集團有限公司*
PYI Corporation Limited

（於百慕達註冊成立之有限公司）
（股份代號：498）

延遲寄發通函

保華集團已向聯交所申請將有關出售保華企業中心之主要交易通函寄發期限由二零零五年十二月十五日順延至二零零五年十二月二十三日。

謹請參照保華集團於二零零五年十一月二十四日就出售保華企業中心而作出之公佈（「該公佈」）。除文義另有所指，本公佈所用之詞彙與該公佈所用者具有相同涵義。

延遲寄發通函

按上市規則第14.38條之規定，保華集團就（其中包括）出售及相關交易而刊發之通函（「通函」），須在該公佈刊登日期後21日內（即為二零零五年十二月十五日或之前）寄予股東。

由於需要更多時間落實通函所載關於本集團債務聲明及營運資金之若干財務資料，故保華集團已向聯交所申請同意將寄發通函之時間，由二零零五年十二月十五日順延至二零零五年十二月二十三日。

承董事局命
保華集團有限公司
公司秘書
黃麗堅

香港，二零零五年十二月十四日

於本公佈發表日期，董事局組合如下：

周明權博士	：	主席（獨立非執行董事）
劉高原先生	：	副主席及董事總經理
陳國強博士	：	非執行董事
郭少強先生	：	獨立非執行董事
陳樹堅先生	：	獨立非執行董事

董事願就本公佈所載資料的準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等所知，於本公佈內所發表的意見乃經審慎周詳考慮後而達致，且本公佈並無遺漏其他事實，以致本公佈所載任何陳述有所誤導。

* 僅供識別

(Page 1)



PYI Corporation Limited

(Incorporated in Bermuda with limited liability)
(Stock code: 498)

ANNOUNCEMENT OF INTERIM RESULTS FOR THE SIX MONTHS ENDED 30TH SEPTEMBER, 2005

FINANCIAL HIGHLIGHTS

>	Turnover	$1,792 million	+7%
>	*Net profit after tax*	*$149 million*	*+291%*
>	EPS	10.9 cents	+289%
>	Interim DPS	1.5 cents	Unchanged
>	NAV/S	$1.75	−15%

RESULTS

The board of directors (the "Board") of PYI Corporation Limited (formerly known as Paul Y. – ITC Construction Holdings Limited) (the "Company") is pleased to announce the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the six months ended 30th September, 2005, together with the comparative figures for the corresponding period in 2004. The consolidated income statement and consolidated cash flow statement of the Group for the six months ended 30th September, 2005 and the consolidated balance sheet as at 30th September, 2005 of the Group, all of which are unaudited and condensed, along with selected explanatory notes have been reviewed by the Company's audit committee and external auditors.

Condensed Consolidated Income Statement

	Notes	Unaudited Six months ended 30/09/2005 *HK$'000*	30/09/2004 *HK$'000*
Turnover	4	1,791,511	1,678,883
Cost of sales		(1,645,900)	(1,588,366)
Gross profit		145,611	90,517
Other income	5	*101,906*	*21,829*
Increase in fair value of investment properties		85,400	–
Administrative expenses		(81,369)	(63,152)
Other expenses		(74,194)	(9,722)
Finance costs		(6,020)	(2,900)
Loss on disposal of subsidiaries		(82)	–
Write back of impairment loss on interest in an associate		23,289	–
Loss on dilution of interests in associates		–	(15,004)
Share of results of associates		*(22,080)*	*25,673*
Share of results of jointly controlled entities		2,101	118
Profit before taxation	6	174,562	47,359
Taxation	7	(9,421)	(8,827)
Profit for the period		165,141	38,532
Attributable to:			
Equity holders of the Company		149,280	38,144
Minority interests		15,861	388
		165,141	38,532
Dividends	8		
Interim dividend		20,380	20,538
		HK cents	*HK cents*
Earnings per share – Basic	9	10.9	2.8

Condensed Consolidated Balance Sheet

	Notes	Unaudited 30/09/2005 *HK$'000*	Audited 31/03/2005 *HK$'000* (Restated)
NON-CURRENT ASSETS			
Property, plant and equipment	10	222,268	237,278
Investment properties	10	540,400	455,000
Project under development	11	1,838,003	1,772,455
Prepaid land lease payments		129,981	131,576
Goodwill		*61,646*	*61,646*
Interests in associates	12	415,383	381,209
Interests in jointly controlled entities		11,645	9,544
Investment in securities		–	1,778
Available-for-sale investments		2,060	–
Loans receivable – due after one year		1,508	1,508
Amounts due from related companies – due after one year		779	779
Other long term investments		15,841	15,481
Deferred tax assets		*1,680*	*1,680*
		3,241,194	3,069,934
CURRENT ASSETS			
Amounts due from customers for contract works		192,529	185,188
Debtors, deposits and prepayments	13	1,098,666	1,586,246
Properties held for sale		78,245	91,278
Project under development	11	34,200	34,011
Prepaid land lease payments		3,190	3,190
Loans receivable – due within one year		100,000	190,401
Investment in securities		–	173,284
Investments held for trading		55,512	–
Amounts due from related companies		240,077	346,102
Amounts due from associates		181,750	168,683
Taxation recoverable		134	7,506
Short term bank deposits, bank balances and cash		671,681	1,254,556
		2,655,984	4,040,445
CURRENT LIABILITIES			
Amounts due to customers for contract works		441,885	435,198
Creditors and accrued expenses	14	825,520	1,076,195
Amounts due to associates		2,907	2,804
Amounts due to jointly controlled entities		20,766	20,766
Amount due to a minority shareholder		1,368	104,833
Loan from a minority shareholder		172,697	–
Dividend payable		32,487	–
Taxation payable		2,342	1,882
Bank borrowings – due within one year		259,420	289,960
		1,759,392	1,931,638
NET CURRENT ASSETS		896,592	2,108,807
TOTAL ASSETS LESS CURRENT LIABILITIES		4,137,786	5,178,741

Condensed Consolidated Balance Sheet *(Continuous)*

	Notes	Unaudited 30/09/2005 *HK$'000*	Audited 31/03/2005 *HK$'000* (Restated)
NON-CURRENT LIABILITIES			
Loan from a minority shareholder		–	241,000
Bank borrowings – due after one year		296,875	300,000
Deferred tax liabilities		927,373	923,020
		1,224,248	1,464,020
		2,913,538	3,714,721
CAPITAL AND RESERVES			
Share capital	15	135,868	136,920
Reserves		2,237,599	3,041,906
Equity attributable to equity holders of the Company		2,373,467	3,178,826
Minority interests		540,071	535,895
TOTAL EQUITY		2,913,538	3,714,721

Condensed Consolidated Cash Flow Statement

	Unaudited Six months ended 30/09/2005 *HK$'000*	30/09/2004 *HK$'000*
Net cash from operating activities	167,411	65,927
Net cash from (used in) investing activities	335,331	(246,905)
Net cash (used in) from financing activities	(1,099,939)	175,281
Net decrease in cash and cash equivalents	(597,197)	(5,697)
Cash and cash equivalents brought forward	1,247,572	233,207
Cash and cash equivalents carried forward	650,375	227,510
Analysis of the balances of cash and cash equivalents		
Short term bank deposits, bank balances and cash	671,681	239,534
Bank overdrafts	(21,306)	(12,024)
	650,375	227,510

Notes:

1. **BASIS OF PREPARATION**

   The condensed consolidated financial statements have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") and with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA").

2. **PRINCIPAL ACCOUNTING POLICIES**

   The condensed consolidated financial statements have been prepared on the historical cost basis, except for certain properties *and financial instruments which are measured at fair values or revalued amounts as appropriate.*

   The accounting policies used in the condensed consolidated financial statements are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31st March, 2005, except that, in the current period, the Group has applied, for the first time, a number of new Hong Kong Financial Reporting Standards ("HKFRSs"), HKASs and Interpretations ("Int") (hereinafter collectively referred to as "new HKFRSs") issued by the HKICPA that are effective for accounting periods beginning on or after 1st January, 2005. The application of the new HKFRSs has resulted in a change in the presentation of the income statement, balance sheet and the statement of changes in equity. In particular, the presentation of minority interest and share of tax of associates/jointly controlled entities have been changed. The changes in presentation have been applied retrospectively. In addition, the adoption of the new HKFRSs has resulted in changes to the Group's accounting policies in the following areas that have an effect on how the results for the current or prior accounting periods are prepared and presented:

   Share-based payment

   In the current year, the Group has applied HKFRS 2 "Share-based Payment" which requires an expense to be recognised where the Group buys goods or obtains services in exchange for shares or rights over shares ("equity-settled transactions"), *or in exchange for other assets equivalent in value to a given number of shares or rights over shares ("cash-settled* transactions"). The principal impact of HKFRS 2 on the Group is in relation to the expensing of the fair value of share options granted to directors and employees of the Group, determined at the date of grant of the share options, over the *vesting period. Prior to the application of HKFRS 2, the Group did not recognise the financial effect of these share options* until they were exercised. The Group has applied HKFRS 2 to share options granted on or after 1st April, 2005. In relation to share options granted before 1st April, 2005, the Group chooses not to apply HKFRS 2 with respect to share options granted on or before 7th November, 2002 and share options that were granted after 7th November, 2002 and had vested on 1st April, 2005 in accordance with the relevant transitional provisions. As all the share options had vested before 1st April, 2005, the adoption of HKFRS 2 has had no material effect on the results for the current or prior periods. Accordingly, no prior period adjustment has been required.

   Business combinations

   In the current period, the Group has applied HKFRS 3 "Business Combinations" which is effective for business combinations for which the agreement date is on or after 1st January, 2005. The principal effects of the application of HKFRS 3 to the Group are summarised below:

   Goodwill

   In previous periods, goodwill arising on acquisitions before 1st April, 2005 was capitalised and amortised over its estimated useful life. In the current period, the Group has applied the relevant transitional provisions in HKFRS 3 pursuant to which the Group has discontinued amortising such goodwill from 1st April, 2005 onwards and goodwill will be tested for impairment at least annually. Goodwill arising on acquisitions after 1st January, 2005 is measured at cost less accumulated impairment losses (if any) after initial recognition. As a result of this change in accounting policy, no amortisation of goodwill has been charged in the current period. Comparative figures have not been restated.

   Leasehold interest in land and sea use rights

   In previous periods, owner-occupied leasehold land and buildings were included in property, plant and equipment and measured using the cost model. In the current period, the Group has applied HKAS 17 "Leases". Under HKAS 17, the land and buildings elements of a lease of land and buildings are considered separately for the purposes of lease classification, unless the lease payments cannot be allocated reliably between the land and buildings elements, in which case, the entire *lease is generally treated as a finance lease. To the extent that the allocation of the lease payments between the land and* buildings elements can be made reliably, the leasehold interests in land are reclassified to "prepaid land lease payments" under operating leases, which are carried at cost and amortised over the lease term on a straight-line basis. This change in *accounting policy has been applied retrospectively. Alternatively, where the allocation between the land and buildings* elements cannot be made reliably, the leasehold interests in land continue to be accounted for as property, plant and equipment.

   Previously, sea use rights held for undetermined future use were carried at cost less impairment. Under HKAS 17, such sea use rights are classified as prepaid lease payments under operating leases, carried at cost and amortised on a straight-line basis over the lease term. In the absence of any specific transitional provisions in HKAS 17, such change in accounting policy has been applied retrospectively. Comparative figures have been adjusted in order to reflect the cumulative amortisation charge for the sea use rights. The amortisation charge is included as part of the development cost of the project.

   Investment properties

   In the current period, the Group has applied HKAS 40 "Investment Property" and has elected to use the fair value model to account for its investment properties which requires gains or losses arising from changes in the fair value of investment *properties to be recognised directly in profit or loss for the period in which they arise. In previous periods, investment* properties under SSAP 13 "Accounting for Investment Properties" were measured at open market values, with revaluation surplus or deficit credited or charged to investment property revaluation reserve unless the balance on this reserve was insufficient to cover a revaluation decrease, in which case the excess of the revaluation decrease over the balance on the investment property revaluation reserve was charged to the income statement. Where a decrease had previously been charged to the income statement and a revaluation increase subsequently arose, that increase was credited to the income statement to the extent of the decrease previously charged. The adoption of HKAS 40 has had no material effect on the results for the current or prior periods. Accordingly, no prior period adjustment has been required.

Financial instruments

In the current period, the Group has applied HKAS 32 "Financial Instruments: Disclosure and Presentation" and HKAS 39 "Financial Instruments: Recognition and Measurement". HKAS 32 requires retrospective application. The application of HKAS 32 has had no material effect on the presentation of financial instruments in the financial statements of the Group. HKAS 39, which is effective for accounting periods beginning on or after 1st January, 2005, generally does not permit to recognise, derecognise or measure financial assets and liabilities on a retrospective basis. The principal effects resulting from the implementation of HKAS 39 are summarised below:

Classification and measurement of financial assets and financial liabilities

The Group has applied the relevant transitional provisions in HKAS 39 with respect to classification and measurement of financial assets and financial liabilities that are within the scope of HKAS 39.

By 31st March, 2005, the Group classified and measured its equity securities in accordance with the benchmark treatment of Statement of Standard Accounting Practice 24 "Accounting for Investments in Securities" ("SSAP 24"). Under SSAP 24, investments in equity securities are classified as "investment securities" or "other investments" as appropriate. "Investment securities" are carried at cost less impairment losses (if any) while "other investments" are measured at fair value, with unrealised gains or losses included in the profit or loss. From 1st April, 2005 onwards, the Group has classified and measured its equity securities in accordance with HKAS 39. Under HKAS 39, financial assets are classified as "financial assets at fair value through profit or loss" or "available-for-sale financial assets". The classification depends on the purpose for which the assets are acquired. "Financial assets at fair value through profit or loss" and "available-for-sale financial assets" are carried at fair value, with changes in fair values recognised in income statement and equity, respectively. Balance of the Group's investment securities was remeasured at fair value with an adjustment of HK$1,521,000 to the previous carrying amounts of assets and the Group's accumulated profits at 1st April, 2005, which will be released to the income statement upon disposal or impairment of the relevant available-for-sale investments.

Financial assets and financial liabilities other than debt and equity securities

From 1st April, 2005 onwards, the Group classifies and measures its financial assets and financial liabilities other than debt and equity securities (which were previously outside the scope of SSAP 24) in accordance with the requirements of HKAS 39. Under HKAS 39, financial assets are classified as "financial assets at fair value through profit or loss", "available-for-sale financial assets", "loans and receivables" or "held-to-maturity financial assets". "Financial liabilities are generally classified as "financial liabilities at fair value through profit or loss" or "financial liabilities other than financial liabilities at fair value through profit or loss (other financial liabilities)". "Other financial liabilities" are carried at amortised cost using the effective interest method.

3. SUMMARY OF THE EFFECTS OF CHANGES IN ACCOUNTING POLICIES

The financial effects of the changes in accounting policies described above are summarised as follows:

(a) **Effects on the results for the current and prior periods:**

	Six months ended 30/09/2005 HK$'000	30/09/2004 HK$'000
Decrease in amortisation of goodwill	3,712	–
Increase in share of loss of an associate	(14,217)	–
Decrease in profit for the period	(10,505)	–

(b) **Effects on the balance sheet as at 31st March, 2005 and 1st April, 2005:**

	As at 31/03/2005 HK$'000 (originally stated)	Effect of HKAS 17 HK$'000	Share of effect of changes in accounting policies on an associate HK$'000 (Note)	As at 31/03/2005 HK$'000 (restated)	Effect of HKAS 39 HK$'000	Share of effect of changes in accounting policies on an associate HK$'000 (Note)	As at 01/04/2005 HK$'000 (restated)
Effects on assets and liabilities:							
Property, plant and equipment	372,044	(134,766)	-	237,278	-	-	237,278
Project under development							
- non-current	1,806,466	(34,011)	-	1,772,455	-	-	1,772,455
- current	-	34,011	-	34,011	-	-	34,011
Prepaid land lease payments							
- non-current	-	131,576	-	131,576	-	-	131,576
- current	-	3,190	-	3,190	-	-	3,190
Interests in associates	382,146	-	(937)	381,209	-	27,363	408,572
Investments in securities							
- non-current	1,778	-	-	1,778	(1,778)	-	-
- current	173,284	-	-	173,284	(173,284)	-	-
Available-for-sale investments	-	-	-	-	3,299	-	3,299
Investments held for trading	-	-	-	-	173,284	-	173,284
	2,735,718	-	(937)	2,734,781	1,521	27,363	2,763,665
Effects on equity:							
Other reserves	-	-	-	-	-	(1,113)	(1,113)
Accumulated profits	253,898	-	(937)	252,961	991	28,476	282,428
Minority interests	535,895	-	-	535,895	530	-	536,425
	789,793	-	(937)	788,856	1,521	27,363	817,740

Note: The share of effect of changes in accounting policies on an associate arose from the adoption of Hong Kong Interpretation 2 ("HK Int-2") "The Appropriate Accounting Policies for Hotel Properties", HKAS 39 "Financial Instruments: Recognition and Measurement" and HKFRS 3 "Business Combinations" by the Group's associate.

4. SEGMENTAL INFORMATION

Business segments:

For management purposes, the Group's operations are currently organised into six operating divisions, namely building construction, civil engineering, project management, facilities management, treasury investment and property investment. These divisions are the basis on which the Group reports its primary segment information.

Analysis of the Group's turnover and profit before taxation by business segments are as follows:

Turnover:

	Six months ended 30/9/2005 External HK$'000	Inter-segment HK$'000	Total HK$'000	Six months ended 30/9/2004 External HK$'000	Inter-segment HK$'000	Total HK$'000
Construction and other contracting businesses:						
Building construction	1,008,967	-	1,008,967	1,248,740	30,374	1,279,114
Civil engineering	438,146	50,210	488,356	408,881	57,760	466,641
Project management	6,044	-	6,044	-	-	-
Facilities management	1,919	-	1,919	-	-	-
	1,455,076	50,210	1,505,286	1,657,621	88,134	1,745,755
Treasury investment	307,639	-	307,639	-	-	-
Property investment	28,796	9,659	38,455	21,262	7,876	29,138
Elimination	-	(59,869)	(59,869)	-	(96,010)	(96,010)
	1,791,511	-	1,791,511	1,678,883	-	1,678,883

Profit before taxation:

	Six months ended 30/9/2005 HK$'000	30/9/2004 HK$'000
Construction and other contracting businesses:		
Building construction	37,356	8,926
Civil engineering	14,270	29,169
Project management	3,899	-
Facilities management	1,702	-
	57,227	38,095
Treasury investment	33,776	-
Property investment	14,656	8,481
Segment results	105,659	46,576
Interest income	17,477	20,344
Increase in fair value of investment properties	85,400	-
Unallocated corporate expenses	(31,182)	(27,448)
Finance costs	(6,020)	(2,900)
Loss on disposal of subsidiaries	(82)	-
Loss on dilution of interests in associates	-	(15,004)
Write back of impairment loss on interest in an associates	23,289	-
Share of results of associates	(22,080)	25,673
Share of results of jointly controlled entities	2,101	118
Profit before taxation	174,562	47,359

Inter-segment revenue is charged at market price or, where no market price is available, at terms determined and agreed by both parties.

5. OTHER INCOME

	Six months ended 30/09/2005 HK$'000	30/09/2004 HK$'000
Gain on disposal of investment properties	-	1,129
Interest income	17,477	20,344
Recovery of interest and legal expenses in connection with a court action against an ex-shareholder of the Company	79,928	-
Dividend income	-	356
Write back of allowance for doubtful debts	4,501	-
	101,906	21,829

6. PROFIT BEFORE TAXATION

Profit before taxation has been arrived at after charging:

	Six months ended 30/09/2005 HK$'000	30/09/2004 HK$'000
Depreciation and amortisation of property, plant and equipment		
Owned assets	19,318	27,958
Less: Amount capitalised in respect of contracts in progress	(1,215)	(799)
	18,103	27,159
Amortisation of goodwill (included in administrative expenses)	-	1,153
Loss on disposal of investments in securities	-	1,579
Unrealised holding loss on listed other investments	-	8,143
Decrease in fair value of investments held for trading	4,029	-
Share of taxation of associates (included in share of results of associates)	446	23,108
Share of taxation of jointly controlled entities (included in share of results of jointly controlled entities)	390	-

7. TAXATION

	Six months ended 30/09/2005 HK$'000	30/09/2004 HK$'000
The charge comprises:		
Hong Kong Profits Tax		
Current year	1,871	21
Underprovision in prior years	3,197	-
	5,068	21
Overseas taxation	-	1,177
Deferred taxation	4,353	7,629
	9,421	8,827

Hong Kong Profits Tax is calculated at the rate of 17.5% (2004: 17.5%) on the estimated assessable profits derived from Hong Kong for the period.

Overseas taxation is calculated at the rates prevailing in the respective jurisdictions.

8. DIVIDENDS

	Six months ended 30/09/2005 HK$'000	30/09/2004 HK$'000
Interim dividend – 1.5 cents (2004: 1.5 cents) per share	20,380	20,538

The amount of the interim dividend declared for the six months ended 30th September, 2005 has been calculated by reference to the 1,358,675,436 issued ordinary shares outstanding as at the date of this announcement.

During the period, a special cash dividend of 70 cents per share amounting to a total dividend of approximately HK$957,177,000 (2004: Nil) was declared by the Board of Directors and a final dividend of 1.5 cents (2004: 1.5 cents) per share amounting to a total dividend of approximately HK$20,380,000 (2004: HK$20,179,000) for the year ended 31st March, 2005 was approved by and payable to the shareholders.

9. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share attributable to the equity holders of the Company for the period is based on the following data:

	Six months ended 30/09/2005 HK$'000	30/09/2004 HK$'000
Earnings:		
Earnings for the purposes of basic earnings per share	149,280	38,144
Number of shares:		
Weighted average number of ordinary shares for the purposes of basic earnings per share	1,365,282,332	1,345,249,019

No diluted earnings per share has been presented for both periods as the exercise prices of the Company's share options were higher than the average market price per share for the six months ended 30th September, 2005 and no potential ordinary shares were outstanding during the six months ended 30th September, 2004.

10. INVESTMENT PROPERTIES, PROPERTY, PLANT AND EQUIPMENT

During the period, the Group spent approximately HK$7,848,000 (2004: HK$4,143,000) on property, plant and equipment to expand and upgrade its operating capacity. The Group also disposed of property, plant and equipment with an aggregate carrying value of approximately HK$2,912,000 (2004: HK$2,373,000).

Investment properties were valued at their open market values at 30th September, 2005 by an independent professional valuer on an open market existing use basis. This revaluation gave rise to an increase of HK$85,400,000 which was credited to the condensed income statement during the period.

11. PROJECT UNDER DEVELOPMENT

	30/09/2005 HK$'000	31/03/2005 HK$'000 (Restated)
Sea-use rights	1,662,216	1,669,907
Development costs	209,987	136,559
	1,872,203	1,806,466
Less: Current portion of sea-use rights shown under current assets	(34,200)	(34,011)
Amount shown under non-current assets	*1,838,003*	*1,772,455*

The development project is located in Jiangsu Province, the People's Republic of China.

12. INTERESTS IN ASSOCIATES

	30/09/2005 HK$'000	31/03/2005 HK$'000 (Restated)
Share of net assets:		
Listed shares in Hong Kong (note below)	380,521	370,977
Unlisted shares	38,487	37,146
	419,008	408,123
Less: Impairment loss recognised	(3,625)	(26,914)
	415,383	381,209
Market value of listed shares in Hong Kong	*214,820*	*139,763*

The listed shares in Hong Kong represent the Group's 29.36% (31.3.2005: 29.36%) equity interest in China Strategic Holdings Limited ("China Strategic"). The Group's share of net assets in China Strategic as at 30th September, 2005 is calculated based on China Strategic's net assets as at 30th June, 2005 as shown in its latest published interim report.

During the period, the directors have assessed the estimated recoverable amount of China Strategic based on the terms of the scheme of group reorganisation as set out in its circular dated 10th September, 2005. Accordingly, an impairment loss of HK$23,289,000 previously recognised has been written back in the income statement.

13. DEBTORS, DEPOSITS AND PREPAYMENTS

The Group's credit terms for contracting business are negotiated on terms determined and agreed with its trade customers. Trade debtors arise from property leasing business are payable monthly in advance and the credit terms granted by the Group to other trade debtors normally range from 30 days to 90 days.

The following is an aged analysis of trade debtors as at the reporting date:

	30/09/2005 HK$'000	31/03/2005 HK$'000 (Restated)
Within 90 days	248,511	329,058
More than 90 days and within 180 days	16,345	2,839
More than 180 days	67,600	67,663
	332,456	399,560

Included in debtors, deposits and prepayments is an amount of approximately HK$132,164,000 (31.3.2005: HK$449,174,000) which represents the balance of proceeds from disposal of interest in Downer EDI Limited ("Downer"), a former associate of the Group, deposited with a broker in Australia. The amount was withheld by the Australian Taxation Office until the clearance of all tax liabilities arising from the disposal of Downer's shares. During the period, an amount of approximately HK$317,010,000 was paid to the Australian Taxation Office out of the deposits with the broker.

14. CREDITORS AND ACCRUED EXPENSES

The following is an aged analysis of trade creditors at the reporting date:

	30/09/2005 HK$'000	31/03/2005 HK$'000 (Restated)
Within 90 days	214,699	218,556
More than 90 days and within 180 days	4,976	1,129
More than 180 days	14,741	17,058
	234,416	236,743

15. SHARE CAPITAL

	Issued and fully paid Number of shares	Value *HK$'000*
Ordinary shares of HK$0.1 each:		
At 1st April, 2005	*1,369,195,436*	*136,920*
Shares repurchased and cancelled	(10,520,000)	(1,052)
At 30th September, 2005	1,358,675,436	135,868

INTERIM DIVIDEND

The Board has resolved to pay an interim dividend of 1.5 cents per share for the six months ended 30th September, 2005 (2004: 1.5 cents per share) to shareholders whose names appear on the register of members of the Company as at the close of business on 11th January, 2006. The interim dividend is expected to be paid to shareholders by post on or around 13th February, 2006.

The Board has also proposed that the interim dividend should be satisfied by way of a scrip dividend of shares, with an option to elect cash in respect of all or part of such dividend. The market value of the shares to be issued under the scrip dividend proposal will be fixed by reference to the average of the close prices of the Company's shares for the three consecutive trading days ending 11th January, 2006 less a discount of five per cent. of such average price or to the par value of the shares, whichever is the higher. The proposed scrip dividend is conditional upon the Stock Exchange of Hong Kong Limited (the "Stock Exchange") granting listing of, and permission to deal in, the new shares. A circular giving full details of the scrip dividend proposal and a form of election will be sent to shareholders in due course.

CLOSURE OF THE REGISTER OF MEMBERS OF THE COMPANY

The register of members of the Company will be closed during the period from 9th January, 2006 to 11th January, 2006, both dates inclusive, during which period no transfer of share(s) of the Company will be effected. In order to qualify for the interim dividend, all transfer of share(s), accompanied by the relevant share certificate(s) with the completed transfer form(s) with overleaf or separately, must be lodged with the Company's branch share registrars in Hong Kong, Secretaries Limited at its new address at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong (effective on 3rd January, 2006, formerly at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong), for registration not later than 4:00 p.m. on 6th January, 2006.

MANAGEMENT DISCUSSION AND ANALYSIS

REVIEW OF FINANCIAL PERFORMANCE AND POSITIONS

Continuous growth

For the six months period under review, the Group's consolidated turnover was approximately HK$1,792 million (2004: HK$1,679 million), representing an increase of approximately 7% when compared with that of last corresponding period. The increase was mainly attributable to an increase in the Group's business in treasury investment.

The Group's gross profit rose by 60% to some HK$146 million (2004: HK$91 million), representing a gross margin of 8% of the consolidated turnover. Profit before taxation of some HK$175 million was achieved as compared to some HK$47 million for the same period last year. The Group's profit before taxation comprised:

(i) net gain of approximately HK$57 million in construction and other contracting businesses (2004: HK$38 million);
(ii) net gain of approximately HK$34 million in treasury investment (2004: Nil);
(iii) net gain of approximately HK$15 million in property investment (2004: HK$8 million);
(iv) interest income of approximately HK$18 million (2004: HK$20 million);
(v) increase in fair value of investment properties of approximately HK$85 million (2004: Nil);
(vi) net corporate expenses of approximately HK$31 million (2004: HK$27 million);
(vii) finance costs of approximately 6 million (2004: HK$3 million); and
(viii) net gain of approximately HK$3 million from associates and jointly controlled entities (2004: HK$11 *million).*

Profit for the period attributable to shareholders of the Company was approximately HK$149 million (2004: HK$38 million) and earnings per share was HK10.9 cents (2004: 2.8 cents).

When compared with the Group's financial positions as at 31st March, 2005, total assets decreased by 17% to some HK$5,897 million and net current assets decreased by 57% to some HK$897 million, mainly due to the payment of a special cash dividend totalling approximately HK$957 million in July 2005. Consequently, current assets decreased from 2.1 times to 1.5 times of current liabilities. After accounting for the net profit of approximately HK$149 million net of dividends paid/declared of approximately HK$978 million, equity attributable to shareholders of the Company decreased by 25% to some HK$2,373 million, representing HK$1.7 per share as at 30th September, 2005 (31.3.2005: HK$2.3 per share).

Net cash inflow from operations was about HK$167 million and outflow in respect of investing and financing activities was about HK$764 million, resulting in a net decrease in cash of about HK$597 million for the period under review.

REVIEW OF OPERATIONS

Port & Infrastructure Development

The rapid economic growth of Mainland China gives rise to a growing demand on the ports and logistics sector which is now the Group's business focus, and it is expected to contribute positively to the Group's future earnings base.

The development of Yangkou Port progressed well during the period under review. In September 2005, an official groundbreaking ceremony was held to signify the commencement of work on the 13-kilometer Yellow Sea Crossing. On completion, the Yellow Sea Crossing will link the 1 square-kilometer man-made island and berthing facilities with the 42 square-kilometer harbour front industrial park. The master planning of the industrial park is also under way.

Completion of the initial phase of Yangkou Port will align with the opening of Sutong Bridge, connecting the Yellow Sea with the southern side of the Yangtze River delta through Nantong. On completion in late 2007, the Sutong Bridge will link up Suzhou and Nantong and cut by half the commuting time between Shanghai and Nantong.

In August 2005, the Group announced a proposed 45% investment in Nantong Port Group at a cost of approximately HK$417 million. This move fits well into the Group's strategy to develop a comprehensive and integrated transshipment network on the Yangtze River.

At present, Nantong Port Group owns a total of 4 major terminals which together operate more than 20 productive berths at Nantong Port, the first major bulk cargo port in the Yangtze River delta.

In 2004, Nantong Port Group achieved a cargo throughput of approximately 33 million tonnes. Currently, it is undertaking major expansion plans, upon completion of which by mid-2006 throughput capacity will be increased by more than 50%.

The proximity in location and the complementary nature of Nantong Port and Yangkou Port not only will allow the Group to build up an effective logistics network but also will offer a comprehensive spectrum of services to shippers in the Yangtze River delta.

Engineering businesses – Paul Y. Engineering

For the period under review, Paul Y. Engineering Group Limited ("Paul Y. Engineering") and its subsidiaries (the "Paul Y. Engineering Group") achieved a gross profit of some HK$98 million as compared to some HK$91 million for the last corresponding period. Net profit after tax attributable to shareholders of Paul Y. Engineering for the period was approximately HK$46 million as compared to some HK$37 million for the last corresponding period.

During the period, the Paul Y. Engineering Group secured new contracts with an aggregate value of approximately HK$1,734 million. At this period end, the value of work remaining increased by 9% to approximately HK$4,933 million when compared with that of the last financial year end. Profile of contracts on hand as at the end of this period is as follows:

	Value of contracts on hand As at 30/09/2005 *HK$'million*	Value of work remaining As at 30/09/2005 *HK$'million*
Building construction	6,096	3,909
Civil engineering	2,266	1,024
	8,362	4,933

Subsequent to the period end, the Group has secured further contracts of approximately HK$165 million.

Property investment

During the period under review, approximately HK$15 million (2004: HK$8 million) of the operating profit was contributed from the business of property investment.

Total value of the Group's property portfolio, excluding those self-used properties, amounted to approximately HK$619 million (31.3.2005: HK$546 million) as at 30th September, 2005, equivalent to about 10% (31.3.2005: 8%) of the total assets of the Group. Included in the property portfolio is mainly Paul Y. Centre, the Group's headquarters in Kwun Tong, Kowloon, Hong Kong. The overall rental rate of Paul Y. Centre has been increased when compared with that of last period and occupancy rate was maintained at a satisfactory level of around 95% (31.3.2005: 97%) at 30th September, 2005.

Treasury Investment

During the period under review, HK$34 million (31.3.2005: Nil) of the operating profit was contributed from the business of treasury investment.

Total value of the Group's investment securities amounted to approximately HK$58 million (31.3.2005: HK$175 million) as at 30th September, 2005, equivalent to about 1% (31.3.2005: 2%) of the total assets of the Group. Portfolio of high-yield loan receivable amounted to approximately HK$489 million (31.3.2005: HK$668 million) as at 30th September, 2005, equivalent to about 8% (31.3.2005: 9%) of the total assets of the Group.

China Strategic

In March 2005, the Company entered into a sale and purchase agreement with an independent third party in relation to the disposal of 135 million shares in China Strategic at HK$0.193 per share. Upon completion of the disposal, the Group's shareholding interest in China Strategic will decrease from 29.4% to approximately 14%, and China Strategic will cease to be an associated company of the Company.

The disposal is conditional upon, inter alia, the completion of a capital reorganisation (including, inter alia, a consolidation of two existing shares into one consolidated share) and a group reorganisation (the "Group Reorganisation") involving in specie distribution of certain assets to shareholders by China Strategic. Hanny Holdings Ltd ("Hanny") has in turn proposed a voluntary offer (the "Hanny Offer") to acquire the assets distributed under the Group Reorganisation. Under this offer, the Company will be entitled to receive one Hanny share plus HK$1.80 for every 5 consolidated shares of China Strategic.

Currently, the Board continues to favour a possible distribution to shareholders of a significant portion of the value to be derived from the divestment of China Strategic. However, given that the requisite court approval for *effecting the proposed capital reorganisation is yet to be obtained by China Strategic and there is still* no definite time frame in relation to the effective date of the Group Reorganisation currently, the Board does not consider it appropriate to make any decision regarding the aforesaid distribution at this stage.

MAJOR EVENT SUBSEQUENT

Disposal of Paul Y. Centre.

Subsequent to 30th September, 2005, the Group entered into a conditional sale and purchase agreement with a joint venture company effectively owned by Lehman Brothers Holdings Inc., Capital Strategic Investment Limited and Paul Y. Engineering Group for the disposal of Paul Y. Centre (through disposing 100% of the subsidiaries owning Paul Y. Centre) at an agreed gross value of HK$780 million. Such agreed value is derived from a yield rate of 6.28% based on the rental income of approximately HK$49 million for the year ended 31st March, 2005. The disposal constitutes a major transaction of the Company and is subject to approval by shareholders in a special general meeting to be convened. Details of this transaction are set out in an announcement of the Company dated 24th November, 2005.

LIQUIDITY, FINANCIAL RESOURCES, CAPITAL STRUCTURE AND GEARING RATIO

The Group continues to adopt a prudent funding and treasury policy with regard to its overall business operations. A variety of credit facilities are maintained to meet its working capital requirements. During the period under review, the Group obtained new bank facilities in the amount of HK$45 million, of which HK$22.5 million were used to finance the purchase of a property in Hong Kong and the remaining balance for general working capital purpose. The loans of the Group bear interest at market rates and are with terms of repayment within five years.

As at 30th September, 2005, the Group's total borrowings amounted to approximately HK$729 million (31.3.2005: HK$831 million), with HK$432 million (31.3.2005: HK$290 million) repayable within one year and HK$297 million (31.3.2005: HK$541 million) repayable after one year. Cash balances as at 30th September, 2005 amounted to approximately HK$672 million (31.3.2005: HK$1,255 million).

As at the period end, HK$662 million (31.3.2005: HK$765 million) of the Group's borrowings bore interest at floating rates and were denominated in Hong Kong dollars, and HK$67 million (31.3.2005: HK$66 million) of the Group's borrowings bore interest at a fixed rate and were denominated in Reminbi. The Group's gearing ratio was 0.31 (31.3.2005: 0.26) which is calculated based on total borrowings of HK$729 million (31.3.2005: HK$831 million) and equity attributable to shareholders of the Company of HK$2,373 million (31.3.2005: HK$3,179 million).

CONTINGENT LIABILITIES

As at 30th September, 2005, the Group had contingent liabilities in respect of outstanding performance bonds on construction contracts of approximately HK$131 million (31.3.2005: HK$310 million).

PLEDGE OF ASSETS

As at 30th September, 2005, certain of the Group's properties and investment securities with an aggregate value of approximately HK$834 million (31.3.2005: HK$753 million) and the issued shares of certain subsidiaries of the Company and its benefits under certain construction contracts have been pledged to banks and financial institutions to secure general credit facilities granted to the Group.

COMMITMENTS

As at 30th September, 2005, the Group had expenditure contracted but not provided for in the financial statements in respect of acquisition of certain property, plant and equipment in an amount of approximately HK$41 million (31.3.2005: HK$91 million in respect of certain property, plant and equipment and HK$48 million in respect of certain equity investment).

NUMBER OF EMPLOYEES, REMUNERATION POLICIES AND SHARE OPTION SCHEME

As at 30th September, 2005, the Group employed a total of approximately 1,235 full time employees (among which 1,092 were employed by Paul Y. Engineering) (31.3.2005: 1,163). Remuneration packages comprised salary and performance-based bonus. Details of the share option scheme were discussed in the Group's Annual Report for the year ended 31st March, 2005. No share option was granted or exercised during the period under review.

OUTLOOK

China's GDP grew 9.4% in the first nine months of 2005, while its consumer price index rose 2%. China's central bank sees a continuation of GDP growth and expects it to surpass 9% for 2005.

The momentum of global economic growth is likely to remain relatively steady over the next six months, though moderated somewhat by oil-price volatility and US interest rates rising at a measured pace.

A relatively stable global environment should underpin external demand in China, thus creating a favourable environment for our ports and infrastructure business in the Mainland.

Having secured the spearheading position in the Yangtze River delta, the Group will focus on the development of Yangkou Port as well as the enhancement of capacity and efficiency of Nantong Port Group. In addition to the dry bulk operational skill at Nantong Port Group, the Group is exploring opportunities to invest in liquid bulk terminals in the upper stream of Yangtze River.

With our well defined business focus and a highly liquid balance sheet, we are fully committed to redeploying our resources to the ports and logistics sector in the Mainland and are prepared to maximize the opportunities that lie ahead.

PURCHASE, SALE AND REDEMPTION OF LISTED SECURITIES

During the period under review, the Company purchased a total of 10,520,000 ordinary shares of the Company on the Stock Exchange at an aggregate price of HK$14,477,780, representing an average price of HK$1.38 paid for each share purchased. All of these shares were cancelled upon repurchases.

CODE ON CORPORATE GOVERNANCE PRACTICES

The Company has, throughout the period ended 30 September 2005, complied with the code provisions and, where applicable, the recommended best practices of the Code of Corporate Governance Practices (the "Code") as set out in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange except for the following deviation from code provision A.4.2 of the Code:

Under code provision A.4.2 of the Code, every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years.

The rotation of directors at the annual general meeting of the Company held on 8 September 2005 was in accordance with the Company's previous bye-laws which stipulate, inter alia, that one-third of the directors for the time being (or, if their number is not a multiple of three (3), the number nearest to but not greater than one-third) shall retire from office by rotation provided that notwithstanding anything therein, the Chairman of the Board and/or the Managing Director of the Company shall not, whilst holding such office, be subject to retirement by rotation or be taken into account in determining the number of directors to retire in each year. This deviated from the requirements of code provision A.4.2.

To fully comply with code provision A.4.2, relevant amendments to the Company's bye-laws were proposed and approved by shareholders at the same annual general meeting of the Company, pursuant to which every director shall be subject to retirement by rotation at least once every three years at the annual general meeting in future.

BOARD OF DIRECTORS

As at the date of this announcement, the following are the directors of the Company:

Dr. Chow Ming Kuen, Joseph	:	Chairman (Independent Non-Executive Director)
Mr. Tom Ko Yuen Lau	:	Deputy Chairman and Managing Director
Dr. Chan Kwok Keung, Charles	:	Non-Executive Director
Mr. Kwok Shiu Keung, Ernest	:	Independent Non-Executive Director
Mr. Chan Shu Kin	:	Independent Non-Executive Director

On behalf of the Board
Dr. Chow Ming Kuen, Joseph
Chairman

Hong Kong, 13th December, 2005

PYI

保華集團有限公司*
PYI Corporation Limited

（於百慕達註冊成立之有限公司）
（股份代號：498）

截至二零零五年九月三十日止六個月之中期業績公佈

財務摘要

> 營業額	1,792,000,000港元	+7%
> 除稅後溢利淨額	149,000,000港元	+291%
> 每股盈利	港幣10.9仙	+289%
> 每股中期股息	港幣1.5仙	不變
> 每股資產淨值	1.75港元	－15%

業績

保華集團有限公司（前稱保華德祥建築集團有限公司）（「本公司」）之董事局（「董事局」）欣然宣佈本公司及其附屬公司（「本集團」）截至二零零五年九月三十日止六個月之未經審核綜合業績連同二零零四年同期之比較數字。本公司之審核委員會及外聘核數師已對本集團截至二零零五年九月三十日止六個月之未經審核簡明綜合收益表及綜合現金流動表，以及本集團於二零零五年九月三十日之未經審核簡明綜合資產負債表，連同部份說明性之附註作出審閱。

簡明綜合收益表

	附註	未經審核 截至九月三十日止六個月 二零零五年 千港元	二零零四年 千港元
營業額	4	1,791,511	1,678,883
銷售成本		(1,645,900)	(1,588,366)
毛利		145,611	90,517
其他收入	5	101,906	21,829
投資物業之公平價值增加		85,400	–
行政費用		(81,369)	(63,152)
其他費用		(74,194)	(9,722)
融資成本		(6,020)	(2,900)
出售附屬公司之虧損		(82)	–
撥回聯營公司權益之減值虧損		23,289	–
攤薄聯營公司權益所致虧損		–	(15,004)
攤佔聯營公司業績		(22,080)	25,673
攤佔共同控制機構業績		2,101	118
除稅前溢利	6	174,562	47,359
稅項	7	(9,421)	(8,827)
期間溢利		165,141	38,532
以下人士應佔：			
本公司之股權持有人		149,280	38,144
少數股東權益		15,861	388
		165,141	38,532
股息	8		
中期股息		20,380	20,538
		港幣仙	港幣仙
每股盈利－基本	9	10.9	2.8

簡明綜合資產負債表

	附註	未經審核 二零零五年 九月三十日 千港元	經審核 二零零五年 三月三十一日 千港元 (重新列賬)
非流動資產			
物業、機械及設備	10	222,268	237,278
投資物業	10	540,400	455,000
發展中項目	11	1,838,003	1,772,455
預付土地租賃款項		129,981	131,576
商譽		61,646	61,646
聯營公司權益	12	415,383	381,209
共同控制機構權益		11,645	9,544
證券投資		–	1,778
可供出售投資		2,060	–
一年後到期之應收貸款		1,508	1,508
一年後到期之應收關連公司款項		779	779
其他長期投資		15,841	15,481
遞延稅項資產		1,680	1,680
		3,241,194	3,069,934

以股份支付之款項

於本年度內，本集團已採納香港財務報告準則第2號「以股份支付之款項」，該準則規定本集團以股份或股權換購貨品或換取服務（「股本結算交易」）或以某數量之股份或股權換取等值之其他資產（「現金結算交易」）時，均須確認為開支。香港財務報告準則第2號對本集團之主要影響為授予本集團董事及僱員之購股權在授出當日決定其公平價值，並於歸屬期內列作開支。於採納香港財務報告準則第2號前，本集團只有在購股權獲行使時才確認其財務影響。本集團採納之香港財務報告準則第2號適用於二零零五年四月一日或之後授出之購股權。有關於二零零五年四月一日之前授出之購股權，根據相關過渡性條文，本集團選擇不就於二零零二年十一月七日或之前授出之購股權及於二零零二年十一月七日之後授出而其權益歸屬期乃於二零零五年四月一日前之購股權採納香港財務報告準則第2號。由於所有購股權已於二零零五年四月一日前歸屬，因此採納香港財務報告準則第2號對本期間或以往期間之業績並無任何重大影響。故此，毋須作出任何前期調整。

業務合併

在本期間，本集團已採用香港財務報告準則第3號「業務合併」，該準則適用於協議日期為二零零五年一月一日或以後之業務合併。應用香港財務報告準則第3號對本集團之主要影響概述如下：

商譽

於以往期間，因於二零零五年四月一日前進行收購而產生之商譽於其估計可使用年期內資本化及攤銷。於本期間，本集團已採用香港財務報告準則第3號之相關過渡性條文，據此本集團由二零零五年四月一日起停止攤銷該商譽，以及最低限度每年對商譽進行一次減值評估。因於二零零五年一月一日後進行收購而產生之商譽於初次確認後乃按成本減累積減值虧損（如有）估量。因此會計政策之變動，本期間並無計入任何商譽攤銷。比較數字並無予以重列。

土地及海域使用權之租賃權益

於以往期間，業主自用之租賃土地及樓宇均計入物業、機械及設備，並以成本模式估量。於本期間，本集團已應用香港會計準則第17號「租賃」。根據香港會計準則第17號，土地及樓宇租賃之土地及樓宇部份應視乎租賃分類而獨立入賬，惟租金若未能可靠地於土地及樓宇部份之間作出分配，則於此情況下整份租賃一概視為融資租賃。若租金能可靠地於土地及樓宇部份之間作出分配，則於土地之租賃權益應重新分類為經營租賃下之「預付租賃土地款項」，並以成本入賬及按直線法於租賃期攤銷。此項會計政策變動已作出追溯應用。另外，若租金未能可靠地於土地及樓宇部份之間作出分配，則土地之租賃權益將繼續入賬列作物業、機械及設備。

以往，持作未決定未來用途之海域使用權乃按成本減減值列賬。根據香港會計準則第17號，該等海域使用權分類為經營租賃下之預付租賃款項，並以成本入賬及按直線法於租賃期攤銷。在香港會計準則第17號並無任何特定過渡性條文之情況下，該項會計政策變動已作出追溯應用。比較數字已作調整，以反映海域使用權之累積攤銷開支。攤銷開支列作有關項目之開發成本之一部份。

投資物業

於本期間，本集團採用香港會計準則第40號「投資物業」，並已選擇採用公平價值模式處理其投資物業，據此須將投資物業公平價值變動產生之損益，直接在其所產生之期間於收益表內確認。於以往期間，在會計實務準則第13號「投資物業之會計處理方法」下之投資物業乃按公開市值估量，而重估盈餘或虧絀計入或在投資物業重估儲備內扣除，除非此一儲備項下之餘額不足以抵銷重估減值，在此情況下重估減值超出投資物業重估儲備餘額之部份在收益表內扣除。倘以往曾在收益表內扣除之減值惟其後出現重估升值，則以之前已扣除之減值為限將遞賬計入收益表。採用香港會計準則第40號對本期間或以往期間之業績並無任何重大影響。因此，毋須作出任何往期調整。

金融工具

於本期間，本集團已採用香港會計準則第32號「金融工具：披露及呈列」及香港會計準則第39號「金融工具：確認及估量」。香港會計準則第32號規定追溯應用。應用香港會計準則第32號對本集團之財務報表內金融工具之呈列方式並無任何重大影響。於二零零五年一月一日或以後開始之會計期間生效之香港會計準則第39號，一般不允許按追溯基準確認、不予確認或估量金融資產及負債。採納香港會計準則第39號所導致之主要影響概述如下：

金融資產及金融負債之分類及估量

本集團已就香港會計準則第39號所指範圍內之金融資產及金融負債之分類及估量，採用香港會計準則第39號之相關過渡性條文。

於二零零五年三月三十一日前，本集團根據會計實務準則第24號「證券投資之會計處理方法」（「會計實務準則第24號」）之標準處理方法將其股本證券分類及估量。根據會計實務準則第24號，股本證券投資分類為「投資證券」或「其他投資」（如適用）。「投資證券」乃按成本扣除減值虧損（如有）列賬，而「其他投資」則按公平價值估量，未變現收益或虧損列入收益表。由二零零五年四月一日起，本集團已根據香港會計準則第39號將其股本證券分類及估量。根據香港會計準則第39號，金融資產分類為「按公平價值計入收益表之金融資產」或「可供出售之金融資產」。分類須視乎收購資產之目的而定。「按公平價值計入收益表之金融資產」及「可供出售之金融資產」乃按公平價值列賬，公平價值之變動分別於收益表及權益中確認。本集團之投資證券之結餘乃按公平價值重新估量，並對資產過往之賬面值及本集團於二零零五年四月一日之累積溢利調整1,521,000港元，將於相關可供銷售投資出售或減值後撥入收益表。

除債務及股本證券以外之金融資產及金融負債

由二零零五年四月一日起，本集團根據香港會計準則第39號之規定，對除債務及股本證券以外之金融資產及金融負債（以往不在會計實務準則第24號之範圍內）進行分類及估量。根據香港會計準則第39號，金融資產乃分類為「按公平價值透過溢利或虧損計算之金融資產」、「可供出售之金融資產」、「貸款及應收款項」或「持有至到期之金融資產」。金融負債一般分類為「按公平價值計入收益表之金融負債」或「除按公平價值計入收益表之金融負債以外之金融負債（其他金融負債）」。「其他金融負債」乃按使用實際利率法計算之已攤銷成本列賬。

3. **會計政策更改之影響概要**

上述會計政策更改之財務影響概述如下：

(a) 對本期間及過往期間之業績之影響：

	截至九月三十日止六個月 二零零五年 千港元	二零零四年 千港元
商譽攤銷之減少	3,712	–

5. **其他收入**

	截至九月三十日止六個月 二零零五年 千港元	二零零四年 千港元
出售投資物業之收益	–	1,129
利息收入	17,477	20,344
收回有關針對本公司之前股東而提出之法庭訴訟之利息及法律費用	79,928	–
股息收入	–	356
撥回呆賬撥備	4,501	–
	101,906	21,829

6. **除稅前溢利**

除稅前溢利已扣除：

	截至九月三十日止六個月 二零零五年 千港元	二零零四年 千港元
物業、機械及設備之折舊及攤銷		
自置資產	19,318	27,958
減：撥作在建合約工程資本之數額	(1,215)	(799)
	18,103	27,159
商譽攤銷（包括在行政費用內）	–	1,153
出售證券投資之虧損	–	1,579
其他上市投資之未實現虧損	–	8,143
持作買賣投資公平價值減少	4,029	–
攤佔聯營公司稅項（包括在攤佔聯營公司業績內）	446	23,108
攤佔共同控制機構稅項（包括在攤佔共同控制機構業績內）	390	–

7. **稅項**

	截至九月三十日止六個月 二零零五年 千港元	二零零四年 千港元
稅項支出包括：		
香港利得稅		
本年度	1,871	21
過往年度準備不足	3,197	–
	5,068	21
海外稅項	–	1,177
遞延稅項	4,353	7,629
	9,421	8,827

香港利得稅乃按期內源自香港之估計應課稅溢利以稅率17.5%（二零零四年：17.5%）計算。

海外稅項按有關司法權區適用之稅率計算。

8. **股息**

	截至九月三十日止六個月 二零零五年 千港元	二零零四年 千港元
中期股息－每股港幣1.5仙（二零零四年：港幣1.5仙）	20,380	20,538

截至二零零五年九月三十日止六個月宣佈之中期股息之數額，乃參照於本公佈發表日期之已發行普通股1,358,675,436股計算。

期內，董事局宣派特別現金股息每股港幣70仙，合共約957,177,000港元（二零零四年：無），而股東已批准派發並應獲支付截至二零零五年三月三十一日止年度之末期股息每股港幣1.5仙（二零零四年：港幣1.5仙），股息總額合共約20,380,000港元（二零零四年：20,179,000港元）。

9. **每股盈利**

期內本公司之股權持有人應佔之每股基本及攤薄盈利乃根據以下數據計算：

	截至九月三十日止六個月 二零零五年 千港元	二零零四年 千港元
盈利：		
計算每股基本盈利之盈利	149,280	38,144
股份數目：		
計算每股基本盈利之普通股加權平均數	1,365,282,332	1,345,249,019

由於本公司購股權之行使價高於每股股份截至二零零五年九月三十日止六個月之平均市價，而於截至二零零四年九月三十日止六個月並無尚未行使之任何潛在普通股，因此並無呈列有關期間之每股攤薄盈利。

10. **投資物業、物業、機械及設備**

期內本集團用於物業、機械及設備之款項共約7,848,000港元（二零零四年：4,143,000港元），藉以[illegible]充及提升經營運作能力。本集團亦出售物業、機械及設備，其賬面淨值約2,912,000港元（二零

	附註	二零零五年九月三十日 千港元	二零零五年三月三十一日 千港元
流動資產			
應收客戶合約工程款項		192,529	185,188
應收賬款、訂金及預付款項	13	1,098,666	1,586,246
持作出售物業		78,245	91,278
發展中項目	11	34,200	34,011
預付土地租賃款項		3,190	3,190
一年內到期之應收貸款		100,000	190,401
證券投資		–	173,284
持作買賣投資		55,512	–
應收關連公司款項		240,077	346,102
應收聯營公司款項		181,750	168,683
可收回稅款		134	7,506
短期銀行存款、銀行結存及現金		671,681	1,254,556
		2,655,984	4,040,445
流動負債			
應付客戶合約工程款項		441,885	435,198
應付賬款及應計開支	14	825,520	1,076,195
應付聯營公司款項		2,907	2,804
應付共同控制機構款項		20,766	20,766
應付少數股東款項		1,368	104,833
少數股東貸款		172,697	–
應付股息		32,487	–
應付稅項		2,342	1,882
一年內到期之銀行借款		259,420	289,960
		1,759,392	1,931,638
流動資產淨值		896,592	2,108,807
總資產減流動負債		4,137,786	5,178,741
非流動負債			
少數股東貸款		–	241,000
一年後到期之銀行借款		296,875	300,000
遞延稅項負債		927,373	923,020
		1,224,248	1,464,020
		2,913,538	3,714,721
資本及儲備			
股本	15	135,868	136,920
儲備		2,237,599	3,041,906
本公司之股權持有人應佔權益		2,373,467	3,178,826
少數股東權益		540,071	535,895
總權益		2,913,538	3,714,721

簡明綜合現金流量表

	未經審核 截至九月三十日止六個月 二零零五年 千港元	二零零四年 千港元
來自經營業務之現金淨額	167,411	65,927
來自(用於)投資業務之現金淨額	335,331	(246,905)
(用於)來自融資活動之現金淨額	(1,099,939)	175,281
現金及與現金等值項目減少淨額	(597,197)	(5,697)
現金及與現金等值項目承前	1,247,572	233,207
現金及與現金等值項目結轉	650,375	227,510
現金及與現金等值項目結存分析		
短期銀行存款、銀行結存及現金	671,681	239,534
銀行透支	(21,306)	(12,024)
	650,375	227,510

附註：

1. **編製基準**

簡明綜合財務報表乃根據香港聯合交易所有限公司(「香港聯交所」)證券上市規則附錄16之適用披露規定及香港會計師公會(「香港會計師公會」)頒佈之香港會計準則(「香港會計準則」)第34號「中期財務申報」編製。

2. **主要會計政策**

除若干物業及金融工具乃按公平價值或重估款額(如適用)估量外，簡明綜合財務報表乃根據歷史成本法編製。

編製本簡明綜合財務報表採納之會計政策與本集團截至二零零五年三月三十一日止年度之週年財務報表所採納者相符，惟於本期間，本集團首次採納由香港會計師公會頒佈之多項新訂香港財務報告準則(「香港財務報告準則」)、香港會計準則及詮釋(「詮釋」)(下文統稱「新訂香港財務報告準則」)。該等準則於二零零五年一月一日或以後開始之會計期間生效。採納新訂香港財務報告準則導致收益表、資產負債表及股本變動表之呈報方式有所改變。尤其是少數股東權益及攤佔聯營公司／共同控制機構稅項之呈報方式有所改變。此等呈報方式變動已追溯應用。此外，採納新訂香港財務報告準則導致本集團在以下範疇之會計政策出現變動，對現行或以往會計期間之業績編製及呈列方式構成影響：

* 僅資識別

期間溢利減少	(10,505)	–

(b) 對於二零零五年三月三十一日及二零零五年四月一日之資產負債表之影響：

	於二零零五年三月三十一日 千港元 (原先列賬)	香港會計準則第17號之影響 千港元	攤佔會計政策更改對聯營公司之影響 千港元 (附註)	於二零零五年三月三十一日 千港元 (重新列賬)	香港會計準則第39號之影響 千港元	攤佔會計政策更改對聯營公司之影響 千港元 (附註)	於二零零五年四月一日 千港元 (重新列賬)
對資產及負債之影響：							
物業、機械及設備	372,044	(134,766)	–	237,278	–	–	237,278
發展中項目							
－非流動	1,806,466	(34,011)	–	1,772,455	–	–	1,772,455
－流動	–	34,011	–	34,011	–	–	34,011
預付土地租賃款項							
－非流動	–	131,576	–	131,576	–	–	131,576
－流動	–	3,190	–	3,190	–	–	3,190
聯營公司權益	382,146	–	(937)	381,209	–	27,363	408,572
證券投資							
－非流動	1,778	–	–	1,778	(1,778)	–	–
－流動	173,284	–	–	173,284	(173,284)	–	–
可供出售投資	–	–	–	–	3,299	–	3,299
持作買賣投資	–	–	–	–	173,284	–	173,284
	2,735,718	–	(937)	2,734,781	1,521	27,363	2,763,665
對股本之影響：							
其他儲備	–	–	–	–	–	(1,113)	(1,113)
累積溢利	253,898	–	(937)	252,961	991	28,476	282,428
少數股東權益	535,895	–	–	535,895	530	–	536,425
	789,793	–	(937)	788,856	1,521	27,363	817,740

附註：攤佔會計政策更改對聯營公司之影響乃因本集團之聯營公司採納香港詮釋第2號(「香港詮釋第2號」)「酒店物業之適當會計政策」、香港會計準則第39號「金融工具：確認及估量」及香港財務報告準則第3號「業務合併」而產生。

4. **分部資料**

業務分部：

就管理方面而言，本集團之業務現分為六大營運部門，分別為樓宇建築、土木工程、項目管理、設施管理、庫務投資及物業投資。此等部門乃本集團匯報主要分部資料之基準。

本集團之營業額及除稅後溢利按業務分部之分析如下：

營業額：

	截至二零零五年九月三十日止六個月 對外 千港元	分部之間 千港元	總額 千港元	截至二零零四年九月三十日止六個月 對外 千港元	分部之間 千港元	總額 千港元
建築及其他承包業務：						
樓宇建築工程	1,008,967	–	1,008,967	1,248,740	30,374	1,279,114
土木工程	438,146	50,210	488,356	408,881	57,760	466,641
項目管理	6,044	–	6,044	–	–	–
設施管理	1,919	–	1,919	–	–	–
	1,455,076	50,210	1,505,286	1,657,621	88,134	1,745,755
庫務投資	307,639	–	307,639	–	–	–
物業投資	28,796	9,659	38,455	21,262	7,876	29,138
對銷	–	(59,869)	(59,869)	–	(96,010)	(96,010)
	1,791,511	–	1,791,511	1,678,883	–	1,678,883

除稅後溢利：

	截至九月三十日止六個月 二零零五年 千港元	二零零四年 千港元
建築及其他承包業務：		
樓宇建築工程	37,356	8,926
土木工程	14,270	29,169
項目管理	3,899	–
設施管理	1,702	–
	57,227	38,095
庫務投資	33,776	–
物業投資	14,656	8,481
分部業績	105,659	46,576
利息收入	17,477	20,344
投資物業之公平價值增加	85,400	–
未分配企業開支	(31,182)	(27,448)
融資成本	(6,020)	(2,900)
出售附屬公司之虧損	(82)	–
聯營公司權益攤薄之虧損	–	(15,004)
撥回聯營公司權益之減值虧損	23,289	–
攤佔聯營公司業績	(22,080)	25,673
攤佔共同控制機構業績	2,101	118
除稅前溢利	174,562	47,359

分部之間收益乃按市場價格收取或(倘無可參考之市場價格)按雙方釐定及同意之條款收取。

投資物業乃由一獨立專業估值師根據公開市場現有用途基準按其於二零零五年九月三十日之公開市值估值。此項重估產生增值85,400,000港元，已於期內計入簡明收益表。

11. **發展中項目**

	二零零五年九月三十日 千港元	二零零五年三月三十一日 千港元 (重新列賬)
海域使用權	1,662,216	1,669,907
開發成本	209,987	136,559
	1,872,203	1,806,466
減：列於流動資產項下之海域使用權之流動部份	(34,200)	(34,011)
列於非流動資產之款額	1,838,003	1,772,455

該發展項目乃位於中華人民共和國江蘇省。

12. **聯營公司權益**

	二零零五年九月三十日 千港元	二零零五年三月三十一日 千港元 (重新列賬)
攤佔淨資產：		
香港上市股份(見下文附註)	380,521	370,977
非上市股份	38,487	37,146
	419,008	408,123
減：已確認之減值虧損	(3,625)	(26,914)
	415,383	381,209
香港上市股份之市值	214,820	139,763

香港上市股份指本集團於中策集團有限公司(「中策」)之29.36%(二零零五年三月三十一日：29.36%)股本權益。本集團於二零零五年九月三十日攤佔中策之淨資產乃根據中策最近公佈中期業績報告所示之中策於二零零五年六月三十日之淨資產計算。

期內，董事已按照中策於二零零五年九月十日刊發之通函所載之集團重組計劃條款計算之中策估計可收回額。因此，以往確認之減值虧損23,289,000港元已於收益表撥回。

13. **應收賬款、訂金及預付款項**

本集團合約承包業務之信期乃與貿易客戶按正常商業條款磋商及訂立。物業租賃業務帶來之應收貿易賬款預先按月支付，而本集團就其他應收貿易賬款授出之信貸期一般由30至90日不等。

以下為於申報日期之應收貿易賬項還款期分析：

	二零零五年九月三十日 千港元	二零零五年三月三十一日 千港元 (重新列賬)
90日內	248,511	329,058
90日以上但不超過180日	16,345	2,839
超過180日	67,600	67,663
	332,456	399,560

應收賬款、訂金及預付款項中包括一筆約132,164,000港元(二零零五年三月三十一日：449,174,000港元)之款項，乃代表存放於澳洲經紀之出售Downer EDI Limited(「Downer」)(為本集團之前聯營公司)權益所得款項餘額。此筆款項已由澳洲稅務局預扣至清繳所有有關出售Downer股份之稅務責任後方會發放。期內，已自該筆存放於經紀之款項向澳洲稅務局繳交約317,010,000港元。

14. **應付賬款及應計開支**

以下為於申報日期之應付貿易賬項還款期分析：

	二零零五年九月三十日 千港元	二零零五年三月三十一日 千港元 (重新列賬)
90日內	214,699	218,556
90日以上但不超過180日	4,976	1,129
超過180日	14,741	17,058
	234,416	236,743

15. **股本**

	已發行及繳足 股份數目	價值 千港元
每股面值0.1港元之普通股：		
於二零零五年四月一日	1,369,195,436	136,920
所購回及註銷之股份	(10,520,000)	(1,052)
於二零零五年九月三十日	1,358,675,436	135,868

中期股息

董事局已決議向於二零零六年一月十一日辦公時間結束時名列本公司股東名冊之股東派付截至二零零五年九月三十日止六個月之中期股息每股港幣1.5仙(二零零四年：每股港幣1.5仙)。中期股息預計於二零零六年二月十三日左右以郵寄方式向股東派付。

董事局亦已建議以以股代息方式派發中期股息，股東可選擇就全部或部份股息選擇收取現金。根據以股代息建議將予發行之股份之市值將參照本公司股份於截至二零零六年一月十一日止連續三個交易日之平均收市價減按該平均價格之5%或股份面值(以較高者為準)計算之折讓而釐定。建議之以股代息須待香港聯合交易所有限公司(「聯交所」)批准新股份上市及買賣後方可作實。本公司將於適當時間向股東寄發載有有關以股代息建議詳情之通函及選擇表格。

(第二頁)

本公司暫停辦理股東登記手續

本公司將於二零零六年一月九日至二零零六年一月十一日(包括首尾兩日)暫停辦理股東登記手續，期內將不會登記任何本公司股份之轉讓。如欲獲派中期股息，所有股份過戶文件連同有關股票及已填妥背頁或獨立之過戶表格，最遲須於二零零六年一月六日下午四時前交回本公司之香港股份過戶登記分處秘書商業服務有限公司以供登記，新地址為香港灣仔皇后大道東28號金鐘匯中心26樓(由二零零六年一月三日起生效，以往之地址為香港灣仔告士打道56號東亞銀行港灣中心地下)。

管理層討論及分析

財務表現及狀況回顧

持續增長

於本期間六個月內，本集團之綜合營業額約為1,792,000,000港元(二零零四年：1,679,000,000港元)，較去年同期增加約7%。綜合營業額增加主要是由於本集團之庫務投資業務增加。

本集團之毛利躍升60%至約146,000,000港元(二零零四年：91,000,000港元)，邊際毛利佔綜合營業額8%。除稅前溢利約為175,000,000港元，而去年同期則錄得約47,000,000港元。本集團之除稅前溢利包括：

(i) 建築及其他承包業務之收益淨額約57,000,000港元(二零零四年：38,000,000港元)；

(ii) 庫務投資之收益淨額約34,000,000港元(二零零四年：無)；

(iii) 物業投資之收益淨額約15,000,000港元(二零零四年：8,000,000港元)；

(iv) 利息收入約18,000,000港元(二零零四年：20,000,000港元)；

(v) 投資物業之公平價值增加約85,000,000港元(二零零四年：無)；

(vi) 企業支出淨額約31,000,000港元(二零零四年：27,000,000港元)；

(vii)融資成本約6,000,000港元(二零零四年：3,000,000港元)；及

(viii)聯營公司及共同控制機構之收益淨額約3,000,000港元(二零零四年：11,000,000港元)。

本公司股東應佔期間溢利約為149,000,000港元(二零零四年：38,000,000港元)，而每股盈利則為港幣10.9仙(二零零四年：港幣2.8仙)。

與本集團於二零零五年三月三十一日之財政狀況相比，本集團之總資產減少17%至約5,897,000,000港元，流動資產淨值減少57%至約897,000,000港元，主要原因是於二零零五年七月支付特別現金股息合共約957,000,000港元。因此，流動資產由相當於流動負債之2.1倍減少至1.5倍。計及溢利淨額約149,000,000港元(扣除已派付／宣派股息約978,000,000港元)後，於二零零五年九月三十日，本公司股東應佔之權益減少25%至約2,373,000,000港元，相當於每股1.7港元(二零零五年三月三十一日：每股2.3港元)。

經營業務之現金流入淨額約為167,000,000港元，而投資業務及融資活動之現金流出則約為764,000,000港元，導致本期間之現金淨額減少約597,000,000港元。

業務回顧

港口及基建發展

中國內地經濟迅速增長，港口及物流業之需求得以與日俱增，故本集團現將業務重點放於港口及物流業，預期將為其未來盈利基礎帶來正面貢獻。

於本期間內，洋口港之發展進度理想。一項標誌着長達13公里之陸島通道動工興建之正式動土儀式已於二零零五年九月舉行，陸島通道在竣工後將1平方公里之人工島及泊位設施連接到42平方公里之臨港工業區，而工業區之主要規劃已在草擬中。

洋口港首期之完成將可配合蘇通大橋的啟用，而亦透過南通貫通黃海及長江三角洲之南方地區。蘇通大橋於二零零七年年底竣工後，屆時便可接通蘇洲及南通，並將上海與南通兩地之往來時間縮短一半。

於二零零五年八月，本集團宣佈建議以成本約417,000,000港元投資於南通港口集團之45%權益，此舉與本集團在長江流域開發一個全面而整合之轉運網絡之策略配應得宜。

目前，南通港口集團擁有合共四家主要碼頭，該四家公司合共在長江三角洲首個主要大宗散貨港口南通港經營超過20座生產泊位。

於二零零四年，南通港口集團之吞吐量約達3,300萬噸。目前，南通港口集團正着手進行主要擴充計劃，竣工後，貨物裝卸量將於二零零六年年中前增加超過50%。

南通港毗鄰洋口港，兩者結合可達相輔相成之效益，不單能為本集團建立高效之物流網絡，亦為長江三角洲之船務公司提供全面服務。

工程業務－保華建業

於本期間內，保華建業集團有限公司(「保華建業」)及其附屬公司(「保華建業集團」)錄得毛利約98,000,000港元，而去年同期則錄得毛利約91,000,000港元。保華建業之股東應佔除稅後溢利淨額約為46,000,000港元，而去年同期則約為37,000,000港元。

期內，保華建業集團取得之新工程合約總值約1,734,000,000港元。於本期間結束時，尚餘之工程價值相較上一個財政年度結束時上升9%至約4,933,000,000港元。於本期間結束時持有之工程合約如下：

	持有工程合約價值 於二零零五年 九月三十日 百萬港元	餘下工程價值 於二零零五年 九月三十日 百萬港元
樓宇建築工程	6,096	3,909
土木工程	2,266	1,024
	8,362	4,933

期結日後，本集團再取得約165,000,000港元之合約。

物業投資

回顧期內，15,000,000港元(二零零四年：8,000,000港元)之經營溢利為來自物業投資業務。

於二零零五年九月三十日，撇除自用物業，本集團物業投資組合之總值約達619,000,000港元(二零零五年三月三十一日：546,000,000港元)，相當於本集團總資產約10%(二零零五年三月三十一日：8%)。物業投資組合主要包括本集團位於香港九龍觀塘之總部保華企業中心。於二零零五年九月三十日，保華企業中心之整體租金較去年同期上升，而佔用率則維持在95%左右(二零零五年三月三十一日：97%)，成績不俗。

庫務投資

回顧期內，34,000,000港元(二零零五年三月三十一日：無)之經營溢利來自庫務投資業務。

於二零零五年九月三十日，本集團之投資證券總值約達58,000,000港元(二零零五年三月三十一日：175,000,000港元)，相當於本集團總資產約1%(二零零五年三月三十一日：2%)。於二零零五年九月三十日，應收高收益貸款組合達約489,000,000港元(二零零五年三月三十一日：668,000,000港元)，相當於本集團總資產約8%(二零零五年三月三十一日：9%)。

中策

二零零五年三月，本公司與一名獨立第三方就以每股0.193港元出售135,000,000股中策股份訂立買賣協議。於出售事項完成時，本集團於中策之持股權益將由約29.4%減至約14%，而中策將不再為本公司之聯營公司。

出售事項須待(其中包括)中策之股本重組(其中包括將兩股現有股份合併為一股合併股份)及集團重組(「集團重組」)(涉及中策向股東實物分派其若干資產)完成後方可作實。錦興集團有限公司(「錦興」)轉而提出自願性收購建議(「錦興收購建議」)以收購根據集團重組獲分派之資產。根據此項收購建議，本公司將有權收取一股錦興股份連1.80港元(按每5股中策合併股份所收取)。

現時，董事局仍然有意將本公司在撤資中策所帶來之大部份價值，作為一項可能分發派付予股東。然而，鑑於中策尚未取得使建議股本重組生效之所需法院批准，及現時尚未落實有關集團重組生效日期之具體時間表，故董事局認為不適宜在現階段就上述分派作出任何決定。

主要結算日後事項

出售保華企業中心

於二零零五年九月三十日後，本集團與由Lehman Brothers Holdings Inc.、資本策略投資有限公司及保華建業集團實益擁有之合夥經營公司訂立一項有條件買賣協議，按780,000,000港元之協定總值，(透過全數出售擁有保華企業中心之附屬公司)出售保華企業中心。該等協定價值乃以截至二零零五年三月三十一日止年度之租金收入約49,000,000港元為基準之6.28厘回報率釐定。出售事項構成本公司之主要交易，並須於將召開之股東特別大會上取得股東批准。有關此項交易之詳情載於本公司於二零零五年十一月二十四日發表之公佈內。

流動資金、財務來源、資本架構及資本負債比率

本集團繼續就其整體業務營運採納審慎之資金及財務政策，設有多項信貸作為其所需之營運資金。於本期間，本集團取得45,000,000港元之新訂銀行融資，其中22,500,000港元已用作撥付收購一項香港物業之資金，餘額用作一般營運資金。本集團之貸款按市場息率計息，還款期為五年內。

於二零零五年九月三十日，本集團借款共約729,000,000港元(二零零五年三月三十一日：831,000,000港元)，其中432,000,000港元(二零零五年三月三十一日：290,000,000港元)須於一年內償還，另外297,000,000港元(二零零五年三月三十一日：541,000,000港元)須於一年後償還。於二零零五年九月三十日之現金結餘約為672,000,000港元(二零零五年三月三十一日：1,255,000,000港元)。

於本期間結束時，本集團借款中之662,000,000港元(二零零五年三月三十一日：765,000,000港元)乃按浮動息率計息，並以港元為單位，67,000,000港元(二零零五年三月三十一日：66,000,000港元)乃按固定息率計息，並以人民幣為單位。按借款總額729,000,000港元(二零零五年三月三十一日：831,000,000港元)及本公司股東應佔之權益2,373,000,000港元(二零零五年三月三十一日：3,179,000,000港元)計算，本集團之資本負債比率為0.31(二零零五年三月三十一日：0.26)。

或然負債

於二零零五年九月三十日，本集團就仍然有效之建築合約履約擔保書有131,000,000港元(二零零五年三月三十一日：310,000,000港元)之或然負債。

資產抵押

於二零零五年九月三十日，本集團總值約834,000,000港元(二零零五年三月三十一日：753,000,000港元)之若干物業及投資證券，以及本公司若干附屬公司之已發行股份連同若干建築合約之收益已抵押予銀行及財務機構，為本集團取得一般信貸融資。

承擔

於二零零五年九月三十日，本集團就收購若干物業、機械及設備之已訂約但未於財務報表內撥備之開支約為41,000,000港元(二零零五年三月三十一日：若干物業、機械及設備91,000,000港元及若干股本投資48,000,000港元)。

僱員人數、酬金政策及購股權計劃

於二零零五年九月三十日，本集團共聘用約1,235名(其中1,092名乃由保華建業聘用)(二零零五年三月三十一日：1,163名)全職僱員。酬金包括薪金及與表現掛鈎之花紅。購股權計劃之詳情請參閱本集團截至二零零五年三月三十一日止年度之年報，期內概無任何購股權獲授出或行使。

展望

中國之國內生產總值於二零零五年首九個月急升9.4%，而其消費物價指數上升2%，中國中央銀行喜見國內生產總值持續增長，預期二零零五年之國內生產總將超逾9%。

儘管受到油價波動及美國息率溫和上升之輕微影響，全球經濟增長動力有可能於未來六個月內保持穩定。

相當穩定之全球環境將為中國帶來外來需求，從而為本集團之中國內地港口及基建業務締造有利環境。

在長江三角洲取得先峰位置後，本集團將專注於發展洋口港，以及加強吞吐量及南通港口集團之效率。除於南通港口集團之乾貨營運技巧外，本集團正開拓機會投資於長江上游之濕貨碼頭。

憑藉本集團之具體業務目標及高流通性之資產負債表，本集團承諾將重新調配資源至中國內地之港口及物流業，並已蓄勢待發，緊抓未來商機。

購買、出售及贖回上市證券

期內，本公司於聯交所以14,477,780港元之總價格(即就購回每股股份支付之平均價格為1.38港元)購買合共10,520,000股本公司普通股，全部該等股份均已於購回後註銷。

企業管治常規守則

本公司已於截至二零零五年九月三十日止期間內一直遵守聯交所證券上市規則附錄14所載之企業管治常規守則(「守則」)之守則條文及(如適用)建議最佳守則，惟對守則第A.4.2條守則條文有以下偏離：

根據守則第A.4.2條守則條文，每名董事(包括按特定任期委任之董事)應每三年最少輪值退任一次。

於二零零五年九月八日舉行之本公司股東週年大會上進行之董事輪值退任乃按照本公司之過往公司細則而進行，本公司之過往公司細則規定(其中包括)當時三分一(或如董事人數並非三(3)之倍數，則以最接近但不超逾三分一之數為準)之在任董事須輪值退任，惟不論本公司之過往公司細則所規定，本公司之董事長及／或董事總經理在任時毋須輪值退任或計入釐定每年須退任之董事人數內。此規定偏離第A.4.2條守則條文之規定。

為了完全遵守第A.4.2條守則條文，本公司已建議對公司細則作出有關修訂，並已獲股東於同一屆本公司股東週年大會上批准，據此日後每名董事均須最少每三年於股東週年大會上輪值退任一次。

董事局

於本公佈發表日期，下述人士為本公司董事：

周明權博士	：	主席(獨立非執行董事)
劉高原先生	：	副主席兼董事總經理
陳國強博士	：	非執行董事
郭少強先生	：	獨立非執行董事
陳樹堅先生	：	獨立非執行董事

代表董事局
主席
周明權博士

香港，二零零五年十二月十三日



PYI Corporation Limited

(Incorporated in Bermuda with limited liability)
(Stock code: 498)

PROPOSED ADOPTION OF NEW SHARE AWARD SCHEME AND OF NEW SHARE FINANCING PLAN AND PROPOSAL TO ADJUST SUBSCRIPTION PRICES IN RESPECT OF CERTAIN OPTIONS OUTSTANDING UNDER EXISTING SHARE OPTION SCHEME

The board of directors of PYI proposes to adopt the Share Award Scheme in which Eligible Persons (including employees, consultants, advisers or agents of the PYI Group and any entity in which the PYI Group has invested in) will be entitled to participate. Pursuant to the Share Award Scheme, Shares will be acquired by an independent trustee at the cost of PYI and held in trust for the Selected Eligible Persons until the end of each vesting period. Vested Shares will be transferred at no cost to the Selected Eligible Persons.

The Board also proposes to adopt the Share Financing Plan in which all Eligible Persons will be entitled to participate. Pursuant to the Share Financing Plan, Selected Eligible Persons will be invited to subscribe new Shares with the subscription price left outstanding by way of loan.

The purpose of the Share Award Scheme and of the Share Financing Plan is to recognise the contributions of Eligible Persons, and to seek to retain them for the continued operation and development of the PYI Group, and to attract suitable personnel for the further development of the PYI Group. Through the Share Award Scheme and Share Financing Plan, Eligible Persons are encouraged to re-invest part of their remuneration by way of equity participation into PYI, thus closely aligning their goals and interests with those of PYI and its Shareholders as a whole.

A proposal will be put to Shareholders for a reduction in the subscription prices payable on exercise of certain options outstanding under the Existing Share Option Scheme by HK$0.70 per Share. The proposed reduction factors into the HK$0.70 special dividend enjoyed by the Shareholders in July 2005, which was not afforded to the existing option holders as the Existing Share Option Scheme does not provide for any adjustment to the option exercise price following the payment of cash dividend which is not a capital distribution by nature. Shareholders in PYI who have an interest in the proposal will abstain from voting it.

A circular containing, inter alia, details of (i) the proposed reduction in subscription prices together with the advice from KPMG Corporate Finance Limited, the independent financial adviser appointed by PYI for the purpose of advising independent Shareholders on the proposal; and (ii) the Share Award Scheme and Share Financing Plan for information purpose only will be despatched to Shareholders as soon as practicable.

Purposes and Eligible Persons

The board of directors of PYI proposes to adopt the Share Award Scheme and the Share Financing Plan, in addition to the adjustments in subscription prices proposed to options outstanding under the Existing Share Option Scheme.

The purpose of the Share Award Scheme and the Share Financing Plan is to recognise the contributions of Eligible Persons (including employees, consultants, advisers or agents of the PYI Group and an Invested Entity), and to seek to retain them for the continued operation and development of the PYI Group, and to attract suitable personnel for the further development of the PYI Group. Through the Share Award Scheme and Share Financing Plan, Eligible Persons are encouraged to re-invest part of their remuneration by way of equity participation into PYI, thus closely aligning their goals and interests with those of PYI and its Shareholders as a whole. A summary of each is set out below.

The Company now has in force the Existing Share Option Scheme. Once they have been adopted it will also have in force the Share Award Scheme and the Share Financing Plan. It is intended that these will give the Company more flexibility in providing incentives, by way of equity participation, to such Eligible Persons in various jurisdictions in which members of the PYI Group operate, where different regulations and tax regimes make it desirable for these Eligible Persons to be given different ways of participation in equity subject to all restrictions of the Listing Rules including the prohibition on issue of new Shares to connected persons of the Company without independent Shareholder approval.

The adoption of the Share Award Scheme and the Share Financing Plan and their related rules do not require approval of Shareholders. The substance of both is provision of financial benefits to employees and others structured so as to benefit the Company by requiring them to invest in it. They are effectively cash bonuses. They are to be administered by the Board and the Board will have full authority to delegate this role to a committee of directors (including the Remuneration Committee of the Company). All directors will be eligible to sit on any such committee, subject to conflicts of interest, which will be selected by the Board if and when it determines to establish such a committee.

NEW SHARE AWARD SCHEME

Duration

Unless earlier terminated, the Share Award Scheme will be valid for a term of 10 years from the Adoption Date for the relevant Settlor.

Restrictions

No instructions and no payments to purchase Shares will be given to the Trustee when any director of the Company is in possession of unpublished price sensitive information in relation to the Company or where dealings by directors of the Company are prohibited under any code or requirement of the Listing Rules and all applicable laws from time to time.

Operation

The Board will select Eligible Persons to invite to participate in the Share Award Scheme and determine the number of Shares to be awarded to each, by reference to, amongst other things their past or potential contributions to the growth and development of the PYI Group or any Invested Entity. Similar factors may be taken into account under the Existing Share Option Scheme. No guidelines have been established on whether Eligible Persons who are also employees will be invited to become Selected Eligible Persons or offered options under the Existing Share Option Scheme, or both.

The Board will pay the Trustee the purchase price and the related expenses from the Company's resources. The Trustee will purchase from the market the relevant number of Shares awarded and will hold such Shares until they are vested in accordance with the rules of the Share Award Scheme. There are no set limits on such purchases or financing and no set limits on the awards to any Eligible Person and it is not at present intended to apply guidelines similar to the requirements of Chapter 17 of the Listing Rules (which apply to share option schemes). The conditions attached to each offer will be decided on a case-by-case basis and may be different for different Eligible Persons.

The Trustee will purchase further Shares for the Selected Eligible Persons to be funded by the proceeds of the sale of any non-cash distributions such as dividends in specie. When the Selected Eligible Person has satisfied all vesting conditions specified by the Board at the time of making the award and become entitled to the Shares forming the subject of the award, the Trustee will transfer the relevant vested Shares (awarded Shares, related scrip distribution and further Shares acquired or subscribed out of the income derived therefrom) to that Selected Eligible Person at no cost. The Shares will not be repurchased by the Company or for its benefit and the purchase of the relevant Shares will not fall within the definition of "share repurchase" for the purposes of the Code on Share Repurchases or within Rule 10.06 of the Listing Rules.

No Eligible Persons have yet been selected for offers under the Share Award Scheme.

Vesting and Lapse

Awarded Shares and the related income derived therefrom may be subject to a vesting period for the Eligible Person in question. Vesting of the Shares will be conditional on the Selected Eligible Person remaining an employee, consultant, adviser or agent of the PYI Group or the Invested Entity (as the case may be) until and on each of the relevant vesting dates and his/her execution of the relevant documents to effect the transfer from the Trustee.

An award will automatically lapse when the relevant Eligible Person ceases to be eligible and qualified under the definition of "Eligible Person", or the Group Company or the Invested Entity employing or engaging the relevant Eligible Person ceases to be a Group Company or an Invested Entity, save that in the case when the relevant Eligible Person dies, or retires at his/her normal retirement date or earlier by agreement prior to a vesting date, all the awarded Shares and the related income will be deemed to vest on the day immediately prior to his/her death or retirement. In case there is no claim of the vested interests by the legal representative of the relevant deceased Selected Eligible Person within two years of his or her death (or such longer period as the Trustee and the Board will agree from time to time) or the Trust Period (whichever is shorter), such vested interests will be forfeited and cease to be transferable and will be held as Returned Shares for the purposes of the Share Award Scheme.

Where the awarded Shares do not vest in accordance with the Share Award Scheme, the Trustee will hold such Shares and the related income for the benefit of one or more Eligible Persons as it determines in its discretion, after having taken into account the recommendations of the Board.

Voting Rights

The Trustee will exercise the voting rights in respect of any Shares held under the Trust (including but not limited to the awarded Shares, and further Shares acquired out of the income derived therefrom) at its sole discretion. It will be entitled to vote at its discretion on transactions requiring Shareholder approval under the Listing Rules (subject to restrictions under the Listing Rules including but not limited to restrictions on connected transactions).

Termination

The Share Award Scheme has not yet been adopted. Once adopted it will terminate on the earlier of the 10th anniversary of the Adoption Date or such other date as may be determined by the Board provided that such termination will not affect any subsisting rights of the Selected Eligible Persons.

Upon termination, all awarded Shares and the related income derived therefrom will become vested on the relevant Eligible Persons so referable on such date of termination, subject to the receipt by the Trustee of the transfer documents duly executed by the Selected Eligible Persons within the stipulated period. Net sale proceeds (after making appropriate deductions) of the Returned Shares and such non-cash income together with the residual cash and such other funds remaining in the Trust will be remitted to the Company forthwith after the sale.

The Board intends that subject to any legal restrictions full disclosure will be made in the Company's annual reports of awards under the Share Award Scheme.

In addition to the Share Award Scheme the directors of the Company propose the Share Financing Plan.

SHARE FINANCING PLAN

Under the Share Financing Plan, the Board can make invitations to Eligible Persons inviting them to apply for up to a number of Shares as specified in the invitation. The Eligible Persons who choose to apply for Shares will be issued new Shares by the Company at such subscription price as the Board may determine at the relevant time. Subject to obtaining all consents and approvals as may be required by law or under the Listing Rules, the Company will issue Shares to the relevant Eligible Persons. There are no set limits on the number of Shares that Eligible Persons may be invited to apply for and it is not at present intended to apply guidelines similar to the requirements of Chapter 17 of the Listing Rules (which apply only to share option schemes). No Eligible Persons have yet been selected for invitations.

The Eligible Persons may either pay the acquisition price in full or, if they fail to do so, will be deemed to have applied for a loan from the Company for the acquisition price less the amount of any payment made by the relevant Eligible Persons for allotment of the Shares. Any such loan will be interest free.

If an Eligible Person is not a connected person of the Company for the purposes of the Listing Rules, then loans or deemed loans to that person will be not connected transactions of the Company for the purposes of the Listing Rules but may be notifiable transactions under Chapter 14 depending on their size.

If an Eligible Person is a connected person of the Company for the purposes of the Listing Rules, then loans or deemed loans to that person will be connected transactions of the Company for the purposes of the Listing Rules and may also be notifiable transactions under Chapter 14 depending on their size.

The Company will at the material time comply fully with the Listing Rules (including Chapter 14 as regards notifiable transactions and Chapter 14A as regards connected transactions). Depending on the sums involved this may entail a press announcement and a circular to Shareholders and approval by those Shareholders who are permitted under the Listing Rules to vote on the proposal.

Whilst issues of Shares generally can be made under general mandates granted to directors from time to time, if a proposed issue of Shares is to a connected person of the Company for the purposes of the Listing Rules then it will entail a press announcement and a circular to Shareholders and approval by those Shareholders who are permitted under the Listing Rules to vote on the proposal. Again, the Company will at the material time comply fully with the Listing Rules including the restriction on issuing new Shares at a discount higher than that as permitted under Rule 13.36(5) of the Listing Rules. The Company will also issue an announcement on each issue of new Shares under the general mandate to Eligible Persons (with appropriate details included) and apply for the necessary listing approval on each occasion before issue of the relevant Shares.

Duration

The Share Financing Plan has no set term and may be terminated or suspended by the Board at any time.

Repayment

Whilst the Plan Loans remain outstanding no dividends will be passed over in cash to the relevant Eligible Person in respect of the Shares to which that Plan Loan relates and instead the repayment of Plan Loans may be made from cash representing dividends received from those Shares. If there are no such dividends that will not affect the obligation to repay the relevant Plan Loan. Each Plan Loan must be repaid by the relevant Eligible Person within 3 years after the Plan Loan is made (or such other period as may be determined by the Board either generally or in a case-by-case basis).

A Plan Loan must be repaid in full on the earlier of the day:–

(a) the relevant Eligible Person ceases to be employed or engaged by a Group Company or Invested Entity for any reason whatsoever;

(b) the relevant Eligible Person fails to observe or comply with his or her obligations under the rules; and

(c) the aggregate value of the Plan Shares beneficially owned by the relevant Eligible Person calculated based on the market price (being the average closing price of the Shares as stated in the Stock Exchange's daily quotation sheets for the five trading days immediately preceding the subject day) is less than 50% of the Plan Loan then owed by that Eligible Person.

If a Plan Loan is not repaid to the extent required, the Company may sell, dispose of the relevant Plan Shares and apply any proceeds towards repayment of the Plan Loan in question. At all times until the Plan Loan has been repaid in full the certificates or other title documents for the relevant Shares will be in the physical custody of an agent. The Eligible Person will not hold the scrip.

Restrictions

Shares acquired by the Selected Eligible Persons under the Share Financing Plan cannot be disposed of until the later of:–

(a) the expiry of the prohibition period, being a minimum of 6 months and a maximum of 2 years from the date of acquisition of the Shares as determined by the Board before determining to grant the Plan Loan (unless the person ceases to be an Eligible Person); and

(b) the date on which the relevant Plan Loan is repaid in full.

The directors are satisfied that the Share Financing Plan is lawful under the laws of Bermuda and that Plan Loans can be made to Selected Eligible Persons under it in compliance with the laws of Bermuda. It is their intention to comply fully with all relevant laws.

The Board intends that subject to any legal restrictions full disclosure will be made in the Company's annual reports of Plan Loans made under the Share Financing Plan.

PROPOSED REDUCTION IN EXERCISE PRICE OF OPTIONS

The Company has outstanding a total number of 44,200,000 Share options granted under the Existing Share Option Scheme to directors and former directors. The exercise price for half of all these options (i.e. 22,100,000) is HK$1.94 per Share and for the remaining options (i.e. 22,100,000) is HK$2.20 per Share. The following directors and former directors (who are still engaged as general advisers of the PYI Group) own the options set opposite their names below exercisable at the prices specified below:–

Name of directors	Subscription price (HK$)	Options exercisable	No. of Shares in respect of which options were granted
Tom Ko Yuen Lau	1.94	28 December 2004 to 26 August 2012	6,500,000
	2.20	28 December 2004 to 26 August 2012	6,500,000
Chan Fut Yan	1.94	28 December 2004 to 26 August 2012	6,500,000
	2.20	28 December 2004 to 26 August 2012	6,500,000
Chau Mei Wah, Rosanna	1.94	28 December 2004 to 26 August 2012	6,500,000
	2.20	28 December 2004 to 26 August 2012	6,500,000
Chow Ming Kuen, Joseph	1.94	28 December 2004 to 26 August 2012	650,000
	2.20	28 December 2004 to 26 August 2012	650,000
Kwok Shiu Keung, Ernest	1.94	28 December 2004 to 26 August 2012	650,000
	2.20	28 December 2004 to 26 August 2012	650,000
Chan Shu Kin	1.94	28 December 2004 to 26 August 2012	650,000
	2.20	28 December 2004 to 26 August 2012	650,000
Cheung Ting Kau, Vincent	1.94	28 December 2004 to 26 August 2012	650,000
	2.20	28 December 2004 to 26 August 2012	650,000

The proposed new subscription prices are HK$1.24 for options with a current exercise price of HK$1.94 per Share and HK$1.50 per Share for options with a current exercise price of HK$2.20 per Share. The closing price of the Shares reported in the daily quotation sheets of the Stock Exchange on 29 December 2005 (the last trading day prior to the issue of this announcement) was HK$1.48 per Share. The directors believe that one reason why the current market price is significantly below the exercise price for the options is that the Company declared and paid a special dividend of HK$0.70 per Share in July 2005. The proposed reduction was calculated not by reference to a particular formula widely used in respect of options generally but by deducting from the existing exercise prices under the relevant options the cash value of this special dividend enjoyed by the Shareholders. The dividend was not afforded to the existing option holders as the Existing Share Option Scheme does not provide for any adjustment to the option exercise price following the payment of a cash dividend which is not a capital distribution by nature. The directors believe the proposed reduction is reasonable as a way of encouraging the option holders to continue their efforts for the PYI Group and to exercise their options, and taking into account the aforesaid circumstances, it is fair and reasonable for the Shareholders as a whole.

The reduction in subscription prices will constitute connected transactions between the relevant directors and the Company under Chapter 14A of the Listing Rules requiring independent Shareholder approval. Further, as the reduction is to the advantage of the option holders, Shareholder approval is required under the rules of the Existing Share Option Scheme. The Board will put the proposed adjustment in subscription prices to Shareholders for approval in a special general meeting to be convened.

Shareholders in the Company who have an interest in the proposed reduction will abstain from voting on the resolution it is put to Shareholders.

A circular containing, inter alia, details of (i) the proposed reduction in subscription prices together with the advice from KPMG Corporate Finance Limited, the independent financial adviser appointed by the Company for the purpose of advising independent Shareholders on the proposed reduction, including its fairness and reasonableness; and (ii) the Share Award Scheme and Share Financing Plan for information purpose only will be despatched to Shareholders as soon as practicable.

Definitions

In this announcement the following terms have the meanings set opposite them:–

"Adoption Date"	means in respect of a Settlor the date it adopts the Share Award Scheme;
"Board"	means the board of directors of the Company;
"Eligible Person"	means any employee (whether full time or part time), executive or officer, director (including any executive, non-executive and independent non-executive director) of a Group Company or any Invested Entity and any consultant, adviser or agent of any Group Company or any Invested Entity, who, in the sole discretion of the Board, has contributed or may contribute to the growth and development of the PYI Group or any Invested Entity, and "Selected Eligible Person" means an Eligible Person who has been selected to and does participate in the Share Award Scheme;
"Existing Share Option Scheme"	means the Share option scheme of the Company adopted by resolution of the Shareholders on 27 August 2002;
"Invested Entity"	means any entity in which the PYI Group holds an equity interest;
"Listing Rules"	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;
"Plan Loan"	means in respect of an Eligible Person who has been invited to apply for, and has been issued new Shares under the Share Financing Plan, the sums owed by him by way of subscription price for the relevant Shares;
"PYI" or the "Company"	means PYI Corporation Limited, a company incorporated in Bermuda with limited liability and the Shares of which are listed on the Stock Exchange;
"PYI Group"	means the Company and its Subsidiaries, and a "Group Company" means a member of the PYI Group;
"Returned Shares"	means Shares and related income which are not vested and/or forfeited in accordance with the Share Award Scheme;
"Settlor(s)"	means the settlor(s) under the Trust Deed;
"Share Award Scheme"	means a Share award scheme adopted on the Adoption Date by the Board whereby awards of Shares may be made to Eligible Persons (such Shares being purchased by the Trustee) pursuant to the Trust Deed and the related rules;
"Share Financing Plan"	means the plan adopted by the Board whereby selected Eligible Persons may be invited to apply for new Shares and offered the opportunity to finance their subscription by way of Plan Loans;
"Shareholders"	means shareholders of the Company;
"Shares"	means shares of HK$0.10 each in the capital of the Company;
"Stock Exchange"	means The Stock Exchange of Hong Kong Limited;
"Subsidiary(ies)"	means subsidiary(ies) of the Company from time to time within the meaning of the Listing Rules;
"Trust"	means the trust constituted by the Trust Deed;
"Trust Deed"	means the trust deed to be made between the Company and some or all of its Subsidiaries as settlors and the Trustee as trustee, establishing the Share Award Scheme;
"Trustee"	means a professional trustee to be appointed by the Board for the purpose of the Share Award Scheme which is independent and not connected with the Company; and
"Trust Period"	means in relation to a Settlor the period beginning with date in which it becomes party to the Trust Deed and ending upon the first to happen:– (a) the expiry of the period of 80 years beginning with the Adoption Date; or (b) the date when an order for the winding-up of the Settlor or the Company is made or a resolution is passed for the voluntary winding-up of the Settlor or the Company (otherwise than for the purposes of, and followed by, an amalgamation or reconstruction in such circumstances that substantially the whole of the undertaking, assets and liabilities of the Company or the Settlor pass to a successor Company); or (c) the date that the Trustee declares to be the end of the Trust Period as may be informed by the Company that the Share Award Scheme will be terminated.

GENERAL

As at the date of this announcement, the following are the directors of the Company:

Dr. Chow Ming Kuen, Joseph	:	*Chairman (Independent Non-Executive)*
Mr. Tom Ko Yuen Lau	:	*Deputy Chairman and Managing Director*
Dr. Chan Kwok Keung, Charles	:	*Non-Executive Director*
Mr. Kwok Shiu Keung, Ernest	:	*Independent Non-Executive Director*
Mr. Chan Shu Kin	:	*Independent Non-Executive Director*

By Order of the Board
PYI Corporation Limited
Wong Lai Kin, Elsa
Company Secretary

Hong Kong, 29 December 2005



保華集團有限公司*
PYI Corporation Limited

(於百慕達註冊成立之有限公司)
(股份代號：498)

建議採納新股份獎勵計劃
及
新股份融資計劃
及
建議調整現有購股權計劃項下若干尚未行使購股權之認購價

保華董事局建議採納股份獎勵計劃，所有合資格人士(其中包括保華集團及保華集團所投資之任何機構的僱員、諮詢人、顧問或代理)均有權參與。根據股份獎勵計劃，股份將由獨立受託人購買，並以信託方式替入選之合資格人士持有，直至各歸屬期完結為止，而涉及之費用由保華支付，入選之合資格人士將可無須支付代價而獲轉讓有關的歸屬股份。

董事局亦建議採納股份融資計劃，所有合資格人士均有權參與。根據股份融資計劃，入選之合資格人士將獲邀認購新股份，而尚未繳付之認購價則可以貸款之方式支付。

股份獎勵計劃及股份融資計劃之目的是為表揚合資格人士所作出之貢獻，並藉以挽留彼等繼續為保華集團之營運及發展效力，以及吸引合適之人才加入保華集團，進一步推動保華集團之發展。推行股份獎勵計劃及股份融資計劃，有助鼓勵合資格人士以股權參與方式將彼等部分薪酬再投資在保華，使彼等之目標及利益與保華及其整體股東一致。

本公司將向股東提呈一項削減現有購股權計劃項下尚未行使之若干購股權應付認購價之建議，每股減幅為0.70港元。建議削減乃計及股東於二零零五年七月獲分派之每股0.70港元特別股息，由於現有購股權計劃並無訂明於派付不屬資本分派性質之現金股息後，購股權行使價可作出任何調整，故此現有購股權持有人並不享有上述股息。保華股東倘於該建議事項中持有權益，須放棄投票。

載有(其中包括)(i)削減認購價之建議，連同保華委任之獨立財務顧問畢馬威企業財務有限公司就該建議向獨立股東發出之意見函；及(ii)股份獎勵計劃及股份融資計劃詳情(僅供參考)之通函將於實際可行情況下盡快寄發予股東。

目的及合資格人士

除建議現有購股權計劃項下尚未行使之購股權調整認購價外，保華董事局亦建議採納股份獎勵計劃及股份融資計劃。

股份獎勵計劃及股份融資計劃之目的是為表揚保華集團及投資機構之僱員、諮詢人、顧問或代理等合資格人士所作出之貢獻，並藉以挽留彼等繼續為保華集團之營運及發展效力，以及吸引合適之人才加入保華集團，進一步推動保華集團之發展。推行股份獎勵計劃及股份融資計劃，有助鼓勵合資格人士以股權參與方式將彼等部分薪酬再投資在保華，使彼等之目標及利益與保華及其整體股東一致。各項計劃之概要載於下文。

本公司目前仍在施行現有購股權計劃，而股份獎勵計劃及股份融資計劃一經採納，本公司將一併施行此等計劃。預期有關計劃將增加本公司以股權參與方式獎勵保華集團在不同司法權區營運成員公司之合資格人士的靈活性，而該等合資格人士可根據彼等身在之司法權區內不同之規則及稅務制度以不同之方式參股，惟須符合上市規則之所有限制，其中包括於未獲獨立股東批准前，不得向本公司之關連人士發行新股份。

採納股份獎勵計劃、股份融資計劃及有關規條無需股東批准。該兩項計劃之重點是向僱員及其他入選之合資格人士提供財務福利，由於此舉可促使彼等投資在本公司，故亦對本公司有利，而上述財務福利實為現金紅利。該兩項計劃由董事局管理，而董事局可全權委派董事委員會(包括本公司薪酬委員會)成員擔當此職。當董事局決定組織上述委員會時，全體董事均將符合獲董事局甄選(在沒有利益衝突的前提下)列席任何該類委員會之資格。

新股份獎勵計劃

年限

除非被提早終止，否則股份獎勵計劃由採納日期起10年內對有關財產授予人有效。

限制

倘本公司任何董事擁有本公司未經公佈之股價敏感資料，或當本公司董事進行上市規則任何守則或規定及所有不時適用法例下被禁止進行之交易，本公司不得向受託人發出購股指示或提供購股款項。

營運

董事局將邀請入選之合資格人士參與股份獎勵計劃，並在參考(其中包括)彼等在過去或未來對保華集團或任何投資機構之業務拓展及發展所作之貢獻後而釐定獎授各人之股份數目，現有購股權計劃項下亦有考慮類似因素。就作為僱員之合資格人士會否應邀成為入選之合資格人士或根據現有購股權計劃獲授購股權，又或同獲兩者應邀，概無訂立任何指引。

董事局將撥出本公司資源向受託人支付購買價及相關支出。受託人須自行在市場購入獲授予有關數目之股份，並須持有該等股份直至按股份獎勵計劃之規定悉數獲得轉歸為止。現時並無就該等購入或融資事項設定限額，對任何合資格人士作出之獎授亦無設定限額，且現時無意採用與上市規則附錄十七規定(適用於購股權計劃)相約之指引。就每項授予股份建議所附帶之條件將按個別情況而定，而有關條件可能會因不同合資格人士而有所不同。

受託人將利用出售任何非現金之分派(如實物股息)項目之所得資金為入選之合資格人士購入更多股份。倘入選之合資格人士符合董事局授予獎勵時所指定之所有歸屬條件，因而有權獲授獎勵計劃下所獎授之股份時，受託人便將有關既得股份(已獎授股份，其相關之股份分派以及利用所得收入而另行購入或認購之股份)無償轉讓給該入選之合資格人士。本公司不會購回或為著本身之利益以其名義購回股份，故購入有關股份一事並不屬於股份購回守則所界定「購回股份」之涵義或不屬於上市規則10.06條所指之範圍。

現時仍未就股份獎勵計劃項下選出任何獲邀請之合資格人士。

歸屬及失效

獎授予有關合資格人士之獎授股份及因此而產生之有關收入均受歸屬期之規限。股份之歸屬條件為入選之合資格人士需一直及於各有關歸屬日期均為保華集團或投資機構之僱員、諮詢人、顧問或代理(視乎情況而定)，以及入選之合資格人士須簽署有關文件使受託人執行有關股份轉讓。

倘有關合資格人士不再符合「合資格人士」之定義，或僱用或聘請有關合資格人士之集團公司或投資機構不再為集團公司或投資機構，獎授將自動失效。惟倘有關合資格人士於歸屬日期前因身故或在其正常退休日或雙方協議提出之較早日期退休，則所有獎授股份及相關收入皆視作在緊接其身故或退休之前一日歸屬於合資格人士。若有關入選之合資格人士去世後兩年內(或受託人與董事局不時協定之較長期間)或信託期(以較短者為準)內，其法律代表沒有追索該等既得之權益，則有關既得權益須被沒收及不再可予轉讓，並將持有作為股份獎勵計劃之歸還股份。

凡已獎授但並未有根據股份獎勵計劃轉歸之股份，受託人在考慮過董事局的意見後，可酌情決定其為一名或多名合資格人士持有該等股份及相關收入。

投票權

受託人可在其全權酌情決定之情況下，就在信託下持有之任何股份(包括但不限於獎授股份及利用所得收入而另行購入之股份)行使投票權。對於根據上市規則需經股東批准之交易，受託人有權在其全權酌情決定之情況下進行投票，惟須受上市規則之規限(包括但不限於關連交易之規限)。

終止

股份獎勵計劃尚未獲得採納。倘一經採納，其終止日期為採納日期之第10週年或董事局決定之其他日期(以較早者為準)，惟終止股份獎勵計劃不能影響入選之合資格人士任何仍然存續的權利。

於終止時，所有獎授股份及因此而產生之有關收入均會在該終止日期轉歸有關合資格人士，但受託人必須在規定期間接獲入選之合資格人士正式簽署的轉讓文件，有關權益之轉歸方可作實。所有歸還股份以及非現金收入於出售後之所得款項(經適當扣減後)淨額，連同信託內的剩餘現金及其他資金將在出售後立即發還本公司。

在符合任何法定限制的前提下，董事局擬在本公司年報內全面披露根據股份獎勵計劃作出之獎授。

除股份獎勵計劃外，本公司董事亦提出股份融資計劃之建議。

限制

按股份融資計劃由入選之合資格人士購入之股份不得出售，直至(以較後者為準)：

(a) 禁售期屆滿，即董事局於決定授予計劃貸款前釐定由股份購入日期起計最少6個月及最多2年，除非該人士不再為合資格人士；及

(b) 相關計劃貸款獲悉數償還當日。

董事認為，根據百慕達法例股份融資計劃實屬合法，故此按照此計劃所授予入選之合資格人士的計劃貸款，亦符合百慕達法例，而董事擬全面遵守所有相關法例。

在符合任何法定限制之前提下，董事局擬在本公司年報內全面披露根據股份融資計劃作出之計劃貸款。

建議削減購股權之行使價

本公司根據現有購股權計劃向董事及前任董事授予之購股權中共有44,200,000份尚未行使。上述購股權半數(即22,100,000份)之行使價為每股1.94港元，而餘下購股權(即22,100,000份)為每股2.20港元。以下為董事及仍由保華集團聘用為常務顧問之前任董事所擁有，可按在其姓名旁邊列載之價格行使購股權之詳情如下：—

董事姓名	認購價(港元)	購股權行使期	獲授購股權之股份數目
劉高原	1.94	二零零四年十二月二十八日至二零一二年八月二十六日	6,500,000
	2.20	二零零四年十二月二十八日至二零一二年八月二十六日	6,500,000
陳佛恩	1.94	二零零四年十二月二十八日至二零一二年八月二十六日	6,500,000
	2.20	二零零四年十二月二十八日至二零一二年八月二十六日	6,500,000
周美華	1.94	二零零四年十二月二十八日至二零一二年八月二十六日	6,500,000
	2.20	二零零四年十二月二十八日至二零一二年八月二十六日	6,500,000
周明權	1.94	二零零四年十二月二十八日至二零一二年八月二十六日	650,000
	2.20	二零零四年十二月二十八日至二零一二年八月二十六日	650,000
郭少強	1.94	二零零四年十二月二十八日至二零一二年八月二十六日	650,000
	2.20	二零零四年十二月二十八日至二零一二年八月二十六日	650,000
陳樹堅	1.94	二零零四年十二月二十八日至二零一二年八月二十六日	650,000
	2.20	二零零四年十二月二十八日至二零一二年八月二十六日	650,000
張定球	1.94	二零零四年十二月二十八日至二零一二年八月二十六日	650,000
	2.20	二零零四年十二月二十八日至二零一二年八月二十六日	650,000

現行行使價為每股1.94港元之購股權，其建議新認購價為每股1.24港元；現行行使價為每股2.20港元之購股權，其建議之新認購價則為每股1.50港元。於二零零五年十二月二十九日(於本公佈日期前之最後交易日)，聯交所每日報價表所載之股份收市價為每股1.48港元。董事相信，現行市價遠低於購股權行使價之其中一個原因，是本公司於二零零五年七月宣派特別股息每股0.70港元。建議削減之幅度並非依據一般購股權所採用之特定公式計算，而是按相關購股權之現有行使價扣除股東享有特別股息之現金值後計算。由於現有購股權計劃並無訂明於派付不屬資本分派之現金股息後，購股權行使價須作出任何調整，故此現有購股權持有人並不享有上述股息。董事相信，建議削減之幅度實屬合理，有助鼓勵購股權持有人繼續為保華集團效力並行使彼等之購股權，經考慮上述情況後，此舉對整體股東乃屬公平合理。

根據上市規則第14A章，削減認購價將構成相關董事與本公司之間的關連交易，故需尋求獨立股東之批准。此外，由於削減認購價對購股權持有人有利，故根據現有購股權計劃之規定，須待股東批准後方可作實。董事局於即將予召開之股東特別大會上，向股東提呈建議調整認購價，以待批准。

本公司股東倘於該建議削減認購價事項中持有權益，須就向股東提呈之決議案放棄投票。

載有(其中包括)(i)建議削減認購價，連同本公司委任之獨立財務顧問畢馬威企業財務有限公司就該建議削減(包括其是否公平合理)向獨立股東發出之意見函；及(ii)股份獎勵計劃及股份融資計劃詳情(僅供參考)之通函將於實際可行情況下盡快寄發予股東。

釋義

在本公佈內，下列詞語具有以下涵義：—

「採納日期」	指	財產授予人採納股份獎勵計劃之日期；
「董事局」	指	本公司董事局；
「合資格人士」	指	董事局全權酌情認為對保華集團或任何投資機構之業務拓展及發展曾作出貢獻或將會作出貢獻之集團公司或任何投資機構之任何僱員(不論全職或兼職)、行政人員、主管人員、董事(包括執行、非執行及獨立非執行董事)及任何集團公司或任何投資機構之任何諮詢人、顧問或代理，而「入選之合資格人士」指已獲挑選參與股份獎勵計劃之合資格人士；
「現有購股權計劃」	指	本公司於二零零二年八月二十七日經股東決議案採納之購股權計劃；
「投資機構」	指	保華集團持有股本權益之任何機構；
「上市規則」	指	香港聯合交易所有限公司證券上市規則；
「計劃貸款」	指	合資格人士根據股份融資計劃應邀申領並已獲發行新股份時，須支付相關股份認購價之結欠款項；

股份融資計劃

根據股份融資計劃，董事局向合資格人士發出邀請函，邀請彼等最多申領邀請函訂明之股份數目。倘合資格人士選擇申領股份，本公司將按董事局於有關期間釐定之認購價，向其發行新股份。待獲得法例或上市規則所規定之一切同意及批准後，本公司將向有關合資格人士發行股份。現時並無就合資格人士可應邀申領股份之數目設定上限，而目前無意採用與上市規則附錄十七規定(適用於購股權計劃)相約之指引，亦未選出擬向其發出邀請之合資格人士。

合資格人士可悉數繳付購入價，或如未能悉數繳付，而購入價與有關合資格人士就配發股份繳付之任何金額兩者之任何差額，將視為已向本公司申請之貸款，而任何有關貸款將為免息貸款。

倘合資格人士並非本公司關連人士(定義見上市規則)，則向該名合資格人士授予或視作授予之貸款將不屬本公司之關連交易(定義見上市規則)，惟視乎涉及之金額，可能屬上市規則第14章所界定之須予披露交易。

倘合資格人士為本公司關連人士(定義見上市規則)，則向該名合資格人士授予或視作授予之貸款將屬本公司之關連交易(定義見上市規則)，而視乎涉及之金額，亦可能屬上市規則第14章所界定之須予披露交易。

本公司將在任何相關時間全面遵守上市規則之規定，其中包括第14章有關須予披露交易及第14A章有關關連交易之規定。視乎涉及之金額，有關事宜需於報章公佈及向股東寄發通函，並須獲得上市規則批准可就上述建議投票之股東批准。

儘管發行股份一般會透過不時授予董事之一般授權而作出，然而，倘建議獲發行股份者為本公司關連人士(定義見上市規則)，則需於報章公佈及向股東寄發通函，並須獲得上市規則批准可就上述建議投票之股東批准。再者，本公司將在任何相關時間全面遵守上市規則之規定，其中包括遵守不得高於上市規則13.36(5)條所規定之折讓率發行新股份之限制。本公司就根據一般授權向合資格人士每次發行新股份，亦將刊發公佈(載有適用資料)及於相關股份發行前，均會申請所需之上市批准。

年期

股份融資計劃並無訂明年期，可於任何時間由董事局終止或擱置。

還款

由於計劃貸款仍未償還，故與計劃貸款有關之股份，將不會以現金向有關合資格人士派付股息，而由上述股份所得之現金股息則可用於償還計劃貸款。即使並無上述股息，亦不會影響償還有關計劃貸款之責任。各計劃貸款均須由有關合資格人士於作出計劃貸款後3年內(或董事局就全部貸款或按個別情況而釐定之其他期限)償還。

計劃貸款須於以下時間(以較早者為準)悉數償還：—

(a) 有關合資格人士因任何原因不再為集團公司或投資機構僱用或聘請之日；

(b) 有關合資格人士未能遵守或並無履行有關規則所訂明之責任之日；及

(c) 按照市場價格(即緊接有關日期之前五個交易日在聯交所每日報價表所載股份之平均收市價)計算，有關合資格人士實益擁有之計劃股份總值低於該名合資格人士當時在計劃貸款尚欠金額50%之日。

如計劃貸款未按訂明之額度償還，本公司可銷售或出售相關計劃股份，並將任何所得之款項用作償還有關計劃貸款。於直至計劃貸款獲悉數償還前之任何時間，相關股份之股票或其他所有權文件均由代理人託管，合資格人士不會持有實物股票。

「保華」或「本公司」	指	保華集團有限公司，一間於百慕達註冊成立之有限公司，其股份於聯交所上市；
「保華集團」	指	本公司及其附屬公司，而「集團公司」乃指保華集團之成員公司；
「歸還股份」	指	根據股份獎勵計劃未經轉歸及／或沒收之股份及相關收入；
「財產授予人」	指	信託契約項下之財產授予人；
「股份獎勵計劃」	指	董事局於採納日期採納之股份獎勵計劃，據此，可根據信託契約及相關規則向合資格人士獎授股份(此等股份由受託人購入)；
「股份融資計劃」	指	董事局就入選之合資格人士可應邀申領新股份並有機會以計劃貸款方式撥付認購而採納之計劃；
「股東」	指	本公司股東；
「股份」	指	本公司股本中每股面值0.10港元之股份；
「聯交所」	指	香港聯合交易所有限公司；
「附屬公司」	指	符合上市規則不時所定涵義之本公司附屬公司；
「信託」	指	信託契約組成之信託；
「信託契約」	指	將由本公司及部份或全部附屬公司(作為財產授予人)與受託人(作為受託人)為設置股份獎勵計劃而訂立之信託契約；
「受託人」	指	董事局為股份獎勵計劃而委任之獨立並與本公司概無關連的專業受託人；及
「信託期」	指	財產授予人成為信託契約訂約方之日起計至以下最早發生之日止期間：—

(a) 採納日期開始起計屆滿80年之日；或

(b) 財產授予人或本公司被勒令清盤或財產授予人或本公司通過決議案自動清盤之日(惟就及隨即進行之合併或重組而言，當中本公司或財產授予人之業務經營、資產及負債又大部分轉手至接手公司，則另當別論)；或

(c) 受託人可能獲本公司通知股份獎勵計劃將予終止而宣佈信託期結束之日。

一般資料

於本公佈發表日期，本公司之董事如下：

周明權博士	:	主席(獨立非執行)
劉高原先生	:	副主席及董事總經理
陳國強博士	:	非執行董事
郭少強先生	:	獨立非執行董事
陳樹堅先生	:	獨立非執行董事

承董事局命
保華集團有限公司
公司秘書
黃麗堅

香港，二零零五年十二月二十九日

* 僅供識別



PYI Corporation Limited

(Incorporated in Bermuda with limited liability)
(Stock code: 498)

CONNECTED TRANSACTION DISPOSAL OF MOTOR VEHICLES, VEHICLE REGISTRATION NUMBERS AND CLUB MEMBERSHIP TO ITC

- Disposal by PYI of five second hand motor vehicles, four vehicle registration numbers and a club membership to ITC for HK$3.5 million, which is equivalent to comparable market value and the net book value of these non-core assets.
- PYI no longer requires the disposed non-core assets following its refocus on port and infrastructure business in China and reform of the board of Directors.
- The Disposal is made on normal commercial terms, fair and reasonable and in the interests of PYI and its shareholders as a whole.
- The Disposal constitutes a connected transaction for PYI under the Listing Rules and requires disclosure by way of press announcement and in PYI's next published annual report and accounts.

DISPOSAL AGREEMENT

The board of directors (the "Directors") of PYI Corporation Limited ("PYI" or the "Company", together with its subsidiaries, the "Group") announces that a wholly-owned subsidiary of the Company has entered into a sale and purchase agreement (the "Disposal Agreement") with a wholly-owned subsidiary of ITC Corporation Limited ("ITC") for the disposal of five second hand motor vehicles, four vehicle registration numbers and a golf club corporate membership (the "Disposal") as follows:–

Date: 27 January 2006

Parties:
- Vendor: PYI Management Group Limited, a wholly owned subsidiary of the Company (the "Vendor")
- *Purchaser*: ITC Management Group Limited, a wholly owned subsidiary of ITC (the "Purchaser")

Subject of disposal: The entire issued share capital and shareholder's loan of Darierian Limited and its two wholly-owned subsidiaries, which together hold the following assets as their sole business and assets:

1. Five second hand motor vehicles;
2. Four vehicle registration numbers; and
3. A golf club corporate membership in Dongguan, China

Consideration: HK$3.5 million in total, payable in cash in full upon completion

Detailed breakdown of the consideration for the disposed assets are as follows:

Item	Year of purchase	Allocated consideration in HK$'million (approximately)
1. Five second hand motor vehicles		
a. Bentley Arnage (Red Label)	2000	
b. Mercedes Benz S600L	2001	
c. Mercedes Benz S600L	1996	
d. Mercedes Benz E240 Avantgarde(Note)	2005	
e. Mitsubishi Super Exceed	2001	
Sub-total:		1.7
2. Four vehicle registration numbers	Various	1.5
3. Golf club corporate membership	2002	0.3
Total:		3.5

Note: Original acquisition cost was approximately HK$0.6 million

Completion: Simultaneously upon signing of the Disposal Agreement, i.e. 27 January 2006

REASONS FOR AND BENEFITS OF THE DISPOSAL AGREEMENT

The consideration was negotiated between the Vendor and Purchaser on an arm's length basis with reference to the net book value of the disposed assets as at 31 December 2005 as well as their comparable second hand value in market if available, and no independent valuer had been engaged by the Group in this connection. Among the disposed assets, only the second hand motor vehicles had available market value (which was obtained from independent second hand car dealers in market) for comparison purpose. As to the vehicle registration numbers and club membership (which are not transferable in market on their own), the consideration was determined with reference to their acquisition costs as discounted by their respective expected useful lives.

Majority of the assets under the Disposal had been used by the Group for a significant period of time as shown above. The Group no longer requires these non-core assets following its refocus on port and infrastructure business in China and reform of the board of Directors. The Directors (including the independent non-executive Directors) consider that the Disposal, being at a consideration equivalent to the assets' net book value and comparable to the available second hand value in market, is on normal commercial terms, fair and reasonable and in the interests of the Company and its shareholders as a whole.

CONNECTED TRANSACTION AND DISCLOSURE REQUIREMENTS

ITC, being an approximately 39.8% controlling shareholder of the Company, is a connected person of the Company under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). In addition, ITC, being approximately 33.5% owned and controlled by Dr. Chan Kwok Keung, Charles who is a non-executive Director, is an associate of a connected person of the Company. The Disposal therefore constitutes a connected transaction for the Company under the Listing Rules.

As the consideration under the Disposal Agreement represents less than 2.5% of each of relevant ratios, the Company is only subject to the reporting and announcement requirements set out in rules 14A.45 to 14A.47 of the Listing Rules and is exempt from the independent shareholders' approval requirements. In other words, the Company is required to disclose details of the Disposal by way of this press announcement and to include information in relation to the Disposal in the next published annual report and accounts of the Company.

GENERAL INFORMATION

The Group is principally engaged in the business of development and investment in port and other infrastructure projects, property investment, treasury investment and, through its subsidiary, construction and engineering, project management and facilities management.

The Purchaser is an investment holding company incorporated in the British Virgin Islands.

As at the date of this announcement, the following are the Directors:

Dr. Chow Ming Kuen, Joseph	:	Chairman *(Independent Non-Executive)*
Mr. Tom Ko Yuen Lau	:	Deputy Chairman and Managing Director
Dr. Chan Kwok Keung, Charles	:	Non-Executive Director
Mr. Kwok Shiu Keung, Ernest	:	Independent Non-Executive Director
Mr. Chan Shu Kin	:	Independent Non-Executive Director

By Order of the Board
PYI Corporation Limited
Wong Lai Kin, Elsa
Company Secretary

Hong Kong, 2 February 2006



保華集團有限公司*
PYI Corporation Limited

（於百慕達註冊成立之有限公司）
（股份代號：498）

關連交易
出售車輛、車輛登記號碼及俱樂部會籍予德祥企業

- 保華以3,500,000港元（相當於該等非核心資產之可予比較市場價值及帳面淨值），出售五輛二手車輛、四個車輛登記號碼及一個俱樂部會籍，予德祥企業。
- 隨著保華重新集中在中國港口及基建業務及董事局之革新後，保華便不再需要該等被售之非核心資產。
- 出售事項是按一般商務條款進行，乃屬公平合理，並符合保華及其股東之整體利益。
- 出售事項根據上市規則構成保華一項關連交易，故需刊登公告並在保華下一份刊發之年度報告及帳目中作出披露。

出售協議

保華集團有限公司（「保華」或「本公司」，連同其附屬公司，「本集團」）之董事局（「董事」）宣佈本公司之一家全資附屬公司與德祥企業集團有限公司（「德祥企業」）之一家全資附屬公司，為出售五輛二手車輛、四個車輛登記號碼及一個高爾夫俱樂部團體會籍（「出售事項」），已簽訂一項買賣協議（「出售協議」），詳情如下：

日期： 二零零六年一月二十七日

締約方：
賣方 *PYI Management Group Limited*，一家本公司之全資附屬公司（「賣方」）
買方 ITC Management Group Limited，一家德祥企業之全資附屬公司（「買方」）

出售標的物： Darierian Limited之全部已發行股本與股東貸款，以及其之兩間全資附屬公司，此等公司一併持有下述資產作為彼等之唯一業務及資產：

1. 五輛二手車輛；
2. 四個車輛登記號碼；及
3. 一個位於中國東莞之高爾夫俱樂部團體會籍

代價： 合共3,500,000港元，須於完成時悉數以現金支付

該等被售資產之代價細節詳列如下：

項目	購入年份	以百萬港元分配之代價（約數）
1. 五輛二手車輛		
a. Bentley Arnage (Red Label)	2000	
b. Mercedes Benz S600L	2001	
c. Mercedes Benz S600L	1996	
d. Mercedes Benz E240 Avantgarde（附註）	2005	
e. Mitsubishi Super Exceed	2001	
	小計：	1.7
2. 四個車輛登記號碼	不同年份	1.5
3. 高爾夫俱樂部團體會籍	2002	0.3
	合共：	3.5

附註：原購入價約為600,000港元

完成： 與簽署出售協議之同時，即二零零六年一月二十七日

簽訂出售協議之理由及利益

賣方與買方所磋商之代價是基於各自獨立利益，並參考該等被售資產於二零零五年十二月三十一日之帳面淨值以及它們於市場如有之可予比較二手價值，而本集團概無就此聘任獨立估價師。在該等被售資產當中，僅該等二手車輛可從市場之獨立二手汽車經銷商取得可知之市場價值以資比照。而鑑於該等車輛登記號碼及俱樂部會籍不能單獨在市場獲得轉讓，故此有關代價乃參考彼等購入價再由彼等各自預期可使用年期折讓而釐定。

誠如上表顯示，出售事項所述之大部份資產已由本集團使用了一段頗長時間。隨著本集團重新集中在中國港口及基建業務及董事局之革新後，本集團便不再需要該等非核心資產。董事（包括獨立非執行董事）認為出售事項是以相當於資產之帳面淨值及相若於市場可得之二手價值為代價，並按一般商務條款進行，乃屬公平合理，並符合本公司及其股東之整體利益。

關連交易及披露規則

由於德祥企業是本公司一名持有約39.8%權益之控股股東，故此根據香港聯合交易所有限公司證券上市規則（「上市規則」）為本公司之一名關連人士。再者，由於非執行董事陳國強博士持有及控制德祥企業約33.5%權益，故此陳博士為本公司一名關連人士之聯繫人，而出售事項亦因此根據上市規則構成本公司一項關連交易。

鑑於出售協議所訂之代價低於各項相關百分比率之2.5%，故此本公司僅須遵守刊載於上市規則第14A.45至14A.47條有關申報及公告之規定，而可豁免遵守有關獨立股東批准之規定。換言之，本公司需要以本公佈形式披露出售事項之詳情，並在本公司下一份年度報告及帳目中載有出售事項的有關資料。

一般資料

本集團主要從事港口發展與投資及其他基建項目、物業投資、庫務投資業務，並透過其附屬公司進行建築及工程、項目管理及設施管理。

買方為一家於英屬處女群島成立之投資控股公司。

於本公佈發表日期，下述人士為董事：
周明權博士 ： 主席（獨立非執行）
劉高原先生 ： 副主席兼董事總經理
陳國強博士 ： 非執行董事
郭少強先生 ： 獨立非執行董事
陳樹堅先生 ： 獨立非執行董事

承董事局命
保華集團有限公司
公司秘書
黃麗堅

香港，二零零六年二月二日

* 僅供識別



PYI Corporation Limited

(Incorporated in Bermuda with limited liability)
(Stock code: 498)

ACQUISITION OF MINORITY INTEREST IN YANGKOU PORT PROJECT

SHARE TRANSACTION

On 11 April 2006, PYI's wholly-owned subsidiary agreed to acquire the remaining 9.9% interest held by a minority shareholder in another 90.1% owned subsidiary holding the investment in the Yangkou Port project.

The consideration for the acquisition is about HK$167.8 million, which shall be satisfied by way of allotment and issue of 68.5 million new PYI shares at an issue price of HK$2.45 per share.

The acquisition constitutes a share transaction for PYI for the purpose of the Listing Rules.

Following completion of the acquisition, PYI's effective stake in the Yangkou Port project will be raised from 67.6% to 75%. The remaining 25% is held by a state owned enterprise owned by the local government.

The acquisition strengthens PYI's further commitment towards its investments in port and infrastructure business in the PRC and is in line with its core business strategies. The increased stake will offer PYI an opportunity to capture additional benefits that may arise from the Yangkou Port project.

The issuance of new PYI shares to the vendor will enable PYI to align the interests of this strategic partner in the Yangkou Port project directly with those of PYI shareholders.

THE AGREEMENT

Date:
11 April 2006

Parties:
Vendor: Steady Forth Limited
Purchaser: PYI Yangkou Port Limited, a wholly-owned subsidiary of the Company

To the best of the Directors' knowledge, information and belief having made all reasonable enquiry, save for a 29% shareholder of the Vendor who has been appointed as director to the PYI subsidiaries in relation to the Yangkou Port project (including Global Achiever), the Vendor and its ultimate beneficial owner are third parties independent of the Company and connected persons (as defined in the Listing Rules) of the Company.

Assets to be acquired:

(1) The Sale Shares, representing 9.9% of the issued share capital of Global Achiever; and
(2) Shareholder's loan advanced by the Vendor to Global Achiever, which as at the date of this announcement, amounts to approximately HK$4.6 million.

Following completion of the Acquisition, PYI's effective stake in the Yangkou Port project will be *raised from 67.6% to 75%. The remaining 25% is held by a state owned enterprise owned by the* local government.

Consideration:

The consideration for the Acquisition is approximately HK$167.8 million, of which the part for the shareholder's loan shall equal to its face value and the remaining is for the Sale Shares. The consideration shall be satisfied by way of allotment and issue of the Consideration Shares at an issue price of HK$2.45 per Consideration Share. The basis of determining the price per Consideration Share is made with reference to the average of the closing prices of the Shares for the 30 consecutive trading days up to and including 10 April 2006.

The issue price of the Consideration Shares represents (i) a discount of approximately 14.78% to the closing price of HK$2.875 per Share as quoted on the Stock Exchange on 11 April 2006, being the date of the Agreement; (ii) a discount of approximately 5.11% over the average of the closing prices of HK$2.582 per Share as quoted on the Stock Exchange for the 15 consecutive trading days up to and including 10 April 2006; (iii) equivalent to the average of the closing prices of approximately HK$2.45 per Share as quoted on the Stock Exchange for the 30 consecutive trading days up to and including 10 April 2006; and (iv) a premium of approximately 40% to the unaudited consolidated net asset value of the PYI Group of HK$1.75 per Share as at 30 September 2005. The value of the Consideration Shares, based on the 5-day closing price of HK$2.855 per Share up to and including the date of this announcement, amounted to approximately HK$195.6 million.

The Consideration Shares represent (i) approximately 4.96% of the existing issued share capital of the Company as at the date of the Agreement; and (ii) approximately 4.72% of the issued share capital of the Company as enlarged by the issue thereof.

The Consideration Shares will be issued under the general mandate granted to the Directors by the Shareholders at the annual general meeting of PYI held on 8 September 2005. The Consideration Shares will rank pari passu with all the existing Shares in all respects as at the date of issue of the Consideration Shares.

Of the 68.5 million Consideration Shares, 40 million Shares shall be subject to a lock-up period of six months from the date of the Agreement, during which these Shares will be held in the physical custody of an escrow agent and the Vendor shall not be entitled to dispose of or otherwise deal with them.

The consideration for the Acquisition was arrived at after arm's length negotiations between the parties with reference to the underlying intrinsic value of the assets of the Yangkou Port project comprising *principally about 42 square kilometers of land bank and the development rights for berths and man-*made island. Such land bank, without a deep sea port, was valued by an independent professional property valuer at approximately HK$3,528 million as at 31 March 2005, and a 9.9% attributable value of such land bank is equivalent to approximately HK$262 million.

Condition precedent:

Completion of the Agreement is conditional upon the Stock Exchange granting the listing of, and permission to deal in, the Consideration Shares. If such condition cannot be fulfilled by 30 May 2006, then unless otherwise agreed in writing between the Vendor and the Purchaser, the Agreement shall lapse and be terminated and thereafter all rights, obligations and liabilities of all parties hereunder shall cease and determine and no party shall have any claim against the other under the *Agreement except for antecedent breach.*

Completion:

Completion of the Agreement shall take place 3 business days after the condition referred to above *has been satisfied or such other date as the parties may agree in writing.*

The following table shows the shareholding structure of the Company immediately before and after the Acquisition:

	Before the Acquisition (approx %)	*After the Acquisition (approx %)*
Substantial Shareholders	28.95%	27.58%
Director	0.86%	0.82%
The Vendor	0.00%	4.72%
Public	70.19%	66.88%
Total:	100% (Note 1)	100% (Note 2)

Notes:

1. As at the date of the announcement, PYI has 1,381,293,910 Shares in issue.
2. Upon issue and allotment of the Consideration Shares, the enlarged issue share capital of PYI will be 1,449,793,910 Shares.

There will not be any Board representation to PYI by the Vendor as a result of the Acquisition.

INFORMATION ON THE GLOBAL ACHIEVER GROUP

The Global Achiever Group is a 90.1% owned subsidiary of PYI Yangkou Port Limited, which is engaged in the business of development and investment in port and other infrastructure projects for the Yangkou Port project. Upon completion of the Acquisition, Global Achiever will become a wholly-owned subsidiary of the PYI Group.

REASONS FOR THE ACQUISITION

The PYI Group is principally engaged in the business of development and investment in port and other infrastructure projects, property investment, treasury investment and, through its subsidiary, construction and engineering, project management and facilities management.

The Directors consider that the Acquisition could further strengthen the Group's commitment towards its investments in port and infrastructure business in the PRC and are in line with the core business strategies of the PYI Group. The increased stake will offer PYI an opportunity to capture additional benefits that may arise from the Yangkou Port project.

As the consideration of the Acquisition will be satisfied by issuance of the Consideration Shares, the Acquisition will also enable PYI to align the interests of a strategic partner in the Yangkou Port project directly with those of PYI and its Shareholders.

The Agreement was negotiated on an arm's length basis and was agreed on normal commercial terms between the parties. The Directors consider that the terms of the Agreement are fair and reasonable so far as the Shareholders are concerned, and are in the interests of PYI and the Shareholders as a whole.

GENERAL

The Acquisition constitutes a share transaction for the Company for the purpose of the Listing Rules.

An application will be made to the Stock Exchange for the listing of, and permission to deal in, the Consideration Shares.

DEFINITIONS

In this announcement, unless the context requires otherwise, the following terms shall have the following meanings:

"Acquisition"	acquisition of the Sale Shares and shareholder's loan advanced by the Vendor to Global Achiever, which as at the date of this announcement, amounts to approximately HK$4.6 million pursuant to the Agreement
"Agreement"	the sale and purchase agreement dated 11 April 2006 entered into between the Vendor and the Purchaser in relation to the Acquisition
"Board"	the board of directors of the Company
"business day"	a day (other than Saturday or Sunday) on which licensed banks in Hong Kong are open for ordinary business
"Company" or "PYI"	PYI Corporation Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the Main Board of the Stock Exchange
"Consideration Shares"	68.5 million new Shares to be issued and allotted to the Vendor or its nominee(s) to satisfy the consideration for the Acquisition
"Directors"	the directors of the Company
"Global Achiever"	Global Achiever Limited, a company incorporated in the British Virgin Islands, which as at the date hereof is beneficially owned as to 90.1% by the Purchaser and 9.9% by the Vendor
"Global Achiever Group"	Global Achiever and its subsidiaries, including the Yangkou Port project subsidiaries
"PYI Group"	PYI and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Listing Rules"	*the Rules Governing the Listing of Securities on the Stock Exchange*
"Purchaser"	PYI Yangkou Port Limited, a wholly-owned subsidiary of the Company
"Sale Shares"	*99 shares of US$1.00 each in the issued share capital of Global Achiever,* representing 9.9% of the issued shares in the capital of Global Achiever
"Share(s)"	ordinary share(s) of HK$0.10 each in the issued share capital of the Company
"Shareholder(s)"	holder(s) of the Shares
"Stock Exchange"	*The Stock Exchange of Hong Kong Limited*
"Vendor"	Steady Forth Limited, a company incorporated in the British Virgin Islands

By Order of the Board
PYI Corporation Limited
Wong Lai Kin, Elsa
Company Secretary

Hong Kong, 11 April 2006

As at the date of this announcement, the composition of the Board is as follows:

Dr. Chow Ming Kuen, Joseph	:	*Chairman (Independent Non-Executive)*
Mr. Tom Ko Yuen Lau	:	*Deputy Chairman and Managing Director*
Dr. Chan Kwok Keung, Charles	:	*Non-Executive Director*
Mr. Kwok Shiu Keung, Ernest	:	*Independent Non-Executive Director*
Mr. Chan Shu Kin	:	*Independent Non-Executive Director*



保華集團有限公司*

PYI Corporation Limited

(於百慕達註冊成立之有限公司)

(股份代號：498)

收購洋口港項目之少數股東權益
股份交易

於二零零六年四月十一日，保華之全資附屬公司同意收購另一家其擁有90.1%權益並持有洋口港項目投資之附屬公司中由少數股東所持有之其餘9.9%權益。

收購事項之代價約為167,800,000港元，代價將以按每股股份2.45港元之發行價配發及發行68,500,000股新保華股份之方式支付。

根據上市規則，收購事項構成保華之一項股份交易。

於收購事項完成後，保華於洋口港項目之實際權益將由67.6%上升至75%，其餘25%乃由當地政府所擁有之國有企業持有。

收購事項標誌著保華進一步邁向其投資於中國港口及基建業務之承諾，與其核心業務策略一致，增持權益將可讓保華有機會取得更多洋口港項目可能帶來之利益。

向賣方發行新保華股份，可讓保華直接將洋口港項目之策略伙伴與保華股東之利益掛鈎。

該協議

日期：

二零零六年四月十一日

締約方：

賣方：Steady Forth Limited

買方：PYI Yangkou Port Limited，本公司之一家全資附屬公司

就董事經作出一切合理查詢後所知、所悉及所信，除擁有賣方29%權益之股東已獲委任為與洋口港項目有關之保華附屬公司（包括Global Achiever）之董事外，賣方及其最終實益擁有人均為獨立於本公司及本公司關連人士（定義見上市規則）之第三者。

將予收購之資產：

(1) 銷售股份，相當於Global Achiever已發行股本之9.9%；及

(2) 賣方向Global Achiever墊付之股東貸款，於本公佈發表日期，其約為4,600,000港元。

於收購事項完成後，保華於洋口港項目之實際權益將由67.6%上升至75%，其餘25%乃由當地政府所擁有之國有企業持有。

代價：

收購事項之代價約為167,800,000港元，其中股東貸款之代價部分將相等於其面額，而餘額則為銷售股份之代價。代價將以按每股代價股份2.45港元之發行價配發及發行代價股份之方式支付。釐定每股代價股份價格之基準為參考股份於截至二零零六年四月十日（包括該日）止30個連續交易日之平均收市價。

代價股份之發行價：(i)相當於股份於二零零六年四月十一日（即該協議日期）在聯交所所報之每股2.875港元收市價折讓約14.78%；(ii)相當於股份於截至二零零六年四月十日（包括該日）止15個連續交易日在聯交所所報之每股2.582港元平均收市價折讓約5.11%；(iii)相當於股份於截至二零零六年四月十日（包括該日）止30個連續交易日在聯交所所報之每股2.45港元平均收市價；及(iv)相當於保華集團於截至二零零五年九月三十日之每股股份1.75港元未經審核綜合資產淨值溢價約40%。根據股份於截至本公佈發表日期（包括該日）止五日之每股2.855港元收市價計算，代價股份之價值為數約195,600,000港元。

代價股份相當於：(i)本公司於該協議日期之現有已發行股本約4.96%；及(ii)本公司經發行代價股份後擴大之已發行股本約4.72%。

代價股份將根據股東於二零零五年九月八日舉行之保華股東週年大會上授予董事之一般授權而發行，代價股份將在各方面與截至代價股份發行日期之所有已發行股份擁有同等權益。

在68,500,000股代價股份當中，40,000,000股股份須受由該協議日期起計為期六個月之禁售期所規限，在有關期間內，該等股份將由付託代理以寶質保管方式代為持有，而賣方將無權出售或以其他方式處理有關股份。

收購事項之代價乃於締約方經參考洋口港項目資產之相關內在價值（主要包括約42平方千米之土地儲備及船舶停泊位及人工島之發展權利）後，按公平原則磋商後釐定。一名獨立專業物業估值師評估有關土地儲備（不包括深水海港）於二零零五年三月三十一日之價值約為3,528,000,000港元，而有關土地儲備之9.9%應佔價值相當於大約262,000,000港元。

先決條件：

該協議須待聯交所批准代價股份上市及買賣後，方可完成。倘若該項條件於二零零六年五月三十日仍未獲履行，則除非賣方與買方另行以書面協定，否則該協議將予失效及終結，而在此之後，所有締約方在其中之一切權利、義務及責任將停止及終結，而各方亦不得根據該協議向其他各方提出任何申索，惟先前違反事項則除外。

完成：

該協議須於上文所述之條件獲履行後3個營業日內或於締約方可能以書面協定之有關其他日期完成。

下表顯示本公司於緊接收購事項前及緊隨其後之股權架構：

	收購事項前（概約百分比）	收購事項後（概約百分比）
主要股東	28.95%	27.58%
董事	0.86%	0.82%
賣方	0.00%	4.72%
公眾人士	70.19%	66.88%
合計：	100%（附註1）	100%（附註2）

附註：

1. 於本公佈發表日期，保華共有1,381,293,910股已發行股份。
2. 於發行及配發代價股份後，保華之經擴大已發行股本將為1,449,793,910股股份。

收購事項將不會導致賣方有任何代表加入保華董事局。

有關GLOBAL ACHIEVER集團之資料

Global Achiever集團為一家PYI Yangkou Port Limited擁有90.1%權益之附屬公司，其從事洋口港項目之港口發展與投資及其他基建項目之業務。於收購事項完成時，Global Achiever將成為保華集團之全資附屬公司。

進行收購事項之理由

保華集團主要從事港口發展與投資及其他基建項目、物業投資、庫務投資業務，並透過其附屬公司進行建築及工程，項目管理及設施管理。

董事認為，收購事項標誌著本集團進一步邁向其投資於中國港口及基建業務之承諾，與保華集團核心業務策略一致。增持權益將可讓保華有機會取得更多洋口港項目可能帶來之利益。

由於收購事項之代價將以發行代價股份之方式支付，因此，收購事項亦可讓保華直接將洋口港項目之策略伙伴與保華及其股東之利益掛鈎。

該協議乃按公平原則磋商後釐定，並由締約方按一般商務條款協定。董事認為，該協議之條款對股東而言乃屬公平合理，並符合保華及股東之整體利益。

一般事項

根據上市規則，收購事項構成本公司之一項股份交易。

本公司將向聯交所申請批准代價股份上市及買賣。

釋義

於本公佈內，除非文義另有所指，否則下列詞語具有以下涵義：

「收購事項」	指	根據該協議收購銷售股份及賣方向Global Achiever墊付之股東貸款，於本公佈發表日期，其約為4,600,000港元
「該協議」	指	賣方與買方於二零零六年四月十一日就收購事項而訂立之買賣協議
「董事局」	指	本公司董事局
「營業日」	指	香港持牌銀行開門經營一般業務之日子（星期六或星期日除外）
「本公司」或「保華」	指	保華集團有限公司，一家於百慕達註冊成立之有限公司，其股份在聯交所主板上市
「代價股份」	指	68,500,000股為支付收購事項之代價而將向賣方或其代名人發行及配發之新股份
「董事」	指	本公司董事
「Global Achiever」	指	Global Achiever Limited，一家於英屬處女群島註冊成立之公司，於本公佈發表日期，其90.1%權益由買方實益擁有，9.9%權益則由賣方實益擁有
「Global Achiever集團」	指	Global Achiever及其附屬公司，包括洋口港項目附屬公司
「保華集團」	指	保華及其附屬公司
「港元」	指	港元，香港法定貨幣
「香港」	指	中華人民共和國香港特別行政區
「上市規則」	指	聯交所證券上市規則
「買方」	指	PYI Yangkou Port Limited，本公司之全資附屬公司
「銷售股份」	指	Global Achiever之已發行股本中每股面值1.00美元之99股股份，相當於Global Achiever股本中已發行股份之9.9%
「股份」	指	本公司之已發行股本中每股面值0.10港元之普通股
「股東」	指	股份之持有人
「聯交所」	指	香港聯合交易所有限公司
「賣方」	指	Steady Forth Limited，一家於英屬處女群島註冊成立之公司

承董事局命
保華集團有限公司
公司秘書
黃麗堅

香港，二零零六年四月十一日

於本公佈發表日期，董事局包括：

周明權博士：主席（獨立非執行）
劉高原先生：副主席兼董事總經理
陳國強博士：非執行董事
郭少強先生：獨立非執行董事
陳樹堅先生：獨立非執行董事

* 僅供識別


PYI

PYI Corporation Limited

(Incorporated in Bermuda with limited liability)
(Stock code: 498)

DECLARATION OF SPECIAL DIVIDEND BY WAY OF DISTRIBUTION OF THE VALUE IN GDI SHARES AND CLOSURE OF REGISTER OF MEMBERS

The Board approved on 4 May 2006 the declaration of a special dividend by way of distribution of the value in GDI Shares, in the form of either one of, or a combination of, the two choices available under the GDI Offer, to be paid on or around Monday, 26 June 2006 to the PYI Shareholders whose names appear on the register of members of PYI on Friday, 26 May 2006.

For every 500 PYI Shares held, a PYI Shareholder will receive value in 40 GDI Shares in the form of either:

(i) 8 Hanny Shares plus HK$14.4 in cash; or

(ii) 8 Hanny Bonds (2% 5-year convertible bond of Hanny with face value of HK$15.0 each).

PYI Shareholders can elect to accept any of the above choices or a combination of both.

Holders of less than 500 PYI Shares shall not be entitled to receive the Distributed GDI Value. In addition, any PYI Shares held in excess of 500 or its multiple shall be rounded down and be disregarded for the purpose of computing the entitlement. PYI shall retain the cash and Hanny Shares or Hanny Bonds attributable to such odd lots for its own benefit.

The register of members of PYI will be closed during Wednesday, 24 May 2006 to Friday, 26 May 2006, both dates inclusive.

DISTRIBUTION OF VALUE DERIVED FROM CHINA STRATEGIC

Reference is made to the announcement of PYI Corporation Limited ("PYI") dated 17 June 2005, the annual report of PYI dated 22 July 2005 for the year ended 31 March 2005 and the interim report of PYI dated 13 December 2005 for the six months ended 30 September 2005 regarding PYI's intention to make a possible distribution to its shareholders (the "PYI Shareholders") of the value derived from the divestment of China Strategic Holdings Limited ("China Strategic"). It was stated that, given the requisite court approval for effecting the proposed capital reorganization of China Strategic was yet to be obtained by China Strategic, the board of directors of PYI (the "Board") did not consider it appropriate to make any decision regarding the distribution at that stage.

The directors of PYI noted from the announcement of China Strategic dated 2 May 2006 (the "CSH Announcement") that, among other things, the approval of the court of the capital reorganisation of China Strategic has been obtained. It was stated in the CSH Announcement that the group reorganisation of China Strategic involving the distribution in specie of shares (the "GDI Shares") in Group Dragon Investments Limited ("GDI") is expected to become effective on or before 19 May 2006. As set out in the circular of China Strategic dated 10 September 2005, upon completion of the group reorganisation of China Strategic, all the subsidiaries of China Strategic carrying on property development and investment holding business and investing in vessels for sand mining and all other associated companies of China Strategic carrying on manufacturing and marketing of tires and providing package tour, travel and other related services will be grouped under GDI. Upon completion of the group reorganisation of China Strategic, PYI will become interested in 129,409,897 GDI Shares and Hanny Holdings Limited ("Hanny") will make a voluntary offer to the shareholders of GDI (the "GDI Offer") to acquire all the GDI Shares, other than those then owned or agreed to be acquired by Well Orient Limited (a wholly-owned subsidiary of Hanny), its associates and parties acting in concert with it (provided that the GDI Offer will be extended to PYI) on the following basis:

Option 1:
For every five GDI Shares .... one share in Hanny (each, a "Hanny Share") plus HK$1.8 in cash

Option 2:
For every five GDI Shares .... one 2% 5-year convertible bond issued by Hanny with face value of HK$15.0 (each, a "Hanny Bond")

The Board notes from the announcement dated 8 May 2006 issued by Hanny and Well Orient that shareholders of GDI can either accept Option 1 or Option 2, or a combination of both, in respect of the GDI Offer. Details of the GDI Offer were set out in the circular issued by Hanny dated 14 September 2005 and will be set out in the composite offer and response document (the "Composite Document") in relation to the GDI Offer and the accompanying form of acceptance and transfer to be issued by Hanny.

The Board is pleased to announce that on 4 May 2006, it has resolved to declare a special dividend to the PYI Shareholders by way of distribution of the value derived from its divestment in China Strategic, i.e. the value in GDI Shares (the "Distributed GDI Value") to the PYI Shareholders whose names appear on the register of members of PYI on Friday, 26 May 2006 (the "Distribution Scheme"). For every 500 shares of PYI (each, a "PYI Share") held, the PYI Shareholders will be entitled to receive the Distributed GDI Value attributable to 40 GDI Shares. Given the nature of the securities to be offered for the GDI Shares under the GDI Offer, the Board does not consider it appropriate or practicable to realise all the securities that it may receive under the GDI Offer and distribute the sales proceeds thereof to the PYI Shareholders.

Based on the above and the terms of the GDI Offer, under the Distribution Scheme, for every 500 PYI Shares held, a PYI Shareholder will receive the value of 40 GDI Shares in the form of either:

(i) 8 Hanny Shares plus HK$14.4 in cash; or

(ii) 8 Hanny Bonds.

The PYI Shareholders can elect to accept one of the above choices or a combination of both.

PYI Shareholders should note that the GDI Offer is a possibility only since according to the CSH Announcement, the conditions of the group reorganisation of China Strategic have not yet been fulfilled. Further announcement(s) will be made to inform PYI Shareholders of the status of the Distribution Scheme if appropriate. PYI Shareholders and investors are advised to exercise caution when dealing PYI securities.

An election form is expected to be despatched to the PYI Shareholders shortly after Hanny despatches the Composite Document which, according to the CSH Announcement, is expected to be on or about 26 May 2006. A copy of the Composite Document to be issued by Hanny in respect of the GDI Offer will also be sent to the PYI Shareholders. The Composite Document is being sent to the PYI Shareholders for information only so that they have further information on the GDI Offer, and for the avoidance of doubt neither PYI nor any of its directors takes any responsibility whatsoever for the contents of the Composite Document, which is to be issued by Hanny and GDI to holders of the GDI shares under the Hong Kong Code on Takeovers and Mergers. Any PYI Shareholder who wishes to receive the Hanny Bonds in respect of his/her Distributed GDI Value need not complete the election form. Any PYI Shareholder who wishes to receive Hanny Shares plus cash must complete the election form and return it to PYI's branch share registrars in Hong Kong, Secretaries Limited at 26/F, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, on or before a date to be notified to the PYI Shareholders in the election form.

If any PYI Shareholders complete the election form but do not specify his/her choice, then such PYI Shareholders will be deemed to have elected to receive the Distributed GDI Value in the form of Hanny Bonds.

Under the Distribution Scheme, holders of less than 500 PYI Shares shall not be entitled to receive the Distributed GDI Value. *In addition, any PYI Shares held in excess of 500 or its multiple shall be rounded down and be disregarded for* the purpose of computing the entitlement. Since the administrative impracticalities and costs involved in distributing the Distributed GDI Value attributable to such odd lots of PYI Shares may outweigh the related benefits, PYI shall retain the cash and Hanny Shares or Hanny Bonds attributable to such odd lots for its own benefit. Taking into account all relevant factors and that the Distributed GDI Value attributable to such odd lots of PYI Shares is immaterial, the Board considers the basis of the Distribution Scheme as set out in this announcement (which is made as soon as practicable after the Board meeting held on 4 May 2006) is fair and reasonable to the PYI Shareholders as a whole.

The Distributed GDI Value is expected to paid on or about Monday, 26 June 2006. It is expected that the cheques for cash entitlements or the relevant certificates for Hanny Shares or Hanny Bonds will be posted to the PYI Shareholders to their registered addresses at their risk on or about Monday, 26 June 2006.

CLOSURE OF THE REGISTER OF MEMBERS OF PYI

The register of members of PYI will be closed during the period from Wednesday, 24 May 2006 to Friday, 26 May 2006, both dates inclusive, during which period no transfer of PYI Share(s) will be effected. In order to qualify for the Distributed GDI Value, all transfer of PYI Share(s), accompanied by the relevant share certificate(s) with the completed transfer form(s), must be lodged with PYI's share registrars in Hong Kong, Secretaries Limited at 26/F, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, for registration not later than 4:00 p.m. on Tuesday, 23 May 2006.

GENERAL

As at the date of this announcement, the composition of the Board is as follows:

Dr. Chow Ming Kuen, Joseph	:	*Chairman (Independent Non-Executive)*
Mr. Tom Ko Yuen Lau	:	*Deputy Chairman and Managing Director*
Dr. Chan Kwok Keung, Charles	:	*Non-Executive Director*
Mr. Kwok Shiu Keung, Ernest	:	*Independent Non-Executive Director*
Mr. Chan Shu Kin	:	*Independent Non-Executive Director*

By Order of the Board
PYI Corporation Limited
Wong Lai Kin, Elsa
Company Secretary

Hong Kong, 8 May 2006



保華集團有限公司*
PYI Corporation Limited

(於百慕達註冊成立之有限公司)
(股份代號：498)

以分派群龍股份價值之方式 宣派特別股息 及 暫停辦理股東登記手續

董事會已於二零零六年五月四日批准以分派群龍股份價值之方式，宣派特別股息。此股息將按群龍收購建議下之兩項方案之其一或兩者組合之形式，於二零零六年六月二十六日(星期一)左右支付予於二零零六年五月二十六日(星期五)名列保華股東名冊之保華股東。

持有每500股保華股份之保華股東，將透過以下其中一種形式收取40股群龍股份之價值：

(i) 8股錦興股份另加現金14.4港元；或

(ii) 8份錦興債券(每份面值為15.0港元之錦興2厘息5年期可換股債券)。

保華股東可選擇接納上述任何一項方案或兩者組合。

持有500股以下保華股份之人士將無權收取群龍價值分派。此外，任何持有超過500股或其倍數之保華股份將向下調整至最接近之有關倍數，而餘數將不獲計算在股息享有權內，就該等零碎股份應收取之現金及錦興股份或錦興債券將撥歸保華所有。

保華將於二零零六年五月二十四日(星期三)至二零零六年五月二十六日(星期五)期間(包括首尾兩日)，暫停辦理保華股東登記手續。

分派中策所得之價值

謹提述保華集團有限公司(「保華」)於二零零五年六月十七日刊發之公佈、於二零零五年七月二十二日刊發截至二零零五年三月三十一日止年度之保華年報及於二零零五年十二月十三日刊發截至二零零五年九月三十日止六個月之保華中期報告，內容有關保華有意將撤資中策集團有限公司(「中策」)所得價值，作為可能分發派付予其股東(「保華股東」)。鑑於中策尚未取得使中策股本重組建議生效所需之法院批准，故保華之董事會(「董事會」)認為在該階段並不適宜就分派作出任何決定。

保華之董事自中策於二零零六年五月二日刊發之公佈(「中策集團公佈」)，得悉(其中包括)中策股本重組已獲法院批准。中策集團公佈指出，涉及以實物分派群龍投資有限公司(「群龍」)股份(「群龍股份」)之中策集團重組，預期於二零零六年五月十九日或之前生效。誠如中策於二零零五年九月十日刊發之通函所載，於中策集團重組完成時，中策旗下經營物業發展及投資控股業務及投資於採砂船隻之所有附屬公司，以及中策旗下經營輪胎製造及銷售，提供旅行團、旅遊及其他相關服務之業務之所有其他聯營公司將收歸群龍旗下。於中策集團重組完成時，保華將持有129,409,897股群龍股份之權益，而錦興集團有限公司(「錦興」)將按以下基準向群龍股東提出自願性收購建議(「群龍收購建議」)，以收購所有群龍股份(不包括威倫有限公司(錦興之全資附屬公司)、其聯繫人士及其一致行動人士(惟將會向保華提出群龍收購建議)當時已擁有或同意收購之群龍股份)：

方案一：
每五股群龍股份............................獲一股錦興股份(每股指「錦興股份」)另加現金1.8港元

方案二：
每五股群龍股份............................獲一份由錦興發行，面值為15.0港元之2厘息5年期可換股債券(每份指「錦興債券」)

董事會自錦興與威倫於二零零六年五月八日刊發之公佈得悉，群龍股東可就群龍收購建議選擇接納方案一或方案二，又或兩者之組合。群龍收購建議之詳情載於錦興於二零零五年九月十四日刊發之通函內，以及錦興將就群龍收購建議刊發之綜合收購建議及回應文件(「綜合文件」)以及隨附之接納及轉讓表格內。

董事會欣然宣佈，已於二零零六年五月四日議決以分派因撤資中策所得價值，即群龍股份價值(「群龍價值分派」)之方式，宣派特別股息予二零零六年五月二十六日(星期五)名列保華股東名冊之保華股東(「分派計劃」)。持有每500股保華股份(每股指「保華股份」)之保華股東有權收取40股群龍股份應佔之群龍價值分派。有鑑於根據群龍收購建議就群龍股份所提呈之證券性質，董事會認為將其根據群龍收購建議可能收取之所有證券變現及將其銷售所得款項分派予保華股東並不合適，亦不切實可行。

按上述基準及群龍收購建議之條款，根據分派計劃，持有每500股保華股份之保華股東，將透過以下其中一種形式收取40股群龍股份之價值：

(i) 8股錦興股份另加現金14.4港元；或

(ii) 8份錦興債券。

保華股東可選擇接納上述其中一項方案或兩者組合。

保華股東謹請注意，由於根據中策集團公佈，中策集團重組之條件尚未達成，故群龍收購建議僅屬可能進行之事項。保華將於適當時另行發表公佈，以知會保華股東有關分派計劃之進展。保華股東及投資者於買賣保華證券時務請審慎行事。

選擇表格預期於錦興寄發綜合文件(按照中策集團公佈，預期於二零零六年五月二十六日左右寄發)後不久寄發予保華股東，而錦興就群龍收購建議將予刊發之綜合文件之副本亦將寄發予保華股東。寄發綜合文件予保華股東乃僅作參考之用，旨在向彼等提供群龍收購建議之進一步資料，而為避免誤解，保華及其任何董事均毋須就綜合文件之內容負上任何責任，而綜合文件將由錦興及群龍根據香港公司收購及合併守則刊發致群龍股份持有人。任何保華股東如欲就其群龍價值分派收取錦興債券，毋須填寫選擇表格，而如欲收取錦興股份另加現金之任何保華股東則必須填妥選擇表格，並於選擇表格上向保華股東指示之日期或之前將表格交回保華之香港股份過戶登記分處秘書商業服務有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。

倘任何保華股東在填寫選擇表格時並未有指明其選取之方案，則該等保華股東將被視為已選擇以收取錦興債券之形式收取群龍價值分派。

根據分派計劃，持有500股以下保華股份之人士將無權收取群龍價值分派。此外，任何持有超過500股或其倍數之保華股份將向下調整至最接近之有關倍數，而餘數將不獲計算在股息享有權內。由於向該等零碎保華股份派發群龍價值分派在行政上並不切實可行亦涉及成本，其可能超過有關得益，故就該等零碎股份應收取之現金及錦興股份或錦興債券將撥歸保華所有。考慮到全部有關因素，加上該等零碎保華股份有關之群龍價值分派之數額不高，董事會認為，於本公佈內所載有關分派計劃之基準(本公佈乃於二零零六年五月四日舉行之董事會會議後在實際可行之情況下儘快發表)對保華股東整體而言乃公平合理。

群龍價值分派預期於二零零六年六月二十六日(星期一)左右派付，預期現金享有權之支票或錦興股份或錦興債券之有關證明書將於二零零六年六月二十六日(星期一)左右郵寄至保華股東之登記地址，郵誤風險概由彼等承擔。

暫停辦理保華股東登記手續

保華將於二零零六年五月二十四日(星期三)至二零零六年五月二十六日(星期五)期間(包括首尾兩日)，暫停辦理保華股東登記手續，期內將不會登記任何保華股份之轉讓。如欲獲派群龍價值分派，所有保華股份過戶文件連同有關股票及已填妥之轉讓表格，最遲須於二零零六年五月二十三日(星期二)下午四時正前交回保華之香港股份過戶登記處秘書商業服務有限公司以供登記，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。

一般資料

於本公佈發表日期，董事會成員包括：

周明權博士：*主席(獨立非執行)*
劉高原先生：*副主席兼董事總經理*
陳國強博士：*非執行董事*
郭少強先生：*獨立非執行董事*
陳樹堅先生：*獨立非執行董事*



承董事會命
保華集團有限公司
公司秘書
黃麗堅

香港，二零零六年五月八日

* *僅供識別*



PYI Corporation Limited

(Incorporated in Bermuda with limited liability)
(Stock Code: 498)

DISCLOSEABLE TRANSACTION

ACQUISITION OF ASSETS RELATED TO LIQUID BULK LOGISTICS BUSINESS IN WUHAN, PRC AND ISSUE OF CONVERTIBLE NOTE

Financial Adviser
KPMG Corporate Finance Limited

KPMG

On 12 May 2006, a PRC indirect wholly-owned subsidiary of PYI entered into an asset acquisition agreement with independent third parties, to acquire assets related to liquid bulk logistics business in Wuhan, PRC, including LPG storage facilities, terminal and jetty, filling stations and equipment.

Total consideration payable by PYI amounts to RMB470 million (equivalent to about HK$456 million), with RMB350 million in cash and RMB120 million by issue of a 3-year, zero coupon, HK$ denominated convertible note of PYI at a conversion price of HK$4.25 per share.

The acquisition will (i) strengthen PYI's liquid bulk cargo handling capability; (ii) enable PYI to gain access to the oil and gas logistics sector; and (iii) expand PYI's logistics network into mid-stream Yangtze.

The acquisition constitutes a discloseable transaction of PYI under the Listing Rules. A circular containing further details of the acquisition will be dispatched to PYI shareholders as soon as practicable.

THE ACQUISITION

Agreement date
12 May 2006

Parties

The Vendors: Wuhan Minsheng and Wuhan Jinwei, each a company established in the PRC with limited liability. To the best of the Directors' knowledge, information and belief having made all reasonable enquiry, the Vendors and their respective ultimate beneficial owners are Independent Third Parties.

Wuhan Minsheng's single largest shareholder is Beijing Xinhua. Another PRC incorporated company, Wuhan Yangfan, owns 32% of Wuhan Minsheng and 90% of Wuhan Jinwei.

The Purchaser: Hubei Minsheng Liquefied Petroleum Gas Limited, an indirect wholly owned subsidiary of PYI established in the PRC.

Assets to be acquired

A. *The following items which are owned by Wuhan Minsheng:*

(i) *LPG storage facilities including 10 storage tanks of 2,000m³ each,* land use rights, buildings, equipment and tools;
(ii) *LPG terminal and jetty (including ancillary facilities and electrical* substation and equipment);
(iii) 13 LPG filling stations (including land use rights, buildings, equipment and tools);
(iv) assets employed in its contractual cooperative arrangement for the LPG cylinder business (including equipment and tools);
(v) 2 LPG tank trucks and other vehicles; and
(vi) all equipment, installation, apparatus and office equipment which are being used for the above operations.

B. One docking barge owned by Wuhan Jinwei at the LPG terminal; and

C. All intangible assets of Wuhan Minsheng required in the operation of *the above assets and business,* including trade names, models, business logos and signboards.

Consideration

RMB470 million *(equivalent to about HK$456.3 million), which consists* of RMB350 million in cash and RMB120 million by issue of the *Convertible Note, shall be paid in stages as follows:–*

(i) RMB50 million (equivalent to about HK$48.5 million) as deposit within 5 business days of the date of the Agreement;

(ii) RMB57.5 million (equivalent to about HK$55.8 million) within 3 business days of completion of transfer to the Purchaser of those of the Assets which are now pledged to Industrial and Commercial Bank of China, free from such pledge and obtaining the Building Ownership Certificates and other relevant documentation from governmental land authorities;

(iii) RMB118.8 million (equivalent to about HK$115.3 million) on *completion of transfer to the Purchaser of those of the Assets which* are now pledged to China Construction Bank, free from such pledge;

(iv) RMB30 million (equivalent to about HK$29.1 million) within 3 business days of receipt from the relevant PRC authority of written notification for payment of taxes in relation to the transfer of the land use rights for the LPG storage facilities;

(v) RMB143.7 million (equivalent to about HK$139.5 million) less the Deposit (which shall now be applied as part payment of amount referred to in this item (v)) within 3 business days of the Purchaser having obtained all licences and permits required for the Assets; and

(vi) RMB120 million *by way of the issue of the Convertible Note within* 15 business days of the Purchaser either being transferred all rights *under all leases in respect of the LPG filling stations with the consent* of the landlords and/or having directly entered into leases with such *landlords. In the event that the listing approval for the Conversion* Shares is not granted by the Stock Exchange, the Purchaser shall *pay an equivalent amount in cash.*

The consideration was agreed after arm's length negotiations between the Vendors and the Purchaser by reference to the valuation of the Assets by an independent valuer, Hu Bei Liantai Accounts Business Co. Ltd. of about RMB494 million as shown in its report dated 22 March 2006.

The cash portion of the consideration will be financed by internal resources of the Group. However, the Group may also consider bank financing if favorable terms can be obtained.

Performance guarantee

Beijing Xinhua, the single largest shareholder of Wuhan Minsheng holding 40% of its registered capital, has executed a performance guarantee in *favour of the Purchaser in respect of the obligations of the Vendors under* the Agreement.

PYI has also executed a performance guarantee in favour of the Vendors in respect of the obligations of the Purchaser under the Agreement.

Conditions and completion

The Acquisition will be proceeded according to the payment schedule as detailed under the section headed "Consideration" above. The Acquisition *is not conditional upon approval for listing of the Shares that may be* issued upon conversion of the Convertible Note.

The Convertible Note

The principal terms of the Convertible Note are summarised below:

The Issuer
PYI

The Convertible Note holder
A Hong Kong company to be nominated by the Vendors for taking up the Convertible Note, which shall be an Independent Third Party.

Principal amount
The HK$ equivalent of RMB120 million on the date of issue. Applying the exchange rate of RMB1.03 to HK$1.00, it will be about HK$116.5 million.

Currency Adjustment
In the event that, on the date PYI is required to make payment of the principal amount outstanding under the Convertible Note, the prevailing exchange rate falls below the exchange rate between HK$ and RMB adopted for determining the principal amount in HK$ on the date of issue, PYI shall pay the holder the shortfall (including that on the premium payable) by reference to the prevailing exchange rate.

Interest
The Convertible Note will not bear any interest.

Maturity
The third anniversary of the date of issue of the Convertible Note.

Redemption
Unless previously converted and cancelled PYI shall redeem the Convertible Note on the Maturity Date at the redemption amount which is 114.167% of the principal amount of the Convertible Note outstanding. The effective yield to maturity of the Convertible Note is approximately 4.52% per annum.

Conversion
The holder may convert the whole or any part of the principal amount of the Convertible Note into new Shares at the then prevailing conversion price, on any business day commencing from the 15th day after the date of issue of the Convertible Note up to and including the date which is 15 days prior to the Maturity Date.

Conversion price
*The conversion price is HK$4.25 per Share subject to the normal anti-*dilution adjustments, including:

(i) share consolidation or subdivision;
(ii) *capitalization of profits or reserves;*
(iii) capital distribution; or
(iv) rights issue or a grant of options or warrants.

The initial conversion price of HK$4.25 per Share represents (i) a premium of approximately 30.77% over the closing price of HK$3.25 per Share as *quoted on the Stock Exchange on 12 May 2006, being the date of this* announcement; (ii) a premium of approximately 29.57% over the average *closing price of approximately HK$3.28 per Share for the last five trading* days ended 11 May 2006, being the last trading day immediately prior to the date of the Agreement; and (iii) a premium of approximately 142.86% over the unaudited net asset value per Share of HK$1.75 as at 30 September 2005.

The initial conversion price of HK$4.25 was determined by the Group and the Vendors on arm's length basis with reference to the current market price of the Shares and the duration of the Convertible Note.

Conversion Shares
Assuming a principal amount of HK$116.5 million and there is an immediate exercise in full of the conversion right attached to the *Convertible Note at the initial conversion price of HK$4.25 by the holder* of the Convertible Note, PYI will issue an aggregate of 27,411,764 new *Conversion Shares, representing approximately (i) 1.87% of the existing* issued share capital of PYI; and (ii) 1.84% of the issued share capital of *PYI as enlarged by the allotment and issue of the Conversion Shares. The* Conversion Shares will be issued pursuant to the general mandate granted *to the Directors by the Shareholders at the annual general meeting of PYI* held on 8 September 2005.

The market value of the Conversion Shares (converted at the initial conversion price of HK$4.25) will be about HK$89.1 million based on the closing price of HK$3.25 per Share on 12 May 2006, being the date of the Agreement and this announcement.

Ranking
The Conversion Shares, when allotted and issued, will rank pari passu in all respects with all existing Shares in issue at the date of the conversion *notice.*

Status of the Convertible Note
The Convertible Note constitutes a direct, general, unconditional and unsecured obligation of PYI and rank pari passu with all other present and future unsecured and unsubordinated obligations of PYI.

Transferability
The Convertible Note is freely transferable but may not be transferred to *a connected person of PYI without the prior written consent of PYI and* subject to the Listing Rules. PYI will notify the Stock Exchange if the *Convertible Note is transferred to connected persons of PYI.*

Voting Rights
The Convertible Note does not confer any voting rights at any meetings of PYI.

Listing
No application will be made for the listing of the Convertible Note. Application will be made to the Listing Committee of the Stock Exchange *for the listing of, and permission to deal in, the Conversion Shares.*

PYI shareholding structure

The following table shows the shareholding structure of PYI immediately before and after the conversion of the Convertible Note in full assuming conversion is made at the initial conversion price of HK$4.25 per Conversion Share based on the existing Shares in issue:

	Before conversion *of the Convertible* Note in full *(approximate %)*	After conversion *of the Convertible* Note in full *(approximate %)*
Substantial shareholder	27.34	26.84
Directors	0.90	0.88
The Convertible Note holder	0	1.84
Public	71.76	70.44
	100	100

As at the date of the announcement, PYI has 1,462,363,910 Shares in issue. Assuming a principal amount of HK$116.5 million of the Convertible Note and a conversion price of HK$4,25 per Conversion Share, 27,411,764 new Conversion Shares may fall to be issued upon conversion of the Convertible Note in full. Save for share options over 74,422,000 Shares granted and outstanding pursuant to PYI's share option scheme, PYI has no outstanding convertible securities or any rights convertible into the Shares.

REASONS FOR AND BENEFITS OF THE ACQUISITION

The Group is principally engaged in the business of development and investment in port and other infrastructure projects, property investment,

treasury investment and, through its subsidiary, construction and engineering, project management and facilities management.

The Directors consider that the Acquisition will strengthen PYI's liquid bulk cargo handling capability which complements its dry bulk cargo expertise. By gaining access to the oil and gas logistics sector in Central China, the Group's commitment to developing an integrated transhipment network along the Yangtze River will be reinforced. Together with its existing port and infrastructure network in Nantong, the Acquisition will generate a synergy for the Group by developing a sea-river logistics chain, both upstream and downstream of the Yangtze River.

The Agreement was negotiated on an arm's length basis and was agreed on normal commercial terms between the parties. The Directors consider that the terms of the Acquisition are fair and reasonable and in the interest of PYI and its shareholders as a whole.

LISTING RULES REQUIREMENTS

As the percentage ratio in respect of the consideration to be paid by the Group for the Acquisition exceeds 5% but is less than 25% of the applicable five tests under Chapter 14 of the Listing Rules, the acquisition constitutes a discloseable transaction of PYI under the Listing Rules. A circular containing further details of the Acquisition will be dispatched in accordance with the Listing Rules.

DEFINITIONS

"Acquisition"	the acquisition of the Assets pursuant to the Agreement
"Agreement"	the agreement dated 12 May 2006 entered into between the Purchaser and the Vendors in relation to the Acquisition
"Assets"	the assets comprised in the Acquisition as described in the paragraph headed "Assets to be acquired" above
"Beijing Xinhua"	北京新華實業總公司 (Beijing Xinhua Industry & Commerce Corp.*), an unincorporated entity established in the PRC
"connected person"	the meaning ascribed to it under the Listing Rules
"Convertible Note"	the zero coupon, 3-year convertible note of a principal amount denominated in HK$ to be issued by PYI for payment of the consideration of RMB120 million under the Agreement
"Conversion Share(s)"	Share(s) that may be issued upon conversion of the Convertible Note
"Deposit"	the deposit money of RMB50 million (equivalent to about HK$48.5 million) to be paid as part of the consideration
"Director(s)"	the directors of PYI
"Group"	PYI and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong Special Administrative Region of the PRC
"Independent Third Party"	a party which, to the best of the Directors' knowledge, information and belief having made all reasonable enquiry, is a third party independent of PYI and the connected persons of PYI
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"LPG"	liquefied petroleum gas
"Purchaser"	湖北民生石油液化氣有限公司 (Hubei Minsheng Liquefied Petroleum Gas Limited*), a company incorporated in the PRC and an indirect wholly owned subsidiary of PYI
"Maturity Date"	the third anniversary of the date of issue of the Convertible Note
"PRC"	the People's Republic of China
"PYI"	PYI Corporation Limited
"RMB"	Renminbi, the lawful currency of the PRC
"Share(s)"	ordinary share(s) of HK$0.10 each in the issued share capital of PYI
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Wuhan Minsheng"	武漢民生石油液化氣有限公司 (Wuhan Minsheng Liquefied Petroleum Gas Company Limited*), a company incorporated in the PRC with limited liability and an Independent Third Party
"Wuhan Jinwei"	武漢經緯液化氣船務有限公司 (Wuhan Jinwei Liquefied Gas Shipping Company Limited*), a company incorporated in the PRC with limited liability and an Independent Third Party
"Wuhan Yangfan"	武漢揚帆經濟發展有限公司 (Wuhan Yangfan Economic Development Limited*), a company incorporated in the PRC with limited liability and an Independent Third Party
"Vendors"	Wuhan Minsheng and Wuhan Jinwei

* *English transliteration for identification purpose only*

For the purpose of this announcement, unless otherwise specified, the conversion of RMB into HK$ is based on the exchange rate of RMB1.03=HK$1.00.

By Order of the Board
PYI Corporation Limited
Wong Lai Kin, Elsa
Company Secretary

Hong Kong, 12 May 2006

As at the date of this announcement, the composition of the Board is as follows:

Dr. Chow Ming Kuen, Joseph : *Chairman (Independent Non-Executive)*
Mr. Lau Ko Yuen, Tom : *Deputy Chairman and Managing Director*
Dr. Chan Kwok Keung, Charles : *Non-Executive Director*
Mr. Kwok Shiu Keung, Ernest : *Independent Non-Executive Director*
Mr. Chan Shu Kin : *Independent Non-Executive Director*

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in PYI Corporation Limited (the "Company"), you should at once hand this circular, together with the enclosed form of proxy, to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale or the transfer was effected for transmission to the purchaser or the transferee.


PYI
PYI Corporation Limited

(Incorporated in Bermuda with limited liability)
(Stock code: 498)

MAJOR TRANSACTION
PROPOSED DISPOSAL OF PAUL Y. CENTRE

A notice convening a special general meeting ("SGM") of the Company to be held at Harcourt Room, 1/F Hong Kong Club, 1 Jackson Road, Central, Hong Kong, on Monday, 16 January 2006 at 4:30 p.m. is set out on pages 80 to 81 of this circular. A proxy form is also enclosed. Whether or not you intend to attend and vote at the SGM, please complete and return the enclosed proxy form in accordance with the instructions printed thereon to the Company's principal place of business in Hong Kong at 31st Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding of the SGM or any adjournment thereof. Completion and return of the proxy form will not preclude you from attending and voting in person at the SGM or any adjourned meeting should you so wish.

23 December 2005

CONTENTS

In this circular, the following expressions have the meanings set out below unless the context requires otherwise:

"associate"	the meaning ascribed to it under the Listing Rules
"Announcement"	the announcement dated 24 November 2005 made by the Company in relation to, inter alia, the Disposal
"Board"	the board of Directors
"Business Day"	a day on which banks are open for business in Hong Kong to the general public for business other than a Saturday, Sunday and any day on which a tropical cyclone warning No. 8 or above is hoisted or remains hoisted between 9:00 a.m. and 12:00 noon and is not lowered at or before 12:00 noon or on which a "black" rainstorm warning signal is hoisted or remains in effect between 9:00 a.m. and 12:00 noon and is not discontinued at or before 12:00 noon
"Capital Strategic"	Capital Strategic Investment Limited, a company incorporated in Bermuda with limited liability and the shares of which are listed on the main board of the Stock Exchange
"Company" or "PYI"	PYI Corporation Limited, a company incorporated in Bermuda with limited liability and the shares of which are listed on the main board of the Stock Exchange
"Completion"	completion of the sale and purchase of the Sale Share and the assignment of the Remaining Shareholder Loan in accordance with the terms of the S&P Agreement
"Completion Date"	the fifth Business Day following satisfaction or waiver of the conditions precedent of the S&P Agreement, or such other date as the Seller and the Purchaser may agree or to which Completion is postponed in accordance with the S&P Agreement
"Completion Statement"	a completion statement prepared in accordance with Hong Kong Financial Reporting Standards, to be agreed between the Seller and the Purchaser on or before the Completion Date
"connected person(s)"	the meaning ascribed to it under the Listing Rules
"Consideration"	the consideration to be paid by the Purchaser to the Seller for the Sale Share and the Remaining Shareholder Loan, which shall be HK$663 million subject to issuance of the Promissory Note and adjustments by reference to the Net Current Asset Value
"Cycle"	Cycle Company Limited, a company incorporated in Hong Kong with limited liability
"Director(s)"	director(s) of the Company
"Disposal"	the proposed disposal of the Sale Share and the Remaining Shareholder Loan by the Seller to the Purchaser pursuant to the S&P Agreement
"Group"	the Company and its subsidiaries
"Gunnell"	Gunnell Properties Limited, a company incorporated in the British Virgin Islands with limited liability and registered as an oversea company under Part XI of the Companies Ordinance (Cap 32 of the Laws of Hong Kong)
"HIBOR"	Hong Kong Inter Bank Offer Rate
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong

"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Independent Third Party(ies)"	person(s) who or company(ies) which, to the best of the Directors' knowledge, information and belief having made all reasonable enquiry, is/are third parties independent of the Company and its connected persons
"ITC"	ITC Corporation Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the Stock Exchange, and beneficially owned approximately 39.8% of the Company as at the Latest Practicable Date
"Latest Practicable Date"	20 December 2005, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein
"Lehman Brothers"	a special purpose vehicle established by Lehman Brothers Holdings Inc., a global investment bank listed on the New York Stock Exchange
"Letting Agreements"	any lettings, tenancies, leases or licences in respect of the Property
"Linkport"	Linkport Holdings Limited, a company incorporated in the British Virgin Islands with limited liability and the holding company of Cycle and Gunnell
"Linkport Group"	Linkport, Cycle and Gunnell
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Longstop Date"	24 February 2006 or such later date as the Seller and the Purchaser may agree in writing
"Model Code"	the Model Code for Securities Transactions by Directors of Listed Issuers in Appendix 10 to the Listing Rules
"Net Current Asset Value"	the aggregate of rental receivables in respect of the Property owing to a member of the Linkport Group which are, as at the Completion Date, less than 90 days outstanding, prepayments to utility companies and/or in respect of insurance premium, government rent and rates for the Property made by a member of the Linkport Group as at the Completion Date and all cash at bank owned by each member of the Linkport Group as at the Completion Date less the aggregate of all liabilities and provisions of Linkport and the Subsidiaries (including, without limitation, rental deposits held by the Subsidiaries in respect of the Tenancies) as at the Completion Date (but excluding the Shareholder Loan, any amount due to the mortgagee of the Property and deferred tax liabilities), in each case, as shown in the Completion Statement
"Net Rental"	the total amount of all rentals, licence fees and any other money payable by any lessees, tenants, licensees or occupiers to the Subsidiaries as landlord, licensor or otherwise under the Letting Agreements, exclusive of any rates, government rents, management or maintenance fees and other charges or outgoings, for the whole term of the Letting Agreements
"Paul Y. Engineering"	Paul Y. Engineering Group Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the main board of the Stock Exchange, and a 64.8% owned subsidiary of the Company as at the Latest Practicable Date

"PRC"	the People's Republic of China
"Promissory Note"	the promissory note of a face value of HK$117 million to be issued by the Subsidiaries to the Seller on Completion
"Property"	all that piece or parcel of ground registered in the Land Registry as Kwun Tong Inland Lot No. 734 together with the messuages and buildings thereon now known as Paul Y. Centre, No. 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong
"Purchaser"	Gain Resources Limited, a company incorporated in the British Virgin Islands and effectively owned as to 50% by Lehman Brothers, as to 25% by Capital Strategic and as to 25% by Paul Y. Engineering
"Remaining Shareholder Loan"	the balance of the Shareholder Loan immediately before Completion less HK$117 million (to be settled by the Promissory Note)
"Rental Guarantee"	the rental guarantee to be entered into by the Seller in favour of the Subsidiaries and the Purchaser upon Completion under which the Seller guarantees the rental income of the Property and is to receive a share in certain excess rental
"Sale Share"	1 share of US$1.00 in the issued share capital of Linkport, representing the entire issued share capital of Linkport
"Seller"	PYI Properties Group Limited (formerly known as Paul Y. Properties Group Limited), a company incorporated in the British Virgin Islands with limited liability and wholly-owned by the Company
"Senior Loan"	the loan not exceeding HK$546 million to be arranged by the Purchaser to finance the acquisition by the Purchaser under the S&P Agreement and from time to time and for the time being outstanding
"Senior Financier"	the lender of the Senior Loan, who, as at the Latest Practicable Date, was intended to be Lehman Brothers Pan Asian Investments Limited or any of its affiliates
"Senior Financing Documents"	the loan agreement and/or facility letter in relation to the Senior Loan
"SFO"	Securities and Futures Ordinance (Cap 571 of the Laws of Hong Kong)
"SGM"	the special general meeting of the Company to be convened to approve the S&P Agreement and the transactions contemplated thereunder
"Share(s)"	existing ordinary share(s) of HK$0.10 each in the share capital of the Company
"Shareholder(s)"	holder(s) of the Share(s)
"Shareholder Loan"	the loan owing by the Company and/or the Subsidiaries to the Seller on Completion, the outstanding amount of which as at the Latest Practicable Date was approximately HK$405 million
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

"Subsidiaries"	Cycle and Gunnell
"S&P Agreement"	the conditional agreement dated 23 November 2005 entered into between the Seller and the Purchaser in relation to the Disposal
"Tenancies"	the tenancies and, as the context may permit or require, any one or more of such tenancies and such other tenancies with a term (including any option to renew) not exceeding 3 years and at prevailing market rent as the Subsidiaries may enter into after the date of the S&P Agreement in accordance with the terms thereof
"Valuer"	RHL Appraisal Ltd., an independent professional valuer
"%"	per cent



PYI Corporation Limited

(Incorporated in Bermuda with limited liability)
(Stock code: 498)

Independent Non-executive Directors:
Chow Ming Kuen, Joseph OBE, JP *(Chairman)*
Kwok Shiu Keung, Ernest
Chan Shu Kin

Executive Director:
Tom Ko Yuen Lau *(Deputy Chairman & Managing Director)*

Non-executive Director:
Chan Kwok Keung, Charles

Registered office:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Principal place of business in Hong Kong:
31st Floor, Paul Y. Centre
51 Hung To Road
Kwun Tong
Kowloon
Hong Kong

23 December 2005

To the Shareholders

Dear Sir or Madam,

MAJOR TRANSACTION
PROPOSED DISPOSAL OF PAUL Y. CENTRE

INTRODUCTION

By the Announcement the Board announced that on 23 November 2005, PYI entered into a conditional agreement for the disposal of its 100% interest in Paul Y. Centre (through disposing 100% of the subsidiaries owning Paul Y. Centre) at an agreed gross value of HK$780 million. The Disposal constitutes a major transaction of PYI and is subject to Shareholders' approval at a special general meeting to be convened. The purpose of this circular is to provide you with details of the Disposal and to give you notice of the SGM.

THE S&P AGREEMENT

Date

23 November 2005

Parties

Seller: PYI Properties Group Limited, a company incorporated in the British Virgin Islands and a wholly-owned subsidiary of the Company.

Purchaser: Gain Resources Limited, a company incorporated in the British Virgin Islands and owned as to 50% by Lehman Brothers and as to 50% by a joint venture owned by Capital Strategic and Paul Y. Engineering on a 50:50 basis, which to the best of the Directors' knowledge, information and belief, is an investment holding company.

To the best of the Directors' knowledge, information and belief having made all reasonable enquiries, save and except for the fact that Paul Y. Engineering holds an indirect, effective 25% interest in the Purchaser and ITC holds approximately 8.4% interest in Capital Strategic, each of the Purchaser, its ultimate shareholders (being Lehman Brothers and Capital Strategic) and their respective associates are Independent Third Parties.

Assets to be disposed

(i) The Sale Share, being 1 share of US$1.00 each in the capital of Linkport, representing the entire issued share capital of Linkport; and

(ii) the Remaining Shareholder Loan, being all the shareholder's loan due by Linkport and/or the Subsidiaries to the Seller on Completion, other than the principal in the aggregate amount of HK$117 million due by the Subsidiaries which will be settled by the issue of the Promissory Note. As at the Latest Practicable Date, the Shareholder Loan amounted to approximately HK$405 million.

The Consideration

The aggregate consideration for the Sale Share and the Remaining Shareholder Loan shall be HK$663 million, to be settled by cash, subject to adjustments by reference to the Net Current Asset Value and issuance of the Promissory Note as described below. The Consideration was arrived at after arm's length negotiation between the Seller and the Purchaser and represents an agreed value of the Property at HK$780 million less a deferred payment of HK$117 million to be settled by the Promissory Note. The agreed value of the Property is derived from a yield rate of approximately 6.28% based on the rental income of the Property of approximately HK$49 million for the year ended 31 March 2005. The rental income of the Property for the year ended 31 March 2004 was approximately HK$48 million and based on such rental income, the yield rate would be approximately 6.15%.

The Consideration is subject to the following adjustments upon agreement or determination of the Completion Statement:

(a) there shall be added to the Consideration the amount (if any) by which the Net Current Asset Value is more than nil; and

(b) there shall be deducted from the Consideration the amount (if any) by which the Net Current Asset Value is less than nil.

The Consideration is payable by the Purchaser to the Seller in the following manner:

(i) a deposit of HK$78 million has been paid by the Purchaser to the Seller's solicitors as escrow agent upon signing of the S&P Agreement;

(ii) the balance of HK$585 million (subject to adjustment) shall be payable on Completion in cash.

Conditions precedent

Completion shall be conditional upon the following conditions being satisfied or waived:

(a) the passing by the Shareholders of resolutions necessary for the approval of the transactions contemplated by the S&P Agreement on or before the Longstop Date;

(b) the obtaining of all approvals required by and the compliance of all the requirements imposed by the Stock Exchange and the Securities and Futures Commission for implementation and execution of the transaction contemplated by the S&P Agreement under the Listing Rules by the Company and all the relevant parties (including Paul Y. Engineering, if required) on or before the Longstop Date;

(c) the Seller having proved that the Subsidiaries have a good and marketable title to the Property (in accordance with the provisions of section 13 of the Conveyancing and Property Ordinance) on or before the Longstop Date;

(d) the obtaining of all approvals (including shareholders' approval) required by and the compliance of all the requirements imposed by the Stock Exchange under the Listing Rules and the Securities and Futures Commission or requirements imposed by any other stock exchange or regulatory body to which any direct or indirect shareholders of the Purchaser are subject for implementation and execution of the transaction contemplated by the S&P Agreement by the Purchaser on or before the Longstop Date; and

(e) the investment committee of Lehman Brothers giving its written approval to the transaction contemplated by the S&P Agreement on or before 16 December 2005.

The Purchaser may at any time in writing waive the conditions (c), (d) and/or (e) and the Seller may waive the condition (b). Neither the Purchaser nor the Seller may waive condition (a).

If any of the conditions (a) to (d) (which has not previously been waived by the Purchaser or, as the case may be, the Seller) has not been satisfied on or before 5 p.m. on the Longstop Date then the Purchaser or, as the case may be, the Seller may at its option (but without prejudice to any other right or remedy they may have) by notice to the other party:

(a) postpone the date by which the conditions should have been satisfied or waived to a later date (being a Business Day) falling not more than 10 Business Days after the Longstop Date; or

(b) notwithstanding any postponement granted by the other party under paragraph (a), terminate the S&P Agreement.

If condition (e) has not been satisfied on or before 16 December 2005 (or such other date as the parties may agree in writing), then the S&P Agreement will terminate. Condition (e) has been satisfied on 21 November 2005.

Completion

Subject to the satisfaction (or, as the case may be, waiver) of the conditions referred to above, Completion shall take place on the Completion Date.

THE PROMISSORY NOTE

It is a term of the Disposal that the Seller accepts a deferred payment of part of the agreed gross value of the Property in the sum of HK$117 million, being an amount now owing by the Subsidiaries to the Seller. On Completion, the Subsidiaries shall execute in favour of the Seller the Promissory Note whereby the Subsidiaries will jointly and severally promise to repay to the Seller the said sum of HK$117 million in accordance with the terms and conditions thereof.

Principal terms of the Promissory Note are as follows:

Principal sum: HK$117 million

Maturity Date: One lump-sum payment on a date falling 36 months of the date of issue of the Promissory Note ("Repayment Date")

The Subsidiaries may by notice in writing to the Seller given no later than one month prior to the Repayment Date extend the date for repayment of the principal sum to a date falling 48 months of the date of issue of the Promissory Note provided that the Subsidiaries shall pay to the Seller a fee equivalent to 0.5% of the principal sum (or such higher amount as is applicable to the Senior Loan) for such extension.

The Subsidiaries may by notice in writing to the Seller further extend the date for repayment of the principal sum to a date falling 60 months of the date of issue of the Promissory Note provided that the Subsidiaries shall pay to the Seller a further fee equivalent to 1% of the principal sum (or such higher amount as is applicable to the Senior Loan).

Interest: 0.75% above HIBOR, payable quarterly in arrears

Security: the Promissory Note will be secured by the following:

(i) the joint and several guarantee to be executed by Linkport and the Purchaser;

(ii) the second share mortgage in respect of the shares in Linkport and the second assignment of shareholder's loans due by Linkport to be executed by the Purchaser (subject only to a first share mortgage and first assignment in favour of the Senior Financier);

(iii) the second share mortgage in respect of the shares in the Subsidiaries and the second assignment of shareholder's loans due by the Subsidiaries to be executed by Linkport (subject only to a first share mortgage and first assignment in favour of the Senior Financier); and

(iv) the subordination agreement to be executed by each of the Purchaser, Linkport and the Subsidiaries

Other terms:

(a) all amounts payable under the Promissory Note will become immediately due and payable if, inter alia:

(i) the Purchaser ceases to be wholly and beneficially owned by its current ultimate shareholders or any one or more of them or if there shall be any change in immediate beneficial ownership of the Subsidiaries or Linkport; or

(ii) at any time after 15 months from the date of the Promissory Note, the rental income in respect of the Property for any consecutive 6 months period falls below 110% of the aggregate interest and other expenses payable under the Senior Financing Documents and the Promissory Note over the corresponding period and is not corrected or remedied within 5 Business Days.

(b) the Subsidiaries shall not dispose the Property unless the balance of the sale proceeds after repayment of the Senior Loan and interest thereon shall be sufficient to repay the outstanding sums due under the Promissory Note.

The Directors, having considered all the terms of the Disposal and all other relevant factors, including the market conditions and probable fluctuations in property prices, are of the view that as a matter of commercial reality, the terms of the Disposal are fair and reasonable. The Directors therefore believe that the terms of the Promissory Note, being part and parcel of the Disposal, are fair and reasonable and in the interests of the Shareholders as a whole.

THE RENTAL GUARANTEE

It is a term of the Disposal that the Seller provides a rental guarantee in respect of the Property. The Directors consider that it is not unusual for a seller of a commercial property to provide rental guarantee to a purchaser. On Completion, the Seller shall enter into the Rental Guarantee in favour of the Subsidiaries and the Purchaser, pursuant to which the Seller shall (i) guarantee that the Net Rental for each of the three years commencing from the Completion Date ("Guaranteed Period") shall not be less than HK$48 million; (ii) pay to the Subsidiaries as owners the usual monthly management fees (excluding any air-conditioning charges attributable to such part or parts of the Vacant Units (as defined below) in respect of which the Subsidiaries are capable of suspending the supply of air-conditioning), Government rent and rates payable in respect of any lettable parts of the Property not subject to the Letting Agreements and becoming vacant or unoccupied for more than 14 days within the Guaranteed Period ("Vacant Units"). Under the terms of the Rental Guarantee, the Seller shall in return be entitled to receive 30% of the amount which the Net Rental for each of the three years of the Guaranteed Period actually received exceeds HK$48 million. The Rental Guarantee shall be cancelled and of no further force and effect upon any disposal of the Property or any part thereof by the Subsidiaries or their mortgagee(s), except where the Seller has in writing agreed to such disposal.

As disclosed in the Circular, the agreed value of the Property was derived from a yield rate of approximately 6.28% based on the rental income of the Property of approximately HK$49 million for the year ended 31 March 2005. The Directors believe that, based on the rental income of the Property in the previous financial years, the rental income guaranteed under the Rental Guarantee is achievable. Further, under the Rental Guarantee, the Seller shall in return be entitled to receive 30% of the excess of the rental income guaranteed. Having considered all the terms of the Rental Guarantee, including the Group's possible gain and potential liability involved, and they being part and parcel of the Disposal and all other relevant factors, including the market conditions and probable fluctuations in property prices, the Directors believe that the terms of the Rental Guarantee, being part and parcel of the Disposal, are fair and reasonable and in the interests of the Shareholders as a whole.

INFORMATION OF THE SELLER AND THE LINKPORT GROUP

The Seller, a wholly-owned subsidiary of the Company, is a company incorporated in the British Virgin Islands and is principally engaged in investment holding. Linkport is a company incorporated in the British Virgin Islands, which in turn holds the entire issued share capital of and in Gunnell and all the issued voting shares of and in Cycle.

Cycle is a company incorporated in Hong Kong and Gunnell is a company incorporated in the British Virgin Islands and registered as an oversea company under Part XI of the Companies Ordinance (Cap 32 of the Laws of Hong Kong). Cycle and Gunnell are the legal and beneficial owners as tenants-in-common of the Property.

The Property has a total gross floor area of approximately 377,000 square feet and is a 29-storey industrial/office building including 6-storey car parking floors. RHL Appraisal Ltd., an independent valuer, has valued the Property at HK$772 million as at 15 November 2005. The occupancy rate of the Property is approximately 94% for the year ended 31 March 2004 and 97% for the year ended 31 March 2005. For further details, please refer to the valuation report of RHL Appraisal Ltd. as set out in Appendix II.

The unaudited consolidated net profits before and after taxation of the Linkport Group for the year ended 31 March 2005 were both approximately HK$3 million, and the unaudited consolidated net profits before and after taxation of the Linkport Group for the year ended 31 March 2004 were approximately HK$4 million and HK$3 million respectively.

INFORMATION OF THE GROUP

The Group is principally engaged in the business of the development and investment in port and other infrastructure projects, property investment, treasury investment and, through its subsidiary, Paul Y. Engineering, building construction, civil engineering, project management and facilities management.

FINANCIAL EFFECT OF THE DISPOSAL

The Group would expect to have a gain on the Disposal of approximately HK$123 million (of which approximately HK$80 million (net of deferred taxation) arising from the revaluation of the Property as at 30 September 2005 has been taken into account in the unaudited consolidated income statement of the Group for the six months ended 30 September 2005) based on the unaudited consolidated net asset value of Linkport (without taking into account bank mortgage loans and the Shareholder Loan) of approximately HK$638 million as at 31 March 2005 and after expenses of approximately HK$7 million.

REASONS FOR THE DISPOSAL AND PROCEEDS FROM THE DISPOSAL

The Disposal is in line with the Group's business strategy to focus on port and infrastructure development in the PRC. The Company considers it an optimal time now to raise financial resources to support its alternative investment opportunities in the port and infrastructure business in the PRC. It also represents a good opportunity for the Company to realize its investment at a reasonable price. The net proceeds from the Disposal will be used for future port and infrastructure investment of the Group.

The terms of the S&P Agreement and the transactions contemplated therein (including the deferred payment by way of the Promissory Note and the entering into of the Rental Guarantee) were arrived at after arm's length negotiations between the Seller and the Purchaser and on normal commercial terms. The Directors, having considered all the terms of the Disposal and all other relevant factors, including the market conditions and probable fluctuations in property prices, are of the view that as a matter of commercial reality, the terms of the Disposal are fair and reasonable. In the circumstances, the Directors consider that the S&P Agreement and the transactions contemplated therein (including the deferred payment by way of the Promissory Note and the entering into of the Rental Guarantee) are in the interest of the Company, and the terms of the S&P Agreement and the transactions contemplated therein (including the deferred payment by way of the Promissory Note and the entering into of the Rental Guarantee) are fair and reasonable so far as the Shareholders are concerned. Subsequent to the Disposal, Linkport will cease to be a subsidiary of the Company and the Group would continue to be engaged in its existing principal business as described above.

GENERAL

As the Consideration represents more than 25% but less than 75% of the applicable percentage ratios, the Disposal constitutes a major transaction for the Company under the Listing Rules. Accordingly, the S&P Agreement and the transactions contemplated therein (including the deferred payment by way of the Promissory Note and the entering into of the Rental Guarantee) are subject to approval by the Shareholders at the SGM. No shareholder is required to abstain from voting in respect of the ordinary resolution to approve the Disposal at the SGM.

Special General Meeting

The SGM will be convened for the purpose of considering and if thought fit approving, among other matters (if any), the Disposal and all transactions contemplated under the S&P Agreement (including the deferred payment by way of the Promissory Note and the entering into of the Rental Guarantee).

An announcement will be made by the Company on the Business Day immediately following the conclusion of the SGM to inform the Shareholders and the public of the results of the SGM.

Set out on pages 80 to 81 is a notice convening the SGM to be held at Harcourt Room, 1/F Hong Kong Club, 1 Jackson Road, Central, Hong Kong on Monday, 16 January 2006 at 4:30 p.m.

A proxy form is also enclosed. Whether or not you intend to attend and vote at the SGM, please complete and return the enclosed proxy form in accordance with the instructions printed thereon to the Company's principal place of business in Hong Kong at 31st Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding of the SGM or any adjournment thereof. Completion and return of the proxy form will not preclude you from attending and voting in person at the SGM or any adjourned meeting should you so wish.

PROCEDURES ON DEMANDING A POLL

Under bye-law 66 of the bye-laws of the Company, a resolution put to the vote of a general meeting shall be decided by poll if a poll is demanded:

(i) by the chairman of the meeting; or;

(ii) by at least three Shareholders present or, in the case of a Shareholder being a corporation, by its duly authorised representative or by proxy for the time being entitled to vote at the meeting; or

(iii) by a Shareholder or Shareholders present in person or, in the case of a Shareholder being a corporation, by its duly authorised representative or by proxy and representing not less than one-tenth of the total voting rights of all Shareholders having the right to vote at the meeting; or

(iv) by a Shareholder or Shareholders present in person or, in the case of a Shareholder being a corporation, by its duly authorised representative or by proxy and holding Shares conferring a right to vote at the meeting being Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the Shares conferring that right; or

(v) if required by the rules of the Designated Stock Exchange by any Director or Directors who, individually or collectively, hold proxies in respect of Shares representing five per cent. (5%) or more of the total voting rights at such meeting, and if on a show of hand a meeting votes in the opposite manner to that instructed in those proxies, provided that if it is approved from the total proxies held that a vote taken on a poll shall not reverse the vote taken on a show of hands, then the Director or Directors shall not be required to demand a poll.

A demand for poll must be made before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll.

RECOMMENDATION

The Board is of the opinion that the terms of the Disposal are fair and reasonable and the Disposal is in the best interest of the Company and the Shareholders as a whole. Accordingly, the Board recommends the Shareholders to vote in favour of the ordinary resolution to be proposed at the SGM to approve the Disposal.

ADDITIONAL INFORMATION

Your attention is also drawn to the additional information contained in the appendices to this circular.

Yours faithfully,
For and on behalf of the Board
PYI Corporation Limited
Tom Ko Yuen Lau
Deputy Chairman and Managing Director

1. FINANCIAL SUMMARY

The following is a summary of the published audited consolidated results of the Group for each of the three years ended 31 March 2005 and the audited assets and liabilities of the Group as at 31 March 2003, 31 March 2004 and 31 March 2005 (as extracted from the Financial Summary of the Company's annual report for the year ended 31 March 2005), and the unaudited consolidated results of the Group for the six months ended 30 September 2004 and 30 September 2005 and the unaudited assets and liabilities of the Group as at 30 September 2004 and 30 September 2005 (as extracted from the Company's interim reports for the six months ended 30 September 2004 and 30 September 2005):

	Year ended 31 March			Six months ended 30 September	
	2003	**2004**	**2005**	**2004**	**2005**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Turnover	3,636,182	3,382,466	3,588,015	1,678,883	1,791,511
(Loss) profit before taxation	(316,718)	208,566	533,684	47,359	174,562
Taxation	(37,809)	(45,678)	(11,812)	(8,827)	(9,421)
(Loss) profit after taxation	(354,527)	162,888	521,872	38,532	165,141
Minority interests	498	739	985	(388)	(15,861)
(Loss) profit for the year	(354,029)	163,627	522,857	38,144	149,280

	At 31 March			At 30 September	
	2003	**2004**	**2005**	**2004**	**2005**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Total assets	4,873,156	4,862,328	7,111,316	6,317,612	5,897,178
Total liabilities	(2,199,065)	(2,081,008)	(3,395,658)	(3,185,660)	(2,983,640)
Minority interests	(15,560)	(10,448)	(535,895)	(374,065)	(540,071)
Shareholders' funds	2,658,531	2,770,872	3,179,763	2,757,887	2,373,467

2. AUDITED FINANCIAL STATEMENTS

The following is the audited consolidated income statement of the Group for each of the two years ended 31 March 2005 and the audited consolidated balance sheet of the Group as at 31 March 2004 and 2005 together with the relevant notes ("Financial Statements"), as extracted from the Company's annual report for the year ended 31 March 2005.

CONSOLIDATED INCOME STATEMENT

For the year ended 31st March, 2005

	Notes	**2005** *HK$'000*	**2004** *HK$'000*
Turnover		3,588,015	3,382,466
Cost of sales		(3,363,119)	(3,284,544)
Gross profit		224,896	97,922
Other operating income	5	52,519	41,228
Administrative expenses		(165,332)	(123,705)
Deficit arising on revaluation of investment properties		–	(14,000)
Gain (loss) on disposal of investment properties		1,129	(2,152)
Other operating expenses	6	(59,574)	(76,539)
Profit (loss) from operations	7	53,638	(77,246)
Finance costs	8	(6,266)	(9,829)
Gain on partial disposal of subsidiaries		67,968	–
Gain on disposal and dilution of interests in associates	18(a)	519,873	152,863
Impairment loss on interest in an associate	18(b)	(182,087)	–
Share of results of associates		79,660	133,704
Share of results of jointly controlled entities		898	9,074
Profit before taxation		533,684	208,566
Taxation	10	(11,812)	(45,678)
Profit before minority interests		521,872	162,888
Minority interests		985	739
Profit for the year		522,857	163,627
Dividends	11	998,226	348,290
Earnings per share	12		
Basic		HK$0.386	HK$0.146
Diluted		HK$0.385	HK$0.142

CONSOLIDATED BALANCE SHEET
As at 31st March, 2005

	Notes	2005 HK$'000	2004 HK$'000
NON-CURRENT ASSETS			
Property, plant and equipment	13	372,044	417,633
Investment properties	14	455,000	515,000
Project under development	15	1,806,466	–
Goodwill	16	61,646	13,831
Interests in associates	18	382,146	1,426,708
Interests in jointly controlled entities	19	9,544	14,817
Other long term investments	20	15,481	15,481
Investments in securities	21	1,778	1,481
Loans receivable - due after one year	22	1,508	50,000
Amounts due from related companies – due after one year	25	779	–
Deferred tax assets	32	1,680	2,714
		3,108,072	2,457,665
CURRENT ASSETS			
Amounts due from customers for contract works	23	185,188	273,210
Properties held for sale		91,278	–
Debtors, deposits and prepayments	24	1,586,246	1,212,340
Amounts due from related companies – due within one year	25	346,102	238,770
Amounts due from associates	26	168,683	178,668
Loans receivable – due within one year	22	190,401	196,215
Investments in securities	21	173,284	39,374
Taxation recoverable		7,506	15,831
Short term bank deposits		1,044,337	24,824
Bank balances and cash		210,219	225,431
		4,003,244	2,404,663
CURRENT LIABILITIES			
Amounts due to customers for contract works	23	435,198	456,140
Creditors and accrued expenses	27	1,074,468	856,298
Amounts due to associates	26	2,804	96,273
Amounts due to jointly controlled entities	26	20,766	55,584
Amount due to a minority shareholder	28	104,833	–
Taxation payable		1,882	1,056
Bank borrowings – due within one year	29	289,960	44,048
		1,929,911	1,509,399
NET CURRENT ASSETS		2,073,333	895,264
TOTAL ASSETS LESS CURRENT LIABILITIES		5,181,405	3,352,929

	Notes	2005 HK$'000	2004 HK$'000
NON-CURRENT LIABILITIES			
Loan from a minority shareholder	30	241,000	–
Bank borrowings – due after one year	29	300,000	517,000
Provision for long service payments	31	1,727	1,727
Deferred tax liabilities	32	923,020	52,882
		1,465,747	571,609
MINORITY INTERESTS		535,895	10,448
NET ASSETS		3,179,763	2,770,872
CAPITAL AND RESERVES			
Share capital	33	136,920	134,525
Reserves		3,042,843	2,636,347
SHAREHOLDERS' FUNDS		3,179,763	2,770,872

BALANCE SHEET
As at 31st March, 2005

	Notes	2005 HK$'000	2004 HK$'000
NON-CURRENT ASSET			
Interests in subsidiaries	17	2,491,449	3,036,455
CURRENT ASSETS			
Deposits and prepayments		216	940
Loan to a subsidiary – due within one year	17	–	71,000
Short term bank deposits		749,579	–
Bank balances		29	75
		749,824	72,015
CURRENT LIABILITIES			
Creditors and accrued expenses		1,587	740
Amount due to a subsidiary		147,773	–
Bank borrowings	29	–	1,992
		149,360	2,732
NET CURRENT ASSETS		600,464	69,283
NET ASSETS		3,091,913	3,105,738
CAPITAL AND RESERVES			
Share capital	33	136,920	134,525
Reserves	35	2,954,993	2,971,213
SHAREHOLDERS' FUNDS		3,091,913	3,105,738

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended 31st March, 2005

	Share capital	Share premium	Special reserve	Capital reserve	Other reserve	Translation reserve	Accumulated (losses) profits	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
At 1st April, 2003	106,302	212,031	124,933	2,480,000	–	(9,704)	(255,031)	2,658,531
Exchange differences arising from translation of overseas operations	–	–	–	–	–	142,847	–	142,847
Share of reserves of an associate	–	–	–	–	6,733	1,150	–	7,883
Net gain not recognised in consolidated income statement	–	–	–	–	6,733	143,997	–	150,730
Issue of shares under scrip dividend scheme	27,258	(27,258)	–	–	–	–	–	–
Credit arising on scrip dividends	–	–	–	–	–	–	184,409	184,409
Exercise of warrants	965	2,895	–	–	–	–	–	3,860
Share issue expenses	–	(298)	–	–	–	–	–	(298)
Realised on disposal and dilution of interests in associates	–	–	–	–	(212)	(50,937)	–	(51,149)
Profit for the year	–	–	–	–	–	–	163,627	163,627
Dividends paid	–	–	–	–	–	–	(338,838)	(338,838)
At 31st March, 2004	134,525	187,370	124,933	2,480,000	6,521	83,356	(245,833)	2,770,872
Exchange differences arising from translation of overseas operations	–	–	–	–	–	14	–	14
Share of reserves of associates	–	–	–	–	(6,521)	11,631	–	5,110
Net (loss) gain not recognised in consolidated income statement	–	–	–	–	(6,521)	11,645	–	5,124
Issue of shares under scrip dividend scheme	2,395	(2,395)	–	–	–	–	–	–
Credit arising on scrip dividends	–	–	–	–	–	–	17,591	17,591
Share issue expenses	–	(164)	–	–	–	–	–	(164)
Realised on partial disposal of subsidiaries	–	–	(238)	–	–	505	–	267
Realised on disposal and dilution of interests in associates	–	–	–	–	–	(96,067)	–	(96,067)
Profit for the year	–	–	–	–	–	–	522,857	522,857
Dividends paid	–	–	–	–	–	–	(40,717)	(40,717)
At 31st March, 2005	136,920	184,811	124,695	2,480,000	–	(561)	253,898	3,179,763

The accumulated profits of the Group include accumulated losses of approximately HK$120,401,000 (2004: accumulated profits of HK$123,577,000) and accumulated profits of approximately HK$13,720,000 (2004: HK$12,821,000) retained by the associates and jointly controlled entities of the Group, respectively.

The special reserve of the Group represents the difference between the nominal amount of the share capital and share premium of the subsidiaries at the date on which they were acquired by the Group and the nominal amount of the share capital issued as consideration for the acquisition.

The capital reserve of the Group represents the credit arising from the cancellation of share premium upon capital reorganisation of the Company, details of which are set out in note 35.

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31st March, 2005

	2005 HK$'000	2004 HK$'000
OPERATING ACTIVITIES		
Profit (loss) from operations	53,638	(77,246)
Adjustments for:		
Amortisation of goodwill	3,371	2,305
Impairment loss on property interests	–	1,496
Depreciation and amortisation of property, plant and equipment	50,439	71,666
Gain on disposal of property, plant and equipment	(917)	(3,312)
(Gain) loss on disposal of investment properties	(1,129)	2,152
Deficit arising on revaluation of investment properties	–	14,000
Impairment loss on properties held for sale	3,000	–
Impairment loss on goodwill	9,554	–
Impairment loss on listed investment securities	92	2,142
Net unrealised holding loss (gain) on listed other investments	6,424	(36)
Loss on option agreement	–	52,871
Gain on disposal of listed other investments	–	(3,892)
Allowance for amounts due from associates	40,504	21,526
Interest income	(52,236)	(37,300)
Operating cash flows before movements in working capital	112,740	46,372
Decrease (increase) in amounts due from (to) customers for contract works, net of attributable interest expenses and depreciation and amortisation	71,323	(101,929)
Increase in properties held for sale	(11,578)	–
Decrease (increase) in debtors, deposits and prepayments	83,754	(22,096)
Increase in other investments	(140,334)	–
Decrease in amounts due from related companies	–	10,801
(Increase) decrease in amounts due from associates	(14,195)	20,667
(Decrease) increase in creditors and accrued expenses	(94,204)	8,351
Decrease in amounts due to associates	(93,469)	(23,092)
Cash used in operations	(85,963)	(60,926)
Hong Kong Profits Tax paid	(680)	(11,822)
Hong Kong Profits Tax refunded	8,543	–
Overseas tax paid	(4,166)	(4,487)
NET CASH USED IN OPERATING ACTIVITIES	(82,266)	(77,235)

	Notes	**2005** *HK$'000*	**2004** *HK$'000*
INVESTING ACTIVITIES			
Proceeds from disposal of interests in associates		1,073,643	573,107
Proceeds from disposal of investment properties		61,129	47,056
Proceeds from disposal of property, plant and equipment		6,548	30,798
Proceeds from disposal of other investments		–	23,599
Repayment of loans receivable		51,325	69,128
Repayment from an associate		–	4,000
Repayment from related companies		87,879	38,439
Repayment from a jointly controlled entity		2,000	3,000
Loans advanced to related companies		(17,649)	(86,881)
Amounts advanced to associates		–	(68,681)
Additions to investments in securities		–	(40,021)
Additions to property, plant and equipment		(12,155)	(9,859)
Additions to project under development		(74,881)	–
Additions to loans receivable		(167,261)	(13,500)
Acquisition of subsidiaries, net of cash and cash equivalents acquired	36	(443,908)	(57,343)
Acquisition of interests in associates		(1,562)	(96,559)
Proceeds from of partial disposal of subsidiaries		152,366	–
Dividend received from associates		40,560	52,648
Dividend received from a jointly controlled entity		4,000	–
Interest received		52,236	26,895
NET CASH FROM INVESTING ACTIVITIES		814,270	495,826
FINANCING ACTIVITIES			
Repayment of bank borrowings		(59,299)	(215,493)
Dividend paid		(23,126)	(154,429)
Interest paid		(10,432)	(14,883)
Amount repaid to a jointly controlled entity		(34,818)	(13,759)
Loan repaid to minority shareholders		(400)	(4,373)
Acquisition of remaining minority interest in a subsidiary		(400)	–
Share issue expenses		(164)	(298)
Proceeds from issue of shares on exercise of warrants		–	3,860
New bank borrowings raised		70,000	–
Loan advanced from a minority shareholder		341,000	–
NET CASH FROM (USED IN) FINANCING ACTIVITIES		282,361	(399,375)
NET INCREASE IN CASH AND CASH EQUIVALENTS		1,014,365	19,216
CASH AND CASH EQUIVALENTS BROUGHT FORWARD		233,207	213,991
CASH AND CASH EQUIVALENTS CARRIED FORWARD		1,247,572	233,207
ANALYSIS OF THE BALANCES OF CASH AND CASH EQUIVALENTS			
Short term bank deposits		1,044,337	24,824
Bank balances and cash		210,219	225,431
Bank overdrafts		(6,984)	(17,048)
		1,247,572	233,207

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31st March, 2005

1. GENERAL

The Company is an exempted company incorporated in Bermuda with limited liability. Its shares are listed on The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange").

The Company is an investment holding company. The activities of its principal subsidiaries, associates and jointly controlled entities are set out in note 44.

In October 2004, ITC Corporation Limited ("ITC"), the Company's former ultimate holding company which is incorporated in Bermuda with its securities listed on the Hong Kong Stock Exchange, has disposed of certain of its equity interest in the Company and became a substantial shareholder of the Company. Details of the disposal are contained in the joint announcement of the Company and ITC dated 19th October, 2004.

2. POTENTIAL IMPACT ARISING FROM THE RECENTLY ISSUED ACCOUNTING STANDARDS

In 2004, the Hong Kong Institute of Certified Public Accountants (the "HKICPA") issued a number of new or revised Hong Kong Accounting Standards and Hong Kong Financial Reporting Standards (herein collectively referred to as "new HKFRSs") which are effective for accounting periods beginning on or after 1st January, 2005. The Group has not early adopted these new HKFRSs in the financial statements for the year ended 31st March, 2005.

HKFRS 3 "Business Combinations" is applicable to business combinations for which the agreement date is on or after 1st January, 2005. The Group has not entered into any business combination for which the agreement date is on or after 1st January, 2005. Therefore, HKFRS 3 did not have any impact on the Group for the year ended 31st March, 2005.

The Group has commenced considering the potential impact of these new HKFRSs but is not yet in a position to determine whether these new HKFRSs would have a significant impact on how its results of operations and financial position are prepared and presented. These new HKFRSs may result in changes in the future as to how the results and financial position are prepared and presented.

3. SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared under the historical cost convention, as modified for the revaluation of investment properties and investments in certain securities, and in accordance with accounting principles generally accepted in Hong Kong. The principal accounting policies adopted are as follows:

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 31st March each year.

The results of subsidiaries, associates and jointly controlled entities acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant intercompany transactions and balances within the Group are eliminated on consolidation.

Property, plant and equipment

Property, plant and equipment are stated at cost less depreciation, amortisation and any identified impairment loss.

The cost of leasehold land is amortised over the remaining period of the relevant leases using the straight line method.

The cost of buildings is depreciated over the remaining period of the relevant leases or fifty years, whichever is shorter, using the straight line method.

Depreciation is provided to write off the cost of other assets over their estimated useful lives, using the straight line method, at the following rates per annum:

Plant and machinery	10%
Motor vehicles and vessels	10% - 20%
Furniture and fixtures	20%
Computer equipment	33 1/3%

The gain or loss arising from disposal or retirement of an asset is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognised in the income statement.

Investment properties

Investment properties are completed properties which are held for their investment potential, any rental income being negotiated at arm's length. Investment properties are stated at their open market values at the balance sheet date. No depreciation is provided on investment properties except where the unexpired term of the relevant lease, including the renewable period, is twenty years or less.

Any surplus or deficit arising on the revaluation of investment properties is credited or charged to the investment property revaluation reserve unless the balance of this reserve is insufficient to cover a deficit, in which case the excess of the deficit over the balance of the investment property revaluation reserve is charged to the income statement. Where a deficit has previously been charged to the income statement and a revaluation surplus subsequently arises, this surplus is credited to the income statement to the extent of the deficit previously charged. On disposal of an investment property, the balance of the investment property revaluation reserve attributable to that property is transferred to the income statement.

Project under development

Project under development is stated at cost less identified impairment loss. Cost includes the cost of sea area use rights, development expenditure, borrowing costs capitalised and other attributable expenses.

Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary or associate at the date of acquisition.

Goodwill is capitalised and amortised on a straight line basis over its useful economic life. Goodwill arising on the acquisition of an associate is included within the carrying amount of the associate. Goodwill arising on the acquisition of a subsidiary is presented separately in the balance sheet.

On disposal of a subsidiary or associate, the attributable amount of unamortised goodwill is included in the determination of the profit or loss on disposal.

Investments in subsidiaries

Investments in subsidiaries are included in the Company's balance sheet at cost, less any identified impairment loss.

Interests in associates

The consolidated income statement includes the Group's share of the post-acquisition results of its associates for the year. In the consolidated balance sheet, interests in associates are stated at the Group's share of the net assets of the associates plus the premium on acquisition in so far as it has not already been written off or amortised, less any identified impairment loss.

Interests in jointly controlled entities

Joint venture arrangements which involve the establishment of a separate entity in which each venturer has an interest are referred to as jointly controlled entities.

The Group's interests in jointly controlled entities are included in the consolidated balance sheet at the Group's share of the net assets of the relevant jointly controlled entities, less any identified impairment loss. The Group's share of the post-acquisition results of jointly controlled entities is included in the consolidated income statement.

Investments in securities

Investments in securities are recognised on a trade-date basis and are initially measured at cost.

Investments other than held-to-maturity debt securities are classified as investment securities or other investments.

Investment securities, which are securities held for an identified long term strategic purpose, are measured at subsequent reporting dates at cost, as reduced by any impairment loss.

Other investments are measured at fair value, with unrealised gains and losses included in net profit or loss for the year.

Other long term investments

Other long term investments are stated at cost, less any identified impairment loss.

Impairment

At each balance sheet date, the Group reviews the carrying amounts of its assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. Impairment loss is recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, so far as the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately.

Construction contracts

When the outcome of a construction contract can be estimated reliably, contract costs are recognised as expenses by reference to the stage of completion of the contract activity at the balance sheet date on the same basis as contract revenue. When the outcome of a construction contract cannot be estimated reliably, contract costs are recognised as expenses in the period in which they are incurred. Provision is made for foreseeable losses as soon as they are anticipated by management.

Where contract costs incurred to date plus recognised profit less recognised loss exceed progress billings, the excess is shown as amount due from a customer for contract work. Where progress billings exceed contract costs incurred to date plus recognised profit less recognised loss, the excess is shown as amount due to a customer for contract work.

Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Rentals payable under operating leases are charged to the income statement on a straight line basis over the terms of the relevant leases.

Turnover

Turnover represents the total value of contract work certified and the gross proceeds received and receivable from project management services in connection with contract work rendered by the Group, property rental and related income, and gross proceeds received and receivable from sale of investment securities during the year.

Revenue recognition

Revenue from a construction contract is recognised on the percentage of completion method, measured by reference to the value of work certified during the year.

Revenue from sale of properties is recognised upon the execution of a binding sales agreement.

Income from sale of investment securities is recognised when the sale contract becomes unconditional.

Rental income under operating leases is recognised on a straight line basis over the terms of the relevant leases.

Dividend income from investments is recognised when the Group's right to receive payment has been established.

Interest income is accrued on a time basis, by reference to the principal outstanding and at the interest rate applicable.

Capitalisation of borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets i.e. assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalised as part of the cost of those assets. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs capitalised.

All other borrowing costs are recognised as an expense in the period in which they are incurred.

Retirement benefit costs

Payments to defined contribution retirement benefit schemes are charged as an expense or capitalised in contracts in progress, where appropriate, as they fall due.

Taxation

Taxation represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill (or negative goodwill) or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, and interests in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realised. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Foreign currencies

Transactions in foreign currencies are translated at the rates ruling on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are re-translated at the rates ruling on the balance sheet date. Gains and losses arising on exchange are dealt with in the income statement.

On consolidation, the assets and liabilities of the Group's operations outside Hong Kong are translated at exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are classified as equity and transferred to the Group's translation reserve. Such translation differences are recognised as income or expenses in the period in which the operation is disposed of.

4. BUSINESS AND GEOGRAPHICAL SEGMENTS

Business segments

For management purposes, the Group's operations are currently organised into six operating divisions namely building construction, civil engineering, specialist works, treasury investment, property investment and infrastructure. These divisions form the basis on which the Group reports its primary segment information.

Business segment information for the year ended 31st March, 2005 is presented below:

	Building construction	Civil engineering	Specialist works	Treasury investment	Property investment	Infrastructure	Others	Eliminations	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
TURNOVER									
External sales	2,227,525	683,599	336,559	271,260	69,072	-	-	-	3,588,015
Inter-segment sales	11,942	-	134,433	-	16,532	-	-	(162,907)	-
	2,239,467	683,599	470,992	271,260	85,604	-	-	(162,907)	3,588,015
RESULT									
Segment result	46,446	15,269	10,215	8,159	22,889	-	-		102,978
Interest income									52,236
Allowance for amounts due from associates									(40,504)
Unallocated corporate expenses									(61,072)
Profit from operations									53,638
Finance costs									(6,266)
Gain on disposal and dilution of interests in associates									519,873
Gain on partial disposal of subsidiaries									67,968
Impairment loss on interest in an associate									(182,087)
Share of results of associates	6,437	(132)	(163)	-	-	-	73,518	-	79,660
Share of results of jointly controlled entities	-	898	-	-	-	-	-	-	898
Profit before taxation									533,684
Taxation									(11,812)
Profit before minority interests									521,872
Minority interests									985
Profit for the year									522,857

Inter-segment sales are charged at market price or, where no market price was available, at terms determined and agreed by both parties.

4. BUSINESS AND GEOGRAPHICAL SEGMENTS *(continued)*

At 31st March, 2005

	Building construction *HK$'000*	Civil engineering *HK$'000*	Specialist works *HK$'000*	Treasury investment *HK$'000*	Property investment *HK$'000*	Infrastructure *HK$'000*	Others *HK$'000*	Consolidated *HK$'000*
ASSETS								
Segment assets	916,772	470,439	165,315	173,284	746,076	1,911,835	–	4,383,721
Interests in associates	6,509	24,652	1,399	–	–	–	349,586	382,146
Interests in jointly controlled entities	–	9,544	–	–	–	–	–	9,544
Unallocated corporate assets								2,335,905
Total assets								7,111,316
LIABILITIES								
Segment liabilities	724,863	352,493	59,747	7,875	397,366	–	–	1,542,344
Unallocated corporate liabilities	–	–	–	–	–	–	–	1,853,314
Total liabilities								3,395,658
OTHER INFORMATION								
Capital additions	1,750	1,470	–	–	2,405	–	7,001	12,626
Amortisation of goodwill	2,305	–	–	–	–	–	1,066	3,371
Depreciation and amortisation of property, plant and equipment	19,441	1,959	10,741	–	11,094	–	9,349	52,584

4. BUSINESS AND GEOGRAPHICAL SEGMENTS *(continued)*

Business segment information for the year ended 31st March, 2004 is presented below:

	Building construction	Civil engineering	Specialist works	Property investment	Others	Eliminations	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
TURNOVER							
External sales	2,421,787	463,440	448,849	48,390	–	–	3,382,466
Inter-segment sales	22,169	–	76,384	15,635	–	(114,188)	–
	2,443,956	463,440	525,233	64,025	–	(114,188)	3,382,466
RESULT							
Segment result	(35,045)	(5,632)	(4)	14,898	–		(25,783)
Interest income							37,300
Allowance for amounts due from associates							(21,526)
Unallocated corporate expenses							(67,237)
Loss from operations							(77,246)
Finance costs							(9,829)
Gain on disposal and dilution of interests in associates	–	–	–	–	152,863	–	152,863
Share of results of associates	2,127	(16)	–	–	131,593	–	133,704
Share of results of jointly controlled entities	–	9,074	–	–	–	–	9,074
Profit before taxation							208,566
Taxation							(45,678)
Profit before minority interests							162,888
Minority interests							739
Profit for the year							163,627

Inter-segment sales are charged at market price or, where no market price was available, at terms determined and agreed by both parties.

4. **BUSINESS AND GEOGRAPHICAL SEGMENTS** *(continued)*

At 31st March, 2004

	Building construction *HK$'000*	Civil engineering *HK$'000*	Specialist works *HK$'000*	Property investment *HK$'000*	Others *HK$'000*	Consolidated *HK$'000*
ASSETS						
Segment assets	1,002,397	450,958	179,949	559,663	–	2,192,967
Interests in associates	25,601	249	–	–	1,400,858	1,426,708
Interests in jointly controlled entities	–	14,817	–	–	–	14,817
Unallocated corporate assets						1,227,836
Total assets						4,862,328
LIABILITIES						
Segment liabilities	806,557	297,904	99,633	22,636	–	1,226,730
Unallocated corporate liabilities						854,278
Total liabilities						2,081,008
OTHER INFORMATION						
Capital additions	4,373	992	2,975	351	54,926	63,617
Amortisation of goodwill	2,305	–	–	–	–	2,305
Depreciation and amortisation of property, plant and equipment	27,955	6,415	21,072	11,430	8,802	75,674
Impairment loss on property interests	–	–	–	1,496	–	1,496
Loss on option agreement	–	–	–	–	52,871	52,871
Impairment loss on listed investment securities	–	–	–	–	2,142	2,142

Geographical segments

The Group's operations are located in the People's Republic of China other than Hong Kong and Macau (the "PRC"), Hong Kong and Macau.

The following table provides an analysis of the Group's turnover by geographical market, irrespective of the origin of the goods/services:

	Turnover 2005 *HK$'000*	Turnover 2004 *HK$'000*
Hong Kong	3,476,116	3,292,897
Macau	71,871	–
PRC	40,028	89,569
	3,588,015	3,382,466

4. BUSINESS AND GEOGRAPHICAL SEGMENTS *(continued)*

The following is an analysis of the carrying amount of segment assets and capital additions, analysed by the geographical area in which the assets are located:

	Carrying amount of segment assets		Capital additions	
	2005	**2004**	**2005**	**2004**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Hong Kong	6,963,260	3,990,936	11,300	61,591
PRC	117,591	109,085	1,262	2,026
Macau	30,465	–	64	–
Pacific region and South East Asia	–	762,307	–	–
	7,111,316	4,862,328	12,626	63,617

5. OTHER OPERATING INCOME

	2005	**2004**
	HK$'000	*HK$'000*
Gain on disposal of listed other investments	–	3,892
Interest income	52,236	37,300
Net unrealised holding gain on listed other investments	–	36
Others	283	–
	52,519	41,228

6. OTHER OPERATING EXPENSES

	2005	**2004**
	HK$'000	*HK$'000*
Impairment loss on listed investment securities	92	2,142
Loss on option agreement	–	52,871
Net unrealised holding loss on listed other investments	6,424	–
Impairment loss on properties held for sale	3,000	–
Impairment loss on goodwill	9,554	–
Allowance for amounts due from associates	40,504	21,526
	59,574	76,539

7. PROFIT (LOSS) FROM OPERATIONS

	2005 HK$'000	2004 HK$'000
Profit (loss) from operations has been arrived at after charging:		
Auditors' remuneration	2,442	2,030
Depreciation and amortisation:		
Property, plant and equipment *(note (a) below)*	50,439	71,666
Goodwill (included in administrative expenses)	3,371	2,305
Impairment loss on property interests	–	1,496
Operating lease rentals in respect of:		
Premises	48	3,556
Plant and machinery	8,614	3,616
Staff costs *(note (b) below)*	128,589	112,202
and after crediting:		
Rental income under operating leases in respect of:		
Premises, net of outgoings of HK$19,867,000 (2004: HK$20,171,000)	13,154	19,555
Plant and machinery	64	385
Gain on disposal of property, plant and equipment	917	3,312

Notes:

	2005 HK$'000	2004 HK$'000
(a) Depreciation and amortisation of property, plant and equipment:		
Owned assets	52,584	75,674
Less: Amount capitalised in respect of contracts in progress	(1,546)	(4,008)
Amount capitalised in respect of project under development	(599)	–
	50,439	71,666
(b) Staff costs:		
Directors' emoluments *(note 9)*:		
Fees	582	100
Retirement benefit scheme contributions	880	885
Other emoluments	29,049	30,157
	30,511	31,142
Other staff costs:		
Salaries and other benefits	286,002	286,924
Retirement benefit scheme contributions, net of forfeited contributions of HK$1,914,000 (2004: HK$1,462,000)	9,900	8,326
	326,413	326,392
Less: Amount capitalised in respect of contracts in progress	(197,824)	(214,190)
	128,589	112,202

8. FINANCE COSTS

	2005 HK$'000	2004 HK$'000
Borrowing costs on:		
Bank borrowings wholly repayable within five years	10,418	13,628
Loan from a minority shareholder	4,833	–
Others	14	1,255
	15,265	14,883
Less: Amount capitalised in respect of contracts in progress	(2,697)	(5,054)
Amount capitalised in respect of project under development	(6,302)	–
	6,266	9,829

9. DIRECTORS' AND EMPLOYEES' EMOLUMENTS

Particulars of the emoluments of the directors and five highest paid individuals for the year are as follows:

(a) Directors' emoluments

	2005 HK$'000	2004 HK$'000
Fees:		
Executive directors	74	80
Non-executive directors	508	20
	582	100
Other emoluments:		
Executive directors		
Salaries and other benefits	11,949	12,697
Discretionary bonus	17,000	17,000
Retirement benefit scheme contributions	880	885
Non-executive directors		
Salaries and other benefits	100	460
	29,929	31,042
	30,511	31,142

The emoluments of the directors were within the following bands:

	Number of directors 2005	2004
Nil to HK$1,000,000	5	3
HK$1,000,001 to HK$1,500,000	2	1
HK$1,500,001 to HK$2,000,000	1	2
HK$2,500,001 to HK$3,000,000	1	–
HK$3,000,001 to HK$3,500,000	–	1
HK$7,500,001 to HK$8,000,000	3	3

(b) Employees' emoluments

The five highest paid individuals in the Group for the year included four directors and one employee (2004: four directors and one employee). Particulars of the emoluments of these five highest paid individuals are as follows:

	2005	2004
	HK$'000	*HK$'000*
Fees	38	40
Salaries and other benefits	10,937	10,557
Discretionary bonus	16,700	17,245
Retirement benefit scheme contributions	696	676
	28,371	28,518

Their emoluments were within the following bands:

	Number of employees	
	2005	2004
HK$2,500,001 to HK$3,000,000	2	1
HK$3,000,001 to HK$3,500,000	–	1
HK$7,500,001 to HK$8,000,000	3	3

During the year, no emoluments were paid by the Group to the five highest paid individuals, including directors, as an inducement to join or upon joining the Group or as compensation for loss of office. In addition, none of the directors has waived any emoluments during the year.

10. TAXATION

	2005	2004
	HK$'000	*HK$'000*
The charge comprises:		
Hong Kong Profits Tax:		
Current year	–	–
Underprovision in prior years	21	166
	21	166
Overseas taxation	5,035	3,322
Deferred taxation	(28,828)	(6,832)
Taxation attributable to the Company and its subsidiaries	(23,772)	(3,344)
Share of tax on results of associates	35,413	49,022
Share of tax on results of jointly controlled entities	171	–
	11,812	45,678

Hong Kong Profits Tax is calculated at 17.5% of the estimated assessable profits for the year.

Overseas taxation is calculated at the rates prevailing in the respective jurisdictions.

The taxation charge for the year can be reconciled to the profit before taxation per the income statement as follows:

	2005 *HK$'000*	2004 *HK$'000*
Profit before taxation	533,684	208,566
Tax at Hong Kong Profits Tax rate of 17.5% (2004: 17.5%)	93,395	36,499
Tax effect of expenses not deductible for tax purpose	44,883	29,361
Tax effect of income not taxable for tax purpose	(112,115)	(43,366)
Tax effect of deductible temporary difference not recognised	(3,434)	245
Tax effect of utilisation of deductible temporary difference previously not recognised	(4,857)	(17,129)
Tax effect of tax losses not recognised	11,655	24,086
Tax effect of utilisation of tax losses previously not recognised	(16,196)	(8,220)
Tax effect of different tax rates of associates and jointly controlled entities operating in other jurisdictions	(1,540)	24,036
Underprovision in prior years	21	166
Taxation charge for the year	11,812	45,678

Details of the deferred taxation are set out in note 32.

11. DIVIDENDS

	2005 *HK$'000*	2004 *HK$'000*
Interim dividend paid for 2005 – 1.5 cents (2004: 1.0 cent) per share	20,538	10,937
Special dividend declared for 2005 – 70.0 cents (2004: 29.0 cents paid) per share	957,177	317,174
Final dividend proposed for 2005 – 1.5 cents (2004: 1.5 cents) per share	20,511	20,179
	998,226	348,290

Of the dividends paid during the year, approximately HK$17,591,000 (2004: HK$184,409,000) was settled in shares under the Company's scrip dividend scheme announced by the directors of the Company on 23rd July, 2004 in respect of the final dividend for the year ended 31st March, 2004 and was credited to the accumulated profits of the Company during the year.

On 17th June 2005, the Board resolved to declare a special cash dividend of 70 cents per share. The amount of special cash dividend so declared was calculated by reference to 1,367,395,436 shares in issue.

The amount of the final dividend proposed for the year ended 31st March, 2005, which will be in scrip form with a cash option, has been calculated by reference to the 1,367,395,436 issued shares as at the date of this report.

12. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share for the year is based on the following data:

	2005 *HK$'000*	2004 *HK$'000*
Earnings:		
Earnings for the purposes of basic earnings per share	522,857	163,627
Effect of dilutive potential ordinary shares:		
Adjustment to the share of results of an associate based on dilution of its earnings per share	–	(4,651)
Earnings for the purposes of diluted earnings per share	522,857	158,976
Number of shares:		
Weighted average number of ordinary shares for the purpose of basic earnings per share	1,355,352,439	1,117,367,985
Effect of dilutive potential ordinary shares: Share options	1,398,760	–
Weighted average number of ordinary shares for the purpose of diluted earnings per share	1,356,751,199	1,117,367,985

The computation of diluted earnings per share for the year ended 31st March, 2004 had not assumed the conversion of the Company's share options and warrants since their exercise prices were higher than the average market price per share for that year.

13. PROPERTY, PLANT AND EQUIPMENT

	Land and buildings *HK$'000*	Plant and machinery *HK$'000*	Motor vehicles and vessels *HK$'000*	Furniture, fixtures and computer equipment *HK$'000*	Total *HK$'000*
THE GROUP					
COST					
At 1st April, 2004	256,029	413,391	84,923	137,628	891,971
On acquisition of subsidiaries	–	–	460	11	471
Additions	–	773	5,901	5,481	12,155
Disposals	–	(27,004)	(2,105)	(2,354)	(31,463)
At 31st March, 2005	256,029	387,160	89,179	140,766	873,134
DEPRECIATION, AMORTISATION AND IMPAIRMENT					
At 1st April, 2004	40,902	323,144	25,090	85,202	474,338
Provided for the year	4,995	24,958	9,531	13,100	52,584
Eliminated on disposals	–	(22,316)	(1,796)	(1,720)	(25,832)
At 31st March, 2005	45,897	325,786	32,825	96,582	501,090
NET BOOK VALUES					
At 31st March, 2005	210,132	61,374	56,354	44,184	372,044
At 31st March, 2004	215,127	90,247	59,833	52,426	417,633

The net book value of land and buildings held by the Group at the balance sheet date comprises the following:

	2005	2004
	HK$'000	*HK$'000*
Long term leasehold properties in the PRC	138	141
Medium term leasehold properties in:		
Hong Kong	209,426	214,400
PRC	568	586
	210,132	215,127

14. INVESTMENT PROPERTIES

	THE GROUP	
	2005	2004
	HK$'000	*HK$'000*
VALUATION		
Balance brought forward	515,000	572,608
Transfer from deposits and prepayments	–	5,600
Disposals	(60,000)	(49,208)
Deficit arising on revaluation charged to income statement	–	(14,000)
Balance carried forward	455,000	515,000

The carrying amount of investment properties held by the Group at the balance sheet date comprises the following:

	2005	2004
	HK$'000	*HK$'000*
Long term leasehold properties in Hong Kong	–	60,000
Medium term leasehold properties in Hong Kong	455,000	455,000
	455,000	515,000

The Group's investment properties are held for rental purposes under operating leases. They were revalued on 31st March, 2005, on an open market value basis, by RHL Appraisal Ltd., an independent professional valuer. No surplus or deficit was arisen on such revaluation.

15. PROJECT UNDER DEVELOPMENT

	2005	2004
	HK$'000	*HK$'000*
On acquisition of subsidiaries	1,724,684	–
Additions	81,782	–
At 31st March, 2005	1,806,466	–

The amount relates to a development project located in Jiangsu Province, the PRC. The development project includes certain sea area use rights of HK$72,688,000, interest capitalised of HK$6,302,000 and other development expenditure. The Group intends to reclaim certain parcels of land from the sea for the development of a bulk handling port and properties for industrial use. According to the sea area use certificates, the sea area use rights are granted for a term of not less than 50 years commencing 2004. At 31st March, 2005, certain site formation has been commenced and the development is in progress.

16. GOODWILL

	THE GROUP
	HK$'000
COST	
At 1st April, 2004	385,531
On acquisition of subsidiaries	60,740
31st March, 2005	446,271
AMORTISATION AND IMPAIRMENT	
At 1st April, 2004	371,700
Provided for the year	3,371
Impairment loss recognised	9,554
At 31st March, 2005	384,625
NET BOOK VALUE	
At 31st March, 2005	61,646
At 31st March, 2004	13,831

The amortisation period adopted ranges from 10 to 20 years.

17. INTERESTS IN SUBSIDIARIES

	THE COMPANY	
	2005	**2004**
	HK$'000	*HK$'000*
Unlisted shares	5	212,921
Loans to subsidiaries	–	142,000
Amounts due from subsidiaries	3,195,746	3,456,836
	3,195,751	3,811,757
Less: Loan to a subsidiary due within one year	–	(71,000)
	3,195,751	3,740,757
Less: Allowance for amounts due from subsidiaries	(704,302)	(704,302)
	2,491,449	3,036,455

The unlisted shares are stated at costs, or at their carrying values which are based on the book values of the underlying net assets of the subsidiaries attributable to the Group as at the date on which the Company became the holding company of the Group under a group reorganisation in 1993.

In March 2004, the Company entered into a conditional sale and purchase agreement with Paul Y. Engineering Group Limited ("Paul Y. Engineering", formerly known as Skynet (International Group) Holdings Limited) for the disposal of the Company's entire equity interest in, and shareholder's loan to, Paul Y. - ITC Construction Holdings (B.V.I.) Limited ("Paul Y Construction"), a direct wholly-owned subsidiary of the Company, in exchange for an indirect controlling interest in Paul Y. Engineering. Details of this and other acquisition of subsidiaries are set out in note 36.

The amounts due from subsidiaries are unsecured, interest free and have no fixed terms of repayment. The Company will not demand repayment within the next twelve months from the balance sheet date and, accordingly, the amounts are shown as non-current.

None of the subsidiaries had any debt securities outstanding at the end of the year or at any time during the year.

Particulars of the Company's principal subsidiaries at 31st March, 2005 are set out in note 44.

18. INTERESTS IN ASSOCIATES

	THE GROUP	
	2005	2004
	HK$'000	*HK$'000*
Share of net assets:		
Listed shares in overseas *(note (a) below)*	–	545,310
Listed shares in Hong Kong *(note (b) below)*	371,914	460,494
Unlisted shares	37,146	23,828
Premium on acquisition of associates *(note (c) below)*	–	370,676
	409,060	1,400,308
Amount due from an associate *(note (d) below)*	–	26,400
	409,060	1,426,708
Less: Impairment loss recognised	(26,914)	–
	382,146	1,426,708
Market value of listed shares:		
in overseas	–	1,110,079
in Hong Kong	139,763	139,763
	139,763	1,249,842

Notes:

(a) The listed shares in overseas at 31st March, 2004 represented the Group's 21.3% equity interest in Downer EDI Limited ("Downer") which is a company listed in Australia and New Zealand and, together with its subsidiaries, is principally engaged in engineering and infrastructure contracting business. During the year, the Group has disposed of its 5.5 million shares in Downer at a price of A$2.2 each to certain executives of Downer pursuant to the incentive option agreement, and the remaining 56.2 million shares in Downer at a price of A$4.55 each to independent third parties. Details of these transactions are contained in the Company's announcements dated 10th December, 2004 and 15th December, 2004, respectively.

The resulting gain on disposal of Downer and the disposal of interests in other associates amounting to HK$519,873,000 (2004: HK$152,863,000) has been credited to the income statement.

(b) The listed shares in Hong Kong represents the Group's 29.4% (2004: 29.4%) equity interest in China Strategic Holdings Limited ("China Strategic") which is a company listed on the Hong Kong Stock Exchange and its financial year end date is 31st December. Since only published financial information of China Strategic is available and used by the Group in applying the equity method, the Group's share of interest in China Strategic at 31st March, 2005 is calculated based on the net assets of China Strategic at 31st December, 2004 and the results for China Strategic from 1st January, 2004 to 31st December, 2004.

The following details have been extracted from the financial information of China Strategic:

	1.1.2004 to 31.12.2004	**1.1.2003 to 31.12.2003**
	HK$'000	*HK$'000*
Results for the year:		
Revenue from ordinary activities	123,403	2,884,493
Loss from ordinary activities before taxation	(124,564)	(169,184)
Loss from ordinary activities after taxation	(131,028)	(180,119)

	31.12.2004	**31.12.2003**
	HK$'000	*HK$'000*
Financial position:		
Non-current assets	808,151	1,124,597
Current assets	1,094,347	1,064,647
Current liabilities	(110,256)	(161,090)
Non-current liabilities	(184,946)	(244,614)
Minority interests	(295,609)	(250,160)

On 14th March, 2005, China Strategic, Hanny Holdings Limited ("Hanny", a substantial shareholder of China Strategic) and certain others announced a proposed group restructuring by China Strategic and, on the same date, the Company and Hanny entered into a conditional sale and purchase agreement with an independent third party for the disposal of a 15.3% equity interest in China Strategic by each of the Company and Hanny. The directors, having considered the estimated recoverable amount under the conditional sale and purchase agreement, determined that an amount of HK$182,087,000 (2004: Nil) in respect of interest in the associate has been impaired and charged to the income statement.

The conditional sale and purchase agreement has not been completed as at date of this report.

(c) Movement of premium on acquisition of associates is analysed as follows:

	THE GROUP
	HK$'000
COST	
At 1st April, 2004	447,619
Additions	8,911
Eliminated on disposal and dilution of interest	(293,190)
At 31st March, 2005	163,340
AMORTISATION AND IMPAIRMENT	
At 1st April, 2004	76,943
Provided for the year	21,954
Impairment loss recognised	155,173
Eliminated on disposal and dilution of interest	(90,730)
At 31st March, 2005	163,340
NET BOOK VALUE	
At 31st March, 2005	-
At 31st March, 2004	370,676

The amortisation period adopted ranges from 10 to 20 years.

(d) The amount due from an associate in prior year was unsecured, bore interest at 1% over Hong Kong prime rate and had no fixed terms of repayment. In the opinion of the directors, the amount would not be repayable within the next twelve months from the balance sheet date and, accordingly, was shown as non-current.

Particulars of the Group's principal associates at 31st March, 2005 are set out in note 44.

19. INTERESTS IN JOINTLY CONTROLLED ENTITIES

	THE GROUP	
	2005	**2004**
	HK$'000	*HK$'000*
Share of net assets	9,544	12,817
Amount due from a jointly controlled entity	–	2,000
	9,544	14,817

The amount due from a jointly controlled entity was unsecured, interest free and was settled during the year.

Particulars of the Group's jointly controlled entities at 31st March, 2005 are set out in note 44.

20. OTHER LONG TERM INVESTMENTS

	THE GROUP	
	2005	**2004**
	HK$'000	*HK$'000*
Unlisted investments, at cost:		
in Hong Kong	15,093	15,093
in overseas	388	388
	15,481	15,481

In the opinion of the directors, the above investments are worth at least their carrying value.

21. INVESTMENTS IN SECURITIES

	Investment securities		Other investments		Total	
	2005	**2004**	**2005**	**2004**	**2005**	**2004**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
THE GROUP						
Listed equity securities:						
in Hong Kong	389	–	159,326	39,374	159,715	39,374
in overseas	1,389	1,481	8,040	–	9,429	1,481
Debt security:						
Eurobond – listed in overseas	–	–	1,467	–	1,467	–
Equity link notes – unlisted	–	–	4,451	–	4,451	–
	1,778	1,481	173,284	39,374	175,062	40,855
Market value of listed securities	3,743	1,481	168,833	39,374	172,576	40,855
Carrying amount analysed for reporting purposes as:						
Non-current	1,778	1,481	–	–	1,778	1,481
Current	–	–	173,284	39,374	173,284	39,374
	1,778	1,481	173,284	39,374	175,062	40,855

22. LOANS RECEIVABLE

	THE GROUP	
	2005	2004
	HK$'000	*HK$'000*
The amounts bear interest at the following rates:		
Interest-free	1,508	–
1.5% over Paris Interbank Offered Rate	4,032	3,821
2% below Hong Kong prime rate	69,869	69,869
0.25% over Hong Kong prime rate	100,000	130,000
1% over Hong Kong prime rate	2,000	6,700
2% over Hong Kong prime rate	14,500	14,500
3% over Hong Kong prime rate	–	21,325
	191,909	246,215
Less: Amount due within one year shown under current assets	(190,401)	(196,215)
Amount due after one year	1,508	50,000
Analysed as:		
Secured	1,508	–
Unsecured	190,401	246,215
	191,909	246,215

23. AMOUNTS DUE FROM (TO) CUSTOMERS FOR CONTRACT WORKS

	THE GROUP	
	2005	2004
	HK$'000	*HK$'000*
Contracts in progress at the balance sheet date:		
Contract costs incurred to date	40,438,759	35,203,304
Recognised profits less recognised losses	882,008	862,708
	41,320,767	36,066,012
Less: Progress billings	(41,570,777)	(36,248,942)
	(250,010)	(182,930)
Represented by:		
Amounts due from customers for contract works	185,188	273,210
Amounts due to customers for contract works	(435,198)	(456,140)
	(250,010)	(182,930)

At 31st March, 2005, retentions held by customers for contract works amounting to approximately HK$369,874,000 (2004: HK$369,983,000) were included in debtors, deposits and prepayments.

24. DEBTORS, DEPOSITS AND PREPAYMENTS

The Group's credit terms for its contracting business are negotiated at terms determined and agreed with its trade customers. Trade debtors arise from property leasing business are payable monthly in advance and the credit terms granted by the Group to other trade debtors normally range from 30 days to 90 days.

Included in debtors, deposits and prepayments are trade debtors of approximately HK$399,560,000 (2004: HK$492,753,000) and their aged analysis is as follows:

	THE GROUP	
	2005	**2004**
	HK$'000	*HK$'000*
Within 90 days	329,058	432,280
More than 90 days and within 180 days	2,839	3,784
More than 180 days	67,663	56,689
	399,560	492,753

Included in debtors, deposits and prepayments is an amount of approximately HK$123,711,000 (2004: HK$123,711,000) which represents the Group's share of losses arising on certain construction contracts to be recovered from an ex-shareholder of Downer under guarantees provided by the ex-shareholder. The Group has proceeded a court action against the ex-shareholder. Subsequent to the balance sheet date, the Court of First Instance ordered that judgment is to be entered for the Group against the ex-shareholder and the Group is entitled to recover the losses together with interest and other expenses incurred from the ex-shareholder.

The amount also includes balance of proceeds from disposal of interest in Downer of approximately HK$449,174,000 (2004: Nil) deposited with a broker in Australia. The amount was withheld by the Australian Taxation Office until the clearance of all tax liability arising from the disposal of Downer's shares. Subsequent to the balance sheet date, an amount of approximately HK$314,138,000 has been paid to the Australian Taxation Office out of the deposits with the broker.

25. AMOUNTS DUE FROM RELATED COMPANIES

	THE GROUP	
	2005	**2004**
	HK$'000	*HK$'000*
Loans receivable:		
Associate of ITC *(note (a) below)*	149,333	149,333
Associates of China Strategic *(note (a) below)*	169,463	86,881
Other related company *(note (b) below)*	779	–
	319,575	236,214
Other receivables:		
Associates of ITC *(note (a) below)*	15,665	28
Associates of China Strategic *(note (a) below)*	11,567	2,239
Other related companies *(note (a) below)*	74	289
	346,881	238,770
Less: Amount due within one year shown under current assets	(346,102)	(238,770)
Amount due after one year	779	–
Analysed as:		
Secured	779	–
Unsecured	346,102	238,770
	346,881	238,770

Notes:

(a) The companies are related companies of the Group as they are under common directorship with ITC.

The amounts are unsecured, repayable within one year and interest free except for loans receivable of HK$318,796,000 (2004: HK$236,214,000) which bear interest at 2% over Hong Kong prime rate.

(b) The amount represents loan to a shareholder of an associate and is secured, bearing interest at prevailing market rate and repayable in October 2006.

26. AMOUNTS DUE FROM (TO) ASSOCIATES AND AMOUNTS DUE TO JOINTLY CONTROLLED ENTITIES

The amounts are unsecured, have no fixed terms of repayment and interest free except for an amount due from an associate of HK$174,695,000 (2004: HK$174,659,000) which bears interest at 2% over Hong Kong prime rate.

27. CREDITORS AND ACCRUED EXPENSES

Included in creditors and accrued expenses are trade creditors of approximately HK$236,743,000 (2004: HK$338,430,000) and their aged analysis is as follows:

	THE GROUP	
	2005	**2004**
	HK$'000	*HK$'000*
Within 90 days	218,556	320,155
More than 90 days and within 180 days	1,129	5,064
More than 180 days	17,058	13,211
	236,743	338,430

Included in creditors and accrued expenses is margin account owed to brokers of approximately HK$5,819,000 (2004: Nil) which is secured by certain investments in securities held by the Group.

28. AMOUNT DUE TO A MINORITY SHAREHOLDER

The amount is unsecured, repayable within one year and interest free.

29. BANK BORROWINGS

	THE GROUP		THE COMPANY	
	2005	**2004**	**2005**	**2004**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Bank borrowings comprise:				
Mortgage loans	337,000	364,000	–	–
Bank loans	245,976	180,000	–	–
Bank overdrafts	6,984	17,048	–	1,992
	589,960	561,048	–	1,992
Analysed as:				
Secured	517,000	544,000	–	–
Unsecured	72,960	17,048	–	1,992
	589,960	561,048	–	1,992
The bank borrowings are repayable as follows:				
Within one year or on demand	289,960	44,048	–	1,992
More than one year, but not exceeding two years	300,000	217,000	–	–
More than two years, but not exceeding five years	–	300,000	–	–
	589,960	561,048	–	1,992
Less: Amount due within one year or on demand shown under current liabilities	(289,960)	(44,048)	–	(1,992)
Amount due after one year	300,000	517,000	–	–

30. LOAN FROM A MINORITY SHAREHOLDER

The amount is unsecured, repayable after one year and bears interest at 2% below Hong Kong prime rate.

31. PROVISION FOR LONG SERVICE PAYMENTS

The provision represents long service payments made in respect of qualified employees of the Group pursuant to the requirements under the Employment Ordinance.

32. DEFERRED TAXATION

The following are the major deferred tax liabilities (assets) recognised and movements thereon during the current and prior years:

	Accelerated tax depreciation *HK$'000*	Undistributed earnings of an associate *HK$'000*	Tax losses *HK$'000*	Recognition of contracting income *HK$'000*	Revaluation of project under development *HK$'000*	Others *HK$'000*	Total *HK$'000*
THE GROUP							
At 1st April, 2003	41,486	29,918	(11,290)	(3,333)	-	219	57,000
Charge (credit) to income statement	(9,424)	11,056	2,942	(93)	-	(204)	4,277
Realised on dilution of interest in an associate	-	(19,799)	-	-	-	-	(19,799)
Exchange differences	-	8,690	-	-	-	-	8,690
At 31st March, 2004	32,062	29,865	(8,348)	(3,426)	-	15	50,168
Charge (credit) to income statement	76	-	1,860	(897)	-	(2)	1,037
On acquisition of subsidiaries	-	-	-	-	900,000	-	900,000
Realised on disposal of an associate	-	(29,865)	-	-	-	-	(29,865)
At 31st March, 2005	32,138	-	(6,488)	(4,323)	900,000	13	921,340

For the purpose of balance sheet presentation, certain deferred tax assets and liabilities have been offset. The following is the analysis of the deferred taxation for financial reporting purposes:

	THE GROUP	
	2005 *HK$'000*	2004 *HK$'000*
Deferred tax liabilities	923,020	52,882
Deferred tax assets	(1,680)	(2,714)
	921,340	50,168

At 31st March, 2005, the Group and the Company has unused tax losses of approximately HK$1,807,000,000 (2004: HK$1,354,000,000) and HK$3,806,000 (2004: HK$284,000), respectively available for offset against future taxable profits. A deferred tax asset has been recognised by the Group in respect of approximately HK$37,000,000 (2004: HK$48,000,000) of such losses. No deferred tax asset in respect of the remaining tax losses has been recognised by the Group and the Company due to the unpredictability of future profit streams.

33. SHARE CAPITAL

	Number of shares	Value HK$'000
Ordinary shares of HK$0.10 each:		
Authorised:		
At 1st April, 2003, 31st March, 2004 and 31st March, 2005	3,000,000,000	300,000
Issued and fully paid:		
At 1st April, 2003	1,063,016,037	106,302
Exercise of warrants	9,648,758	965
Issue of new shares pursuant to scrip dividend scheme	272,584,224	27,258
At 31st March, 2004	1,345,249,019	134,525
Issue of new shares pursuant to scrip dividend scheme	23,946,417	2,395
At 31st March, 2005	1,369,195,436	136,920

Pursuant to the scrip dividend schemes which was announced by the Company on 23rd July, 2004, the Company issued 23,946,417 (2004: 272,584,224) new ordinary shares of HK$0.10 each in the Company to shareholders who elected to receive scrip dividends in respect of the final dividend for the year ended 31st March, 2004. These shares rank pari passu with the then exiting shares in all respects.

34. SHARE OPTION SCHEMES

(a) Initial Share Option Scheme

In accordance with the Company's share option scheme (the "Initial Share Option Scheme") which was adopted on 1st September, 1993 for recognition of past services contributed by the eligible directors and employees, the directors of the Company may at their discretion grant options to any directors or full time employees of the Company or any of its subsidiaries to subscribe for shares in the Company. The Initial Share Option Scheme was expired on 31st August, 2003.

The following table discloses details of the Company's share options under the Initial Share Option Scheme and movements in such holdings during the prior year:

		Number of shares of the Company to be issued upon exercise of the share options		
Date of grant	**Exercise price per share** *HK$*	**Balance at 1.4.2003**	**Lapsed during the year**	**Balance at 31.3.2004**
17.12.1999	0.5552	16,100,000	(16,100,000)	–

All options granted under the Initial Share Option Scheme were lapsed during the year ended 31st March, 2004.

(b) New Share Option Scheme

On 27th August, 2002, the Company adopted a new share option scheme (the " Share Option Scheme") for the purpose of providing incentive or reward to any employees, executives or officers, directors of the Group or any invested entity and any celebrity, consultant, adviser or agent of any member of the Group or any invested entity, who have contributed or will contribute to the growth and development of the Group or any invested entity ("Eligible Person"). The Share Option Scheme will remain in force for a period of ten years from that date.

Under the Share Option Scheme, the directors of the Company may at their discretion grant options to any Eligible Person to subscribe for shares in the Company without consideration. The directors may at their discretion determine the specific exercise period which should expire in any event no later than ten years from date of adoption of the Share Option Scheme. The exercise price is determined by the directors of the Company and will be at least the higher of: (i) the subscription price as is permissible under the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (the "Listing Rules") from time to time; and (ii) the nominal value of the Company's shares.

The maximum number of shares which may be issued upon the exercise of all options to be granted under the Share Option Scheme and any other share option scheme(s) adopted by the Company must not in aggregate exceed 10% of the total number of issued shares of the Company as at its adoption date, i.e. 103,674,492 shares. An ordinary resolution relating to the refreshing of the scheme limit on grant of options under the Share Option Scheme and any other share option scheme(s) of the Company up to 10% of the shares of the Company in issue as at the date of such general meeting, i.e. 134,524,901 shares, representing 9.84% of the issued share capital of the Company as at the date of this report, was passed at the annual general meeting of shareholders of the Company held on 7th September, 2004. Subject to the approval of the shareholders of the Company in general meeting, the limit may be refreshed to 10% of the total number of shares in issue as at the date of approval by the shareholders of the Company in general meeting. Notwithstanding the foregoing, the maximum number of shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the Share Option Scheme and any other share option scheme(s) of the Company must not in aggregate exceed 30% of the total number of shares in issue from time to time.

The maximum number of shares of the Company in respect of which options may be granted to each Eligible Person under the Share Option Scheme and any other share option scheme(s) of the Company (including both exercised, cancelled and outstanding options) in any 12-month period shall not exceed 1% of the total number of shares in issue from time to time unless such grant has been duly approved by shareholders of the Company at general meeting at which the Eligible Person and his associates (as defined in the Listing Rules) abstained from voting. Options granted to a substantial shareholder and/or an independent non-executive director or any of their respective associates (as defined in the Listing Rules) in any 12-month period in excess of 0.10% of total number of shares in issue and have an aggregate value exceeding HK$5 million must be approved by the shareholders of the Company in general meeting in advance.

Details of the share options which were granted under the Share Option Scheme during the year to certain Eligible Persons of the Group to subscribe for shares in the Company are as follows:

			Number of shares of the Company to be issued upon exercise of the share options			
Date of grant	**Exercisable period**	**Exercise price per share** *HK$*	**Outstanding as at 1.4.2004**	**Granted during the year**	**Lapsed during the year**	**Outstanding as at 31.3.2005**
28.12.2004	28.12.2004 to 26.08.2012	1.94	–	22,100,000	–	22,100,000
28.12.2004	28.12.2004 to 26.08.2012	2.20	–	22,100,000	–	22,100,000
			–	44,200,000	–	44,200,000

There is no consideration received during the year from Eligible Persons for taking up the options granted.

The above options were all granted to directors of the Company.

No share options under the Share Option Scheme were outstanding or granted during the year ended 31st March, 2004.

As at 31st March, 2005, the number of shares in respect of outstanding share options granted under the Share Option Scheme was 44,200,000 (2004: Nil), representing 3.23% (2004: Nil) of the shares of the Company in issue as at that date.

35. RESERVES

	Share premium *HK$'000*	Capital reserve *HK$'000*	Accumulated profits *HK$'000*	Total *HK$'000*
THE COMPANY				
At 1st April, 2003	212,031	2,480,000	425,310	3,117,341
Premium on issues of shares	2,895	–	–	2,895
Issue of shares under scrip dividend scheme	(27,258)	–	–	(27,258)
Credit arising on scrip dividends *(note 11)*	–	–	184,409	184,409
Share issue expenses	(298)	–	–	(298)
Profit for the year	–	–	32,962	32,962
Dividends paid	–	–	(338,838)	(338,838)
At 31st March, 2004	187,370	2,480,000	303,843	2,971,213
Issue of shares under scrip dividend scheme	(2,395)	–	–	(2,395)
Credit arising on scrip dividends *(note 11)*	–	–	17,591	17,591
Share issue expenses	(164)	–	–	(164)
Profit for the year	–	–	9,465	9,465
Dividends paid	–	–	(40,717)	(40,717)
At 31st March, 2005	184,811	2,480,000	290,182	2,954,993

The capital reserve of the Company represents the credit arising from the cancellation of share premium upon capital reorganisation. The Company has given a guarantee in favour of, and entered into a letter of undertaking (the "Letter of Undertaking") with, a bank in connection with a loan agreement (the "Loan Agreement") entered into between certain subsidiaries of the Company and the bank. Pursuant to the Letter of Undertaking, so long as any sums remain outstanding under the Loan Agreement, the Company cannot, under certain circumstances, without the prior consent from the bank, reduce or distribute or use the capital reserve including the transfer to any contributed surplus account.

In the opinion of the directors, the Company's reserves available for distribution to shareholders at 31st March, 2005 amounted to approximately HK$290,182,000 (2004: HK$303,843,000).

36. ACQUISITION OF SUBSIDIARIES

During the year, the Company acquired the following subsidiaries:

(a) As mentioned in note 17, the Company entered into a conditional sale and purchase agreement dated 29th March, 2004 with Paul Y. Engineering pursuant to which the Company agreed to dispose of its 100% equity interest in, and shareholder's loan to, Paul Y Construction and certain of its subsidiaries which are principally engaged in civil engineering works, building construction, specialist works, project management and construction management, in exchange for the issuance and allotment of 400,000,000 ordinary shares of HK$0.5 each in Paul Y. Engineering, credited as fully paid, at an issue price of HK$1.0 per share. Details of the transactions are contained in the Company's circular dated 30th November, 2004. The acquisition was completed in January 2005 and Paul Y. Engineering, a company listed on the Hong Kong Stock Exchange and, together with its subsidiaries, is engaged in marble and granite products trading and installation business, then became a subsidiary of the Company.

(b) In April 2004, the Group acquired a 90.1% of the issued share capital of, and shareholder's loan to, Global Achiever Limited for a cash consideration of HK$396,197,000. Global Achiever Limited indirectly holds 60% interest in each of Jiangsu Yangtong Investment and Development Co., Ltd. and Jiangsu Yangkou Port Development and Investment Co., Ltd., which held certain sea area use rights in Jiangsu Province, the PRC for the joint development of a bulk handling port and properties for industrial use. Details of the transaction are contained in the Company's circular dated 5th May, 2004.

(c) In October 2004, the Group acquired the entire equity interest in Redcliff Property Corp. ("Redcliff") and Yetwide Investments Limited ("Yetwide") for an aggregate cash consideration of HK$43,030,000. Both Redcliff and Yetwide are engaged in the property development and sale in Taishan, the PRC.

The above transactions have been accounted for by the purchase method of accounting. The effect of the acquisition is summarised as follows:

	2005	**2004**
	HK$'000	*HK$'000*
Net assets acquired:		
Project under development	1,724,684	–
Property, plant and equipment	471	53,758
Investment securities	389	–
Properties held for sale	82,700	–
Debtors, deposits and prepayments	16,704	–
Unsecured loans receivable	–	3,585
Bank balances and cash	4,649	–
Creditors and accrued expenses	(70,006)	–
Taxation payable	(398)	–
Bank borrowings	(28,275)	–
Deferred taxation	(900,000)	–
Minority interests	(418,389)	–
	412,529	57,343
Goodwill arising on acquisition	60,740	–
Total consideration	473,269	57,343
Satisfied by:		
Cash consideration	448,557	57,343
Dilution of interests in subsidiaries reclassified to minority interests *(note 37)*	24,712	–
	473,269	57,343
Net cash outflow arising on acquisition of subsidiaries:		
Cash paid	(448,557)	(57,343)
Bank balances and cash acquired	4,649	–
	(443,908)	(57,343)

The subsidiaries acquired during the year contributed HK$28,977,000 (2004: Negligible) to the Group's turnover and a loss of HK$5,420,000 (2004: Negligible) to the Group's profit from operations.

37. MAJOR NON-CASH TRANSACTIONS

The Group had the following major non-cash transactions:

(a) additional shares were issued as scrip dividends during the year as set out in note 33; and

(b) the consideration for the acquisition of Paul Y. Engineering was satisfied by the partial disposal of interests in subsidiaries as set out in note 36.

38. RETIREMENT BENEFIT SCHEMES

The Group operates defined contribution retirement benefit schemes for qualifying employees. The assets of the schemes are separately held in funds under the control of trustees.

The cost charged to the income statement represents contributions payable to the funds by the Group at rates specified in the rules of the schemes. Where there are employees who leave the schemes prior to vesting fully in the contributions, the contributions payable by the Group are reduced by the amount of forfeited contributions.

At the balance sheet date, there were no material forfeited contributions which arose upon employees leaving the schemes prior to their interests in the Group's contributions becoming fully vested and which are available to reduce the contributions payable by the Group in future years.

With effective from 1st December, 2000, the Group has joined a mandatory provident fund scheme ("MPF Scheme"). The MPF Scheme is registered with the Mandatory Provident Fund Scheme Authority under the Mandatory Provident Fund Schemes Ordinance. The assets of the MPF Scheme are held separately from those of the Group in funds under the control of an independent trustee. Under the rules of the MPF Scheme, the employer and its employees are each required to make contributions to the scheme at the rates specified in the rules. The only obligation of the Group with respect to MPF Scheme is to make the required contributions under the scheme. No forfeited contribution is available to reduce the contribution payable in the future years.

The retirement benefit scheme contributions arising from the MPF Scheme charged to the income statement represent contributions payable to the funds by the Group at the rates specified in the rules of the scheme.

39. CONTINGENT LIABILITIES

	THE GROUP		THE COMPANY	
	2005	**2004**	**2005**	**2004**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Outstanding performance bonds in respect of construction contracts	310,503	623,257	–	–
Guarantees given to banks and financial institutions in respect of general banking facilities granted to subsidiaries	–	–	903,212	1,174,903
	310,503	623,257	903,212	1,174,903

40. OPERATING LEASE ARRANGEMENTS

(a) The Group as a lessee:

At the balance sheet date, the Group had commitments for future minimum lease payments under non-cancellable operating leases in respect of rented premises which fall due as follows:

	THE GROUP	
	2005	**2004**
	HK$'000	*HK$'000*
Within one year	2,059	809
In the second to fifth year inclusive	3,968	1,607
After five years	407	718
	6,434	3,134

Leases are negotiated, and monthly rentals are fixed, for an average term of two years.

(b) The Group as a lessor:

At the balance sheet date, the Group had contracted with tenants for future minimum lease payments which fall due as follows:

	THE GROUP	
	2005	**2004**
	HK$'000	*HK$'000*
Within one year	28,898	26,391
In the second to fifth year inclusive	18,666	13,826
	47,564	40,217

The properties held have committed tenants for the next two years.

The Company did not have any significant operating lease arrangements at the balance sheet date.

41. PLEDGE OF ASSETS

At 31st March, 2005, certain of the Group's property, plant and equipment, investment properties, and investments in securities with an aggregate value of approximately HK$752,912,000 (2004: HK$668,638,000), the issued shares of certain subsidiaries of the Company, and the Group's benefits under certain construction contracts have been pledged to banks and financial institutions to secure general credit facilities granted to the Group. Facilities amounting to approximately HK$522,819,000 (2004: HK$544,000,000) were utilised as at 31st March, 2005.

42. COMMITMENTS

	THE GROUP	
	2005	**2004**
	HK$'000	*HK$'000*
Expenditure contracted for but not provided in the financial statements in respect of acquisition of:		
– Equity investments	48,126	450,671
– Property, plant and equipment	90,710	–
	138,836	450,671

The Company did not have any significant capital commitment at the balance sheet date.

43. RELATED PARTY TRANSACTIONS AND BALANCES

The Group entered into the following transactions with its related parties during the year:

Class of related party	Nature of transactions	2005 HK$'000	2004 HK$'000
Associates of the Group	Construction works charged by the Group	41,813	182
	Purchase of concrete products by the Group	36	104
	Subcontracting fees charged to the Group	300	5,437
	Interest income charged by the Group	–	7,357
	Service fees charged to the Group	–	308
	Rentals and related building management fee charged by the Group	590	2,074
	Service fees charged to the Group	–	406
	Project management fees charged by the Group	5,285	–
Jointly controlled entities of the Group	Construction works charged by the Group	–	268
	Project management fees charged by the Group	300	–
	Subcontracting fees charged to the Group	7,246	104,734
	Service fees charged by the Group	303	144
	Rentals charged by the Group	–	102
Subsidiaries of ITC	Rentals and related building management fee charged by the Group	577	780
	Purchase of building materials and related installation works by the Group	20	34
	Rental income charged by the Group	420	–
	Service fee charged by the Group	53	–
Associates of ITC	Rentals and related building management fee charged by the Group	4,610	2,930
	Interest income charged by the Group	10,486	13,332
	Service fee charged by the Group	106	–
	Project management fees charged by the Group	330	–
Other related companies	Rental and related building management fee charged by the Group	6,150	6,896
	Interest income charged by the Group	20,943	10,253
	Subcontracting fees charged by the Group	7	1,207
	Purchase of medicine and health products by the Group	–	432
	Service fees charged to the Group	2,120	641
	Sales of property, plant and equipment by the Group	5	–
	Sales of goods by the Group	159	–
Minority shareholder of a subsidiary	Interest charged to the Group	4,833	–

Other related companies are companies under common directorship or common control with ITC.

The above transactions were carried out on the following bases:

(a) Construction works and subcontracting fees were charged at market price or, where no market price was available, at terms determined and agreed by both parties.

(b) Purchase of concrete products and building materials and sale of goods were carried out in accordance with negotiated prices.

(c) Interest was charged by reference to the principal outstanding and at the interest rate determined and agreed by both parties.

(d) Building management fee, service fee and project management fee were charged at pre-agreed rates.

(e) Rentals were charged at pre-agreed fixed monthly amounts.

Details of the balances with associates, jointly controlled entities and related companies at the balance sheet date are set out in notes 18, 19, 25 and 26.

44. PARTICULARS OF PRINCIPAL SUBSIDIARIES, ASSOCIATES AND JOINTLY CONTROLLED ENTITIES

(a) Particulars of the Company's principal subsidiaries at 31st March, 2005 are as follows:

Name of subsidiary	Place of incorporation/ registration	Issued and fully paid share capital/ registered capital	Percentage of issued share capital/ registered capital held by the Company*/ subsidiaries %	Percentage of issued share capital/ registered capital attributable to the Group %	Principal activities
Calisan Developments Limited	British Virgin Islands	US$1 ordinary share	100	100	Investment holding
Century Harbour Limited	British Virgin Islands	US$1 ordinary 1 share	100	100	Investment holding
Corless Limited	British Virgin Islands	US$2 ordinary shares	100	65.17	Investment holding
Cycle Company Limited	Hong Kong	HK$2 ordinary shares	100	100	Property investment and holding
		HK$2 non-voting deferred shares *(note (i) below)*	–	–	
DH Holdings Limited	British Virgin Islands	US$1 ordinary share	100	100	Investment holding
Glory Well Limited	Hong Kong	HK$2 ordinary shares	100	100	Investment holding
Gunnell Properties Limited	British Virgin Islands	US$1 ordinary share	100	100	Property investment and holding
Hamker Concrete Products Limited	Hong Kong	HK$10,000,000 ordinary shares	85	55.39	Manufacturing and trading of concrete products

Name of subsidiary	Place of incorporation/ registration	Issued and fully paid share capital/ registered capital	Percentage of issued share capital/ registered capital held by the Company*/ subsidiaries %	Percentage of issued share capital/ registered capital attributable to the Group %	Principal activities
Hanfull Enterprises Limited	British Virgin Islands	US$1 ordinary share	100	100	Securities investment
Jiangsu Yangtong Investment and Development Co., Ltd.	PRC	US$13,332,000 registered capital *(note (ii) below)*	60	54.06	Port development
Jiangsu Yangkou Port Development and Investment Co., Ltd.	PRC	US$16,650,000 registered capital *(note (ii) below)*	60	54.06	Port development
Nation Cheer Investment Limited	Hong Kong	HK$1,200,000 ordinary shares	100	100	Securities investment and trading
Paul Y. - CREC Engineering Co., Limited	Hong Kong	HK$10 ordinary shares	70	45.62	Civil engineering
Paul Y. - CREC Joint Venture	Hong Kong	– *(note (iii) below)*	70	45.62	Civil engineering
Paul Y. (E & M) Contractors Limited (formerly known as Paul Y. - ITC (E & M) Contractors Limited)	Hong Kong	HK$20,000,000 ordinary shares	99.9998	65.17	Provision of electrical, mechanical and building services
Paul Y. Builders Group Limited (formerly known as Paul Y. - ITC Construction Group Limited)	Hong Kong	HK$2 ordinary shares	100	65.17	Investment holding
		HK$1,000,000 non-voting deferred shares *(note (v) below)*	–	–	
Paul Y. Builders Limited (formerly known as Paul Y. - ITC Construction Limited)	Hong Kong	HK$102,000,000 ordinary shares	100	65.17	Building construction
Paul Y. Construction & Engineering Co. Limited (formerly known as Paul Y. - ITC Construction & Engineering Co. Limited)	Hong Kong	HK$42,000,000 ordinary shares	100	65.17	Building construction and specialist works
Paul Y. Engineering Group Limited (formerly known as Skynet (International Group) Limited)	Bermuda	HK$288,350,000	65.17	65.17	Investment holding
Paul Y. General Contractors Limited (formerly known as Paul Y. - ITC General Contractors Limited)	Hong Kong	HK$36,000,000 ordinary shares	100	65.17	Civil engineering and building construction

Name of subsidiary	Place of incorporation/ registration	Issued and fully paid share capital/ registered capital	Percentage of issued share capital/ registered capital held by the Company*/ subsidiaries	attributable to the Group	Principal activities
			%	%	
Paul Y. Interior Contractors Limited (formerly known as Paul Y. - ITC Interior Contractors Limited)	Hong Kong	HK$2 ordinary shares	100	65.17	Interior decoration works
Paul Y. - ITC Investments Group Limited	British Virgin Islands	US$1 ordinary share	100*	100	Investment holding
Paul Y. - ITC Management Limited	Hong Kong	HK$2 ordinary shares	100	100	Management services
Paul Y. Plant Hire Limited (formerly known as Paul Y. - ITC Plant Hire Limited)	Hong Kong	HK$2 ordinary shares	100	65.17	Hire of motor vehicles and plant and machinery
Paul Y. Building Management Limited	Hong Kong	HK$2 ordinary shares	100	100	Property management services
Paul Y. Construction Company, Limited	Hong Kong	HK$2 ordinary shares	100	65.17	Civil engineering, building construction and investment holding
		HK$50,000,000 non-voting preferred shares *(note (iv) below)*	–	–	
Paul Y. Construction (China) Limited	PRC	RMB60,000,000 registered capital	100	65.17	Civil engineering and building construction
Paul Y. Foundation Holdings Limited	British Virgin Islands	US$1 ordinary share	100	65.17	Investment holding
Paul Y. Foundation Limited	Hong Kong	HK$10,000,000 ordinary shares	100	65.17	Civil engineering and foundation works
Paul Y. Management Limited	Hong Kong	HK$2 ordinary shares	100	65.17	Management and secretarial services
Paul Y. Project Management International Limited	Hong Kong	HK$2 ordinary shares	100	65.17	Project management services and investment holding
Paul Y. Properties Group Limited	British Virgin Islands	US$1 ordinary share	100*	100	Investment holding
Paul Y. Tunnel Engineering Co. Limited	Hong Kong	HK$2 ordinary shares	100	65.17	Civil engineering
Tai Shan Paul Y. Construction Co., Ltd.	PRC	US$5,005,340 registered capital *(note (ii) below)*	100	65.17	Civil engineering and building construction
Unicon Concrete Products (HK) Limited	Hong Kong	HK$12,000,002 ordinary shares	100	65.17	Manufacturing and trading of concrete products

Name of subsidiary	Place of incorporation/ registration	Issued and fully paid share capital/ registered capital	Percentage of issued share capital/ registered capital held by the Company*/ subsidiaries	attributable to the Group	Principal activities
			%	%	
Unistress Concrete Products (H.K.) Limited	Hong Kong	HK$200 ordinary shares	100	65.17	Manufacturing and trading of concrete products
		HK$1,000,000 non-voting deferred shares *(note (v) below)*	100	65.17	
Unistress Group Limited	British Virgin Islands	US$1 ordinary share	100	65.17	Investment holding
Winstate Limited	British Virgin Islands	US$1 ordinary share	100	100	Vessel owning

All of the above subsidiaries operate in Hong Kong except Hamker Concrete Products Limited, Jiangsu Yangtong Investment and Development Co., Ltd., Jiangsu Yangkou Port Development and Investment Co., Ltd. and Tai Shan Paul Y. Construction Co., Ltd., all of which operate in the PRC.

All of the above subsidiaries are private limited companies except Paul Y. - CREC Joint Venture which is an unincorporated business and Paul Y. Engineering Group Limited which is listed in Hong Kong.

Notes:

(i) The holders of the non-voting deferred shares are not entitled to vote, are not entitled to any dividends unless the net profits of the company available for dividend exceed HK$100,000,000,000,000 in which case they should be entitled to a fixed non-cumulative dividend at the rate of 5% per annum for any financial year and are, on winding up, only entitled out of the surplus assets of the company to a return of the capital after a total sum of HK$100,000,000,000,000 has been distributed to the holders of the ordinary shares of the company.

(ii) All of those subsidiaries are the sino-foreign equity joint venture companies.

(iii) No capital has been contributed by the joint venture partners of the joint venture.

(iv) The holders of the non-voting preferred shares are not entitled to vote, are not entitled to any dividends unless the net profits of the company available for dividend exceed HK$100,000,000,000 in which case they should be entitled to a fixed non-cumulative dividend at the rate of 5% per annum for any financial year and are, on winding up, only entitled out of the surplus assets of the company to a return of the capital after a total sum of HK$10,000,000,000 has been distributed to the holders of the ordinary shares of the company.

(v) The holders of the non-voting deferred shares are not entitled to vote, are not entitled to any dividends for any financial year and are, on winding up or otherwise, only entitled out of the surplus assets of the company to a return of the capital after a total sum of HK$100,000,000,000,000 has been distributed to the holders of the ordinary shares of the company.

(b) Particulars of the Company's principal associates at 31st March, 2005 are as follows:

Name of associate	Place of incorporation/ registration	Issued and fully paid share capital/ registered capital	Percentage of issued share capital/registered capital attributable to the Group	Principal activities
			%	
China Strategic Holdings Limited ("China Strategic")	Hong Kong	HK$88,159,508.70 ordinary shares	29.4	Investment holding
CSCEC - Paul Y. Construction Company Limited	PRC	US$10,000,000 registered capital *(note below)*	20.4	Civil engineering and building construction
Paul Y. - CREC Construction Co., Limited	Hong Kong	HK$100 ordinary shares	32.6	Civil engineering
Zhujiang Kwan On Concrete Products Co., Ltd.	PRC	RMB6,320,000 registered capital *(note below)*	32.6	Manufacturing and trading of concrete products
Zhong Yu - Paul Y. Project Management Company Limited	PRC	US$500,000 registered capital *(note below)*	26.1	Project management and consultancy services

All of the above associates are private limited companies except China Strategic which is listed in Hong Kong.

All of the above associates are held by the Company indirectly.

Note: The company is a Sino-foreign equity joint venture company.

(c) Particulars of the Company's jointly controlled entities at 31st March, 2005 are as follows:

Name of jointly controlled entity	Place of incorporation	Issued and fully paid share capital	Percentage of issued share capital attributable to the Group	Principal activities
			%	
DL & PY JV Limited	Hong Kong	HK$2 ordinary shares	32.6	Civil engineering
Paul Y. - Penta-Ocean Joint Venture	Hong Kong	- *(note below)*	32.6	Civil engineering

Note: No capital has been contributed by the joint venture partners, although the Group has contributed working capital to this joint venture.

The above tables list the subsidiaries and associates of the Company which, in the opinion of the directors, principally affected the results for the year or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries and associates would, in the opinion of the directors, result in particulars of excessive length.

3. UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS OF THE GROUP

The following is the unaudited condensed consolidated financial statements of the Group for the six months ended 30 September 2005 as extracted from the Company's interim report for the six months ended 30 September 2005.

CONDENSED CONSOLIDATED INCOME STATEMENT

for the six months ended 30 September 2005

		Unaudited Six months ended 30 September	
		2005	**2004**
	Notes	*HK$'000*	*HK$'000*
Turnover	4	1,791,511	1,678,883
Cost of sales		(1,645,900)	(1,588,366)
Gross profit		145,611	90,517
Other income	5	101,906	21,829
Increase in fair value of investment properties		85,400	–
Administrative expenses		(81,369)	(63,152)
Other expenses		(74,194)	(9,722)
Finance costs		(6,020)	(2,900)
Loss on disposal of subsidiaries		(82)	–
Write back of impairment loss on interest in an associate		23,289	–
Loss on dilution of interests in associates		–	(15,004)
Share of results of associates		(22,080)	25,673
Share of results of jointly controlled entities		2,101	118
Profit before taxation	6	174,562	47,359
Taxation	7	(9,421)	(8,827)
Profit for the period		165,141	38,532
Attributable to:			
Equity holders of the Company		149,280	38,144
Minority interests		15,861	388
		165,141	38,532
Dividends	8	20,380	20,538
Earnings per share – Basic	9	10.9 cents	2.8 cents

CONDENSED CONSOLIDATED BALANCE SHEET
at 30 September 2005

	Notes	Unaudited 30.9.2005 HK$'000	Audited 31.3.2005 HK$'000 (Restated)
NON-CURRENT ASSETS			
Property, plant and equipment	10	222,268	237,278
Investment properties	10	540,400	455,000
Project under development	11	1,838,003	1,772,455
Prepaid land lease payments		129,981	131,576
Goodwill		61,646	61,646
Interests in associates	12	415,383	381,209
Interests in jointly controlled entities		11,645	9,544
Investments in securities		–	1,778
Available-for-sale investments		2,060	–
Loans receivable – due after one year		1,508	1,508
Amounts due from related companies – due after one year		779	779
Other long term investments		15,841	15,481
Deferred tax assets		1,680	1,680
		3,241,194	3,069,934
CURRENT ASSETS			
Amounts due from customers for contract works		192,529	185,188
Debtors, deposits and prepayments	13	1,098,666	1,586,246
Properties held for sale		78,245	91,278
Project under development	11	34,200	34,011
Prepaid land lease payments		3,190	3,190
Loans receivable – due within one year		100,000	190,401
Investment in securities		–	173,284
Investments held for trading		55,512	–
Amounts due from related companies		240,077	346,102
Amounts due from associates		181,750	168,683
Taxation recoverable		134	7,506
Short term bank deposits, bank balances and cash		671,681	1,254,556
		2,655,984	4,040,445
CURRENT LIABILITIES			
Amounts due to customers for contract works		441,885	435,198
Creditors and accrued expenses	14	825,520	1,076,195
Amounts due to associates		2,907	2,804
Amounts due to jointly controlled entities		20,766	20,766
Amount due to a minority shareholder		1,368	104,833
Loan from a minority shareholder		172,697	–
Dividend payable		32,487	–
Taxation payable		2,342	1,882
Bank borrowings – due within one year		259,420	289,960
		1,759,392	1,931,638
NET CURRENT ASSETS		896,592	2,108,807
TOTAL ASSETS LESS CURRENT LIABILITIES		4,137,786	5,178,741
NON-CURRENT LIABILITIES			
Loan from a minority shareholder		–	241,000
Bank borrowings – due after one year		296,875	300,000
Deferred tax liabilities		927,373	923,020
		1,224,248	1,464,020
		2,913,538	3,714,721
CAPITAL AND RESERVES			
Share capital	15	135,868	136,920
Reserves		2,237,599	3,041,906
Equity attributable to equity holders of the Company		2,373,467	3,178,826
Minority interests		540,071	535,895
TOTAL EQUITY		2,913,538	3,714,721

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the six months ended 30 September 2005

	Attributable to equity holders of the Company										
	Share capital HK$'000	Share premium HK$'000	Special reserve HK$'000	Capital reserve HK$'000	Investment revaluation reserve HK$'000	Other reserve HK$'000	Translation reserve HK$'000	Accumulated (losses) profits HK$'000	Sub-total HK$'000	Minority interests HK$'000	Total HK$'000
At 1 April 2005											
– as originally stated	136,920	184,811	124,695	2,480,000	–	–	(561)	253,898	3,179,763	535,895	3,715,658
– effect of changes in accounting policies (*Note 3*)	–	–	–	–	–	(1,113)	–	28,530	27,417	530	27,947
– as restated	136,920	184,811	124,695	2,480,000	–	(1,113)	(561)	282,428	3,207,180	536,425	3,743,605
Exchange difference arising from translation of overseas operations	–	–	–	–	–	–	4,776	–	4,776	–	4,776
Deficit on revaluation of investments	–	–	–	–	(1,075)	–	–	–	(1,075)	(163)	(1,238)
Share of other reserve of an associate	–	–	–	–	–	6,149	–	–	6,149	–	6,149
Share of translation reserve of an associate	–	–	–	–	–	–	(678)	–	(678)	–	(678)
Net income (expense) recognised directly in equity	–	–	–	–	(1,075)	6,149	4,098	–	9,172	(163)	9,009
Profit for the period	–	–	–	–	–	–	–	149,280	149,280	15,861	165,141
Total recognised income and expense for the period	–	–	–	–	(1,075)	6,149	4,098	149,280	158,452	15,698	174,150
Share repurchase	(1,052)	(13,556)	–	–	–	–	–	–	(14,608)	–	(14,608)
Transferred from capital reserve	–	–	–	(2,480,000)	–	–	–	2,480,000	–	–	–
Dividends paid and payable	–	–	–	–	–	–	–	(977,557)	(977,557)	(12,052)	(989,609)
At 30 September 2005	135,868	171,255	124,695	–	(1,075)	5,036	3,537	1,934,151	2,373,467	540,071	2,913,538
At 1 April 2004	134,525	187,370	124,933	2,480,000	–	6,521	83,356	(245,833)	2,770,872	10,448	2,781,320
Exchange difference arising from translation of overseas operations	–	–	–	–	–	–	(29,063)	–	(29,063)	–	(29,063)
Share of other reserves of an associate	–	–	–	–	–	7	–	–	7	–	7
Share of translation reserve of an associate	–	–	–	–	–	–	(1,493)	–	(1,493)	–	(1,493)
Net income (expense) recognised directly in equity	–	–	–	–	–	7	(30,556)	–	(30,549)	–	(30,549)
Profit for the period	–	–	–	–	–	–	–	38,144	38,144	388	38,532
Realised on dilution of interests in associates	–	–	–	–	–	(185)	(190)	–	(375)	–	(375)
Total recognised income and expense for the period	–	–	–	–	–	(178)	(30,746)	38,144	7,220	388	7,608
Share issue expenses	–	(26)	–	–	–	–	–	–	(26)	–	(26)
Acquisition of subsidiaries	–	–	–	–	–	–	–	–	–	363,229	363,229
Dividends paid	–	–	–	–	–	–	–	(20,179)	(20,179)	–	(20,179)
At 30 September 2004	134,525	187,344	124,933	2,480,000	–	6,343	52,610	(227,868)	2,757,887	374,065	3,131,952

Other reserve represents the statutory reserves required by the relevant rules and regulations of the People's Republic of China applicable to the Company's associates.

CONDENSED CONSOLIDATED CASH FLOW STATEMENT
for the six months ended 30 September 2005

	Unaudited Six months ended 30 September 2005 HK$'000	2004 HK$'000
NET CASH FROM OPERATING ACTIVITIES	167,411	65,927
NET CASH FROM (USED IN) INVESTING ACTIVITIES	335,331	(246,905)
NET CASH (USED IN) FROM FINANCING ACTIVITIES		
Dividends paid	(957,122)	–
Repayment of bank borrowings	(269,126)	(31,850)
New bank borrowings raised	221,139	10,000
Loan repaid to minority shareholders	(68,303)	(4,630)
Loan advanced from a minority shareholder	–	241,000
Payment for repurchase of shares	(14,478)	–
Share repurchase expenses	(130)	(26)
Interest paid	(11,919)	(4,389)
Amount repaid to a jointly controlled entity	–	(34,824)
	(1,099,939)	175,281
NET DECREASE IN CASH AND CASH EQUIVALENTS	(597,197)	(5,697)
CASH AND CASH EQUIVALENTS BROUGHT FORWARD	1,247,572	233,207
CASH AND CASH EQUIVALENTS CARRIED FORWARD	650,375	227,510
ANALYSIS OF THE BALANCES OF CASH AND CASH EQUIVALENTS		
Short term bank deposits, bank balances and cash	671,681	239,534
Bank overdrafts	(21,306)	(12,024)
	650,375	227,510

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

for the six months ended 30 September 2005

1. BASIS OF PREPARATION

The condensed consolidated financial statements have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA").

2. SIGNIFICANT ACCOUNTING POLICIES

The condensed consolidated financial statements have been prepared on the historical cost basis, except for certain properties and financial instruments, which are measured at fair values or revalued amounts, as appropriate.

The accounting policies used in the condensed consolidated financial statements are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31 March 2005, except that, in the current period, the Group has applied, for the first time, a number of new Hong Kong Financial Reporting Standards ("HKFRSs"), HKASs and Interpretations ("Int") (hereinafter collectively referred to as "new HKFRSs") issued by the HKICPA that are effective for accounting periods beginning on or after 1 January 2005. The application of the new HKFRSs has resulted in a change in the presentation of the income statement, balance sheet and the statement of changes in equity. In particular, the presentation of minority interests and share of tax of associates/jointly controlled entities have been changed. The changes in presentation have been applied retrospectively. In addition, the adoption of the new HKFRSs has resulted in changes to the Group's accounting policies in the following areas that have an effect on how the results for the current or prior accounting periods are prepared and presented:

Share-based payment

In the current year, the Group has applied HKFRS 2 "Share-based Payment" which requires an expense to be recognised where the Group buys goods or obtains services in exchange for shares or rights over shares ("equity-settled transactions"), or in exchange for other assets equivalent in value to a given number of shares or rights over shares ("cash-settled transactions"). The principal impact of HKFRS 2 on the Group is in relation to the expensing of the fair value of share options granted to directors and employees of the Group, determined at the date of grant of the share options, over the vesting period. Prior to the application of HKFRS 2, the Group did not recognise the financial effect of these share options until they were exercised. The Group has applied HKFRS 2 to share options granted on or after 1 April 2005. In relation to share options granted before 1 April 2005, the Group chooses not to apply HKFRS 2 with respect to share options granted on or before 7 November 2002 and share options that were granted after 7 November 2002 and had vested on 1 April 2005 in accordance with the relevant transitional provisions. As all the share options had vested before 1 April 2005, the adoption of HKFRS 2 has had no material effect on the results for the current or prior periods. Accordingly, no prior period adjustment has been required.

Business combinations

In the current period, the Group has applied HKFRS 3 "Business Combinations" which is effective for business combinations for which the agreement date is on or after 1 January 2005. The principal effects of the application of HKFRS 3 to the Group are summarised below:

Goodwill

In previous periods, goodwill arising on acquisitions before 1 April 2005 was capitalised and amortised over its estimated useful life. In the current period, the Group has applied the relevant transitional provisions in HKFRS 3 pursuant to which the Group has discontinued amortising such goodwill from 1 April 2005 onwards and goodwill will be tested for impairment at least annually. Goodwill arising on acquisitions after 1 January 2005 is measured at cost less accumulated impairment losses (if any) after initial recognition. As a result of this change in accounting policy, no amortisation of goodwill has been charged in the current period. Comparative figures have not been restated.

2. **SIGNIFICANT ACCOUNTING POLICIES – continued**

Leasehold interest in land and sea use rights

In previous periods, owner-occupied leasehold land and buildings were included in property, plant and equipment and measured using the cost model. In the current period, the Group has applied HKAS 17 "Leases". Under HKAS 17, the land and buildings elements of a lease of land and buildings are considered separately for the purposes of lease classification, unless the lease payments cannot be allocated reliably between the land and buildings elements, in which case, the entire lease is generally treated as a finance lease. To the extent that the allocation of the lease payments between the land and buildings elements can be made reliably, the leasehold interests in land are reclassified to "prepaid lease payments" under operating leases, which are carried at cost and amortised over the lease term on a straight-line basis. This change in accounting policy has been applied retrospectively. Alternatively, where the allocation between the land and buildings elements cannot be made reliably, the leasehold interests in land continue to be accounted for as property, plant and equipment.

Previously, sea use rights held for undetermined future use were carried at cost less impairment. Under HKAS 17, such sea use rights are classified as prepaid lease payments under operating leases, carried at cost and amortised on a straight-line basis over the lease term. In the absence of any specific transitional provisions in HKAS 17, such change in accounting policy has been applied retrospectively. Comparative figures have been adjusted in order to reflect the cumulative amortisation charge for the sea use rights. The amortisation charge is included as part of the development cost of the project.

Investment properties

In the current period, the Group has applied HKAS 40 "Investment Property" and has elected to use the fair value model to account for its investment properties which requires gains or losses arising from changes in the fair value of investment properties to be recognised directly in profit or loss for the period in which they arise. In previous periods, investment properties under SSAP 13 "Accounting for Investment Properties" were measured at open market values, with revaluation surplus or deficit credited or charged to investment property revaluation reserve unless the balance on this reserve was insufficient to cover a revaluation decrease, in which case the excess of the revaluation decrease over the balance on the investment property revaluation reserve was charged to the income statement. Where a decrease had previously been charged to the income statement and a revaluation increase subsequently arose, that increase was credited to the income statement to the extent of the decrease previously charged. The adoption of HKAS 40 has had no material effect on the results for the current or prior periods. Accordingly, no prior period adjustment has been required.

Financial instruments

In the current period, the Group has applied HKAS 32 "Financial Instruments: Disclosure and Presentation" and HKAS 39 "Financial Instruments: Recognition and Measurement". HKAS 32 requires retrospective application. The application of HKAS 32 has had no material effect on the presentation of financial instruments in the financial statements of the Group. HKAS 39, which is effective for accounting periods beginning on or after 1 January 2005, generally does not permit to recognise, derecognise or measure financial assets and liabilities on a retrospective basis. The principal effects resulting from the implementation of HKAS 39 are summarised below:

Classification and measurement of financial assets and financial liabilities

The Group has applied the relevant transitional provisions in HKAS 39 with respect to classification and measurement of financial assets and financial liabilities that are within the scope of HKAS 39.

By 31 March 2005, the Group classified and measured its equity securities in accordance with the benchmark treatment of Statement of Standard Accounting Practice 24 "Accounting for Investments in Securities" ("SSAP 24"). Under SSAP 24, investments in equity securities are classified as "investment securities" or "other investments" as appropriate. "Investment securities" are carried at cost less impairment losses (if any) while "other investments" are measured at fair value, with unrealised gains or losses included in the profit or loss. From 1 April 2005 onwards, the Group has classified and measured its equity securities in accordance with HKAS 39. Under HKAS 39, financial assets are classified as "financial assets at fair value through profit or loss" or "available-for-sale financial assets". The classification depends on the purpose for which the assets are acquired. "Financial assets at fair value through profit or loss" and "available-for-sale financial assets" are carried at fair value, with changes in fair values recognised in income statement and equity, respectively. Balance of the Group's investment securities was remeasured at fair value with an adjustment of HK$1,521,000 to the previous carrying amounts of assets and the Group's accumulated profits at 1 April 2005, which will be released to the income statement upon disposal or impairment of the relevant available-for-sale investments.

2. **SIGNIFICANT ACCOUNTING POLICIES – continued**

Financial instruments – continued

Financial assets and financial liabilities other than debt and equity securities

From 1 April 2005 onwards, the Group classifies and measures its financial assets and financial liabilities other than debt and equity securities (which were previously outside the scope of SSAP 24) in accordance with the requirements of HKAS 39. Under HKAS 39, financial assets are classified as "financial assets at fair value through profit or loss", "available-for-sale financial assets", "loans and receivables" or "held-to-maturity financial assets". Financial liabilities are generally classified as "financial liabilities at fair value through profit or loss" or "financial liabilities other than financial liabilities at fair value through profit or loss (other financial liabilities)". "Other financial liabilities" are carried at amortised cost using the effective interest method.

3. **SUMMARY OF THE EFFECTS OF CHANGES IN ACCOUNTING POLICIES**

The financial effects of the changes in accounting policies described above are summarised as follows:

(a) **Effects on the results for the current and prior periods:**

	Six months ended 30 September 2005 *HK$'000*	2004 *HK$'000*
Decrease in amortisation of goodwill	3,712	–
Increase in share of loss of an associate	(14,217)	–
Decrease in profit for the period	(10,505)	–

(b) **Effects on the balance sheet as at 31 March 2005 and 1 April 2005:**

	As at 31.3.2005 *HK$'000* *(originally stated)*	Effect of HKAS 17 *HK$'000*	Share of effect of changes in accounting policies on an associate *HK$'000* *(Note)*	As at 31.3.2005 *HK$'000* *(restated)*	Effect of HKAS 39 *HK$'000*	Share of effect of changes in accounting policies on an associate *HK$'000* *(Note)*	As at 1.4.2005 *HK$'000* *(restated)*
Effects on assets and liabilities:							
Property, plant and equipment	372,044	(134,766)	–	237,278	–	–	237,278
Project under development							
– non-current	1,806,466	(34,011)	–	1,772,455	–	–	1,772,455
– current	–	34,011	–	34,011	–	–	34,011
Prepaid land lease payments							
– non-current	–	131,576	–	131,576	–	–	131,576
– current	–	3,190	–	3,190	–	–	3,190
Interests in associates	382,146	–	(937)	381,209	–	27,363	408,572
Investments in securities							
– non-current	1,778	–	–	1,778	(1,778)	–	–
– current	173,284	–	–	173,284	(173,284)	–	–
Available-for-sale investments	–	–	–	–	3,299	–	3,299
Investments held for trading	–	–	–	–	173,284	–	173,284
	2,735,718	–	(937)	2,734,781	1,521	27,363	2,763,665
Effects on equity:							
Other reserve	–	–	–	–	–	(1,113)	(1,113)
Accumulated profits	253,898	–	(937)	252,961	991	28,476	282,428
Minority interests	535,895	–	–	535,895	530	–	536,425
	789,793	–	(937)	788,856	1,521	27,363	817,740

Note:

The share of effect of changes in accounting policies arose from the adoption of Int 2 "The Appropriate Accounting Policies for Hotel Properties", HKAS 39 "Financial Instruments: Recognition and Measurement" and HKFRS 3 "Business Combinations" by the Group's associate.

4. SEGMENT INFORMATION

For management purposes, the Group's operations are currently organised into seven operating divisions namely building construction, civil engineering, project management, facilities management, port and infrastructure development, treasury investment and property investment. These divisions are the basis on which the Group reports its primary segment information.

Business segment information for the six months ended 30 September 2005 is presented below:

	Building construction *HK$'000*	Civil engineering *HK$'000*	Project management *HK$'000*	Facilities management *HK$'000*	Treasury investment *HK$'000*	Property investment *HK$'000*	Others *HK$'000*	Eliminations *HK$'000*	Consolidated *HK$'000*
TURNOVER									
External	1,008,967	438,146	6,044	1,919	307,639	28,796	-	-	1,791,511
Inter-segment	-	50,210	-	-	-	9,659	-	(59,869)	-
Total	1,008,967	488,356	6,044	1,919	307,639	38,455	-	(59,869)	1,791,511
RESULT									
Segment result	37,356	14,270	3,899	1,702	33,776	14,656	-		105,659
Interest income									17,477
Increase in fair value of investment properties	-	-	-	-	-	85,400	-	-	85,400
Unallocated corporate expenses									(31,182)
Finance costs									(6,020)
Loss on disposal of subsidiaries									(82)
Write back of impairment loss on interest in an associate	-	-	-	-	23,289	-	-	-	23,289
Share of results of associates	620	31	608	-	(23,339)	-	-	-	(22,080)
Share of results of jointly controlled entities	260	1,841	-	-	-	-	-	-	2,101
Profit before taxation									174,562

Business segment information for the six months ended 30 September 2004 is presented below:

	Building construction *HK$'000*	Civil engineering *HK$'000*	Project management *HK$'000*	Facilities management *HK$'000*	Treasury investment *HK$'000*	Property investment *HK$'000*	Others *HK$'000*	Eliminations *HK$'000*	Consolidated *HK$'000*
TURNOVER									
External	1,251,056	406,565	-	-	-	21,262	-	-	1,678,883
Inter-segment	-	1,810	-	-	-	7,876	-	(9,686)	-
Total	1,251,056	408,375	-	-	-	29,138	-	(9,686)	1,678,883
RESULT									
Segment result	17,047	30,267	-	-	-	8,481	-		55,795
Interest income									20,344
Unallocated corporate expenses									(36,667)
Finance costs									(2,900)
Loss on dilution of interests in associates	-	-	-	-	-	-	(15,004)	-	(15,004)
Share of results of associates	1,938	(5)	-	-	-	-	23,740	-	25,673
Share of results of jointly controlled entities	-	118	-	-	-	-	-	-	118
Profit before taxation									47,359

Inter-segment revenue is charged at market price or, where no market price is available, at terms determined and agreed by both parties.

There is no contribution to the Group's turnover and results from business segment of port and infrastructure development during both periods.

5. OTHER INCOME

	Six months ended 30 September	
	2005	2004
	HK$'000	*HK$'000*
Gain on disposal of investment properties	–	1,129
Interest income	17,477	20,344
Recovery of interest and legal expenses in connection with a court action against an ex-shareholder of a former associate	79,928	–
Dividend income	–	356
Write back of allowance for doubtful debts	4,501	–
	101,906	21,829

6. PROFIT BEFORE TAXATION

Profit before taxation has been arrived at after charging:

	Six months ended 30 September	
	2005	2004
	HK$'000	*HK$'000*
Depreciation and amortisation of property, plant and equipment		
Owned assets	19,318	27,958
Less: Amount capitalised in respect of contracts in progress	(1,215)	(799)
	18,103	27,159
Amortisation of goodwill (included in administrative expenses)	–	1,153
Decrease in fair value of investments held for trading	4,029	–
Loss on disposal of investments in securities	–	1,579
Unrealised holding loss on listed other investments	–	8,143
Share of taxation of associates (included in share of results of associates)	446	23,108
Share of taxation of jointly controlled entities (included in share of results of jointly controlled entities)	390	–

7. TAXATION

	Six months ended 30 September	
	2005	2004
	HK$'000	*HK$'000*
The charge comprises:		
Hong Kong Profits Tax:		
Current period	1,871	21
Underprovision in prior periods	3,197	–
	5,068	21
Overseas taxation	–	1,177
Deferred taxation	4,353	7,629
	9,421	8,827

Hong Kong Profits Tax is calculated at the rate of 17.5% (2004: 17.5%) on the estimated assessable profits for the period.

Overseas taxation is calculated at the rates prevailing in the respective jurisdictions.

8. DIVIDENDS

	Six months ended 30 September	
	2005	**2004**
	HK$'000	*HK$'000*
Interim dividend – 1.5 cent (2004: 1.5 cent) per share	20,380	20,538

The amount of the interim dividend declared for the six months ended 30 September 2005 has been calculated by reference to the 1,358,675,436 issued ordinary shares outstanding as at 30 September 2005.

A special cash dividend of HK70 cents per share amounting to approximately HK$957,177,000 (six months ended 30 September 2004: Nil) was declared by the board of directors and was paid during the period. In addition, a final dividend of HK1.5 cents (year ended 31 March 2004: HK1.5 cents) per share amounting to approximately HK$20,380,000 for the year ended 31 March 2005, was approved by, and became payable to, the shareholders during the period.

9. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share attributable to the equity holders of the Company for the period is based on the following data:

	Six months ended 30 September	
	2005	**2004**
	HK$'000	*HK$'000*
Earnings:		
Earnings for the purposes of basic earnings per share	149,280	38,144
Number of shares:		
Weighted average number of ordinary shares for the purposes of basic earnings per share	1,365,282,332	1,345,249,019

No diluted earnings per share has been presented for both periods as the exercise prices of the Company's share options were higher than the average market price per share for the six months ended 30 September 2005 and no potential ordinary shares were outstanding during the six months ended 30 September 2004.

10. PROPERTY, PLANT AND EQUIPMENT, AND INVESTMENT PROPERTIES

During the period, the Group spent approximately HK$7,848,000 (2004: HK$4,143,000) on property, plant and equipment to expand and upgrade its operating capacity. The Group also disposed of property, plant and equipment with an aggregate carrying value of approximately HK$2,912,000 (2004: HK$2,373,000).

Investment properties were valued at their open market values at 30 September 2005 by an independent professional valuer on an open market existing use basis. This revaluation gave rise to an increase of HK$85,400,000 which was credited to the income statement during the period.

11. PROJECT UNDER DEVELOPMENT

	30.9.2005	**31.3.2005**
	HK$'000	*HK$'000*
Sea use rights	1,662,216	1,669,907
Development costs	209,987	136,559
	1,872,203	1,806,466
Less: Current portion of sea use rights shown under current assets	(34,200)	(34,011)
Amount shown under non-current assets	1,838,003	1,772,455

The development project is located in Jiangsu Province, the People's Republic of China.

12. INTERESTS IN ASSOCIATES

	30.9.2005 HK$'000	31.3.2005 HK$'000
Share of net assets:		
Listed shares in Hong Kong	380,521	370,977
Unlisted shares	38,487	37,146
	419,008	408,123
Less: Impairment loss recognised	(3,625)	(26,914)
	415,383	381,209
Market value of listed shares in Hong Kong	214,820	139,763

The listed shares in Hong Kong represent the Group's 29.36% (31.3.2005: 29.36%) equity interest in China Strategic Holdings Limited ("China Strategic"). The Group's share of net assets in China Strategic at 30 September 2005 is calculated based on their net assets at 30 June 2005 as shown in its latest published interim report.

During the period, the directors have assessed the estimated recoverable amount of China Strategic based on the terms of the scheme of group reorganisation as set out in its circular dated 10 September 2005. Accordingly, an impairment loss of HK$23,289,000 previously recognised has been written back in the income statement.

13. DEBTORS, DEPOSITS AND PREPAYMENTS

The Group's credit terms for contracting business are negotiated at terms determined and agreed with its trade customers. Trade debtors arising from property leasing business are payable monthly in advance and the credit terms granted by the Group to other trade debtors normally range from 30 days to 90 days.

The following is an aged analysis of trade debtors at the reporting date:

	30.9.2005 HK$'000	31.3.2005 HK$'000
Within 90 days	248,511	329,058
More than 90 days and within 180 days	16,345	2,839
More than 180 days	67,600	67,663
	332,456	399,560

Included in debtors, deposits and prepayments is an amount of approximately HK$132,164,000 (31.3.2005: HK$449,174,000) which represents the balance of proceeds from disposal of interest in Downer EDI Limited ("Downer"), a former associate of the Group, deposited with a broker in Australia. The amount was withheld by the Australian Taxation Office until the clearance of all tax liabilities arising from the disposal of Downer's shares. During the period, an amount of approximately HK$317,010,000 was paid to the Australian Taxation Office out of the deposits with the broker.

14. CREDITORS AND ACCRUED EXPENSES

The following is an aged analysis of trade creditors at the reporting date:

	30.9.2005 HK$'000	31.3.2005 HK$'000
Within 90 days	214,699	218,556
More than 90 days and within 180 days	4,976	1,129
More than 180 days	14,741	17,058
	234,416	236,743

15. SHARE CAPITAL

	Issued and fully paid	
	Number of shares	Value *HK$'000*
Ordinary shares of HK$0.1 each:		
At 1 April 2005	1,369,195,436	136,920
Shares repurchased and cancelled	(10,520,000)	(1,052)
At 30 September 2005	1,358,675,436	135,868

16. DISPOSAL OF SUBSIDIARIES

During the period, the Group disposed of certain subsidiaries which were engaged in property development.

The effects of the disposals are summarised as follows:

	Six months ended 30 September	
	2005 *HK$'000*	2004 *HK$'000*
Net assets disposed of	82,277	–
Loss on disposal of subsidiaries	(82)	–
Total consideration	82,195	–
Satisfied by:		
Cash	75,360	–
Balance of consideration included in debtors, deposits and prepayments	6,835	–
	82,195	–
Net cash inflow arising on disposal:		
Cash received	75,360	–
Bank balances and cash disposed of	(5,887)	–
	69,473	–

The subsidiaries disposed of did not make any significant contribution to the results of the Group during the period.

17. CONTINGENT LIABILITIES

	30.9.2005 *HK$'000*	31.3.2005 *HK$'000*
Outstanding performance bonds in respect of construction contracts	130,908	310,503

18. COMMITMENTS

	30.9.2005	31.3.2005
	HK$'000	*HK$'000*
Expenditure contracted for but not provided for in the financial statements in respect of acquisition of:		
– Property, plant and equipment	41,388	90,710
– Equity investments	–	48,126
	41,388	138,836

In addition, the Group entered into a conditional agreement dated 12 August 2005 to invest an amount of approximately HK$417,000,000 for the acquisition of a 45% equity interest in Nantong Port Group Limited, a state-owned enterprise engaged in providing cargo loading, storage, shipping agent and other related services in the People's Republic of China. Details of this transaction are set out in the circular of the Company dated 22 August 2005.

19. RELATED PARTY TRANSACTIONS

During the period, the Group entered into the following transactions with its related companies:

		Six months ended 30 September	
		2005	2004
Class of related party	**Nature of transactions**	*HK$'000*	*HK$'000*
Associates and jointly controlled entities of the Group	Construction works charged by the Group	–	41,820
	Purchase of concrete products by the Group	112	36
	Subcontracting fees charged to the Group	–	1,917
	Interest income charged by the Group	7,030	6,136
	Project management fee, consulting and handling fees charged by the Group	854	1,136
	Rentals and related building management fee charged by the Group	–	861
	Service fee charged to the Group	5	1
Subsidiaries of ITC Corporation Limited ("ITC")	Rentals and related building management fee charged by the Group	35	336
	Purchase of building materials and related installation works by the Group	–	16
	Rental income charged by the Group	210	–
Associates of ITC	Rentals and related building management fee charged by the Group	1,062	611
	Interest income charged by the Group	7,892	5,241
Other related companies	Rentals and related building management fee charged by the Group	2,290	2,781
	Interest income charged by the Group	6,064	4,169
	Service fee charged to the Group	72	1,150
Minority shareholder of a subsidiary	Interest charged to the Group	9,065	–

Other related companies are companies under common directorship or common control with ITC.

20. SUBSEQUENT EVENT

Subsequent to 30 September 2005, the Group entered into a conditional sale and purchase agreement with a joint venture company effectively owned by Lehman Brothers Holdings Inc., Capital Strategic Investment Limited and Paul Y. Engineering Group Limited, a subsidiary of the Company, for the disposal of the Group's subsidiaries owning entire interest in certain leasehold properties and investment properties with an aggregate carrying value of approximately HK$723,000,000 at 30 September 2005 at an agreed gross value of approximately HK$780,000,000. Details of this transaction were set out in the announcement of the Company dated 24 November 2005.

4. INDEBTEDNESS

At the close of business on 31 October 2005 (being the latest practicable date for the purpose of this indebtedness statement prior to printing of this circular), the Group had outstanding borrowings of approximately HK$830 million which were not guaranteed by any third parties. This amount consisted of unsecured bank overdrafts of approximately HK$37 million, bank loans of approximately HK$620 million of which HK$496 million was secured by property interests and certain bank balances of the Group and an unsecured loan of HK$173 million from a minority shareholder of a 90.1% owned subsidiary of the Group.

In addition, as at 31 October 2005, the Group had contingent liabilities in respect of outstanding performance bonds on construction contracts of the Group of approximately HK$186 million.

Save as set out in the preceding paragraphs and apart from intra-group liabilities and normal trade payables and bills payable, none of the companies of the Group had outstanding as at the close of business of 31 October 2005 any mortgages, charges, debentures, loan capital, debt securities (whether issued and outstanding, and authorised or otherwise created but unissued), term loans and overdrafts, or other similar indebtedness, finance leases or hire purchase commitments, liabilities under acceptances or acceptances credits or other borrowings or indebtedness in the nature of borrowings or any guarantees or other material contingent liabilities.

For the purpose of the above indebtedness statement, foreign currency amounts have been translated into Hong Kong dollars at the approximate exchange rates prevailing at the close of business on 31 October 2005.

There has been no material change in the indebtedness or contingent liabilities of the Group since 31 October 2005.

5. WORKING CAPITAL

The Directors are of the opinion that, after taking into account the internal resources available to the Group, the net estimated proceeds of the Disposal and in the absence of unforeseen circumstances, the Group has sufficient working capital for its present requirements for the next twelve months from the date of this circular.

6. MATERIAL ADVERSE CHANGE

Up to the Latest Practicable Date, the Board was not aware of any material adverse change in the financial or trading position of the Group since 31 March 2005, the date to which the latest audited consolidated financial statements of the Group were made up.

The following is a text of a letter and valuation certificate prepared by RHL Appraisal Ltd., an independent valuer for the purpose of inclusion in this circular.



Member of RHL International Property Consultants
永利行國際物業顧問集團成員

RHL Appraisal Ltd.
永利行評值顧問有限公司

測量師、估值師、土地及物業顧問
香港九龍尖沙咀星光行1010室

23 December 2005

The Directors
Cycle Company Limited and Gunnell Properties Limited
31st Floor, Paul Y. Centre
51 Hung To Road
Kwun Tong
Kowloon
Hong Kong

Dear Sirs,

RE: VALUATION OF PAUL Y. CENTRE, 51 HUNG TO ROAD, KWUN TONG, KOWLOON

1. INSTRUCTION

In accordance with the instructions from Cycle Company Limited and Gunnell Properties Limited (referred to as the "Companies") for us to value the above property (referred to as the "Property"), we confirm that we have carried out inspection, made relevant enquiries and obtained such further information as we consider necessary for the purpose of providing our opinion of the market value of such property interest as at 15 November 2005 (referred to as the "valuation date") for disposal purposes.

2. BASIS OF VALUATION

The valuation is our opinion of the market value which we would define as intended to mean the estimated amount for which a property should exchange on the date of valuation between a willing buyer and a willing seller in an arm's – length transaction after proper marketing wherein the parties had each acted knowledgeably prudently and without compulsion.

3. VALUATION METHODOLOGY

In valuing the Property, the direct comparison method is adopted where comparison based on prices realized on actual sales of comparable properties is made. Comparable properties of similar size, character and location are analyzed and carefully weighed against all the respective advantages and disadvantages of each property in order to arrive at a fair comparison of capital values.

Since portion of the Property is let to third parties, we have also valued the property interest on the basis of capitalization of the net rental incomes with due allowance for reversionary income potential.

4. ASSUMPTION

Our valuation has been made on the assumption that the owner sells the Property interest on the open market in their existing state without the benefit of deferred terms contracts, leaseback, joint ventures, management agreements or any similar arrangements which would serve to affect the value of the Property.

We have assumed that the owners have free and uninterrupted rights to use the Property for the whole of the unexpired term of its Government Lease.

5. TITLE INVESTIGATION

We have caused searches to be made at the appropriate Land Registries for the Property. However, we have not inspected the original document to verify ownership nor to verify the existence of any lease amendments which do not appear on the copies handed to us. All documents and Government Lease have been used for reference only. No responsibility is assumed for any legal matter regarding the Property.

6. LIMITING CONDITIONS

We have inspected the exterior of the Property valued but no structural survey has been made. In the course of our inspection, we did not note any serious defects. We are not, however, able to report that the Property is free from rot, infestation or any other structural defects. No tests were carried out on any of the services. All dimension, measurements and areas are based on the information supplied by the Companies and where possible, they will be verified by us by referring to the copies of documents available to us.

We have relied to a considerable extent on the information provided by the Companies and have accepted advice given to us by the Companies on such matters as statutory notices, easements, tenure, occupancy and floor areas and in the identification of the Property in which the Companies has a valid interest.

We have no reason to doubt the truth and accuracy of the information as provided to us by the Companies. We have relied on your confirmation that no material facts have been omitted from the information supplied.

No allowance has been made in our valuation for any charges, mortgages or amount owing on the Property nor for any expense or taxation which may be incurred in effecting a sale. We have assumed that the Property is free from encumbrances, restrictions and outgoings of an onerous nature which could affect its value.

No reference to our name or our report in whole or in part, in any document you prepare and/or distribute to third parties may be made without our written consent.

7. OPINION OF OPEN MARKET VALUE

In view of the above, we are of the opinion that the market value of the Property as at the date of valuation, subject to the existing tenancies and free of any encumbrances, is in the sum of HK$772,000,000.- (HONG KONG DOLLARS SEVEN HUNDRED AND SEVENTY TWO MILLION ONLY).

In this valuation, we have complied with all the requirements contained in Chapter 5 of the rules governing the listing of securities issued by the Stock Exchange of Hong Kong Limited; the RICS Appraisal and Valuation Standards (5th Edition) published by the Royal Institution of Surveyors and effective from May 2003 and the HKIS Valuation Standards on Properties (1st Edition) published by the Hong Kong Institute of Surveyors and effective from 1 January 2005.

We enclose herewith the valuation certificate.

Yours faithfully,
For and on behalf of
RHL Appraisal Ltd.

Tse Wai Leung	**Sandra S. W. Lau**
MFin BSc MRICS MHKIS RPS(GP)	MFin MHKIS AAPI RPS(GP)
Director	*Director*

TWL/SL/yh

Tse Wai Leung, who is a member of the Royal Institution of Chartered Surveyors, a member of the Hong Kong Institute of Surveyor, a Registered Professional Surveyor in General Practice and a qualified real estate appraiser in the PRC and Sandra S. W. Lau, who is a member of the Hong Kong Institute of Surveyor, an Associate of the Australian Property Institute and a Registered Professional Surveyor in General Practice, have over ten years' experience in valuation of properties in Hong Kong, in Macau and in the PRC.

Encl.

VALUATION CERTIFICATE

Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 15 November 2005
Paul Y. Centre 51 Hung To Road Kwun Tong Kowloon. Kwun Tong Inland Lot 734.	The Property comprises a 29-storey industrial / office building, including 6-storey car parking floors for private cars, trucks and containers. The building was completed in 1996. The total gross floor area of the Property is approximately 377,443 square feet. A schedule of use and gross floor area of the subject building is set out as follows:	As at the valuation date, some of the units on ground floor and the upper floors having a total gross floor area of approximately 250,800 square feet were subject to various tenancy agreements with the latest term expiring on 30 April 2008 at a total monthly rent of approximately HK$2,473,000 (exclusive of management fee and air-conditioning charges, rates, Government rent and other outgoings). In addition, the carparking spaces were subject to various monthly tenancies / licences. The remaining portion of the Property is either vacant or owner-occupied.	HK$772,000,000

Floor	Uses	Gross Floor Area (sq.ft.)
G/F	C.P.& I/O	7,325
7/F-12/F	I/O	95,880
15/F-22/F	I/O	127,840
23/F	I/O	15,718
25/F	I/O	16,335
26/F-31/F	I/O	98,010
33/F	I/O	16,335
	Total:	377,443

*
(No 4/F, 13/F, 14/F, 24/F and 32/F)
C.P. – Car Park
I/O – Industrial/Office

The Property is held under Conditions of Exchange No.12413 with a term commencing on 9 October 1996 and to expire on 30 June 2047.

Notes:

1. The registered owner of the Property is Cycle Company Limited (tenant-in-common of 1/3 share) and Gunnell Properties Limited (tenant-in-common of 2/3 share).

2. The Property is subject to a Debenture and a Supplement to Debenture both in favour of Bank of China (Hong Kong) Limited via memorial nos. 6938478 dated 23 January 1997 and memorial no. 8595309 dated 17 January 2002 respectively.

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to PYI. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable inquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

INTERESTS AND SHORT POSITIONS OF DIRECTORS AND CHIEF EXECUTIVE

As at the Latest Practicable Date, the interests and short positions of the Directors and chief executive of the Company in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO), which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO) and the Model Code and which were required to be entered in the register kept by the Company pursuant to section 352 of the SFO, were as follows:

(A) The Company

(1) Interest in Shares

Name of Director/ chief executive	Capacity	Long position/ short position	Number of Shares held	Approximate percentage of the existing issued share capital of the Company
Chan Kwok Keung, Charles	Interest of controlled corporation *(Note)*	Long position	544,373,242	39.8%
Chan Kwok Keung, Charles	Beneficial owner	Long position	11,840,896	0.87%

Note: Dr. Chan Kwok Keung, Charles was deemed to be interested in 544,373,242 Shares by virtue of his shareholding in Chinaview International Limited ("Chinaview"). Galaxyway Investments Limited ("Galaxyway"), a wholly-owned subsidiary of Chinaview, owned approximately 33.55% of the issued ordinary share capital of ITC which in turn owned the entire issued share capital of ITC Investment Holdings Limited ("ITC Investment"). Hollyfield Group Limited ("Hollyfield"), a wholly-owned subsidiary of ITC Investment, owned these Shares.

(2) Options to subscribe for Shares

Name of Director/ chief executive	Date of grant	Exercisable period	Exercise price per Share *HK$*	Number of underlying Shares comprised in the options	Approximate percentage of the existing issued share capital of the Company
Chow Ming Kuen, Joseph	28.12.2004	28.12.2004 to 26.08.2012	1.94	650,000	0.048%
	28.12.2004	28.12.2004 to 26.08.2012	2.20	650,000	0.048%
Tom Ko Yuen Lau	28.12.2004	28.12.2004 to 26.08.2012	1.94	6,500,000	0.475%
	28.12.2004	28.12.2004 to 26.08.2012	2.20	6,500,000	0.475%
Kwok Shiu Keung, Ernest	28.12.2004	28.12.2004 to 26.08.2012	1.94	650,000	0.048%
	28.12.2004	28.12.2004 to 26.08.2012	2.20	650,000	0.048%
Chan Shu Kin	28.12.2004	28.12.2004 to 26.08.2012	1.94	650,000	0.048%
	28.12.2004	28.12.2004 to 26.08.2012	2.20	650,000	0.048%

(B) Associated corporations

(1) Paul Y. Engineering

Name of Director/ chief executive	Capacity	Long position/ short position	Number of shares of Paul Y. Engineering held	Number of underlying shares (in respect of the unlisted equity derivatives) of Paul Y. Engineering held	Approximate percentage of the existing issued share capital of Paul Y. Engineering
Chan Kwok Keung, Charles	Interest of controlled corporation *(Note)*	Long position	375,826,317	–	64.83%
Chan Kwok Keung, Charles	Interest of controlled corporation *(Note)*	Long position	–	100,000,000	17.25%

Note: The shares of Paul Y. Engineering were held by Paul Y. Investments Limited, an indirect wholly owned subsidiary of the Company. The Company also directly held an interest in 100,000,000 underlying shares of Paul Y. Engineering by virtue of a loan facility, pursuant to which convertible note(s) will be issued by Paul Y. Engineering upon draw down of the facility in the principal amount of the facility drawn. Such convertible notes are convertible into shares of Paul Y. Engineering at an initial conversion price of HK$1.00 per share, up to a maximum aggregate principal amount of HK$100,000,000. By virtue of his deemed interests in approximately 33.55% of the issued ordinary share capital of ITC and hence in the Company, Dr. Chan Kwok Keung, Charles was deemed to be interested in these shares and underlying shares of Paul Y. Engineering.

(2) China Strategic Holdings Limited ("China Strategic")

Name of Director/ chief executive	Capacity	Long position/ short position	Number of shares of China Strategic held	Approximate percentage of the existing issued share capital of China Strategic
Chan Kwok Keung, Charles	Interest of controlled corporation *(Note)*	Long position	258,819,795	29.36%

Note: The shares of China Strategic were held by Calisan Development Limited, an indirect wholly owned subsidiary of the Company. By virtue of his deemed interests in approximately 33.55% of the issued ordinary share capital of ITC and hence in the Company, Dr. Chan Kwok Keung, Charles was deemed to be interested in these shares of China Strategic.

The Company entered into a conditional share sale agreement on 10 March 2005 for the disposal of 135,000,000 shares of China Strategic. The disposal was not yet completed as at the Latest Practicable Date.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors or chief executive of the Company had any interests or short positions in the shares, underlying shares or debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) as notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO or as recorded in the register kept by the Company pursuant to section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

INTERESTS AND SHORT POSITIONS OF SHAREHOLDERS

As at the Latest Practicable Date, according to the register of interest kept by the Company under Section 336 of the SFO and so far as was known to the Directors and the chief executive of the Company, the following are details of the persons (other than a Director or chief executive of the Company) who had an interest or short position in the Shares and underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who were, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital (including any option in respect of such capital) carrying rights to vote in all circumstances at general meeting of any other member of the Group:

(A) The Company

(1) Substantial Shareholders

Name of Shareholder	Capacity	Long position/ short position	Number of shares of the Company held	Approximate percentage of the existing issued share capital of the Company
Chan Kwok Keung, Charles	Interest of controlled corporation *(Note)*	Long position	544,373,242	39.8%
Chan Kwok Keung, Charles	Beneficial owner	Long position	11,840,896	0.87%
Ng Yuen Lan, Macy	Interest of spouse *(Note)*	Long position	556,214,138	40.67%
Chinaview	Interest of controlled corporation *(Note)*	Long position	544,373,242	39.8%
Galaxyway	Interest of controlled corporation *(Note)*	Long position	544,373,242	39.8%
ITC	Interest of controlled corporation *(Note)*	Long position	544,373,242	39.8%
ITC Investment	Interest of controlled corporation *(Note)*	Long position	544,373,242	39.8%
Hollyfield	Beneficial owner *(Note)*	Long position	544,373,242	39.8%

Note: Hollyfield, a wholly-owned subsidiary of ITC Investment (which was in turn a wholly-owned subsidiary of ITC), owned 544,373,242 Shares. Galaxyway, a wholly-owned subsidiary of Chinaview, owned 33.55% of the issued ordinary share capital of ITC. Dr. Chan Kwok Keung, Charles owned the entire issued share capital of Chinaview. Dr. Chan Kwok Keung, Charles, Chinaview, Galaxyway, ITC and ITC Investment were therefore all deemed to be interested in the said 544,373,242 Shares held by Hollyfield. Ms. Ng Yuen Lan, Macy, the spouse of Dr. Chan Kwok Keung, Charles, was deemed to be interested in the said 544,373,242 Shares held by Hollyfield and 11,840,896 Shares held directly by Dr. Chan Kwok Keung, Charles.

(2) Other Shareholders

Name of Shareholder	Capacity	Long position/ short position	Number of Shares held	Approximate percentage of the existing issued share capital of the Company
Aeneas Capital Management LP	Investment manager	Long position	119,355,009	8.73%
Deutsche Bank Aktiengesellschaft	Beneficial owner	Long position	57,722,470	4.22%
Deutsche Bank Aktiengesellschaft	Beneficial owner	Short position	600,000	0.04%
Deutsche Bank Aktiengesellschaft	Security interest	Long position	106,541,189	7.79%
Gandhara Advisors Asia Ltd a/c Gandhara Master Fund Ltd	Investment manager	Long position	88,294,800	6.46%
Toggenburger Christian Emil	Beneficial owner	Long position	82,027,653	6.00%
OZ Management, L.L.C.	Investment manager	Long position	81,646,000	5.97%

(B) Other members of the Group

Name of subsidiary	Name of shareholder	Approximate percentage of the existing issued share capital/ registered capital
Associate Marble Maintenance And Service Company Limited	Lam Shing Wing	40.0%
D & C Engineering (H.K.) Limited	Artery Construction Management Limited	45.0%
Jiangsu YangKou Port Development and Investment Co., Ltd.	如東縣東泰社會投資有限責任公司	40.0%
Jiangsu Yangtong Investment and Development Co., Ltd.	如東縣東泰社會投資有限責任公司	40.0%
Paul Y. - CCECC Joint Venture	China Civil Engineering Construction Corporation	40.0%
Paul Y. - CREC Engineering Co., Limited	China Railway Engineering Corporation	30.0%
Paul Y. - CREC Joint Venture	China Railway Engineering Corporation	30.0%
Paul Y. - CREC(HK) Joint Venture	China Railway Engineering Corporation	40.0%
Skynet Limited	Icon Master Enterprises Limited	18.1%

Save as disclosed above, the Directors and the chief executive of the Company are not aware that there is any party who, as at the Latest Practicable Date, had an interest or short positions in the Shares and underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who was, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group or had any options in respect of such Shares.

SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had entered into any service contract with any member of the Group which is not determinable by the Group within one year without payment of compensation, other than statutory compensation.

DIRECTOR'S INTEREST IN CONTRACTS

None of the Directors was materially interested in any contract or arrangement entered into by any member of the Group since 31 March 2005, being the date to which the latest audited consolidated financial statements of the Company were made up, or subsisting as at the Latest Practicable Date, and which was significant in relation to the business of the Group as a whole.

DIRECTOR'S INTEREST IN ASSETS

None of the Directors has since 31 March 2005, being the date to which the latest audited consolidated financial statements of the Company were made up, any direct or indirect interest in any assets which have been acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group.

DIRECTORS' INTERESTS IN COMPETING BUSINESS

As at the Latest Practicable Date, none of the Directors or their respective associates are interested in any business, apart from the Group's businesses, which competes or is likely to compete, either directly or indirectly, with the businesses of the Group.

MATERIAL CHANGE

The Directors confirm that there has been no material adverse change in the financial or trading position of the Group since 31 March 2005, being the date to which the latest audited consolidated financial statements of the Company were made up.

LITIGATION

The Group has succeeded in its claim against an ex-shareholder of the Company under a guarantee to recover losses incurred by an associated company of the Company amounting to approximately HK$123,711,000. The Group was given judgment against the ex-shareholder on 18 July 2005 for these losses, together with interest and costs incurred, in the total sum of approximately HK$210 million. The ex-shareholder has made full payment, but has also lodged an appeal against the judgment. The appeal will be heard in October 2006.

Save as disclosed above, no member of the Group was engaged in any litigation or arbitration of material importance as at the Latest Practicable Date and there was no litigation or claim of material importance known to the Directors to be pending or threatened by or against any member of the Group.

QUALIFICATION AND CONSENT OF EXPERT

The following are the qualification of the professional advisers who have given opinions or advice contained in this circular:

Name	Qualification
RHL Appraisal Ltd.	Chartered surveyor

The Valuer has given and has not withdrawn its written consents to the issue of this circular with the inclusion of its report and letter (if any), as the case may be, and references to its name in the form and context in which it appear.

As at the Latest Practicable Date, the Valuer does not have any shareholding interest in any member of the Group or any right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

The Valuer does not have, since 31 March 2005, being the date to which the latest audited consolidated financial statements of the Company were made up, any direct or indirect interest in any assets acquired or disposed of by or leased to or proposed to be acquired or disposed of by or leased to any member of the Group.

MATERIAL CONTRACTS

The following contracts, not being contracts entered into in the ordinary course of business of the Group, have been entered into by the Group within 2 years preceding the date of the Announcement and up to the Latest Practicable Date and are, or may be, material:

(i) the conditional sale and purchase agreement dated 27 March 2004 entered into between Growing Success Limited ("Growing Success", a wholly-owned subsidiary of the Company) and Wellington Equities Inc. ("Wellington") as varied and supplemented by three supplemental agreements entered into between the same parties dated 29 March 2004, 21 June 2004 and 20 October 2004 respectively, pursuant to which Growing Success agreed to acquire from Wellington the entire issued share capital of Hidden Advantage Investments Limited ("Hidden") together with the outstanding shareholder's loan due by Hidden to Wellington ("Hidden Interest") at a total consideration of HK$30,000,000;

(ii) the conditional sale and purchase agreement dated 29 March 2004 entered into between Paul Y. Engineering (formerly known as "Skynet (International Group) Holdings Limited") and the Company ("Hidden Agreement") as supplemented and varied by three supplemental agreements entered into between the same parties dated 25 June 2004, 30 August 2004 and 20 October 2004 respectively, pursuant to which the Company has agreed to dispose of the Hidden Interest to Paul Y. Engineering at a consideration of HK$113,600,000;

(iii) the conditional sale and purchase agreement dated 29 March 2004 entered into between Paul Y. Engineering and the Company ("Acquisition Agreement") as varied and supplemented by three supplemental agreements entered into between the same parties dated 25 June 2004, 30 August 2004 and 20 October 2004 respectively, pursuant to which the Company has conditionally agreed to sell the the entire issued share capital of Paul Y. – ITC Construction Holdings (B.V.I.) Limited ("Paul Y Construction") and the shareholder's loan owing by Paul Y Construction to the Company to Paul Y. Engineering in consideration of the 400,000,000 new ordinary share(s) of HK$0.5 each in the share capital of Paul Y. Engineering ("Consolidated Shares");

(iv) the underwriting agreement dated 29 March 2004 entered into between the Company as underwriter and Paul Y. Engineering as issuer ("Underwriting Agreement") in relation to the underwriting of up to 45,070,995 new Consolidated Share(s) to be issued under a proposed open offer as varied and supplemented by three supplemental agreements entered into between the same parties dated 25 June 2004, 30 August 2004 and 20 October 2004 respectively;

(v) the sale and purchase agreement dated 30 March 2004 entered into between Century Harbour Limited ("Century Harbour", a wholly-owned subsidiary of the Company and now known as PYI Port Limited) and Steady Forth Limited ("Steady Forth") in relation to the acquisition by Century Harbour from Steady Forth of 90.1% of the issued share capital of, and all shareholders' loans to, Global Achiever Limited ("Global Achiever"), which holds indirectly a 60% interests in Jiangsu Yangtong Investment and Development Co., Ltd. ("Jiangsu Yangtong Investment") for a consideration of HK$396 million. Century Harbour also undertook to advance to Global Achiever an amount up to US$16 million (equivalent to approximately HK$124.8 million) to enable it or its subsidiary to pay up its proportion of the registered capital of Jiangsu Yangtong Investment;

(vi) the Placing Agreement dated 30 August 2004 entered into between Paul Y. Engineering and Tai Fook Securities Company Limited as placing agent for the placing of 141,530,000 New Consolidated Shares at a price of HK$1.0 per new Consolidated Share;

(vii) the settlement agreement dated 29 November 2004 entered into between the Company, Pembinaan DGL Holdings Sdn. Bhd. ("Pembinaan", a wholly-owned subsidiary of the Company) and the grantee in relation to the exercise of option over the consolidated shares in Downer EDI Limited ("Downer") under the incentive option agreement dated 28 April 2003 entered into between the Company, Pembinaan and the grantee;

(viii) the agreement entered into between the Company, Pembinaan and UBS AG, Australia Branch ("UBS") in relation to the disposal by the Group of approximately 56.2 million shares in Downer on 14 December 2004 through UBS for gross proceeds of approximately A$255.8 million, which were equivalent to approximately HK$1,504 million;

(ix) the placing agreement dated 24 January 2005 entered into between the Company and Tai Fook Securities Company Limited in relation to the placing of 156,000,000 Consolidated Shares at a placing price of HK$1.0 per Consolidated Share;

(x) the sale and purchase agreement dated 10 March 2005 entered into between the Company, Hanny Holdings Limited and Nation Field Limited in relation to the disposal of 135 million shares in China Strategic for a consideration of HK$26,055,000;

(xi) the conditional agreement dated 12 August 2005 entered into between Paul Y. Corporation Limited ("Paul Y", a wholly-owned subsidiary of the Company), State-owned Assets Supervision And Administration Commission of Nantong Municipal Government, SDIC Transportation Co. and Nantong Port Group Limited ("Nantong Port Group") in relation to the proposed investment in Nantong Port Group by Paul Y. by way of injection of approximately RMB435 million, which was equivalent to approximately HK$417 million, into Nantong Port Group; and

(xii) the S&P Agreement.

MISCELLANEOUS

(i) The qualified accountant of the Company is Mr. Wong Yiu Hung, CPA, FCCA.

(ii) The secretary of the Company is Ms. Wong Lai Kin, Elsa, LL.B., LL.M., MCF, a qualified solicitor in Hong Kong and England and Wales.

(iii) The registered office of the Company is at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda and the principal place of business of the Company in Hong Kong is at 31st Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong.

(iv) The principal share registrars and transfer office of the Company is Butterfield Fund Services (Bermuda) Limited of Rosebank Centre, 11 Bermudiana Road, Pembroke, Bermuda and the branch share registrars and transfer office of the Company in Hong Kong is Secretaries Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong.

(v) The English text of this circular shall prevail over the Chinese text for the purpose of interpretation.

DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection during normal business hours at the head office and principal place of business of the Company in Hong Kong at 31st Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong up to and including the date of SGM and at the SGM:

(i) the memorandum of association and bye-laws of the Company;

(ii) the written consent of the Valuer, referred to in paragraph headed "Qualification and consent of expert" of this Appendix;

(iii) the audited consolidated financial statement of the Group for the two years ended 31 March 2005 and 2004, the text of which is set out in Appendix I to this circular;

(iv) the interim report of the Company for the six months ended 30 September 2005;

(v) the valuation report on the Property, the text of which is set out in Appendix II to this circular;

(vi) the material contracts referred to under the paragraph headed "Material contracts" in this Appendix;

(vii) the following circular issued by the Company pursuant to the requirements set out under Chapter 14 of the Listing Rules since 31 March 2005, being the date to which the latest published audited consolidated financial statements of the Group were made up:

- the circular dated 22 August 2005 containing, inter alia, certain information regarding a discloseable transaction arising from the Company's investment in Nantong Port Group.



PYI Corporation Limited

(Incorporated in Bermuda with limited liability)
(Stock code: 498)

NOTICE IS HEREBY GIVEN that a special general meeting of PYI Corporation Limited (the "Company") will be held at Harcourt Room, 1/F Hong Kong Club, 1 Jackson Road, Central, Hong Kong on Monday, 16 January 2006 at 4:30 p.m. for the purpose of considering and, if thought fit, passing the following resolution (with or without modifications) as an ordinary resolution:

ORDINARY RESOLUTION

"**THAT**:

(a) the conditional sale and purchase agreement ("**S&P Agreement**") dated 23 November 2005 entered into between PYI Properties Group Limited ("**Seller**") as vendor and Gain Resources Limited as purchaser for the sale and purchase of the entire issued share capital of Linkport Holdings Limited ("**Linkport**") and all the shareholder's loans due by Linkport and/or Cycle Company Limited and Gunnell Properties Limited (collectively, the "**Subsidiaries**") to the Seller on completion of the S&P Agreement ("**Completion**"), other than the principal in the aggregate amount of HK$117 million due by the Subsidiaries (a copy of which has been produced to this meeting and marked "A" and initialled by the chairman of this meeting for the purpose of identification) be and is hereby approved in all respects and that all the transactions contemplated therein (including the deferred payment by way of the promissory note of a face value of HK$117 million ("**Promissory Note**", a draft of which has been annexed as Schedule 9 of the S&P Agreement) to be issued by the Subsidiaries to the Seller on Completion and the entering into of the rental guarantee by the Seller in favour of the Subsidiaries and the Purchaser upon Completion ("**Rental Guarantee**", a draft of which has been annexed as Schedule 10 of the S&P Agreement)) be and are hereby approved; and

(b) the directors of the Company (the "**Directors**") be and they are hereby authorised to do all such acts and things, to sign and execute all such further documents and to take such steps as the Directors may in their absolute discretion consider necessary, appropriate, desirable or expedient to give effect to or otherwise in connection with or incidental to the S&P Agreement or any of the transactions contemplated therein (including the Promissory Note and the Rental Guarantee)."

By Order of the Board
PYI Corporation Limited
Wong Lai Kin, Elsa
Company Secretary

Hong Kong, 23 December 2005

Principal place of business in Hong Kong:
31st Floor, Paul Y. Centre
51 Hung To Road
Kwun Tong
Kowloon
Hong Kong

As at the date hereof, the composition of the Board is as follows:

Dr. Chow Ming Kuen, Joseph *(Independent Non-Executive Chairman)*
Mr. Tom Ko Yuen Lau *(Deputy Chairman and Managing Director)*
Dr. Chan Kwok Keung, Charles *(Non-Executive Director)*
Mr. Kwok Shiu Keung, Ernest *(Independent Non-Executive Director)*
Mr. Chan Shu Kin *(Independent Non-Executive Director)*

Notes:

1. A member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or more proxy to attend and, subject to the provisions of the bye-laws of the Company, vote in his/her behalf. A proxy need not be a member of the Company.

2. A form of proxy for use at the special general meeting is enclosed. In order to be valid, the form of proxy must be duly completed and signed in accordance with the instructions printed thereon and deposited together with a power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority, at the Company's principal place of business in Hong Kong at 31st Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong not less than 48 hours before the time appointed for holding the meeting or the adjourned meeting (if any).

附註：

1. 凡有權出席本大會及於會上投票之股東均有權委任一位或以上之代表代其出席大會及遵照本公司之公司細則之規定而代其投票。受委代表毋須為本公司之股東。

2. 茲隨附股東特別大會之代表委任表格。代表委任表格須按照表格列印之指示將其填妥及簽署，並連同簽署人之授權書或其他授權文件(如有)或經由公證人簽署證明之授權書或其他授權文件副本，必須於大會或其任何續會(如有)指定召開時間48小時前送交本公司在香港之主要營業地點，地址為香港九龍觀塘鴻圖道51號保華企業中心31樓，方為有效。



保華集團有限公司*
PYI Corporation Limited

(於百慕達註冊成立之有限公司)

(股份代號：498)

茲通告保華集團有限公司(「本公司」)訂於二零零六年一月十六日(星期一)下午四時三十分假座香港中環昃臣道1號香港會1樓夏慤廳舉行股東特別大會，藉以考慮及酌情通過下列決議案(不論有否修訂)為普通決議案：

普通決議案

「**動議**：

(a) 全面批准PYI Properties Group Limited(「**賣方**」，以賣方之身份)與Gain Resources Limited以買方之身份於二零零五年十一月二十三日訂立之有條件買賣協議(「**買賣協議**」)，旨在買賣Linkport Holdings Limited(「**Linkport**」)之全部已發行股本及由Linkport及／或旋高有限公司及Gunnell Properties Limited(統稱「**該等附屬公司**」)於買賣協議完成當時(「**完成**」)所欠賣方之全部股東貸款，惟不包括該等附屬公司所欠合共117,000,000港元之本金(註有「A」字樣之買賣協議副本已提呈本大會並由大會主席簡簽以資識別)；及批准根據買賣協議擬進行之所有交易(包括將由附屬公司在完成時向賣方發行面值117,000,000港元之承付票據(「**承付票據**」，其副本隨附於買賣協議之附表9)之形式遞延付款及由賣方在完成時簽立以該等附屬公司及買方為受益人之租金擔保(「**租金擔保**」，其副本隨附於買賣協議之附表10)；及

(b) 授權本公司董事(「**董事**」)採取及辦理一切有關行動及事務，簽署一切其他有關文件及在董事全權酌情認為必須、適當、應該或權宜之情況下，使買賣協議、與賣買協議有關之事宜、或根據買賣協議擬進行之任何交易或其有關事宜(包括承付票據及租金擔保)得以生效及付諸實行。」

承董事局命
保華集團有限公司
公司秘書
黃麗堅

香港，二零零五年十二月二十三日

香港主要營業地點：
香港
九龍
觀塘
鴻圖道51號
保華企業中心31樓

於本通告日期，本公司董事局成員包括：

周明權博士 (獨立非執行主席)
劉高原先生 (副主席兼董事總經理)
陳國強博士 (非執行董事)
郭少強先生 (獨立非執行董事)
陳樹堅先生 (獨立非執行董事)

* 僅資識別

(ix) 於二零零五年一月二十四日，由本公司與大福證券有限公司訂立之配售協議，就此按每股合併股份之1.0港元配售價，配售156,000,000股合併股份；

(x) 於二零零五年三月十日，本公司、錦興集團有限公司及Nation Field Limited就以代價26,055,000港元出售135,000,000股中策集團股份，而訂立之買賣協議；

(xi) 於二零零五年八月十二日，保華集團有限公司(「保華」)，本公司之全資附屬公司)、南通市人民政府國有資產監督管理委員會、國投交通公司及南通港口集團有限公司(「南通港口集團」)訂立之有條件協議，就此建議以保華向南通港口集團注資約435,000,000人民幣(約相等於417,000,000港元)之方式投資於南通港口集團；及

(xii) 買賣協議。

一般資料

(i) 本公司之合資格會計師為黃耀雄先生CPA, FCCA。

(ii) 本公司之公司秘書為黃麗堅小姐LL.B., LL.M., MCF，彼在香港、英格蘭及威爾斯為合資格執業之律師。

(iii) 本公司之註冊辦事處位於 Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda，而本公司之香港主要營業地點位於香港九龍觀塘鴻圖道51號保華企業中心31樓。

(iv) 本公司之股份過戶登記總處為Butterfield Fund Services (Bermuda) Limited，地址為Rosebank Centre, 11 Bermudiana Road, Pembroke, Bermuda，而本公司在香港之股份過戶登記分處為秘書商業服務有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。

(v) 本通函之中英版文本如有歧義，就解釋而言，概以英文版本為準。

備查文件

下列文件由本通函刊發日期起直至股東特別大會舉行日期(包括該日)期間之一般營業時間內及於股東特別大會舉行期間，在本公司之主要營業地點(地址為香港九龍觀塘鴻圖道51號保華企業中心31樓)備查：

(i) 本公司之組織章程及公司細則；

(ii) 本附錄「專家資格及同意書」一段所述由估值師發出之同意書；

(iii) 本通函附錄一所載本集團截至二零零五年及二零零四年三月三十一日止年度之經審核綜合財務報表；

(iv) 本公司截至二零零五年九月三十日止六個月之中期報告；

(v) 該物業之估值報告，全文載於本通函附錄二；

(vi) 本附錄「重大合約」一段所述之重大合約；

(vii) 本公司自二零零五年三月三十一日(即本集團最近期已刊發經審核綜合財務報表之結算日)以來，遵照上市規則第14章所載規定刊發之通函如下：

- 於二零零五年八月二十二日刊發之通函，載有(其中包括)因本公司投資於南通港口集團而產生之一項須予披露交易的有關若干資料。

重大合約

以下乃本集團在該公佈發表日期前兩年內及截至最後實際可行日期為止所訂立之重大或可屬重大合約(並非本集團日常業務上訂立之合約):

(i) 於二零零四年三月二十七日,Growing Success Limited(「Growing Success」,本公司之全資附屬公司)與Wellington Equities Inc.(「Wellington」)訂立之有條件買賣協議(此協議其後已分別於二零零四年三月二十九日、二零零四年六月二十一日及二零零四年十月二十日經訂約各方簽署三份補充協議予以修訂及補充),據此,Growing Success同意以總代價30,000,000港元向Wellington購入Hidden Advantage Investments Limited(「Hidden」)之全部已發行股本連同Hidden欠Wellington之尚未償還股東貸款(「Hidden權益」);

(ii) 於二零零四年三月二十九日,由保華建業(前稱天網(國際集團)有限公司)與本公司訂立之有條件買賣協議(「Hidden協議」)(此協議其後已分別於二零零四年六月二十五日、二零零四年八月三十日及二零零四年十月二十日經訂約各方簽署三份補充協議予以修訂及補充),據此,本公司同意以總代價113,600,000港元向保華建業出售Hidden權益;

(iii) 於二零零四年三月二十九日,保華建業與本公司訂立之有條件買賣協議(「收購協議」)(此協議其後已分別於二零零四年六月二十五日、二零零四年八月三十日及二零零四年十月二十日經訂約各方簽署三份補充協議予以修訂及補充),據此,本公司已有條件同意以保華建業股本中每股面值0.5港元之新普通股400,000,000股(「合併股份」)作為代價,向保華建業出售Paul Y. - ITC Construction Holdings (B.V.I.) Limited(「Paul Y Construction」)之全部已發行股本及Paul Y Construction所欠本公司之股東貸款;

(iv) 於二零零四年三月二十九日,本公司(作為包銷商)與保華建業(作為發行人)就包銷根據一項建議公開發售將予發行之新合併股份最多不超過45,070,995股,而訂立之包銷協議(「包銷協議」)(此協議其後已分別於二零零四年六月二十五日、二零零四年八月三十日及二零零四年十月二十日經訂約各方簽署三份補充協議予以修訂及補充);

(v) 於二零零四年三月三十日,Century Harbour Limited(「Century Harbour」,本公司之全資附資附屬公司,現稱PYI Port Limited)與Steady Forth Limited(「Steady Forth」)訂立之買賣協議,就此Century Harbour以代價396,000,000港元向Steady Forth購入Global Achiever Limited(「Global Achiever」,間接持有江蘇洋通開發投資有限公司(「江蘇洋通」)之60%權益)之90.1%已發行股本及Global Achiever所欠之全部股東貸款。Century Harbour亦承諾向Global Achiever墊支一筆最多不超過16,000,000美元(約相等於124,800,000港元)之款項,協助Global Achiever或其附屬公司支付其份內應支付之江蘇洋通註冊資本;

(vi) 於二零零四年八月三十日,保華建業與大福證券有限公司(代為配售代理)訂立之配售協議,就此按每股新合併股份1.0港元配售141,530,000股新合併股份;

(vii) 於二零零四年十一月二十九日,本公司、Pembinaan DGL Holdings Sdn. Bhd.(「Pembinaan」,本公司之全資附屬公司)及承受人訂立之結算協議,內容有關根據一項由本公司、Pembinaan及承受人於二零零三年四月二十八日訂立之獎勵選擇權協議而行使有關之選擇權以購入Downer EDI Limited(「Downer」)之合併股份;

(viii) 於二零零四年十二月十四日,由本公司、Pembinaan及瑞士銀行澳洲分行(「瑞士銀行」)訂立之協議,就此本集團透過瑞士銀行出售約56,200,000股Downer股份,並收取總額約255,800,000澳元(約相等於1,504,000,000港元);

服務合約

於最後實際可行日期，董事概無與本集團任何成員公司訂立本集團任何不可於一年內免付補償(法定補償除外)而終止之服務合約。

董事之合約權益

自二零零五年三月三十一日(即本公司最近期已刊發經審核綜合財務報表之結算日)以來，各董事在本集團旗下任何成員公司所簽立或作出(或在最後實際可行日期仍然有效)，且對本集團之整體業務而言乃屬重要之任何合約或安排中，概無擁有任何重大權益。

董事之資產權益

自二零零五年三月三十一日(即本公司最近期已刊發經審核綜合財務報表之結算日)以來，各董事在本集團旗下任何成員公司所購入或出售、或租賃或建議購入或出售或租賃之任何資產中概無直接或間接擁有任何權益。

董事於構成競爭業務之權益

於最後實際可行日期，如不計本集團業務，各董事或彼等各自之聯繫人士於與本集團業務直接或間接構成競爭或可能構成競爭之任何業務中，概無擁有任何權益。

重大變動

各董事確認，自二零零五年三月三十一日(即本公司最近期已刊發經審核綜合財務報表之結算日)，本集團之財務或業務狀況概無任何重大不利變動。

訴訟

本集團根據一項擔保向本公司一位前股東提出索償，已成功追回本公司一間聯營公司所蒙受之虧損約共123,711,000港元，此等虧損連同就此引致之利息及支出合共210,000,000港元而提出之有關索償已於二零零五年七月十八日獲法院裁定本集團勝訴。該前股東已全數還款，惟亦就該項裁決提出上訴，此項上訴已排期在二零零六年十月聆訊。

除上文披露者外，本集團旗下各成員公司於最後實際可行日期概無牽涉任何就本集團而言乃屬重大之訴訟或索償要求，而就董事所知，本集團各成員公司亦概無任何尚未了結或蒙受威脅而對本集團乃屬重大之訴訟或索償要求。

專家資格及同意書

以下乃在本通函內發表或提供意見之專業顧問資格：

名稱	資格
永利行評值顧問有限公司	特許公認測量師

估值師已就刊發本通函所發出之同意書，表示同意按本通函所載之形式及涵義轉載(視情況而定)其報告及函件(如有)及引述其名稱，且迄今並無撤回同意書。

於最後實際可行日期，估值師概無持有本集團旗下任何成員公司之股權，亦無任何可認購或指派他人認購本集團旗下任何成員公司證券之權利(不論在法律上可否強制執行)。

自二零零五年三月三十一日(即本公司最近期已刊發經審核綜合財務報表之結算日)以來，估值師在本集團任何成員公司所購買、出售或租賃，或建議購買、出售或租賃之任何資產中概無直接或間接擁有任何權益。

(2)　其他股東

股東姓名／名稱	身份	好倉／淡倉	持有股份數目	佔本公司現有已發行股本概約百分比
Aeneas Capital Management LP	投資經理	好倉	119,355,009	8.73%
德意志銀行	實益擁有人	好倉	57,722,470	4.22%
德意志銀行	實益擁有人	淡倉	600,000	0.04%
德意志銀行	保證權益	好倉	106,541,189	7.79%
Gandhara Advisors Asia Ltd a/c Gandhara Master Fund Ltd.	投資經理	好倉	88,294,800	6.46%
Toggenburger Christian Emil	實益擁有人	好倉	82,027,653	6.00%
OZ Management, L.L.C.	投資經理	好倉	81,646,000	5.97%

(B)　**本集團其他成員公司**

附屬公司名稱	股東姓名／名稱	佔現有已發行股本／註冊資本概約百分比
聯合雲石保養及維修工程有限公司	林盛榮	40.0%
朗成設計工程(香港)有限公司	傳藝工程策劃有限公司	45.0%
江蘇洋口港投資開發有限公司	如東縣東泰社會投資有限責任公司	40.0%
江蘇洋通開發投資有限公司	如東縣東泰社會投資有限責任公司	40.0%
Paul Y. - CCECC Joint Venture	中國土木工程集團公司	40.0%
保華中鐵工程有限公司	中國鐵路工程總公司	30.0%
Paul Y. - CREC Joint Venture	中國鐵路工程總公司	30.0%
Paul Y. - CREC(HK) Joint Venture	中國鐵路工程總公司	40.0%
Skynet Limited	Icon Master Enterprises Limited	18.1%

除上文所披露者外，董事及本公司主要行政人員並不知悉任何人士於最後實際可行日期，於股份及相關股份中擁有根據證券及期貨條例第XV部第2及第3分部之條文必須向本公司披露之權益或淡倉，或直接或間接擁有面值10%或以上之任何類別股本(附有在一切情況下可於本集團任何其他成員公司之股東大會上投票之權利)或持有該等股份之任何購股權。

股東之權益及淡倉

於最後實際可行日期，根據本公司按照證券及期貨條例第336條存置之權益登記冊所載且就董事或本公司主要行政人員所知，根據證券及期貨條例第XV部第2及第3分部之條文須向本公司披露所擁有之股份及相關股份的權益或淡倉，或直接或間接擁有可於任何情況下在本集團任何其他成員公司之股東大會上具有投票權之任何類別股本（包括就該股本而設之任何購股權）面值10%或以上權益之人士（不包括董事或本公司主要行政人員）之詳細資料如下：

(A) 本公司

(1) 主要股東

股東姓名／名稱	身份	好倉／淡倉	持有本公司股份數目	佔本公司現有已發行股本概約百分比
陳國強	受控制法團權益（附註）	好倉	544,373,242	39.8%
陳國強	實益擁有人	好倉	11,840,896	0.87%
伍婉蘭	配偶權益（附註）	好倉	556,214,138	40.67%
Chinaview	受控制法團權益（附註）	好倉	544,373,242	39.8%
Galaxyway	受控制法團權益（附註）	好倉	544,373,242	39.8%
德祥企業	受控制法團權益（附註）	好倉	544,373,242	39.8%
ITC Investment	受控制法團權益（附註）	好倉	544,373,242	39.8%
Hollyfield	實益擁有人（附註）	好倉	544,373,242	39.8%

附註： ITC Investment之全資附屬公司Hollyfield擁有544,373,242股股份，而ITC Investment則為德祥企業之全資附屬公司。Chinaview之全資附屬公司Galaxyway擁有德祥企業已發行普通股本33.55%。陳國強博士擁有Chinaview全部已發行股本。故此陳國強博士、Chinaview、Galaxyway、德祥企業及ITC Investment均被視作於上述Hollyfield所持有之544,373,242股股份中擁有權益。陳國強博士之配偶伍婉蘭女士被視作於上述Hollyfield所持有之544,373,242股股份及陳國強博士直接持有之11,840,896股股份中擁有權益。

(B) 相聯法團

(1) 保華建業

董事／主要行政人員姓名	身份	好倉／淡倉	持有保華建業股份數目	持有保華建業相關股份數目（有關非上市股本衍生工具）	佔保華建業現有已發行股本概約百分比
陳國強	受控制法團權益（附註）	好倉	375,826,317	–	64.83%
陳國強	受控制法團權益（附註）	好倉	–	100,000,000	17.25%

附註： 該等保華建業股份由本公司之一家間接全資附屬公司Paul Y. Investments Limited持有。本公司因一項貸款融資之關係，亦間接持有保華建業之100,000,000股相關股份。根據上述之貸款融資，保華建業在提用該筆貸款後將會發行本金總額最高100,000,000港元之可換股票據，其持有人據此可按初步換股價每股股份1.00港元兑換為保華建業之股份。鑑於陳國強博士被視作擁有德祥企業已發行普通股股本約33.55%權益，亦因此擁有本公司之權益，故陳國強博士被視作擁有該等保華建業股份及相關股份之權益。

(2) 中策集團有限公司（「中策」）

董事／主要行政人員姓名	身份	好倉／淡倉	持有中策股份數目	佔中策現有已發行股本概約百分比
陳國強	受控制法團權益（附註）	好倉	258,819,795	29.36%

附註： 該等中策股份由本公司之一家間接全資附屬公司Calisan Developments Limited持有。鑑於陳國強博士被視作擁有德祥企業已發行普通股股本約33.55%權益，亦因此擁有本公司之權益，故陳國強博士被視作擁有該等中策股份之權益。

本公司於二零零五年三月十日訂立一項有條件股份銷售協議，以出售中策之135,000,000股股份。於最後實際可行日期，此項出售尚未完成。

除上文所披露者外，於最後實際可行日期，董事或主要行政人員概無根據證券及期貨條例第XV部第7及第8分部於本公司或任何證券及期貨條例第XV部所指的相聯法團之股份、相關股份或債券中擁有任何權益或淡倉，或任何必須列入本公司根據證券及期貨條例第352條予以存置之登記冊內之任何權益或淡倉，或任何根據標準守則而必須向本公司及聯交所申報之任何權益或淡倉。

責任聲明

本通函所載資料乃遵照上市規則提供有關保華集團之資料。董事願就本通函所載之資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後，確認就彼等所知及確信，本通函並無遺漏任何事實，致令本通函內之任何聲明有所誤導。

董事及主要行政人員之權益及淡倉

於最後實際可行日期，董事及本公司主要行政人員於本公司或任何證券及期貨條例第XV部所指的相聯法團之股份、相關股份及債券中持有根據證券及期貨條例第十五部第7與第8分部及標準守則必須向本公司及聯交所申報及必須列入本公司根據證券及期貨條例第352條予以存置之登記冊內之權益及淡倉（包括根據證券及期貨條例之有關規定被認為或被視作擁有之權益及淡倉）如下：

(A) 本公司

(1) 股份權益

董事／主要行政人員姓名	身份	好倉／淡倉	持有股份數目	佔本公司現有已發行股本概約百分比
陳國強	受控制法團權益（附註）	好倉	544,373,242	39.8%
陳國強	實益擁有人	好倉	11,840,896	0.87%

附註：陳國強博士由於擁有Chinaview International Limited（「Chinaview」）之股權而被視為擁有544,373,242股股份。Chinaview之全資附屬公司Galaxyway Investments Limited（「Galaxyway」）擁有德祥企業已發行普通股股本約33.55%；而德祥企業繼而擁有ITC Investment Holdings Limited（「ITC Investment」）全部已發行股本。ITC Investment之全資附屬公司Hollyfield Group Limited（「Hollyfield」）則擁有該等股份。

(2) 認購股份之購股權

董事／主要行政人員姓名	授出日期	行使期	每股行使價 港元	購股權涉及之相關股份數目	佔本公司現有已發行股本概約百分比
周明權	28.12.2004	28.12.2004至26.08.2012	1.94	650,000	0.048%
	28.12.2004	28.12.2004至26.08.2012	2.20	650,000	0.048%
劉高原	28.12.2004	28.12.2004至26.08.2012	1.94	6,500,000	0.475%
	28.12.2004	28.12.2004至26.08.2012	2.20	6,500,000	0.475%
郭少強	28.12.2004	28.12.2004至26.08.2012	1.94	650,000	0.048%
	28.12.2004	28.12.2004至26.08.2012	2.20	650,000	0.048%
陳樹堅	28.12.2004	28.12.2004至26.08.2012	1.94	650,000	0.048%
	28.12.2004	28.12.2004至26.08.2012	2.20	650,000	0.048%

估值證書

物業	概況與年期	佔用詳情	於二零零五年十一月十五日現況下之資本值
保華企業中心 九龍 觀塘 鴻圖道51號 觀塘 內地段734號	該物業包括一幢29層高之工業／辦公室物業，包括6層供私家車、貨車及貨櫃車停放之停車場。該大廈在一九九六年落成。 該物業之總樓面面積約共377,443平方呎。 該大廈之用途及總樓面面積茲載列如下：	於估值日，地下與其上樓層之若干單位（總面面積約共250,800平方呎）已根據不同租約出租，最遲之租約到期日為二零零八年四月三十日，每月之租金總額約共2,473,000港元（不包括管理費及空調費、差餉、政府地租及其他支出）。 此外，泊車位乃根據個別月租／泊車證方式出租。 該物業之用剩餘部份乃空置或由業主自用。	772,000,000港元

樓層	用途	總樓面面積（平方呎）
地下	C.P.& I/O	7,325
7樓至12樓	I/O	95,880
15樓至22樓	I/O	127,840
23樓	I/O	15,718
25樓	I/O	16,335
26樓至31樓	I/O	98,010
33樓	I/O	16,335
	合計：	377,443

*（並無4樓、13樓、14樓、24樓及32樓）

C.P. － 停車場

I/O － 工業／辦公室

該物業乃以政府換地條件第12413號持有，年期由一九九六年十月九日起至二零四七年六月三十日止。

附註：

1. 該物業之登記業主為旋高有限公司（共同業主，佔三分之一）及Gunnell Properties Limited（共同業主，佔三分之二）。

2. 該物業乃以中國銀行有限公司為受益人之債權證及補充債權證所規限，參見日期分別為一九九七年一月二十三日備忘編號6938478及日期為二零零二年一月十七日備忘編號8595309。

6. 限制條件

吾等曾視察該估值物業之外貌，惟並無進行結構測量。吾等於視察過程中，並無發現任何嚴重損毀。然而，吾等無法呈報該物業是否確無腐朽、蟲蛀或任何其他結構損毀。吾等亦無進行任何樓宇設施測試。所有尺寸、量度及面積均根據 貴公司所提供之資料計算，在可能情況下，吾等將會根據吾等所獲提供之文件副本加以查證。

吾等在頗大程度上依賴 貴公司所提供之資料，並接納由 貴公司提供予吾等之意見，以瞭解有關法定通告、地役權、年期、佔用詳情及樓面面積以識別該物業(貴公司擁有該物業之合法權益)。

吾等並無理由懷疑 貴公司提供予吾等之資料之真實性及準確性。吾等亦信賴 貴公司確認其所提供之資料並無遺漏任何重要事實。

吾等之估值並無考慮該物業所結欠之任何抵押、按揭或款項，亦無考慮在出售成交時可能產生之任何開支或稅項。吾等假設該物業概無附帶可影響其價值之繁重產權負擔、限制及支銷。

在未取得吾等之書面同意前，不得於 閣下編製及／或派發予第三方之任何文件中引述吾等之名義或本報告之全部或部份。

7. 公開市值之意見

經計及上述後，吾等認為，該物業於估值日按現時之租約及無任何產權負債之情況下之市值為**柒億柒仟貳佰萬港元(772,000,000港元)**。

在估值時，吾等已遵守香港聯合交易所有限公司之證券上市規則第5章、英國皇家特許測量師學會頒佈的評值及評估準則(第五版，由二零零三年五月開始生效)、以及香港測量師學會頒佈的香港測量學會物業估值準則(第一版，由二零零五年一月一日開始生效)的所有規定。

茲隨附吾等之估值證書。

此致

香港
九龍
觀塘
鴻圖道51號
保華企業中心31樓
旋高有限公司及Gunnell Properties Limited
列位董事 台照

代表
永利行評值顧問有限公司

董事
謝偉良
MFin BSc MRICS MHKIS RPS(GP)

董事
劉詩詠
MFin MHKIS AAPI RPS(GP)

二零零五年十二月二十三日

TWL/SL/yh

謝偉良為英國皇家測量師學會會員、香港測量師學會會員、註冊專業測量師(產業測量)及中國合資格房地產評值師。劉詩詠為香港測量師學會會員、澳洲物業協會資深會員及註冊專業測量師(產業測量)。彼等於香港、澳門及中國物業估值方面積逾十年經驗。

附件

以下為獨立估值師永利行評值顧問有限公司為收錄於本通函而編製之函件及估值證書全文。



RHL Appraisal Ltd.
永利行評值顧問有限公司

Member of RHL International Property Consultants
永利行國際物業顧問集團成員

測量師、估值師、土地及物業顧問
香港九龍尖沙咀星光行1010室

敬啟者：

關於：估值九龍觀塘鴻圖道51號保華企業中心

1. 指示

吾等遵照旋高有限公司及Gunnell Properties Limited（以下統稱「貴公司」）指示，對上述物業（「該物業」）進行估值。吾等確認曾對該物業進行視察及作出有關查詢，並搜集吾等認為需要之其他資料，以便呈述吾等對有關物業權益於二零零五年十一月十五日（「估值日」）之公開市值之意見，作為出售該物業之參考資料。

2. 估值基準

吾等之估值是對該物業市值之意見。所謂市值，就吾等所下定義而言，指自願買方與自願賣方於適當市場推廣後基於公平原則，在雙方知情、審慎及非被逼情況下於估值日買賣物業之估計價值。

3. 估值方法

於評估該物業時，吾等採納「直接比較法」，即按實際規模可資比較之變現價格作出比較。吾等分析相類似規模、性質及地點之可資比較物業，並審慎衡量各項物業各自之一切優劣，藉以達致公平之資本值比較。

由於該物業其中若干部份已出租予第三方，故吾等估值此等部份時，採用將租金收入淨額撥充資本之方法，並計入租約期滿後租金收入增加之潛力。

4. 假設

吾等之估值乃假定業主於公開市場按該物業之現況出售該物業權益，而無憑藉遞延條款合約、售後租回、合資企業、管理協議或任何類似安排，以影響該物業之價值。

吾等假設有關業主於其政府租契整個未屆滿期間有權自由及不受干預地使用該物業。

5. 業權調查

吾等已就該物業於適當之土地註冊處進行查冊。然而，吾等並無核實該物業之原有文件以查證業權或證實是否存在交予吾等之副本未有顯示之任何租約修訂。所有文件及政府租契僅用作參考。吾等不會就該物業而承擔任何法律責任。

4. 債務

於二零零五年十月三十一日營業時間結束時(即在刊印本通函前，可查證本債務聲明所載資料之最後實際可行日期)，本集團有尚未償還借款約830,000,000港元(未有任何第三方就此提供擔保)。該筆款項包括無抵押銀行透支約37,000,000港元、銀行貸款約620,000,000港元(其中496,000,000港元由本集團一項物業權益及若干銀行結餘作抵押)及一筆由本集團擁有90.1%權益之附屬公司之一位少數股東提供之無抵押貸款173,000,000港元。

此外，於二零零五年十月三十一日，本集團有約186,000,000港元之或然負債，此乃與本集團之建築工程合約之若干尚未償還履約保證有關。

除上文所載者及除集團成員公司間之負債及一般應付貿易款項及應付票據外，於二零零五年十月三十一日營業時間結束時，本集團旗下各成員公司概無任何尚未償還之按揭、抵押、債券、借貸資本、債務證券(不論是否已發行及尚未付款、及已授權發行或已設立但尚未發行)、有期貸款及透支、或其他類似債務、融資租約或租購承擔、承付債務或承兑信貸或其他借款或屬借款性質之債務或任何擔保或其他重大或然負債。

就編製上述債務聲明而言，外幣款額均按二零零五年十月三十一日營業時間結束當時之概約兑換率換算為港元。

自二零零五年十月三十一日以來，本集團之債務或或然負債並無任何重大變動。

5. 營運資金

本公司董事認為，在計及本集團可動用之內部財務資源及估計因進行出售所得之款項淨額後，除非出現任何意料之外的情況，否則由本通函刊發日期起計最少未來十二個月內，本集團有足夠營運資金應付目前所需。

6. 重大不利轉變

截至最實際可行日期為止，董事局並不察覺本集團之財務或業務狀況自二零零五年三月三十一日(即本公司最近期已刊發經審核綜合財務報表之結算日)以來曾出現任何重大不利轉變。

18. **承擔**

	二零零五年九月三十日 千港元	二零零五年三月三十一日 千港元
就收購以下項目已訂約但未於財務報告上撥備之支出：		
－物業、機械及設備	41,388	90,710
－股本投資	－	48,126
	41,388	138,836

此外，本集團訂立日期為二零零五年八月十二日之有條件協議，以投資約417,000,000港元收購於中華人民共和國從事提供貨物起卸、儲存、船務代理及其他相關服務之國有企業南通港口集團有限公司之45%股本權益。有關此項交易之詳情載於本公司於二零零五年八月二十二日刊發之通函內。

19. **關連人士交易**

期內，本集團與其關連公司訂立以下交易：

		截至九月三十日止六個月	
關連人士之類別	**交易性質**	二零零五年 千港元	二零零四年 千港元
本集團之聯營公司及共同控制機構	本集團收取建築工程費	－	41,820
	本集團購買混凝土產品	112	36
	本集團支付分承包費	－	1,917
	本集團收取利息收入	7,030	6,136
	本集團收取項目管理費、顧問及手續費	854	1,136
	本集團收取租金及相關物業管理費	－	861
	本集團支付服務費	5	1
德祥企業集團有限公司（「德祥企業」）之附屬公司	本集團收取租金及相關物業管理費	35	336
	本集團購買建築材料及相關安裝工程	－	16
	本集團收取租金收入	210	－
德祥企業之聯營公司	本集團收取租金及相關物業管理費	1,062	611
	本集團收取利息收入	7,892	5,241
其他關連公司	本集團收取租金及相關物業管理費	2,290	2,781
	本集團收取利息收入	6,064	4,169
	本集團支付服務費	72	1,150
附屬公司之少數股東	本集團支付利息	9,065	－

其他關連公司乃為與德祥企業共同管理或共同控制之公司。

20. **結算日後事項**

於二零零五年九月三十日後，本集團與由Lehman Brothers Holdings Inc.、資本策略投資有限公司及保華建業集團有限公司（為本公司之附屬公司）實益擁有之合夥經營公司訂立一項有條件買賣協議，按約780,000,000港元之協定總值出售本集團附屬公司於二零零五年九月三十日賬面總值約為723,000,000港元之若干租賃物業及投資物業之全部權益。有關此項交易之詳情載於本公司於二零零五年十一月二十四日發表之公佈內。

15. 股本

	已發行及繳足 股份數目	價值 千港元
每股面值0.1港元之普通股：		
於二零零五年四月一日	1,369,195,436	136,920
所購回及註銷之股份	(10,520,000)	(1,052)
於二零零五年九月三十日	1,358,675,436	135,868

16. 出售附屬公司

期內，本集團出售若干從事物業發展之附屬公司。

出售事項之影響概述如下：

	截至九月三十日止六個月 二零零五年 千港元	二零零四年 千港元
所出售之淨資產	82,277	–
出售附屬公司之虧損	(82)	–
總代價	82,195	–
支付方式：		
現金	75,360	–
代價餘額（包括在應收賬款、訂金及預付款項）	6,835	–
	82,195	–
出售時產生之現金流入淨額：		
所收取之現金	75,360	–
所出售之銀行結餘及現金	(5,887)	–
	69,473	–

期內，所出售之附屬公司對本集團之業績並無作出任何重大貢獻。

17. 或然負債

	二零零五年 九月三十日 千港元	二零零五年 三月三十一日 千港元
仍然有效之建築合約履約擔保書	130,908	310,503

12. 聯營公司權益

	二零零五年九月三十日 千港元	二零零五年三月三十一日 千港元
攤佔淨資產：		
香港上市股份	380,521	370,977
非上市股份	38,487	37,146
	419,008	408,123
減：已確認之減值虧損	(3,625)	(26,914)
	415,383	381,209
香港上市股份之市值	214,820	139,763

香港上市股份指本集團於中策集團有限公司(「中策」)之29.36%(31.3.2005: 29.36%)股本權益。本集團於二零零五年九月三十日攤佔中策之淨資產乃根據中策最近公佈中期業績報告所示之中策於二零零五年六月三十日之淨資產計算。

期內，董事已按照中策於二零零五年九月十日刊發之通函所載之集團重組計劃條款計算之中策估計可收回額。因此，以往確認之減值虧損23,289,000港元已於收益表撥回。

13. 應收賬款、訂金及預付款項

本集團合約承包業務之信期乃與貿易客戶按正常商業條款磋商及訂立。物業租賃業務帶來之應收貿易賬款預先按月支付，而本集團就其他應收貿易賬款授出之信貸期一般由30至90日不等。

於申報日期之應收貿易賬款賬齡分析如下：

	二零零五年九月三十日 千港元	二零零五年三月三十一日 千港元
90日內	248,511	329,058
90日以上但不超過180日	16,345	2,839
超過180日	67,600	67,663
	332,456	399,560

應收賬款、訂金及預付款項中包括一筆約132,164,000港元(31.3.2005: 449,174,000港元)之款項，乃代表存放於澳洲經紀之出售Downer EDI Limited(「Downer」)(為本集團之前聯營公司)權益所得款項餘額。此筆款項已由澳洲稅務局預扣至清繳所有有關出售Downer股份之稅務責任後方會發放。期內，已自該筆存放於經紀之款項向澳洲稅務局繳交約317,010,000港元。

14. 應付賬款及應計開支

於申報日期之應付貿易賬款賬齡分析如下：

	二零零五年九月三十日 千港元	二零零五年三月三十一日 千港元
90日內	214,699	218,556
90日以上但不超過180日	4,976	1,129
超過180日	14,741	17,058
	234,416	236,743

8. 股息

	截至九月三十日止六個月	
	二零零五年	二零零四年
	千港元	千港元
中期股息－每股1.5港仙(2004: 1.5港仙)	20,380	20,538

截至二零零五年九月三十日止六個月宣佈之中期股息之數額，乃參照於二零零五年九月三十日之已發行普通股1,358,675,436股計算。

期內，董事局宣派特別現金股息每股70港仙，合共約957,177,000港元(截至二零零四年九月三十日止六個月：無)，並已於期內派付。此外，股東已批准派發並應於期內將支付截至二零零五年三月三十一日止年度之末期股息每股1.5港仙(截至二零零四年三月三十一日止年度: 1.5港仙)，股息總額合共約20,380,000港元。

9. 每股盈利

期內本公司之股權持有人應佔之每股基本及攤薄盈利乃根據以下數據計算：

	截至九月三十日止六個月	
	二零零五年	二零零四年
	千港元	千港元
盈利：		
計算每股基本盈利之盈利	149,280	38,144
股份數目：		
計算每股基本盈利之普通股加權平均數	1,365,282,332	1,345,249,019

由於本公司購股權之行使價高於每股股份截至二零零五年九月三十日止六個月之平均市價，而於截至二零零四年九月三十日止六個月並無尚未行使之任何潛在普通股，因此並無呈列兩個期間之每股攤薄盈利。

10. 物業、機械及設備及投資物業

期內本集團用於物業、機械及設備之款項共約7,848,000港元(2004: 4,143,000港元)，藉以擴充及提升經營運作能力。本集團亦出售物業、機械及設備，彼等之總賬面值約2,912,000港元(2004: 2,373,000港元)。

投資物業乃由一獨立專業估值師根據公開市場現有用途基準按其於二零零五年九月三十日之公開市值估值。此項重估產生增值85,400,000港元，已於期內計入收益表。

11. 發展中項目

	二零零五年九月三十日	二零零五年三月三十一日
	千港元	千港元
海域使用權	1,662,216	1,669,907
開發成本	209,987	136,559
	1,872,203	1,806,466
減：列於流動資產項下之海域使用權之流動部份	(34,200)	(34,011)
列於非流動資產之款額	1,838,003	1,772,455

該發展項目乃位於中華人民共和國江蘇省。

5. **其他收入**

	截至九月三十日止六個月	
	二零零五年	二零零四年
	千港元	千港元
出售投資物業之收益	–	1,129
利息收入	17,477	20,344
收回有關針對前聯營公司之前股東而提出之法庭訴訟之利息及法律費用	79,928	–
股息收入	–	356
撥回呆賬撥備	4,501	–
	101,906	21,829

6. **除稅前溢利**

除稅前溢利已扣除：

	截至九月三十日止六個月	
	二零零五年	二零零四年
	千港元	千港元
物業、機械及設備之折舊及攤銷		
自置資產	19,318	27,958
減：撥作在建合約工程資本之數額	(1,215)	(799)
	18,103	27,159
商譽攤銷（包括在行政費用內）	–	1,153
持作買賣投資公平價值減少	4,029	–
出售證券投資之虧損	–	1,579
其他上市投資之未實現虧損	–	8,143
攤佔聯營公司稅項（包括在攤佔聯營公司業績內）	446	23,108
攤佔共同控制機構稅項（包括在攤佔共同控制機構業績內）	390	–

7. **稅項**

	截至九月三十日止六個月	
	二零零五年	二零零四年
	千港元	千港元
稅項支出包括：		
香港利得稅：		
本期間	1,871	21
過往期間準備不足	3,197	–
	5,068	21
海外稅項	–	1,177
遞延稅項	4,353	7,629
	9,421	8,827

香港利得稅乃按期內之估計應課稅溢利以稅率17.5%（2004: 17.5%）計算。

海外稅項按有關司法權區適用之稅率計算。

4. 分部資料

就管理方面而言，本集團之業務現分為七大營運部門，分別為樓宇建築工程、土木工程、項目管理、設施管理、港口及基建發展、庫務投資及物業投資。此等部門乃本集團匯報主要分部資料之基準。

截至二零零五年九月三十日止六個月之業務分部資料如下：

	樓宇建築工程 千港元	土木工程 千港元	項目管理 千港元	設施管理 千港元	庫務投資 千港元	物業投資 千港元	其他 千港元	對銷 千港元	綜合 千港元
營業額									
對外	1,008,967	438,146	6,044	1,919	307,639	28,796	–	–	1,791,511
分部之間	–	50,210	–	–	–	9,659	–	(59,869)	–
總額	1,008,967	488,356	6,044	1,919	307,639	38,455	–	(59,869)	1,791,511
業績									
分部業績	37,356	14,270	3,899	1,702	33,776	14,656	–		105,659
利息收入									17,477
投資物業之公平價值增加	–	–	–	–	–	85,400	–	–	85,400
未分配企業開支									(31,182)
融資成本									(6,020)
出售附屬公司之虧損									(82)
撥回聯營公司權益之減值虧損	–	–	–	–	23,289	–	–	–	23,289
攤佔聯營公司業績	620	31	608	–	(23,339)	–	–	–	(22,080)
攤佔共同控制機構業績	260	1,841	–	–	–	–	–	–	2,101
除稅前溢利									174,562

截至二零零四年九月三十日止六個月之業務分部資料如下：

	樓宇建築工程 千港元	土木工程 千港元	項目管理 千港元	設施管理 千港元	庫務投資 千港元	物業投資 千港元	其他 千港元	對銷 千港元	綜合 千港元
營業額									
對外	1,251,056	406,565	–	–	–	21,262	–	–	1,678,883
分部之間	–	1,810	–	–	–	7,876	–	(9,686)	–
總額	1,251,056	408,375	–	–	–	29,138	–	(9,686)	1,678,883
業績									
分部業績	17,047	30,267	–	–	–	8,481	–		55,795
利息收入									20,344
未分配企業開支									(36,667)
融資成本									(2,900)
攤薄聯營公司權益之虧損	–	–	–	–	–	–	(15,004)	–	(15,004)
攤佔聯營公司業績	1,938	(5)	–	–	–	–	23,740	–	25,673
攤佔共同控制機構業績	–	118	–	–	–	–	–	–	118
除稅前溢利									47,359

分部之間收益乃按市場價格收取或（倘無可參考之市場價格）按雙方釐定及同意之條款收取。

於兩個期間內，港口及基建發展業務分部對本集團之營業額及業績並未有貢獻。

2. 主要會計政策－續

金融工具－續

除債務及股本證券以外之金融資產及金融負債

由二零零五年四月一日起，本集團根據香港會計準則第39號之規定，對除債務及股本證券以外之金融資產及金融負債(以往不在會計實務準則第24號之範圍內)進行分類及估量。根據香港會計準則第39號，金融資產乃分類為「按公平價值誌入收益表之金融資產」、「可供出售之金融資產」、「貸款及應收款項」或「持有至到期之金融資產」。金融負債一般分類為「按公平價值誌入收益表之金融負債」或「除按公平價值誌入收益表之金融負債以外之金融負債(其他金融負債)」。「其他金融負債」乃按使用實際利率法計算之已攤銷成本列賬。

3. 會計政策更改之影響概要

上述會計政策更改之財務影響概述如下：

(a) 對本期間及過往期間之業績之影響：

	截至九月三十日止六個月 二零零五年 千港元	 二零零四年 千港元
商譽攤銷之減少	3,712	–
攤佔聯營公司虧損增加	(14,217)	–
期間溢利減少	(10,505)	–

(b) 對於二零零五年三月三十一日及二零零五年四月一日之資產負債表之影響：

	於二零零五年三月三十一日 千港元 (原先列賬)	香港會計準則第17號之影響 千港元	攤佔會計政策更改對聯營公司之影響 千港元 (附註)	於二零零五年三月三十一日 千港元 (重新列賬)	香港會計準則第39號之影響 千港元	攤佔會計政策更改對聯營公司之影響 千港元 (附註)	於二零零五年四月一日 千港元 (重新列賬)
對資產及負債之影響：							
物業、機械及設備	372,044	(134,766)	–	237,278	–	–	237,278
發展中項目							
－非流動	1,806,466	(34,011)	–	1,772,455	–	–	1,772,455
－流動	–	34,011	–	34,011	–	–	34,011
預付土地租賃款項							
－非流動	–	131,576	–	131,576	–	–	131,576
－流動	–	3,190	–	3,190	–	–	3,190
聯營公司權益	382,146	–	(937)	381,209	–	27,363	408,572
證券投資							
－非流動	1,778	–	–	1,778	(1,778)	–	–
－流動	173,284	–	–	173,284	(173,284)	–	
可供出售投資	–	–	–	–	3,299	–	3,299
持作買賣投資	–	–	–	–	173,284	–	173,284
	2,735,718	–	(937)	2,734,781	1,521	27,363	2,763,665
對股本之影響：							
其他儲備	–	–	–	–	–	(1,113)	(1,113)
累積溢利	253,898	–	(937)	252,961	991	28,476	282,428
少數股東權益	535,895	–	–	535,895	530	–	536,425
	789,793	–	(937)	788,856	1,521	27,363	817,740

附註：

攤佔會計政策更改之影響乃因本集團之聯營公司採納詮釋第2號「酒店物業之適當會計政策」、香港會計準則第39號「金融工具：確認及估量」及香港財務報告準則第3號「業務合併」而產生。

2. **主要會計政策－續**

土地及海域使用權之租賃權益

於以往期間，業主自用之租賃土地及樓宇均計入物業、機械及設備，並以成本模式估量。於本期間，本集團已應用香港會計準則第17號「租賃」。根據香港會計準則第17號，土地及樓宇租賃之土地及樓宇部份應視乎租賃分類而獨立入賬，惟租賃款項若未能可靠地於土地及樓宇部份之間作出分配，則於此情況下整份租賃一概視為融資租賃。若租賃款項能可靠地於土地及樓宇部份之間作出分配，則於土地之租賃權益應重新分類為經營租賃下之「預付租賃土地款項」，並以成本入賬及按直線法於租賃期攤銷。此項會計政策變動已作出追溯應用。另外，若租賃款項未能可靠地於土地及樓宇部份之間作出分配，則土地之租賃權益將繼續入賬列作物業、機械及設備。

以往，持作未決定未來用途之海域使用權乃按成本扣除減值列賬。根據香港會計準則第17號，該等海域使用權分類為經營租賃下之預付租賃款項，並以成本入賬及按直線法於租賃期攤銷。在香港會計準則第17號並無任何特定過渡性條文之情況下，該項會計政策變動已作出追溯應用。比較數字已作調整，以反映海域使用權之累積攤銷開支。攤銷開支列作有關項目之開發成本之一部份。

投資物業

於本期間，本集團採用香港會計準則第40號「投資物業」，並已選擇採用公平價值模式處理其投資物業，據此須將投資物業公平價值變動產生之損益，直接在其所產生之期間於收益表內確認。於以往期間，在會計實務準則第13號「投資物業之會計處理方法」下之投資物業乃按公開市值估量，而重估盈餘或虧絀計入或在投資物業重估儲備內扣除，除非此一儲備項下之餘額不足以抵銷重估減值，在此情況下重估減值超出投資物業重估儲備餘額之部份在收益表內扣除。倘以往曾在收益表內扣除之減值惟其後出現重估升值，則以之前已扣除之減值為限將進賬計入收益表。採用香港會計準則第40號對本期間或以往期間之業績並無任何重大影響。因此，毋須作出任何往期調整。

金融工具

於本期間，本集團已採用香港會計準則第32號「金融工具：披露及呈列」及香港會計準則第39號「金融工具：確認及估量」。香港會計準則第32號規定追溯應用。應用香港會計準則第32號對本集團之財務報表內金融工具之呈列方式並無任何重大影響。於二零零五年一月一日或以後開始之會計期間生效之香港會計準則第39號，一般不允許按追溯基準確認、不予確認或估量金融資產及負債。採納香港會計準則第39號所導致之主要影響概述如下：

金融資產及金融負債之分類及估量

本集團已就香港會計準則第39號所指範圍內之金融資產及金融負債之分類及估量，採用香港會計準則第39號之相關過渡性條文。

於二零零五年三月三十一日前，本集團根據會計實務準則第24號「證券投資之會計處理方法」(「會計實務準則第24號」)之標準處理方法將其股本證券分類及估量。根據會計實務準則第24號，股本證券投資分類為「投資證券」或「其他投資」(如適用)。「投資證券」乃按成本扣除減值虧損(如有)列賬，而「其他投資」則按公平價值估量，未變現收益或虧損列入收益表。由二零零五年四月一日起，本集團已根據香港會計準則第39號將其股本證券分類及估量。根據香港會計準則第39號，金融資產分類為「按公平價值誌入收益表之金融資產」或「可供出售之金融資產」。分類須視乎收購資產之目的而定。「按公平價值誌入收益表之金融資產」及「可供出售之金融資產」乃按公平價值列賬，公平價值之變動分別於收益表及權益中確認。本集團之投資證券之結餘乃按公平價值重新估量，並對資產過往之賬面值及本集團於二零零五年四月一日之累積溢利調整1,521,000港元，將於相關可供銷售投資出售或減值後撥入收益表。

簡明綜合財務報表附註
截至二零零五年九月三十日止六個月

1.　**編製基準**

簡明綜合財務報表乃根據香港聯合交易所有限公司證券上市規則附錄16之適用披露規定及香港會計師公會(「香港會計師公會」)頒佈之香港會計準則(「香港會計準則」)第34號「中期財務申報」編製。

2.　**主要會計政策**

除若干物業及金融工具乃按公平價值或重估款額(如適用)估量外，簡明綜合財務報表乃根據歷史成本法編製。

編製本簡明綜合財務報表採納之會計政策與本集團截至二零零五年三月三十一日止年度之週年財務報表所採納者相符，惟於本期間，本集團首次採納由香港會計師公會頒佈之多項新訂香港財務報告準則(「香港財務報告準則」)、香港會計準則及詮釋(「詮釋」)(下文統稱「新訂香港財務報告準則」)。該等準則於二零零五年一月一日或以後開始之會計期間生效。採納新訂香港財務報告準則導致收益表、資產負債表及股權變動表之呈報方式有所改變。尤其是少數股東權益及攤佔聯營公司／共同控制機構稅項之呈報方式有所改變。此等呈報方式變動已追溯應用。此外，採納新訂香港財務報告準則導致本集團在以下範疇之會計政策出現變動，對現行或以往會計期間之業績編製及呈列方式構成影響：

以股份支付之款項

於本年度內，本集團已採納香港財務報告準則第2號「以股份支付之款項」，該準則規定本集團以股份或股權換購貨品或換取服務(「股本結算交易」)或以某數量之股份或股權換取等值之其他資產(「現金結算交易」)時，均須確認為開支。香港財務報告準則第2號對本集團之主要影響為授予本集團董事及僱員之購股權在授出當日決定其公平價值，並於歸屬期內列作開支。於採納香港財務報告準則第2號前，本集團只有在購股權獲行使時才確認其財務影響。本集團採納之香港財務報告準則第2號適用於二零零五年四月一日或之後授出之購股權。有關於二零零五年四月一日之前授出之購股權，根據相關過渡性條文，本集團選擇不就於二零零二年十一月七日或之前授出之購股權及於二零零二年十一月七日之後授出而其權益歸屬期乃於二零零五年四月一日前之購股權採納香港財務報告準則第2號。由於所有購股權已於二零零五年四月一日前歸屬，因此採納香港財務報告準則第2號對本期間或以往期間之業績並無任何重大影響。故此，毋須作出任何前期調整。

業務合併

在本期間，本集團已採用香港財務報告準則第3號「業務合併」，該準則適用於協議日期為二零零五年一月一日或以後之業務合併。應用香港財務報告準則第3號對本集團之主要影響概述如下：

商譽

於以往期間，因於二零零五年四月一日前進行收購而產生之商譽於其估計可使用年期內資本化及攤銷。於本期間，本集團已採用香港財務報告準則第3號之相關過渡性條文，據此本集團由二零零五年四月一日起停止攤銷該商譽，以及最低限度每年對商譽進行一次減值評估。因於二零零五年一月一日後進行收購而產生之商譽於初次確認後乃按成本減累積減值虧損(如有)估量。因此會計政策之變動，本期間並無計入任何商譽攤銷。比較數字並無予以重列。

簡明綜合現金流量表
截至二零零五年九月三十日止六個月

	未經審核 截至九月三十日止六個月 二零零五年 千港元	 二零零四年 千港元
來自經營業務之現金淨額	167,411	65,927
來自(用於)投資業務之現金淨額	335,331	(246,905)
(用於)來自融資活動之現金淨額		
已付股息	(957,122)	–
償還銀行借款	(269,126)	(31,850)
新籌措銀行借款	221,139	10,000
償還少數股東貸款	(68,303)	(4,630)
少數股東墊付之貸款	–	241,000
就購回股份支付之款項	(14,478)	–
股份購回開支	(130)	(26)
已付利息	(11,919)	(4,389)
償還共同控制機構款項	–	(34,824)
	(1,099,939)	175,281
現金及與現金等值項目減少淨額	(597,197)	(5,697)
現金及與現金等值項目承前	1,247,572	233,207
現金及與現金等值項目結轉	650,375	227,510
現金及與現金等值項目結存分析		
短期銀行存款、銀行結存及現金	671,681	239,534
銀行透支	(21,306)	(12,024)
	650,375	227,510

簡明綜合股權變動表

截至二零零五年九月三十日止六個月

	本公司之股權持有人應佔										
	股本	股份溢價	特別儲備	資本儲備	投資重估儲備	其他儲備	匯兌儲備	累計(虧損)溢利	小計	少數股東權益	合計
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
於二零零五年四月一日											
－原先列賬	136,920	184,811	124,695	2,480,000	–	–	(561)	253,898	3,179,763	535,895	3,715,658
－會計政策更改之影響(附註3)	–	–	–	–	–	(1,113)	–	28,530	27,417	530	27,947
－重新列賬	136,920	184,811	124,695	2,480,000	–	(1,113)	(561)	282,428	3,207,180	536,425	3,743,605
因換算海外業務而產生之匯兌差額	–	–	–	–	–	–	4,776	–	4,776	–	4,776
重估投資之虧絀	–	–	–	–	(1,075)	–	–	–	(1,075)	(163)	(1,238)
攤佔聯營公司其他儲備	–	–	–	–	–	6,149	–	–	6,149	–	6,149
攤佔聯營公司匯兌儲備	–	–	–	–	–	–	(678)	–	(678)	–	(678)
直接於股權確認之收入(開支)淨額	–	–	–	–	(1,075)	6,149	4,098	–	9,172	(163)	9,009
期間溢利	–	–	–	–	–	–	–	149,280	149,280	15,861	165,141
期間已確認收支總額	–	–	–	–	(1,075)	6,149	4,098	149,280	158,452	15,698	174,150
購回股份	(1,052)	(13,556)	–	–	–	–	–	–	(14,608)	–	(14,608)
轉撥自資本儲備	–	–	–	(2,480,000)	–	–	–	2,480,000	–	–	–
已付及應付股息	–	–	–	–	–	–	–	(977,557)	(977,557)	(12,052)	(989,609)
於二零零五年九月三十日	135,868	171,255	124,695	–	(1,075)	5,036	3,537	1,934,151	2,373,467	540,071	2,913,538
於二零零四年四月一日	134,525	187,370	124,933	2,480,000	–	6,521	83,356	(245,833)	2,770,872	10,448	2,781,320
因換算海外業務而產生匯兌差額	–	–	–	–	–	–	(29,063)	–	(29,063)	–	(29,063)
攤佔聯營公司其他儲備	–	–	–	–	–	7	–	–	7	–	7
攤佔聯營公司匯兌儲備	–	–	–	–	–	–	(1,493)	–	(1,493)	–	(1,493)
直接於股權確認之收入(開支)淨額	–	–	–	–	–	7	(30,556)	–	(30,549)	–	(30,549)
期間溢利	–	–	–	–	–	–	–	38,144	38,144	388	38,532
於聯營公司之權益攤薄時變現	–	–	–	–	–	(185)	(190)	–	(375)	–	(375)
期間已確認收支總額	–	–	–	–	–	(178)	(30,746)	38,144	7,220	388	7,608
發行股份費用	–	(26)	–	–	–	–	–	–	(26)	–	(26)
收購附屬公司	–	–	–	–	–	–	–	–	–	363,229	363,229
已付股息	–	–	–	–	–	–	–	(20,179)	(20,179)	–	(20,179)
於二零零四年九月三十日	134,525	187,344	124,933	2,480,000	–	6,343	52,610	(227,868)	2,757,887	374,065	3,131,952

其他儲備指中華人民共和國適用於本公司聯營公司之相關規則及法規規定之法定儲備。

簡明綜合資產負債表
於二零零五年九月三十日

	附註	二零零五年九月三十日 千港元	二零零五年三月三十一日 千港元 (重新列賬)
非流動資產			
物業、機械及設備	10	222,268	237,278
投資物業	10	540,400	455,000
發展中項目	11	1,838,003	1,772,455
預付土地租賃款項		129,981	131,576
商譽		61,646	61,646
聯營公司權益	12	415,383	381,209
共同控制機構權益		11,645	9,544
證券投資		—	1,778
可供出售投資		2,060	—
一年後到期之應收貸款		1,508	1,508
一年後到期之應收關連公司款項		779	779
其他長期投資		15,841	15,481
遞延税項資產		1,680	1,680
		3,241,194	3,069,934
流動資產			
應收客戶合約工程款項		192,529	185,188
應收賬款、訂金及預付款項	13	1,098,666	1,586,246
持作出售物業		78,245	91,278
發展中項目	11	34,200	34,011
預付土地租賃款項		3,190	3,190
一年內到期之應收貸款		100,000	190,401
證券投資		—	173,284
持作買賣投資		55,512	—
應收關連公司款項		240,077	346,102
應收聯營公司款項		181,750	168,683
可收回税款		134	7,506
短期銀行存款、銀行結存及現金		671,681	1,254,556
		2,655,984	4,040,445
流動負債			
應付客戶合約工程款項		441,885	435,198
應付賬款及應計開支	14	825,520	1,076,195
應付聯營公司款項		2,907	2,804
應付共同控制機構款項		20,766	20,766
應付少數股東款項		1,368	104,833
少數股東貸款		172,697	—
應付股息		32,487	—
應付税項		2,342	1,882
一年內到期之銀行借款		259,420	289,960
		1,759,392	1,931,638
流動資產淨值		896,592	2,108,807
總資產減流動負債		4,137,786	5,178,741
非流動負債			
少數股東貸款		—	241,000
一年後到期之銀行借款		296,875	300,000
遞延税項負債		927,373	923,020
		1,224,248	1,464,020
		2,913,538	3,714,721
資本及儲備			
股本	15	135,868	136,920
儲備		2,237,599	3,041,906
本公司之股權持有人應佔權益		2,373,467	3,178,826
少數股東權益		540,071	535,895
總權益		2,913,538	3,714,721

3. 本集團之未經審核綜合財務報告

以下為本集團截至二零零五年九月三十日止六個月之未經審核簡明綜合財務報表，有關內容乃摘錄自本公司截至二零零五年九月三十日止六個月之中期報告。

簡明綜合收益表
截至二零零五年九月三十日止六個月

	附註	未經審核 截至九月三十日止六個月 二零零五年 千港元	 二零零四年 千港元
營業額	4	1,791,511	1,678,883
銷售成本		(1,645,900)	(1,588,366)
毛利		145,611	90,517
其他收入	5	101,906	21,829
投資物業之公平價值增加		85,400	—
行政費用		(81,369)	(63,152)
其他費用		(74,194)	(9,722)
融資成本		(6,020)	(2,900)
出售附屬公司之虧損		(82)	—
撥回聯營公司權益之減值虧損		23,289	—
攤薄聯營公司權益所致虧損		—	(15,004)
攤佔聯營公司業績		(22,080)	25,673
攤佔共同控制機構業績		2,101	118
除税前溢利	6	174,562	47,359
税項	7	(9,421)	(8,827)
期間溢利		165,141	38,532
以下人士應佔：			
本公司之股權持有人		149,280	38,144
少數股東權益		15,861	388
		165,141	38,532
股息	8	20,380	20,538
每股盈利－基本	9	10.9 仙	2.8 仙

(b) 本公司主要聯營公司於二零零五年三月三十一日之詳情如下：

聯營公司名稱	成立／註冊地點	已發行及繳足股本／註冊資本	本集團應佔已發行股本／註冊資本百分比 %	主要業務
中策集團有限公司(「中策」)	香港	88,159,508.70港元普通股	29.4	投資控股
中建保華建築有限責任公司	中國	10,000,000美元註冊資本 (下文附註)	20.4	土木工程及樓宇建造
保華－中鐵建築有限公司	香港	100港元普通股	32.6	土木工程
深圳珠江均安水泥製品有限公司	中國	6,320,000人民幣註冊資本 (下文附註)	32.6	混凝土產品製造及貿易
北京中宇保華工程項目管理有限公司	中國	500,000美元註冊資本 (下文附註)	26.1	項目管理及諮詢服務

上述所有聯營公司均為私人有限公司，惟中策在香港上市。

上述所有聯營公司均由本公司間接持有。

附註： 該公司為中外合資合營公司。

(c) 本公司共同控制機構於二零零五年三月三十一日之詳情如下：

共同控制機構名稱	成立地點	已發行及繳足股本	本集團應佔已發行股本百分比 %	主要業務
DL & PY JV Limited	香港	2港元普通股	32.6	土木工程
Paul Y. - Penta-Ocean Joint Venture	香港	– (下文附註)	32.6	土木工程

附註： 合營人並無出資，但本集團已向此合營企業提供營運資金。

上表所列為董事認為主要影響本集團年度業績或組成本集團大部份淨資產之本公司附屬公司及聯營公司。董事認為，詳列其他附屬公司及聯營公司之資料將令篇幅冗長。

附屬公司名稱	成立／註冊地點	已發行及繳足股本／註冊資本	已發行股本／註冊資本百分比 由本公司*／附屬公司持有 %	本集團應佔 %	主要業務
聯力混凝土製品(香港)有限公司	香港	200港元普通股	100	65.17	混凝土產品製造及貿易
		1,000,000港元無投票權遞延股(下文附註(v))	100	65.17	
Unistress Group Limited	英屬處女群島	1美元普通股	100	65.17	投資控股
Winstate Limited	英屬處女群島	1美元普通股	100	100	船舶持有

上述所有附屬公司均在香港營運，惟恆加混凝土制品有限公司、江蘇洋通開發投資有限公司、江蘇洋口港投資開發有限公司及台山市保華建築有限公司在中國營運。

上述所有附屬公司均為私人有限公司，惟Paul Y. - CREC Joint Venture為尚未立案之業務，而保華建業集團有限公司則在香港上市。

附註：

(i) 此等無投票權遞延股持有人無權投票，亦無權獲派股息，除非該公司可供派息純利超逾100,000,000,000,000港元，在此情況下，彼等有權就任何財政年度獲派一項年息為五厘之固定非累積股息，且只有權在該公司清盤時分派總額100,000,000,000,000港元予該公司普通股持有人後尚有剩餘資產之情況下，獲退還資本。

(ii) 此等附屬公司均為中外合資合營公司。

(iii) 此等合營企業之合夥人並無出資。

(iv) 此等無投票權優先股持有人無權投票，亦無權獲派股息，除非該公司可供派息純利超逾100,000,000,000港元，在此情況下，彼等有權就任何財政年度獲派一項年息為五厘之固定非累積股息，且只有權在該公司清盤時分派總額10,000,000,000港元予該公司普通股持有人後尚有剩餘資產之情況下，獲退還資本。

(v) 此等無投票權遞延股持有人無權投票，亦無權獲派任何財政年度之股息，且只有權在該公司清盤時或在其他情況下分派總數100,000,000,000,000港元予該公司普通股持有人後尚有剩餘資產之情況下，獲退還資本。

附屬公司名稱	成立／註冊地點	已發行及繳足股本／註冊資本	已發行股本／註冊資本百分比 由本公司*／附屬公司持有 %	本集團應佔 %	主要業務
保華裝飾工程有限公司（前稱保華德祥裝飾工程有限公司）	香港	2港元普通股	100	65.17	室內裝修工程
Paul Y. - ITC Investments Group Limited	英屬處女群島	1美元普通股	100*	100	投資控股
保華德祥管理有限公司	香港	2港元普通股	100	100	管理服務
保華機械租賃有限公司（前稱保華德祥機械租賃有限公司）	香港	2港元普通股	100	65.17	汽車、設備及機械租賃
保華物業管理有限公司	香港	2港元普通股	100	100	物業管理服務
保華建築有限公司	香港	2港元普通股	100	65.17	土木工程、樓宇建造及投資控股
		50,000,000港元無投票權優先股（下文附註(iv)）	–	–	
保華建築（中國）有限公司	中國	60,000,000人民幣註冊資本	100	65.17	土木工程及樓宇建造
Paul Y. Foundation Holdings Limited	英屬處女群島	1美元普通股	100	65.17	投資控股
保華地基有限公司	香港	10,000,000港元普通股	100	65.17	土木工程及地基工程
保華管理有限公司	香港	2港元普通股	100	65.17	管理及秘書服務
保華國際工程管理有限公司	香港	2港元普通股	100	65.17	項目管理服務及投資控股
Paul Y. Properties Group Limited	英屬處女群島	1美元普通股	100*	100	投資控股
保華隧道工程有限公司	香港	2港元普通股	100	65.17	土木工程
台山市保華建築有限公司	中國	5,005,340美元註冊資本（下文附註(ii)）	100	65.17	土木工程及樓宇建造
預力剛混凝土製品（香港）有限公司	香港	12,000,002港元普通股	100	65.17	混凝土產品製造及貿易

附屬公司名稱	成立／註冊地點	已發行及繳足股本／註冊資本	已發行股本／註冊資本百分比 由本公司*／附屬公司持有 %	本集團應佔 %	主要業務
Hanfull Enterprises Limited	英屬處女群島	1美元普通股	100	100	證券投資
江蘇洋通開發投資有限公司	中國	13,332,000美元註冊資本（下文附註(ii)）	60	54.06	港口發展
江蘇洋口港投資開發有限公司	中國	16,650,000美元註冊資本（下文附註(ii)）	60	54.06	港口發展
志恒投資有限公司	香港	1,200,000港元普通股	100	100	證券投資及買賣
保華中鐵工程有限公司	香港	10港元普通股	70	45.62	土木工程
Paul Y. - CREC Joint Venture	香港	–（下文附註(iii)）	70	45.62	土木工程
保華機電工程有限公司（前稱保華德祥機電工程有限公司）	香港	20,000,000港元普通股	99.9998	65.17	提供電機及建造服務
保華建造集團有限公司（前稱保華德祥建業集團有限公司）	香港	2港元普通股	100	65.17	投資控股
		1,000,000港元無投票權遞延股（下文附註(v)）	–	–	
保華建造有限公司（前稱保華德祥建築有限公司）	香港	102,000,000港元普通股	100	65.17	樓宇建造
保華建築工程有限公司（前稱保華德祥建築工程有限公司）	香港	42,000,000港元普通股	100	65.17	樓宇建造及專項工程
保華建業集團有限公司（前稱天網（國際集團）有限公司）	百慕達	288,350,000港元	65.17	65.17	投資控股
保華建築營造有限公司（前稱保華德祥營造有限公司）	香港	36,000,000港元普通股	100	65.17	土木工程及樓宇建造

上述交易按以下基準進行：

(a) 建築工程及分承包費乃根據市價或(倘無市價可供參考)有關各方決定及同意之條款收取。

(b) 購買混凝土產品及建築材料以及銷售貨品乃按協定價格進行。

(c) 利息根據未償還本金額按有關各方決定及同意之利率徵收。

(d) 物業管理費用、服務費及項目管理費按預定比率徵收。

(e) 租金按預定之固定每月租金徵收。

於結算日與聯營公司、共同控制機構及關連公司之交易結餘詳情載列於賬目附註18、19、25及26。

44. 主要附屬公司、聯營公司及共同控制機構資料

(a) 本公司主要附屬公司於二零零五年三月三十一日之詳情如下：

附屬公司名稱	成立／註冊地點	已發行及繳足股本／註冊資本	已發行股本／註冊資本百分比 由本公司*／附屬公司持有 %	本集團應佔 %	主要業務
Calisan Developments Limited	英屬處女群島	1美元普通股	100	100	投資控股
Century Harbour Limited	英屬處女群島	1美元普通股	100	100	投資控股
Corless Limited	英屬處女群島	2美元普通股	100	65.17	投資控股
旋高有限公司	香港	2港元普通股	100	100	物業投資及持控
		2港元無投票權遞延股(下文附註(i))	–	–	
DH Holdings Limited	英屬處女群島	1美元普通股	100	100	投資控股
Glory Well Limited	香港	2港元普通股	100	100	投資控股
Gunnell Properties Limited	英屬處女群島	1美元普通股	100	100	物業投資及持控
恒加混凝土制品有限公司	香港	10,000,000港元普通股	85	55.39	混凝土產品製造及貿易

43. **關連人士交易及結餘**

年內，本集團與其關連人士訂立以下交易：

關連人士之類別	交易性質	二零零五年 千港元	二零零四年 千港元
本集團之聯營公司	本集團收取建築工程費	41,813	182
	本集團購買混凝土產品	36	104
	本集團支付分承包費	300	5,437
	本集團收取利息收入	—	7,357
	本集團支付服務費	—	308
	本集團收取租金及相關物業管理費	590	2,074
	本集團支付服務費	—	406
	本集團收取項目管理費	5,285	—
本集團之共同控制機構	本集團收取建築工程費	—	268
	本集團收取項目管理費	300	—
	本集團支付分承包費	7,246	104,734
	本集團收取服務費	303	144
	本集團收取租金	—	102
德祥企業之附屬公司	本集團收取租金及相關物業管理費	577	780
	本集團購買建築材料及相關安裝工程	20	34
	本集團收取租金	420	—
	本集團收取服務費	53	—
德祥企業之聯營公司	本集團收取租金及相關物業管理費	4,610	2,930
	本集團收取利息收入	10,486	13,332
	本集團收取服務費	106	—
	本集團收取項目管理費	330	—
其他關連公司	本集團收取租金及相關物業管理費	6,150	6,896
	本集團收取利息收入	20,943	10,253
	本集團收取分承包費	7	1,207
	本集團購買醫藥保健品	—	432
	本集團支付服務費	2,120	641
	本集團出售物業、機械及設備	5	—
	本集團銷售貨品	159	—
附屬公司之少數股東	本集團支付利息	4,833	—

其他關連公司乃為與德祥企業共同管理或共同控制之公司。

40. 營業租約安排

(a) 本集團作為承租人：

於結算日，本集團在不可撤銷之有關租用物業營業租約方面尚有未來最低租金款項承擔。此等承擔之支付期如下：

	本集團	
	二零零五年 千港元	二零零四年 千港元
一年內	2,059	809
第二至第五年(首尾兩年包括在內)	3,968	1,607
超過五年	407	718
	6,434	3,134

一般平均每隔兩年將磋商租約及釐定月租。

(b) 本集團作為出租人：

於結算日，本集團與租戶已就未來最低租金款項訂約。支付期如下：

	本集團	
	二零零五年 千港元	二零零四年 千港元
一年內	28,898	26,391
第二至第五年(首尾兩年包括在內)	18,666	13,826
	47,564	40,217

所持物業已覓得未來兩年之租戶。

於結算日，本公司並無任何重大營業租約安排。

41. 資產抵押

於二零零五年三月三十一日，本集團總值約為752,912,000港元(二零零四年：668,638,000港元)之若干物業、機械及設備、投資物業、證券投資及本公司若干附屬公司之已發行股份以及本集團於若干建築合約之利益已抵押予銀行及財務機構，作為本集團取得一般信貸融資之抵押。於二零零五年三月三十一日，本集團已動用約522,819,000港元(二零零四年：544,000,000港元)之融資。

42. 承擔

	本集團	
	二零零五年 千港元	二零零四年 千港元
就收購以下項目已訂約但未於賬目內撥備之開支：		
－股本投資	48,126	450,671
－物業、機械及設備	90,710	－
	138,836	450,671

本公司於結算日並無任何重大之資本承擔。

37. 重大非現金交易

本集團曾進行下列重大非現金交易：

(a) 年內額外發行股份作為實物股息(載列於附註33)；及

(b) 收購保華建業代價已由出售一間附屬公司之部份權益支付(載列於附註36)。

38. 退休福利計劃

本集團為合資格僱員設有已界定供款退休福利計劃。該等計劃之資產由受託人管理之多項基金獨立持有。

於收益表撥出之費用為本集團按該等計劃之規則所定之比例支付予基金之供款。倘僱員在可享有本集團供款所附全部權益前退出該等計劃，本集團應付供款將可按沒收供款之金額遞減。

於結算日，並無因僱員於彼等可享有本集團供款所附全部權益前退出該等計劃而產生之重大沒收供款及可供本集團於未來年度減少應付供款之重大沒收供款。

由二零零零年十二月一日起，本集團加入強制性公積金計劃(「強積金計劃」)。強積金計劃已根據強制性公積金計劃條例在強制性公積金管理局登記。強積金計劃之資產獨立於本集團之資產，由獨立受託人控制之基金持有。根據強積金計劃之規則，僱主及僱員均須各自按規則訂明之比率向計劃供款。本集團有關強積金計劃之僅有責任為根據計劃作出指定之供款。目前並無已遭沒收供款可供扣減日後應付供款。

因強積金計劃而作出之退休福利計劃供款自收益表扣除，相當於本集團按計劃規則訂明之比率向基金應付之供款。

39. 或然負債

	本集團		本公司	
	二零零五年 千港元	二零零四年 千港元	二零零五年 千港元	二零零四年 千港元
仍然有效之建築合約履約擔保書	310,503	623,257	–	–
為附屬公司借取一般銀行融資而向銀行及財務機構作出之擔保	–	–	903,212	1,174,903
	310,503	623,257	903,212	1,174,903

(b)　於二零零四年四月，本集團以396,197,000港元之現金代價收購Global Achiever Limited之90.1%已發行股本及股東貸款。Global Achiever Limited間接持有江蘇洋通開發投資有限公司及江蘇洋口港投資開發有限公司之60%權益。該兩間公司其擁有中國江蘇省若干水域使用權以共同發展大宗散貨碼頭及工業用途物業。交易詳情已載於本公司日期為二零零四年五月五日之通函。

(c)　於二零零四年十月，本集團以43,030,000港元之總現金代價收購Redcliff Property Corp.(「Redcliff」)與益廣投資有限公司(「益廣」)全部股本權益。Redcliff與益廣於中國台山從事物業發展項目。

上述交易已以會計上之購買法入賬。收購事項之影響概括如下：

	二零零五年 千港元	二零零四年 千港元
購入資產淨值：		
發展中項目	1,724,684	—
物業、機械及設備	471	53,758
投資證券	389	—
持作銷售物業	82,700	—
應收賬款、訂金及預付款項	16,704	—
無抵押應收貸款	—	3,585
銀行結存及現金	4,649	—
應付賬款及應計開支	(70,006)	—
應付税項	(398)	—
銀行借款	(28,275)	—
遞延税項	(900,000)	—
少數股東權益	(418,389)	—
	412,529	57,343
收購產生之商譽	60,740	—
總代價	473,269	57,343
支付方式：		
現金代價	448,557	57,343
攤薄附屬公司權益，重新分類為少數股東權益(附註37)	24,712	—
	473,269	57,343
收購附屬公司產生之現金流出淨額：		
現金代價	(448,557)	(57,343)
購入銀行結存及現金	4,649	—
	(443,908)	(57,343)

於年內收購之附屬公司對本集團之營業額及經營溢利分別貢獻28,977,000港元(二零零四年：微不足道)及虧損5,420,000港元(二零零四年：微不足道)。

年內並無因合資格人士接納獲授之購股權而收到任何代價。

上述購股權乃全數授予本公司之董事。

截至二零零四年三月三十一日止年度內，購股權計劃項下並無未行使或授出之購股權。

於二零零五年三月三十一日，根據購股權計劃授出之尚未行使購股權可認購44,200,000股(二零零四年：無)股份，佔本公司於當日之股份的3.23%(二零零四年：無)。

35. **儲備**

	股份溢價 千港元	資本儲備 千港元	滾存溢利 千港元	總額 千港元
本公司				
於二零零三年四月一日	212,031	2,480,000	425,310	3,117,341
發行股份之溢價	2,895	–	–	2,895
根據以股代息計劃發行股份	(27,258)	–	–	(27,258)
以股代息產生之進賬 (附註11)	–	–	184,409	184,409
股份發行費用	(298)	–	–	(298)
年度溢利	–	–	32,962	32,962
已付股息	–	–	(338,838)	(338,838)
於二零零四年三月三十一日	187,370	2,480,000	303,843	2,971,213
根據以股代息計劃發行股份	(2,395)	–	–	(2,395)
以股代息產生之進賬 (附註11)	–	–	17,591	17,591
股份發行費用	(164)	–	–	(164)
年度溢利	–	–	9,465	9,465
已付股息	–	–	(40,717)	(40,717)
於二零零五年三月三十一日	184,811	2,480,000	290,182	2,954,993

本公司之資本儲備代表股本重組時註銷股份溢價產生之進賬。本公司已就本公司若干附屬公司與一家銀行訂立之貸款協議(「貸款協議」)，向該銀行提供擔保，並與該銀行訂立承諾書(「承諾書」)。根據承諾書，只要根據貸款協議仍有任何未償還款項，本公司於若干情況下便不可於未徵得該銀行之事先同意前削減、分派或動用資本儲備，包括轉撥至實繳盈餘。

董事認為，本公司於二零零五年三月三十一日可供分配予股東之儲備約達290,182,000港元(二零零四年：303,843,000港元)。

36. **收購附屬公司**

年內，本公司收購下列附屬公司：

(a) 如附註17所述，於二零零四年三月二十九日，本公司與保華建業訂立有條件買賣協議，據此，本公司同意出售其於Paul Y Construction及其若干附屬公司(主要從事土木工程、樓宇建築、專項工程、項目管理及建築管理之業務)之100%股本權益及股東貸款，以換取按發行價每股1.0港元發行及配發400,000,000股保華建業每股面值0.5港元之入賬列作繳足股款普通股。交易詳情已載於本公司日期為二零零四年十一月三十日之通函。收購事項已於二零零五年一月完成，而保華建業(香港聯交所上市公司)及其附屬公司(從事花崗石及雲石產品買賣及鋪砌業務)自此成為本公司之附屬公司。

(b) **新購股權計劃**

於二零零二年八月二十七日，本公司採納新購股權計劃（「購股權計劃」），以向對或將會對本集團或任何投資機構作出貢獻之本集團或任何投資機構之任何僱員、行政人員或高級職員、董事或任何投資機構及著名人士、本集團任何成員公司或任何投資機構之諮詢人、顧問或代理（「合資格人士」）提供激勵或報酬。購股權計劃將自該日起維持有效十年。

根據購股權計劃，本公司董事可酌情向任何合資格人士授出購股權，接納授出之購股權毋需支付任何費用。董事可酌情釐定行使期限，惟在任何情況下，上述行使期限不得超過自購股權計劃獲採納當日起計十年。行使價由本公司董事以下列較高者而釐定：至少為(i)根據香港聯交所上市規則（「上市規則」）不時允許之認購價；及(ii) 本公司股份之面值。

根據購股權計劃及本公司所採納任何其他購股權計劃可予授出之購股權可認購最多之股份總數，合共不得超過本公司於採納日期已發行股份總數之10%，即103,674,492股。有關更新根據購股權計劃及本公司任何其他購股權計劃授出購股權之計劃限額之普通決議案已於二零零四年九月七日舉行之本公司股東週年大會上通過，即限額最多為本公司於該股東大會日期已發行股份數目之10%（134,524,901股股份），相當於本公司於本報告日期已發行股本之9.84%。如獲得本公司股東在股東大會上批准，該限額可更新為本公司股東在股東大會上批准當日已發行股份總數之10%。儘管如此，已根據購股權計劃或本公司任何其他購股權計劃授出但尚未行使之所有購股權獲行使時可予發行之股份總數，合共最多不得超過不時已發行股份總數之30%。

於任何十二個月期間，根據購股權計劃及本公司任何其他購股權計劃可授予任何合資格人士之購股權（包括已行使、已註銷及未行使購股權）所涉及之本公司股份數目，最多不得超過不時已發行股份總數之1%，除非此項批授事宜已在合資格人士及其聯繫人士（定義見上市規則）放棄投票之股東大會上獲得本公司股東正式批准，則不受此限。於任何十二個月期間內向每位主要股東及／或獨立非執行董事或彼等各自之任何聯繫人士（定義見上市規則）授出購股權時，若所授出購股權所涉及之股份超過已發行股份總數之0.10%或總值超過5,000,000港元，則事先必須獲得本公司股東在股東大會上批准。

年內，本公司根據購股權計劃向本集團之若干合資格人士授出可認購本公司股份之購股權，詳情如下：

			購股權獲行使時將予發行之本公司股份數目			
批授日期	行使期	每股行使價 港元	於二零零四年四月一日尚未行使	年內授出	年內失效	於二零零五年三月三十一日尚未行使
28.12.2004	28.12.2004至26.08.2012	1.94	–	22,100,000	–	22,100,000
28.12.2004	28.12.2004至26.08.2012	2.20	–	22,100,000	–	22,100,000
			–	44,200,000	–	44,200,000

33. 股本

	股份數目	價值
		千港元
每股面值0.10港元之普通股：		
法定：		
於二零零三年四月一日、二零零四年三月三十一日及二零零五年三月三十一日	3,000,000,000	300,000
已發行及繳足：		
於二零零三年四月一日	1,063,016,037	106,302
行使認股權證	9,648,758	965
根據以股代息計劃發行新股	272,584,224	27,258
於二零零四年三月三十一日	1,345,249,019	134,525
根據以股代息計劃發行新股	23,946,417	2,395
於二零零五年三月三十一日	1,369,195,436	136,920

根據本公司於二零零四年七月二十三日公佈之以股代息計劃，本公司發行23,946,417股(二零零四年：272,584,224股)每股面值0.10港元之本公司新普通股予選擇收取股份，以代替截至二零零四年三月三十一日止年度之末期股息之股東。此等股份在各方面與當時已有股份具相同地位。

34. 購股權計劃

(a) 初期購股權計劃

本公司於一九九三年九月一日採納一項購股權計劃(「初期購股權計劃」)，以表揚合資格董事及僱員過往之貢獻。根據本公司之初期購股權計劃，本公司董事可酌情向本公司或其任何附屬公司之任何董事或全職僱員授出購股權以認購本公司股份。本公司之初期購股權計劃已於二零零三年八月三十一日屆滿。

下表披露初期購股權計劃項下本公司購股權及其持有情況於上年度之變動詳情：

		購股權獲行使時將予發行之本公司股份數目		
批授日期	每股行使價	於二零零三年四月一日結餘	年內失效	於二零零四年三月三十一日結餘
	港元			
17.12.1999	0.5552	16,100,000	(16,100,000)	–

所有根據本公司之初期購股權計劃授出之購股權已於截至二零零四年三月三十一日止年度內失效。

32. 遞延税項

本年度及對上年度已確認之主要遞延税項負債(資產)以及相關變動如下:

	加速税項折舊 千港元	聯營公司未分派盈利 千港元	税務虧損 千港元	合約工程收入確認 千港元	重估發展中項目 千港元	其他 千港元	總計 千港元
本集團							
於二零零三年四月一日	41,486	29,918	(11,290)	(3,333)	–	219	57,000
於收益表扣除(計入)	(9,424)	11,056	2,942	(93)	–	(204)	4,277
攤銷聯營公司權益時實現	–	(19,799)	–	–	–	–	(19,799)
匯兑差額	–	8,690	–	–	–	–	8,690
於二零零四年三月三十一日	32,062	29,865	(8,348)	(3,426)	–	15	50,168
於收益表扣除(計入)	76	–	1,860	(897)	–	(2)	1,037
收購附屬公司	–	–	–	–	900,000	–	900,000
出售聯營公司時實現	–	(29,865)	–	–	–	–	(29,865)
於二零零五年三月三十一日	32,138	–	(6,488)	(4,323)	900,000	13	921,340

為方便資產負債表呈列,若干遞延税項資產及負債已予抵銷。以下為財務報告目的而作出之遞延税項餘額之分析:

	本集團 二零零五年 千港元	本集團 二零零四年 千港元
遞延税項負債	923,020	52,882
遞延税項資產	(1,680)	(2,714)
	921,340	50,168

於二零零五年三月三十一日,本集團及本公司有未動用税務虧損約1,807,000,000港元(二零零四年:1,354,000,000港元)及3,806,000港元(二零零四年:284,000港元)可用以抵銷未來應課税溢利。本集團已就上述虧損已確認遞延税項資產約37,000,000港元(二零零四年:48,000,000港元)。由於未能確定未來溢利來源, 故本集團及本公司並無就其餘税務虧損確認遞延税項資產。

29. 銀行借款

	本集團		本公司	
	二零零五年	二零零四年	二零零五年	二零零四年
	千港元	千港元	千港元	千港元
銀行借款包括：				
按揭貸款	337,000	364,000	–	–
銀行貸款	245,976	180,000	–	–
銀行透支	6,984	17,048	–	1,992
	589,960	561,048	–	1,992
分析為：				
有抵押	517,000	544,000	–	–
無抵押	72,960	17,048	–	1,992
	589,960	561,048	–	1,992
銀行借款償還期如下：				
一年內或按通知	289,960	44,048	–	1,992
超過一年，但不超過兩年	300,000	217,000	–	–
超過兩年，但不超過五年	–	300,000	–	–
	589,960	561,048	–	1,992
減：一年內到期或按通知及列作流動負債之款項	(289,960)	(44,048)	–	(1,992)
一年後到期之款項	300,000	517,000	–	–

30. 來自少數股東貸款

此款項為無抵押、須於一年後償付及以香港最優惠利率減2厘計息。

31. 長期服務金撥備

該撥備指根據僱傭條例之規定應付本集團合資格僱員之長期服務金。

附註：

(a) 該等公司乃與德祥企業受共同之董事監管之公司，故屬於本集團之關連公司。

有關款項為無抵押、須於一年內償還及免息，惟應收貸款318,796,000港元(二零零四年：236,214,000港元)則以香港最優惠利率加2厘計息。

(b) 有關款項代表貸予聯營公司之一名股東之貸款，為有抵押，按通行市場利率計息並須於二零零六年十月償還。

26. 應收(應付)聯營公司款項及應付共同控制機構款項

該等款項並無抵押、免息及並無固定還款期，惟應收聯營公司款項174,695,000港元(二零零四年：174,659,000港元)則以香港最優惠利率加2厘計息。

27. 應付賬款及應計開支

應付賬款及應計開支已計入約236,743,000港元(二零零四年：338,430,000港元)之應付貿易賬款，而其賬齡分析如下：

	本集團	
	二零零五年 千港元	二零零四年 千港元
90日內	218,556	320,155
超過90日但於180日內	1,129	5,064
超過180日	17,058	13,211
	236,743	338,430

應付賬款及應計開支包含欠經紀孖展賬款約5,819,000港元(二零零四年：無)，乃以本集團所持若干證券投資作為抵押。

28. 應付少數股東款項

此款項為無抵押、須於一年內償付及免息。

24. **應收賬款、訂金及預付款項**

本集團合約承包業務之信貸期乃與貿易客戶按正常商業條款磋商及訂立。物業租賃業務帶來之應收貿易賬款預先按月支付，而本集團就其他應收貿易賬款授出之信貸期一般由30至90日不等。

應收賬款、訂金及預付款項已計入約399,560,000港元(二零零四年：492,753,000港元)之應收貿易賬款，而其賬齡分析如下：

	本集團	
	二零零五年 千港元	二零零四年 千港元
90日內	329,058	432,280
超過90日但於180日內	2,839	3,784
超過180日	67,663	56,689
	399,560	492,753

應收賬款、訂金及預付款項包含約123,711,000港元(二零零四年：123,711,000港元)之款項，乃本集團攤佔若干將向一名Downer前股東討回之建築合約損失(根據該前股東提供之擔保)。本集團已入稟法院控告該名前股東。於結算日後，原訟法庭頒令判本集團勝訴，前股東敗訴，而本集團可向該前股東討回有關損失連利息及其他開支。

此款項亦包括存放於澳洲經紀之出售Downer權益所得款項餘額約449,174,000港元(二零零四年：無)。此筆款項已由澳洲稅務局預扣至清繳所有有關出售Downer股份之稅務責任後方會發放。繼結算日後，已自該筆存放於經紀之款項向澳洲稅務局繳交約314,138,000港元。

25. **應收關連公司款項**

	本集團	
	二零零五年 千港元	二零零四年 千港元
應收貸款：		
德祥企業之聯營公司(下文附註(a))	149,333	149,333
中策之聯營公司(下文附註(a))	169,463	86,881
其他關連公司(下文附註(b))	779	–
	319,575	236,214
其他應收款項：		
德祥企業之聯營公司(下文附註(a))	15,665	28
中策之聯營公司(下文附註(a))	11,567	2,239
其他關連公司(下文附註(a))	74	289
	346,881	238,770
減：於一年內到期並列作流動資產之款項	(346,102)	(238,770)
一年後到期之款項	779	–
分析為：		
有抵押	779	–
無抵押	346,102	238,770
	346,881	238,770

22. 應收貸款

	本集團	
	二零零五年 千港元	二零零四年 千港元
有關款項為按以下利率計息：		
免息	1,508	–
巴黎銀行同業拆息加1.5厘	4,032	3,821
香港最優惠利率減2厘	69,869	69,869
香港最優惠利率加0.25厘	100,000	130,000
香港最優惠利率加1厘	2,000	6,700
香港最優惠利率加2厘	14,500	14,500
香港最優惠利率加3厘	–	21,325
	191,909	246,215
減：於一年內到期並列為流動負債之款項	(190,401)	(196,215)
一年後到期之款項	1,508	50,000
分析：		
有抵押	1,508	–
無抵押	190,401	246,215
	191,909	246,215

23. 應收(應付)客戶合約工程款項

	本集團	
	二零零五年 千港元	二零零四年 千港元
於結算日之在建工程：		
現時已支出之工程費用	40,438,759	35,203,304
經確認溢利減經確認虧損	882,008	862,708
	41,320,767	36,066,012
減：進度付款	(41,570,777)	(36,248,942)
	(250,010)	(182,930)
來自：		
計入應收客戶合約工程款項	185,188	273,210
計入應付客戶合約工程款項	(435,198)	(456,140)
	(250,010)	(182,930)

於二零零五年三月三十一日，已計入應收賬款、訂金及預付款項內之合約工程客戶持有之保固金約為369,874,000港元（二零零四年：369,983,000港元）。

19. **共同控制機構權益**

	本集團	
	二零零五年	二零零四年
	千港元	千港元
攤佔淨資產	9,544	12,817
應收共同控制機構款項	–	2,000
	9,544	14,817

應收共同控制機構款項為無抵押及免息。有關款項已於年內償清。

本集團各共同控制機構於二零零五年三月三十一日之詳情載列於附註44。

20. **其他長期投資**

	本集團	
	二零零五年	二零零四年
	千港元	千港元
非上市投資，按成本：		
香港	15,093	15,093
海外	388	388
	15,481	15,481

董事認為上述投資之價值最少與其賬面值相若。

21. **證券投資**

	投資證券		其他投資		總額	
	二零零五年	二零零四年	二零零五年	二零零四年	二零零五年	二零零四年
	千港元	千港元	千港元	千港元	千港元	千港元
本集團						
上市股本證券：						
香港	389	–	159,326	39,374	159,715	39,374
海外	1,389	1,481	8,040	–	9,429	1,481
債務證券：						
歐羅債券—海外上市	–	–	1,467	–	1,467	–
股本掛鈎票據—非上市	–	–	4,451	–	4,451	–
	1,778	1,481	173,284	39,374	175,062	40,855
上市證券市值	3,743	1,481	168,833	39,374	172,576	40,855
就呈報目的而分析之賬面值：						
非流動	1,778	1,481	–	–	1,778	1,481
流動	–	–	173,284	39,374	173,284	39,374
	1,778	1,481	173,284	39,374	175,062	40,855

以下詳情乃摘錄自中策之財務資料：

	二零零四年一月一日至二零零四年十二月三十一日 千港元	二零零三年一月一日至二零零三年十二月三十一日 千港元
年度業績：		
日常業務收入	123,403	2,884,493
除税前日常業務虧損	(124,564)	(169,184)
除税後日常業務虧損	(131,028)	(180,119)

	二零零四年十二月三十一日 千港元	二零零三年十二月三十一日 千港元
財務狀況：		
非流動資產	808,151	1,124,597
流動資產	1,094,347	1,064,647
流動負債	(110,256)	(161,090)
非流動負債	(184,946)	(244,614)
少數股東權益	(295,609)	(250,160)

二零零五年三月十四日，中策、錦興集團有限公司(「錦興」，中策之主要股東)及若干其他方宣布擬進行中策之集團重組，而於同日，本公司及錦興與某獨立第三方訂立一項有條件買賣協議，由本公司及錦興各出售15.3%中策之股本權益。董事考慮有條件買賣協議項下之估計可收回額後，釐定於聯營公司權益已折損182,087,000港元(二零零四年：無)並已自收益表扣除。

於本報告日期，有條件協議仍未完成。

(c) 收購聯營公司之溢價變動分析如下：

	本集團 千港元
成本	
於二零零四年四月一日	447,619
添置	8,911
出售及攤薄權益時對銷	(293,190)
於二零零五年三月三十一日	163,340
攤銷及減值	
於二零零四年四月一日	76,943
本年度準備	21,954
已確認之減值虧損	155,173
出售及攤薄權益時對銷	(90,730)
於二零零五年三月三十一日	163,340
賬面淨值	
於二零零五年三月三十一日	–
於二零零四年三月三十一日	370,676

採納之攤銷期為10至20年。

(d) 上年度之應收聯營公司款項為無抵押及按香港最優惠利率加1厘計息，且無固定還款期。董事認為，應收聯營公司款項毋須於結算日起計十二個月內償還，故列為非流動。

本集團各主要聯營公司於二零零五年三月三十一日之詳情載列於附註44。

18. 聯營公司權益

	本集團	
	二零零五年 千港元	二零零四年 千港元
攤佔淨資產：		
海外上市股份（下文附註(a)）	–	545,310
香港上市股份（下文附註(b)）	371,914	460,494
非上市股份	37,146	23,828
收購聯營公司之溢價（下文附註(c)）	–	370,676
	409,060	1,400,308
應收一間聯營公司款項（下文附註(d)）	–	26,400
	409,060	1,426,708
減：已確認減值虧損	(26,914)	–
	382,146	1,426,708
上市股份之市值：		
海外	–	1,110,079
香港	139,763	139,763
	139,763	1,249,842

附註：

(a) 於二零零四年三月三十一日海外上市股份指本集團於Downer EDI Limited（「Downer」）之21.3%股本權益。Downer乃於澳洲及新西蘭上市之公司，並連同其附屬公司主要從事工程及基建承包業務。年內，本集團已根據獎勵性期權合同按每股2.2澳元出售其5,500,000股Downer股份予若干Downer行政人員，及按每股4.55澳元出售其餘56,200,000股Downer股份予多名獨立第三方。該等交易之詳情載於本公司分別於二零零四年十二月十日及二零零四年十二月十五日之公佈。

出售Downer及出售其他聯營公司權益之收益達519,873,000港元（二零零四年：152,863,000港元），已計入收益表。

(b) 香港上市股份指本集團於中策集團有限公司（「中策」）之29.4%（二零零四年：29.4%）股本權益。中策乃於香港聯合交易所上市之公司，其財政年度結束日期為十二月三十一日。由於本集團應用權益會計法時僅可查閱及使用中策已刊發之財務資料，故本集團於二零零五年三月三十一日攤佔中策之權益乃根據中策於二零零四年十二月三十一日之資產淨值及中策二零零四年一月一日至二零零四年十二月三十一日之業績計算。

16. **商譽**

	本集團 千港元
成本值	
於二零零四年四月一日	385,531
收購附屬公司所產生	60,740
於二零零五年三月三十一日	446,271
攤銷及減值	
於二零零四年四月一日	371,700
本年度準備	3,371
已確認減值虧損	9,554
於二零零五年三月三十一日	384,625
賬面淨值	
於二零零五年三月三十一日	61,646
於二零零四年三月三十一日	13,831

採納之攤銷期為10至20年。

17. **附屬公司權益**

	本公司	
	二零零五年 千港元	**二零零四年** 千港元
非上市股份	5	212,921
予附屬公司之貸款	—	142,000
應收附屬公司款項	3,195,746	3,456,836
	3,195,751	3,811,757
減：貸予一間附屬公司之貸款－於一年內到期	—	(71,000)
	3,195,751	3,740,757
減：應收附屬公司款項準備	(704,302)	(704,302)
	2,491,449	3,036,455

非上市股份按成本或賬面值列值，而此乃按本公司根據一九九三年集團重組成為本集團控股公司之日，本集團應佔附屬公司相關淨資產之賬面值計算。

二零零四年三月，本公司與保華建業集團有限公司(「保華建業」，前稱天網(國際集團)有限公司)訂立有條件買賣協議，出售本公司於本公司直接全資附屬公司Paul Y. - ITC Construction Holdings (B.V.I.) Limited (「Paul Y Construction」)之全部股本權益及股東貸款，以換取保華建業之間接控股權益。是次收購及其他收購附屬公司之詳情載於附註36。

應收附屬公司款項乃無抵押、免息及無固定還款期。本公司將不會於結算日起十二個月內要求還款，故有關款項乃列作非流動。

並無附屬公司於年終或年內任何時間擁有任何尚未償還之債務證券。

本公司各主要附屬公司於二零零五年三月三十一日之詳情載列於附註44。

本集團所持之土地及樓宇於結算日之賬面淨值包括：

	二零零五年 千港元	二零零四年 千港元
中國長期租賃物業	138	141
中期租賃物業於：		
香港	209,426	214,400
中國	568	586
	210,132	215,127

14.　**投資物業**

	本集團	
	二零零五年 千港元	二零零四年 千港元
估值		
承前結存	515,000	572,608
轉自按金及預付款項	–	5,600
出售	(60,000)	(49,208)
於收益表扣除之重估虧絀	–	(14,000)
結轉結存	455,000	515,000

本集團持有之投資物業於結算日之賬面值如下：

	二零零五年 千港元	二零零四年 千港元
香港長期租約物業	–	60,000
香港中期租約物業	455,000	455,000
	455,000	515,000

本集團之投資物業乃根據營業租約持作出租用途。投資物業已於二零零五年三月三十一日由獨立專業估值師永利行評值顧問有限公司按公開市值基準重估。重估並無產生任何盈餘或虧絀。

15.　**發展中項目**

	二零零五年 千港元	二零零四年 千港元
收購附屬公司	1,724,684	–
添置	81,782	–
於二零零五年三月三十一日	1,806,466	–

此筆款項與位於中國江蘇省之發展項目有關。發展項目包括若干水域使用權72,688,000港元、撥充資本利息6,302,000港元及其他發展開支。本集團擬將填海所得若干幅土地用作發展一個大宗散貨碼頭及工業用途物業。根據水域使用證，獲授之水域使用權之有效期為二零零四年起不少於50年。於二零零五年三月三十一日，若干地盤平整已經開始，而發展工程亦正在進行。

12. **每股盈利**

本年度每股基本及攤薄盈利乃根據以下數據計算：

	二零零五年 千港元	二零零四年 千港元
盈利：		
計算每股基本盈利之盈利	522,857	163,627
潛在攤薄普通股之效應： 基於每股盈利攤薄之攤佔一間聯營公司業績之調整	–	(4,651)
計算每股攤薄盈利之盈利	522,857	158,976
股份數目：		
計算每股基本盈利之普通股加權平均數	1,355,352,439	1,117,367,985
潛在攤薄普通股之效應： 購股權	1,398,760	–
計算每股攤薄盈利之普通股加權平均數	1,356,751,199	1,117,367,985

於截至二零零四年三月三十一日止年度，由於本公司購股權及認股權證之行使價高於該年之每股平均市場價格，故此在計算每股攤薄盈利時，並無假設彼等之兑換情況。

13. **物業、機械及設備**

	土地及樓宇 千港元	機械及設備 千港元	汽車及船舶 千港元	傢具、裝置及電腦設備 千港元	總額 千港元
本集團					
成本					
於二零零四年四月一日	256,029	413,391	84,923	137,628	891,971
收購附屬公司	–	–	460	11	471
添置	–	773	5,901	5,481	12,155
出售	–	(27,004)	(2,105)	(2,354)	(31,463)
於二零零五年三月三十一日	256,029	387,160	89,179	140,766	873,134
折舊、攤銷及減值					
於二零零四年四月一日	40,902	323,144	25,090	85,202	474,338
本年度準備	4,995	24,958	9,531	13,100	52,584
出售後對銷	–	(22,316)	(1,796)	(1,720)	(25,832)
於二零零五年三月三十一日	45,897	325,786	32,825	96,582	501,090
賬面淨值					
於二零零五年三月三十一日	210,132	61,374	56,354	44,184	372,044
於二零零四年三月三十一日	215,127	90,247	59,833	52,426	417,633

本年度之稅項支出與收益表所列除稅前溢利之對賬如下：

	二零零五年 千港元	二零零四年 千港元
除稅前溢利	533,684	208,566
按香港利得稅稅率17.5% （二零零四年：17.5%）計算之稅項	93,395	36,499
在稅務方面不可扣減開支之稅務影響	44,883	29,361
在稅務方面毋須課稅收入之稅務影響	(112,115)	(43,366)
未確認扣減暫時差額之稅務影響	(3,434)	245
動用先前未確認之可扣減暫時差額之稅務影響	(4,857)	(17,129)
未確認稅務虧損之稅務影響	11,655	24,086
動用先前未確認稅務虧損之稅務影響	(16,196)	(8,220)
於其他司法權區經營業務之聯營公司及 共同控制機構之不同稅率之稅務影響	(1,540)	24,036
過往年度撥備不足	21	166
本年度稅項開支	11,812	45,678

遞延稅項之詳情載列於附註32。

11. 股息

	二零零五年 千港元	二零零四年 千港元
已付二零零五年中期股息—每股1.5港仙 （二零零四年： 1.0港仙）	20,538	10,937
已宣派二零零五年特別股息—每股70.0港仙 （二零零四年：已付29.0港仙）	957,177	317,174
擬派二零零五年末期股息－每股1.5港仙 （二零零四年： 1.5港仙）	20,511	20,179
	998,226	348,290

年內派息中約有17,591,000港元（二零零四年：184,409,000港元），乃根據本公司董事於二零零四年七月二十三日就截至二零零四年三月三十一日止年度之末期股息所公佈之本公司以股代息計劃以股份支付。此數額已於年內撥入本公司累計溢利。

於二零零五年六月十七日，董事局議決宣派特別股息每股70港仙。所宣派特別股息之數額乃參照已發行股份1,367,395,436股計算。

截至二零零五年三月三十一日止年度建議之以股代息連同現金選擇權之末期股息之數額乃參照本報告書刊發之日已發行股份1,367,395,436股計算。

(b) **僱員酬金**

本集團於本年度五位最高薪人員包括於年內在任之四名董事及一名僱員(二零零四年：四名董事及一名僱員)。該五名最高薪人員之酬金詳情如下：

	二零零五年 千港元	二零零四年 千港元
袍金	38	40
薪酬及其他福利	10,937	10,557
酌定花紅	16,700	17,245
退休福利計劃供款	696	676
	28,371	28,518

彼等酬金級別如下：

	僱員人數	
	二零零五年	二零零四年
2,500,001港元至3,000,000港元	2	1
3,000,001港元至3,500,000港元	–	1
7,500,001港元至8,000,000港元	3	3

年內，本集團並無向五位最高薪人員(包括董事)支付酬金以作為加入本集團或於加入本集團時之獎勵，或作為離職補償。此外，年內概無任何董事放棄任何酬金。

10. **稅項**

	二零零五年 千港元	二零零四年 千港元
稅項支出包括：		
香港利得稅：		
本年度	–	–
過往年度準備不足	21	166
	21	166
海外稅項	5,035	3,322
遞延稅項	(28,828)	(6,832)
本公司及其附屬公司應佔稅項	(23,772)	(3,344)
攤佔聯營公司業績之稅項	35,413	49,022
攤佔共同控制機構業績之稅項	171	–
	11,812	45,678

香港利得稅乃根據本年度之估計應課稅溢利按稅率17.5%計算。

海外稅項根據有關司法權區之適用稅率計算。

8. 融資成本

	二零零五年 千港元	二零零四年 千港元
借款成本：		
須於五年內全數償還之銀行借款	10,418	13,628
來自少數股東之貸款	4,833	—
其他	14	1,255
	15,265	14,883
減：撥作在建合約工程資本之數額	(2,697)	(5,054)
撥作發展中項目資本之數額	(6,302)	—
	6,266	9,829

9. 董事及僱員酬金

本年度董事及五位最高薪人員之酬金詳情如下：

(a) 董事酬金

	二零零五年 千港元	二零零四年 千港元
袍金：		
執行董事	74	80
非執行董事	508	20
	582	100
其他酬金：		
執行董事		
薪酬及其他福利	11,949	12,697
酌定花紅	17,000	17,000
退休福利計劃供款	880	885
非執行董事		
薪酬及其他福利	100	460
	29,929	31,042
	30,511	31,142

董事酬金級別如下：

	董事人數	
	二零零五年	二零零四年
零港元至1,000,000港元	5	3
1,000,001港元至1,500,000港元	2	1
1,500,001港元至2,000,000港元	1	2
2,500,001港元至3,000,000港元	1	—
3,000,001港元至3,500,000港元	—	1
7,500,001港元至8,000,000港元	3	3

7.　**經營溢利(虧損)**

	二零零五年 千港元	二零零四年 千港元
經營溢利(虧損)已扣除：		
核數師酬金	2,442	2,030
折舊及攤銷：		
物業、機械及設備(下文附註(a))	50,439	71,666
商譽(列入行政開支)	3,371	2,305
物業權益之減值虧損	–	1,496
營業租約租金：		
樓宇	48	3,556
機械及設備	8,614	3,616
員工支出(下文附註(b))	128,589	112,202
並已計入：		
營業租約之租金收入：		
樓宇，已扣除支銷19,867,000港元(二零零四年：20,171,000港元)	13,154	19,555
機械及設備	64	385
出售物業、機械及設備之收益	917	3,312

附註：

	二零零五年 千港元	二零零四年 千港元
(a)　物業、機械及設備之折舊及攤銷：		
自置資產	52,584	75,674
減：撥作在建合約工程資本之數額	(1,546)	(4,008)
撥作發展中項目資本之數額	(599)	–
	50,439	71,666
(b)　員工支出：		
董事酬金(附註9)：		
袍金	582	100
退休福利計劃供款	880	885
其他酬金	29,049	30,157
	30,511	31,142
其他員工支出：		
薪酬及其他福利	286,002	286,924
退休福利計劃供款，減除沒收供款1,914,000港元(二零零四年：1,462,000港元)	9,900	8,326
	326,413	326,392
減：撥作在建合約工程資本之數額	(197,824)	(214,190)
	128,589	112,202

4. **業務及地區分部（續）**

以下為按資產之所在地區劃分，對分部資產賬面值及資本增添之分析：

	分部資產賬面值		資本增添	
	二零零五年 千港元	二零零四年 千港元	二零零五年 千港元	二零零四年 千港元
香港	6,963,260	3,990,936	11,300	61,591
中國	117,591	109,085	1,262	2,026
澳門	30,465	–	64	–
太平洋地區及東南亞	–	762,307	–	–
	7,111,316	4,862,328	12,626	63,617

5. **其他經營收入**

	二零零五年 千港元	二零零四年 千港元
出售其他上市投資之收益	–	3,892
利息收入	52,236	37,300
持有其他上市投資之未變現收益淨額	–	36
其他	283	–
	52,519	41,228

6. **其他經營開支**

	二零零五年 千港元	二零零四年 千港元
上市投資證券之減值虧損	92	2,142
期權合同之虧損	–	52,871
持有其他上市投資之未變現虧損淨額	6,424	–
持作出售物業之減值虧損	3,000	–
商譽之減值虧損	9,554	–
應收聯營公司款項準備	40,504	21,526
	59,574	76,539

4. **業務及地區分部**(續)

於二零零四年三月三十一日

	樓宇建築工程 千港元	土木工程 千港元	專項工程 千港元	物業投資 千港元	其他 千港元	綜合 千港元
資產						
分部資產	1,002,397	450,958	179,949	559,663	–	2,192,967
聯營公司權益	25,601	249	–	–	1,400,858	1,426,708
共同控制機構權益	–	14,817	–	–	–	14,817
未分配企業資產						1,227,836
總資產						4,862,328
負債						
分部負債	806,557	297,904	99,633	22,636	–	1,226,730
未分配企業負債						854,278
總負債						2,081,008
其他資料						
資本增添	4,373	992	2,975	351	54,926	63,617
商譽攤銷	2,305	–	–	–	–	2,305
物業、機械及設備之折舊及攤銷	27,955	6,415	21,072	11,430	8,802	75,674
物業權益減值虧損	–	–	–	1,496	–	1,496
期權合同虧損	–	–	–	–	52,871	52,871
上市投資證券減值虧損	–	–	–	–	2,142	2,142

地區分部

本集團之業務位於中華人民共和國(香港及澳門除外)(「中國」)、香港及澳門。

下表按地區市場劃分(不論商品／服務來源地)提供本集團營業額之分析:

	營業額	
	二零零五年 千港元	**二零零四年** 千港元
香港	3,476,116	3,292,897
澳門	71,871	–
中國	40,028	89,569
	3,588,015	3,382,466

4. **業務及地區分部(續)**

截至二零零四年三月三十一日止年度之業務分部資料呈列如下：

	樓宇建築工程 千港元	土木工程 千港元	專項工程 千港元	物業投資 千港元	對銷 千港元	其他 千港元	綜合 千港元
營業額							
對外銷售	2,421,787	463,440	448,849	48,390	–	–	3,382,466
分部之間銷售	22,169	–	76,384	15,635	–	(114,188)	–
	2,443,956	463,440	525,233	64,025	–	(114,188)	3,382,466
業績							
分部業績	(35,045)	(5,632)	(4)	14,898	–		(25,783)
利息收入							37,300
應收聯營公司款項之撥備							(21,526)
未分配企業開支							(67,237)
經營虧損							(77,246)
融資成本							(9,829)
出售及攤薄聯營公司權益之收益	–	–	–	–	152,863	–	152,863
攤佔聯營公司業績	2,127	(16)	–	–	131,593	–	133,704
攤佔共同控制機構業績	–	9,074	–	–	–	–	9,074
除税前溢利							208,566
税項							(45,678)
未計少數股東權益前溢利							162,888
少數股東權益							739
年度溢利							163,627

分部之間之銷售額乃按市價收取或(倘並無可供參考之市價)按雙方釐定及同意之條款收取。

4. **業務及地區分部**(續)

於二零零五年三月三十一日

	樓宇建築工程 千港元	土木工程 千港元	專項工程 千港元	庫務投資 千港元	物業投資 千港元	基建服務 千港元	其他 千港元	綜合 千港元
資產								
分部資產	916,772	470,439	165,315	173,284	746,076	1,911,835	–	4,383,721
聯營公司權益	6,509	24,652	1,399	–	–	–	349,586	382,146
共同控制機構權益	–	9,544	–	–	–	–	–	9,544
未分配企業資產								2,335,905
總資產								7,111,316
負債								
分部負債	724,863	352,493	59,747	7,875	397,366	–	–	1,542,344
未分配企業負債	–	–	–	–	–	–	–	1,853,314
總負債								3,395,658
其他資料								
資本增添	1,750	1,470	–	–	2,405	–	7,001	12,626
商譽攤銷	2,305	–	–	–	–	–	1,066	3,371
物業、機械及設備之折舊及攤銷	19,441	1,959	10,741	–	11,094	–	9,349	52,584

4. 業務及地區分部

業務分類

就管理而言，本集團之業務現時分為六個經營部門，分別為樓宇建築工程、土木工程、專項工程、庫務投資、物業投資及基建服務。此等部門為本集團報告其主要分部資料之基準。

截至二零零五年三月三十一日止年度之業務分部資料呈列如下：

	樓宇建築工程	土木工程	專項工程	庫務投資	物業投資	基建服務	其他	對銷	綜合
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
營業額									
對外銷售	2,227,525	683,599	336,559	271,260	69,072	–	–	–	3,588,015
分部之間銷售	11,942	–	134,433	–	16,532	–	–	(162,907)	–
	2,239,467	683,599	470,992	271,260	85,604	–	–	(162,907)	3,588,015
業績									
分部業績	46,446	15,269	10,215	8,159	22,889	–	–		102,978
利息收入									52,236
應收聯營公司款項之撥備									(40,504)
未分配企業開支									(61,072)
經營溢利									53,638
融資成本									(6,266)
出售及攤薄聯營公司權益之收益									519,873
出售附屬公司部份權益之收益									67,968
聯營公司權益之減值虧損									(182,087)
攤佔聯營公司業績	6,437	(132)	(163)	–	–	–	73,518	–	79,660
攤佔共同控制機構業績	–	898	–	–	–	–	–	–	898
除稅前溢利									533,684
稅項									(11,812)
未計少數股東權益前溢利									521,872
少數股東權益									985
年度溢利									522,857

分部之間之銷售額乃按市價收取或(倘並無可供參考之市價)按雙方釐定及同意之條款收取。

遞延稅項資產的賬面值會於各結算日進行審閱及扣減，直至未來不可能有足夠的應課稅溢利令有關資產得以全部或部份回收。

遞延稅項乃按預期於負債清償或資產變現期間適用之稅率計算。遞延稅項於收益表中扣除或計入收益表。惟倘遞延稅項與直接在股本權益中扣除或計入股本權益之項目有關，則遞延稅項亦會於股本權益中處理。

外幣

以外幣結算之交易均按交易日之匯率折算，而以外幣結算之貨幣資產及負債則按結算日之匯率折算。匯兑盈虧概撥入收益表中處理。

合併賬目時，本集團香港以外其他地方業務之資產及負債乃按結算日之現行匯率換算。收支項目按期內平均匯率換算。由此產生之匯兑差額(如有)列為股東資金，並撥入本集團之換算儲備。有關換算差額於業務出售期間確認為收入或開支。

營業額

營業額指年內經核實之合約總值以及本集團就其合約工程提供項目管理服務而收取及應收取之款項總額、物業租金及有關收入以及因出售投資證券而已收及應收之總收益。

收入確認

來自工程合約之收入乃按竣工百分比方法，並參考年內已進行工程價值確認。

銷售物業之收入於簽訂具約束力之銷售協議時確認。

銷售投資證券之收入乃於銷售合同成為無條件時確認。

營業租約租金收入按有關租約年期以直線法確認。

投資之股息收入於本集團收取股息之權利確立時確認。

利息收入按時間比例以尚未償還之本金額及適用之利率入賬。

將借貸成本撥作資本

與符合以下條件之資產（需一段頗長時間方可提供作擬定用途或銷售之資產）之收購、建築或生產直接有關之借貸成本，乃撥作該等資產之部份成本。於資產大致上可供作擬定用途或銷售後，該等借貸成本便不再撥作資本。特定借貸於撥作符合條件資產之支出前用作短暫投資所賺取之投資收入，會自撥作資本之借貸成本中扣除。

其他一切借貸成本在產生之期間內確認為開支。

退休福利成本

定額供款退休福利計劃之款額已於到期支付時列作開支或撥作在建合約項目之資本。

稅項

所得稅開支指現時應付稅項及遞延稅項。

現時應付稅項乃按本期間應課稅溢利計算。應課稅溢利與收益表中所報溢利淨額不同，乃由於前者不包括在其他年度應課稅收入或可扣稅開支項目，並且不包括永不需課稅或扣稅之項目。

遞延稅項為就財務報表資產及負債賬面值及計算應課稅溢利相應稅基差額而預期須支付或可收回之稅項，並以資產負債表負債法處理。遞延稅項負債通常會就所有應課稅臨時差額確認，而遞延稅項資產乃按可能出現可利用臨時差額扣稅之應課稅溢利時提撥。若於一項交易中，因商譽（或負商譽）或因業務合併以外原因開始確認其他資產及負債而引致之臨時差額既不影響應課稅務溢利，亦不影響會計溢利，則不會確認該等資產及負債。

遞延稅項負債乃按因於附屬公司及聯營公司之投資以及合營企業權益而引致之應課稅臨時差額而確認，惟倘本集團可令臨時差額對沖及臨時差額有可能未必於可見將來對沖時則作別論。

共同控制機構權益

共同控制機構指以合資安排另行成立之獨立機構，其每名合資方於該等機構均擁有權益。

本集團於共同控制機構之權益乃按本集團佔有關共同控制機構之資產淨值減已識別之任何減值虧損列入綜合資產負債表。本集團所佔共同控制機構收購後業績列入綜合收益表。

證券投資

證券投資於交易日確認，初步以成本計值。

除持有至到期債務證券以外之投資均列為投資證券或其他投資。

投資證券指長期持有作策略性投資之證券，按其於結算日後之呈報日期之成本扣除減值虧損列賬。

其他投資按公平值列賬，而未變現盈虧則計入年度損益淨額。

其他長期投資

其他長期投資按成本減任何已識別之減值虧損列賬。

減值

於每一結算日，本集團審閱其資產之賬面值，以便確定是否有任可跡象顯示該等資產蒙受減值虧損。倘一項資產之可收回款額估計少於其賬面值，則該項資產之賬面值將撇減至其可收回款額。減值虧損即時確認為開支。

倘減值虧損隨後撥回，則該項資產之賬面值將增加至可收回款額之經修訂估計數額，惟增加後之賬面值不得超過倘於過往年度並無確認減值虧損所計算之賬面值。撥回之減值虧損即時確認為收入。

工程合約

倘工程合約之結果可確實地予以估計， 則工程費用參考合約於結算日之完成階段(與工程收入之基準相同)確認為開支。倘工程合約之結果不可確實地予以估計，則工程費用在產生之期間確認為開支。倘管理層估計有可預見虧損，則會為此提撥準備。

倘現時之工程費用加經確認溢利減經確認虧損超出進度付款，則盈餘以應收客戶合約工程款項呈示。倘進度付款超出現時之工程費用加經確認溢利減經確認虧損，則盈餘以應付客戶合約工程款項呈示。

租約

倘租約條款將所有權絕大部份風險及收益轉讓予承租人，則租約被分類為融資租約。所有其他租約被分類為經營租約。

根據營業租約應付之租金按有關租約年期以直線法自收益表內扣除。

其他資產按其估計可使用年期以直線法折舊以撇銷其成本，年率如下：

廠房及機器	10%
汽車及船舶	10%－20%
傢俬及裝置	20%
電腦設備	33 1/3%

當資產出售或廢置時，其出售所得款項與賬面值之差額即為出售而產生之損益，並列入收益表。

投資物業

投資物業為因其投資潛質而持有之已落成物業，任何租金收入均按公平原則磋商釐定。投資物業按結算日之公開市值入賬。除非有關租約之剩餘年期(包括可續年期)為二十年或以下，投資物業並無折舊撥備。

因投資物業重估而產生之任何盈餘或虧絀計入投資物業重估儲備或從該儲備中扣除，惟倘若該儲備之結餘不足以補足有關虧絀，則虧絀超逾投資物業重估儲備結餘之數額從收益表中扣除。若過往已於收益表中扣除虧絀，而其後產生重估盈餘，則此項盈餘乃計入收益表以對銷過往已扣除之虧絀。於出售投資物業時，該物業應佔之投資物業重估儲備結餘轉撥往收益表。

發展中項目

發展中項目乃按成本減已識別之減值虧損列賬。成本包括土地成本、開發支出、已撥作資本之借貸成本及其他應佔開支。

商譽

合併時產生之商譽乃指收購成本超出本集團佔收購日期附屬公司或聯營公司可辨認資產及負債公平價值之差額。

商譽乃撥充資本，並按其有效經濟壽命以直線法攤銷。收購聯營公司所產生之商譽列入聯營公司之賬面值。收購附屬公司所產生之商譽於資產負債表內獨立呈列。

出售附屬公司或聯營公司時，應佔之未攤銷商譽數額計算在出售之損益內。

附屬公司投資

於附屬公司之投資按成本減任何已確認之減值虧損計入本公司之資產負債表。

聯營公司權益

綜合收益表包括本集團佔聯營公司收購後之年度業績。在綜合資產負債表中，聯營公司權益按本集團攤佔聯營公司之淨資產另加於收購產生且至今並未撇銷或攤銷之溢價減已識別之任何減值虧損列賬。

賬目附註
截至二零零五年三月三十一日止年度

1. 概述

本公司在百慕達註冊成立為受豁免有限公司，其證券在香港聯合交易所有限公司（「香港聯交所」）上市。

本公司為一間投資控股公司。其主要附屬公司、聯營公司及共同控制機構之業務詳情載列於附註44。

於二零零四年十月，本公司前最終控股公司德祥企業集團有限公司（「德祥」，於百慕達註冊成立且其證券在香港聯交所上市之公司）出售其於本公司之若干股本權益並成為本公司之主要股東。出售之詳情載列於本公司及德祥於二零零四年十月十九日發表之聯合公佈。

2. 近期頒佈之會計準則產生之潛在影響

於二零零四年，香港會計師公會頒佈多項由二零零五年一月一日或之後開始之會計期間生效之新訂或經修訂之香港會計準則及香港財務報告準則（「香港財務報告準則」）（統稱「新香港財務報告準則」）。本集團於截至二零零五年三月三十一日止年度之財務報表並未提早採納此等新香港財務報告準則。

香港財務報告準則第3號「業務合併」適用於訂約日期為二零零五年一月一日或之後的業務合併。本集團並無進行任何訂約日期為二零零五年一月一日或之後的業務合併。因此，香港財務報告準則第3號於截至二零零五年三月三十一日止年度對本集團並無影響。

本集團已開始評估此等新香港財務報告準則之潛在影響，但目前仍未能確定此等新香港財務報告準則會否對本集團經營業績及財務狀況之編製及呈列造成重大影響。此等新香港財務報告準則日後或會改變業績及財務狀況之呈列方式。

3. 主要會計準則

本賬目乃根據歷史成本（已就投資物業及證券投資之重估作出修訂）編製，並採用香港普遍接納之會計準則，其中主要之會計準則載列如下：

綜合基準

綜合賬目包括本公司及其附屬公司截至每年三月三十一日之賬目。

年內收購或出售附屬公司、聯營公司及共同控制機構之業績乃由實際收購日期起或至實際出售日期止（視情況而定）計入綜合收益表中。

所有集團內公司間之主要交易及結餘在綜合賬目時均予以對銷。

物業、機械及設備

物業、機械及設備按成本減折舊及攤銷及任何已識別減值虧損列賬。

租約土地之成本按有關租約剩餘年期以直線法攤銷。

樓宇成本乃按有關租約剩餘年期或五十年（以較短之期間為準）以直線法撇銷。

	附註	二零零五年 千港元	二零零四年 千港元
投資業務			
出售聯營公司權益所得款項		1,073,643	573,107
出售投資物業所得款項		61,129	47,056
出售物業、機械及設備所得款項		6,548	30,798
出售其他投資所得款項		–	23,599
償還應收貸款		51,325	69,128
聯營公司償還款項		–	4,000
關連公司償還款項		87,879	38,439
共同控制機構償還款項		2,000	3,000
墊支關連公司貸款		(17,649)	(86,881)
墊支聯營公司款項		–	(68,681)
證券投資增加		–	(40,021)
物業、機械及設備增加		(12,155)	(9,859)
發展中項目增加		(74,881)	–
應收貸款增加		(167,261)	(13,500)
收購附屬公司 （扣除所收購之現金及與現金等值項目）	36	(443,908)	(57,343)
收購聯營公司權益		(1,562)	(96,559)
出售附屬公司部份權益所得款項		152,366	–
已收聯營公司股息		40,560	52,648
已收共同控制機構股息		4,000	–
已收利息		52,236	26,895
來自投資業務之現金淨額		814,270	495,826
融資活動			
償還銀行貸款		(59,299)	(215,493)
已付股息		(23,126)	(154,429)
已付利息		(10,432)	(14,883)
償還共同控制機構款項		(34,818)	(13,759)
少數股東獲償還貸款		(400)	(4,373)
收購附屬公司其餘少數股東權益		(400)	–
發行股份費用		(164)	(298)
因行使認股權證而發行股份所得款項		–	3,860
新籌取銀行貸款		70,000	–
來自少數股東之貸款		341,000	–
來自（用於）融資活動之現金淨額		282,361	(399,375)
現金及與現金等值項目增加淨額		1,014,365	19,216
現金及與現金等值項目承前		233,207	213,991
現金及與現金等值項目結轉		1,247,572	233,207
現金及與現金等值項目結存分析			
短期銀行存款		1,044,337	24,824
銀行結存及現金		210,219	225,431
銀行透支		(6,984)	(17,048)
		1,247,572	233,207

綜合現金流動表
截至二零零五年三月三十一日止年度

	二零零五年 千港元	二零零四年 千港元
經營業務		
經營溢利(虧損)	53,638	(77,246)
就下列項目進行調整：		
商譽攤銷	3,371	2,305
物業權益之減值虧損	–	1,496
物業、機械及設備之折舊及攤銷	50,439	71,666
出售物業、機械及設備之收益	(917)	(3,312)
出售投資物業之(收益)虧損	(1,129)	2,152
重估投資物業產生之虧損	–	14,000
持作出售物業之減值虧損	3,000	–
商譽之減值虧損	9,554	–
上市投資證券之減值虧損	92	2,142
持有其他上市投資之未變現虧損(收益)淨額	6,424	(36)
期權合同之虧損	–	52,871
出售其他上市投資之收益	–	(3,892)
應收聯營公司款項之撥備	40,504	21,526
利息收入	(52,236)	(37,300)
未計營運資金變動前之經營業務現金流量	112,740	46,372
應收(付)客戶合約工程款項減少(增加)(扣除應計利息開支、折舊及攤銷)	71,323	(101,929)
持作出售物業增加	(11,578)	–
應收賬款、訂金及預付款項減少(增加)	83,754	(22,096)
其他投資增加	(140,334)	–
應收關連公司款項減少	–	10,801
應收聯營公司款項(增加)減少	(14,195)	20,667
應付賬款及應計開支(減少)增加	(94,204)	8,351
應付聯營公司款項減少	(93,469)	(23,092)
用於經營業務之現金	(85,963)	(60,926)
已付香港利得稅	(680)	(11,822)
香港利得稅退款	8,543	–
已付海外稅項	(4,166)	(4,487)
用於經營業務之現金淨額	(82,266)	(77,235)

綜合股本變動表

截至二零零五年三月三十一日止年度

	股本 千港元	股份溢價 千港元	特別儲備 千港元	資本儲備 千港元	其他儲備 千港元	匯兌儲備 千港元	累計(虧損)溢利 千港元	合計 千港元
於二零零三年四月一日	106,302	212,031	124,933	2,480,000	–	(9,704)	(255,031)	2,658,531
因換算海外業務而產生之匯兌差額	–	–	–	–	–	142,847	–	142,847
攤佔聯營公司儲備	–	–	–	–	6,733	1,150	–	7,883
並未在綜合收益表內確認之收益淨額	–	–	–	–	6,733	143,997	–	150,730
根據以股代息計劃發行股份	27,258	(27,258)	–	–	–	–	–	–
以股代息所產生之進賬	–	–	–	–	–	–	184,409	184,409
行使認股權證	965	2,895	–	–	–	–	–	3,860
發行股份費用	–	(298)	–	–	–	–	–	(298)
出售及攤薄聯營公司權益時變現	–	–	–	–	(212)	(50,937)	–	(51,149)
年度溢利	–	–	–	–	–	–	163,627	163,627
已付股息	–	–	–	–	–	–	(338,838)	(338,838)
於二零零四年三月三十一日	134,525	187,370	124,933	2,480,000	6,521	83,356	(245,833)	2,770,872
因換算海外業務而產生之匯兌差額	–	–	–	–	–	14	–	14
攤佔聯營公司儲備	–	–	–	–	(6,521)	11,631	–	5,110
並未在綜合收益表內確認之(虧損)收益淨額	–	–	–	–	(6,521)	11,645	–	5,124
根據以股代息計劃發行股份	2,395	(2,395)	–	–	–	–	–	–
以股代息所產生之進賬	–	–	–	–	–	–	17,591	17,591
發行股份費用	–	(164)	–	–	–	–	–	(164)
出售附屬公司部份權益時變現	–	–	(238)	–	–	505	–	267
出售及攤薄聯營公司權益時變現	–	–	–	–	–	(96,067)	–	(96,067)
年度溢利	–	–	–	–	–	–	522,857	522,857
已付股息	–	–	–	–	–	–	(40,717)	(40,717)
於二零零五年三月三十一日	136,920	184,811	124,695	2,480,000	–	(561)	253,898	3,179,763

本集團之累計溢利包括分別由本集團之聯營公司及共同控制機構留存之滾存虧損約120,401,000港元(二零零四年：累計溢利約123,577,000港元)及累計溢利約13,720,000港元(二零零四年：12,821,000港元)。

本集團之特別儲備指附屬公司於其被本集團收購當日之股本面值及股份溢價，與作為收購代價而發行之股本面值間之差額。

本集團資本儲備代表於股本重組後註銷股份溢價所產生之進賬，詳情載於附註35。

資產負債表
二零零五年三月三十一日

	附註	二零零五年 千港元	二零零四年 千港元
非流動資產			
附屬公司權益	17	2,491,449	3,036,455
流動資產			
訂金及預付款項		216	940
對附屬公司放款－一年內到期	17	—	71,000
短期銀行存款		749,579	—
銀行結存		29	75
		749,824	72,015
流動負債			
應付賬款及應計開支		1,587	740
應付附屬公司款項		147,773	—
銀行借款	29	—	1,992
		149,360	2,732
流動資產淨值		600,464	69,283
資產淨值		3,091,913	3,105,738
資本及儲備			
股本	33	136,920	134,525
儲備	35	2,954,993	2,971,213
股東資金		3,091,913	3,105,738

	附註	二零零五年 千港元	二零零四年 千港元
非流動負債			
來自少數股東之貸款	30	241,000	—
一年後到期之銀行借款	29	300,000	517,000
長期服務金撥備	31	1,727	1,727
遞延税項負債	32	923,020	52,882
		1,465,747	571,609
少數股東權益		535,895	10,448
資產淨值		3,179,763	2,770,872
資本及儲備			
股本	33	136,920	134,525
儲備		3,042,843	2,636,347
股東資金		3,179,763	2,770,872

綜合資產負債表
二零零五年三月三十一日

	附註	二零零五年 千港元	二零零四年 千港元
非流動資產			
物業、機械及設備	13	372,044	417,633
投資物業	14	455,000	515,000
發展中項目	15	1,806,466	—
商譽	16	61,646	13,831
聯營公司權益	18	382,146	1,426,708
共同控制機構權益	19	9,544	14,817
其他長期投資	20	15,481	15,481
證券投資	21	1,778	1,481
一年後到期之應收貸款	22	1,508	50,000
一年後到期之應收關連公司款項	25	779	—
遞延税項資產	32	1,680	2,714
		3,108,072	2,457,665
流動資產			
應收客戶合約工程款項	23	185,188	273,210
持作出售物業		91,278	—
應收賬款、訂金及預付款項	24	1,586,246	1,212,340
一年內到期之應收關連公司款項	25	346,102	238,770
應收聯營公司款項	26	168,683	178,668
一年內到期之應收貸款	22	190,401	196,215
證券投資	21	173,284	39,374
可退回税款		7,506	15,831
短期銀行存款		1,044,337	24,824
銀行結存及現金		210,219	225,431
		4,003,244	2,404,663
流動負債			
應付客戶合約工程款項	23	435,198	456,140
應付賬款及應計開支	27	1,074,468	856,298
應付聯營公司款項	26	2,804	96,273
應付共同控制機構款項	26	20,766	55,584
應付少數股東款項	28	104,833	—
應付税項		1,882	1,056
一年內到期之銀行借款	29	289,960	44,048
		1,929,911	1,509,399
流動資產淨值		2,073,333	895,264
總資產減流動負債		5,181,405	3,352,929

2. 經審核財務報表

以下乃本集團截至二零零五年三月三十一日止兩個年度每年之經審核綜合收益表及本集團於二零零四年及二零零五年三月三十一日之經審核綜合資產負債表連同有關之附註(「財務報表」)(摘錄自本公司截至二零零五年三月三十一日止年度之年報)。

綜合收益表
截至二零零五年三月三十一日止年度

	附註	二零零五年 千港元	二零零四年 千港元
營業額		3,588,015	3,382,466
銷售成本		(3,363,119)	(3,284,544)
毛利		224,896	97,922
其他經營收入	5	52,519	41,228
行政費用		(165,332)	(123,705)
投資物業重估虧絀		–	(14,000)
出售投資物業之溢利(虧損)		1,129	(2,152)
其他經營開支	6	(59,574)	(76,539)
經營溢利(虧損)	7	53,638	(77,246)
融資成本	8	(6,266)	(9,829)
出售附屬公司部份權益之收益		67,968	–
出售及攤薄聯營公司權益所致收益	18(a)	519,873	152,863
聯營公司權益之減值虧損	18(b)	(182,087)	–
攤佔聯營公司業績		79,660	133,704
攤佔共同控制機構業績		898	9,074
除稅前溢利		533,684	208,566
稅項	10	(11,812)	(45,678)
未計少數股東權益前溢利		521,872	162,888
少數股東權益		985	739
年度溢利		522,857	163,627
股息	11	998,226	348,290
每股盈利	12		
基本		0.386港元	0.146港元
攤薄		0.385港元	0.142港元

1. 財務概要

以下乃本集團已公佈之截至二零零五年三月三十一日止三個年度每年之經審核綜合業績及本集團於二零零三年三月三十一日、二零零四年三月三十一日及二零零五年三月三十一日之經審核資產及負債(摘錄自本公司截至二零零五年三月三十一日止年度之年報所載之財務概要),及本集團截至二零零四年九月三十日及二零零五年九月三十日止六個月之未經審核綜合業績及本集團於二零零四年九月三十日及二零零五年九月三十日之未經審核資產及負債(摘錄自本公司截至二零零四年九月三十日及二零零五年九月三十日止六個月之中期報告):

	截至三月三十一日止年度			截至九月三十日止六個月	
	二零零三年	二零零四年	二零零五年	二零零四年	二零零五年
	千港元	千港元	千港元	千港元	千港元
營業額	3,636,182	3,382,466	3,588,015	1,678,883	1,791,511
除稅前(虧損)溢利	(316,718)	208,566	533,684	47,359	174,562
稅項	(37,809)	(45,678)	(11,812)	(8,827)	(9,421)
除稅後(虧損)溢利	(354,527)	162,888	521,872	38,532	165,141
少數股東權益	498	739	985	(388)	(15,861)
年度(虧損)溢利	(354,029)	163,627	522,857	38,144	149,280

	於三月三十一日			於九月三十日	
	二零零三年	二零零四年	二零零五年	二零零四年	二零零五年
	千港元	千港元	千港元	千港元	千港元
總資產	4,873,156	4,862,328	7,111,316	6,317,612	5,897,178
總負債	(2,199,065)	(2,081,008)	(3,395,658)	(3,185,660)	(2,983,640)
少數股東權	(15,560)	(10,448)	(535,895)	(374,065)	(540,071)
股東資金	2,658,531	2,770,872	3,179,763	2,757,887	2,373,467

本公司將會在緊隨股東特別大會結束後之營業日發表公佈，通知股東及公眾人士有關股東特別大會之結果。

本通函第80至81頁載有將於二零零六年一月十六日(星期一)下午四時三十分假座香港中環昃臣道1號香港會1樓夏慤廳召開股東特別大會之通告。

本通函隨附代表委任表格。無論　閣下能否出席股東特別大會及於會上投票，務請按照代表委任表格列印之指示將其填妥，且無論如何須盡快於股東特別大會或其續會指定舉行時間48小時前將表格交回本公司在香港之主要營業地點，地址為香港九龍觀塘鴻圖道51號保華企業中心31樓。填妥及交回代表委任表格後，　閣下仍可親身出席股東特別大會或其任何續會，並於會上投票。

要求以點票方式表決之程序

根據公司細則第66條，除非以下人士要求以點票方式表決，否則於股東大會上提呈表決之決議案以舉手方式表決：

(i) 大會主席；或

(ii) 至少三名親自或(倘股東為公司)由正式授權之代表或委任代表出席並有權投票之股東；或

(iii) 一名或多名親自或(倘股東為公司)由正式授權之代表或委任代表出席而佔不少於全部有權在大會上投票之股東十分之一之總投票權之股東；或

(iv) 一名或多名親自或(倘股東為公司)由正式授權之代表或委任代表出席且擁有本公司股份並有權在大會上投票之股東，而其股份之已繳股本總和相等於不少於全部有權在大會上投票之股份十分之一之已繳股本；或

(iv) 如指定證券交易所之規則有所規定，則任何一名或以上之董事倘個別或共同持有委任代表投票權佔該會上總投票權5%或以上之股份，則可於會上要求點票表決。同時，如以舉手方式表決時，表決結果與該等委任代表表格所指示者相反，但如以持有之總代表權而言，舉行點票表決顯然不會推翻舉手表決之結果，則有關董事毋須要求以點票方式表決。

以點票方式表決之要求必須在公佈以舉手方式表決之結果時或之前，或撤回任何其他以點票方式表決之要求時提出。

推薦意見

董事認為出售之條款乃公平合理，而出售亦符合本公司及股東之整體最佳利益。因此，董事局建議股東投票贊成將於股東特別大會上提呈，有關批准出售之普通決議案。

其他資料

懇請　閣下留意本通函各附錄所載之其他資料。

此致

列位股東　台照

承董事局命
保華集團有限公司
副主席兼董事總經理
劉高原
謹啟

二零零五年十二月二十三日

旋高乃一家在香港註冊成立之公司，而Gunnell乃一家在英屬處女群島註冊成立之公司，並根據公司條例（香港法例第32章）第XI部註冊為海外公司。旋高及Gunnell均以分權共有之方式為該物業之合法權益擁有人。

該物業之總建築樓面面積約共377,000平方呎，乃一幢29層高之工業／寫字樓物業，包括6層停車場。獨立估值師永利行評值顧問有限公司估計該物業於二零零五年十一月十五日之價值為772,000,000港元。該物業在截至二零零四年三月三十一日止年度之佔用率約為94%，而在截至二零零五年三月三十一日止年度之佔用率則約為97%。有關進一步之詳情，請參閱附錄二所載永利行評值顧問有限公司之估值報告。

Linkport集團截至二零零五年三月三十一日止年度之未經審核綜合除稅前及除稅後應佔溢利淨額均約為3,000,000港元，而Linkport集團截至二零零四年三月三十一日止年度之未經審核綜合除稅前及除稅後應佔溢利淨額分別約為4,000,000港元及3,000,000港元。

本集團之資料

本集團主要業務包括港口及其他基建項目之開發及投資、物業投資、庫務投資，以及（透過其附屬公司保華建業）樓宇建築、土木工程、項目管理及產業管理。

出售所帶來之財務影響

以Linkport集團於二零零五年三月三十一日之概約638,000,000港元未經審核綜合資產淨值（未計入銀行按揭貸款負債及股東貸款負債）及約7,000,000港元支出為基準作計算，本集團預期可因出售而錄得收益約123,000,000港元，其中約80,000,000港元（已扣除遞延稅項）乃由估值該物業（以二零零五年九月三十日當時之價值為準）而產生，已在本集團截至二零零五年九月三十日止六個月之未經審核綜合收益表內呈列。

進行出售之理由及出售所得款項用途

出售乃與本公司所公佈有關本集團專注在國內進行港口及基建項目開發之業務策略一致。本公司認為現時乃籌集財務資源之最佳時機，使其可把握在國內其他港口及基建業務投資機會。此亦為本公司以合理價格把投資套現之良機。出售所得之款項淨額將會保留作為本集團將來進行港口及基建項目投資之資金。

買賣協議之條款及據此擬進行之交易（包括以承付票據方式支付之遞延款項及簽訂租金擔保書）乃經賣方及買方按公平磋商後並以一般商業條款而達成。董事經考慮出售之所有條款及所有其他有關因素，包括市場狀況及物業價格可能出現之波動後，認為以商業角度看來，出售之條款實屬公平合理。在此等情況下，董事認為買賣協議及據此擬進行之交易（包括以承付票據支付之遞延款項及簽訂租金擔保書）乃符合本公司之利益，而買賣協議之條款及據此擬進行之交易（包括以承付票據支付之遞延款項及簽訂租金擔保書）對股東而言乃公平合理。待出售之後，Linkport將不再為本公司之附屬公司，而本集團將會繼續經營其現行之主要業務（見上文所述）。

一般事項

由於代價相當於適用之百分比率25%以上但低於75%，根據上市規則，出售構成本公司之一項主要交易 。因此，買賣協議及據此擬進行之交易（包括以承付票據支付之遞延款項及簽訂租金擔保書）均須待股東在股東特別大會上批准後，方可作實，而並無任何股東須在股東特別大會上就批准出售之普通決議案放棄投票。

股東特別大會

本公司將會為考慮及酌情批准出售及根據買賣協議擬進行之一切交易（包括以承付票據支付之遞延款項及簽訂租金擔保書）以及當中其他事項（如有）而召開股東特別大會。

(iii) 由Linkport簽立有關該等附屬公司股份之第二股份按揭及該等附屬公司所欠之股東貸款之第二轉讓(僅次於以優先貸款人為受益人之第一股份按揭及第一轉讓);及

(iv) 由買方、Linkport及該等附屬公司簽立之附屬協議

其他條款: (a) 倘若發生(其中包括)下列各項,則所有根據承付票據須支付之一切款項將會立即到期償付:

(i) 買方不再由其現時之最終股東(或其中任何一位或以上)全資實益擁有,或倘該等附屬公司或Linkport之直系實益擁有權出現任何變動;或

(ii) 由承付票據發出日期起計15個月以後任何時間,該物業之租金收入在任何連續6個月期間下降至低於根據優先財務文件及承付票據在相關期間之應付合計利息及其他支出之110%,而此情況在5個營業日之內並未得以更正或補救。

(b) 除非在償還優先貸款及支付有關利息之後,出售該物業所得款項之款額足以支付根據承付票據所應付之尚未償還款項,否則該等附屬公司不會出售該等物業。

董事在考慮出售之所有條款及一切其他有關因素(包括市道及物業價格可能出現之波動)後,認為從商業角度看來,出售之條款實屬公平合理。因此,董事相信,承付票據之條款(作為出售之主要部份)乃公平合理,亦符合股東之整體利益。

租金擔保

出售之其中一項條款為賣方就該物業提供租金擔保,董事認為向買主提供租金擔保對出售商用物業之賣家來説並不稀奇。在完成時,賣方須以該等附屬公司及買方為受益人訂立租金擔保,並以此為依據而須(i)擔保由完成日期起計三年內(「擔保期間」)每年之租金淨額不可少於48,000,000港元;(ii)向作為業主之該等附屬公司支付一般每月管理費(不包括該等附屬公司可以暫停供應空調之空置單位(見下文之定義)各部份所攤分之任何空調費用),及該物業中並無出租協議且即將空置或在擔保期間內14日以上未獲佔用之任何可出租部份(「空置單位」)所應付之政府地租及差餉。根據租金擔保之條款,在擔保期間三年內每年實際收取之租金淨額實際超逾48,000,000港元之情況下,賣方有權收取該筆額外款項之30%。在該等附屬公司或其承押人出售該物業或其任何部份後,租金擔保將會取消而此後再無任何效力,除非賣方以書面同意有關出售,則作別論。

如通函所披露,該物業之協定價值乃根據該物業截至二零零五年三月三十一日止年度之租金收入約49,000,000港元之回報率約6.28%而釐定。董事相信,以該物業在以往多個財政年度之租金收入為基準,根據租金擔保所擔保之租金乃可以達到。此外,根據租金擔保,賣方將有權收取擔保租金收入以外之額外租金收入之30%。經考慮租金擔保之所有條款後(包括本集團可能獲得之未來收益及可能須承擔之債務),而此事對出售及所有其他有關因素(包括市道及物業價格可能出現之波動)甚為重要,故董事相信,租金擔保之條款(作為出售之主要部份)乃公平合理,亦符合股東之整體利益。

賣方及Linkport集團之資料

賣方為本公司之一家全資附屬公司,乃一家在英屬處女群島註冊成立之公司,主要從事投資控股業務。Linkport乃一家在英屬處女群島註冊成立之公司,持有Gunnell之全部已發行股本及旋高之全部已發行之有投票權股份。

(e) 美國雷曼兄弟之投資委員會在二零零五年十二月十六日當日或之前以書面批准買賣協議擬進行之交易。

買方可隨時以書面豁免上文第(c)、(d)及／或(e)條條件，而賣方則可豁免第(b)條條件。買方或賣方均不可豁免第(a)條條件。

倘上述第(a)至(d)條任何一條條件(泛指在此之前並未被買方或(視情況而定)賣方豁免者)在最後截止日期當日下午五時正或之前並未獲履行，則買方或(視情況而定)賣方可選擇(在不影響彼等之任何權利或補償之情況下)向對方發出下列通知：

(a) 將有關條件原應獲履行或被豁免之限期押後至一個較後日期(應為一個營業日)，惟不可超逾最後截止日期起計十個營業日以上；或

(b) 儘管對方根據第(a)段授出延期許可，仍可終止買賣協議。

倘第(e)條條件在二零零五年十二月十六日當日或之前(或由訂約各方以書面同意之其他日期)未獲履行，則買賣協議將會終止。第(e)條條件已於二零零五年十一月二十一日獲履行。

完成

待上文所述之各項條件獲履行(或視情況而定獲豁免)後，完成將於完成日期落實。

承付票據

出售之其中一項條款為賣方接納延付117,000,000港元(即該等附屬公司現時所欠賣方之款項)之該物業協定總值部份款項。在完成時，該等附屬公司須以賣方為受益人簽立承付票據。據此，該等附屬公司將會共同及個別承諾，根據承付票據之條款及條件，向賣方償還一筆為數117,000,000港元之款項。

承付票據之主要條款如下：

本金： 117,000,000港元

到期日： 於承付票據發行日期起計滿36個月之日(「還款日」)一次整筆付款。

該等附屬公司可以在還款日前不少於一個月，以書面通知賣方，延長本金償還日期至承付票款發行日期起計滿48個月之日，惟該等附屬公司須就此項延期而支付予賣方一筆相等於本金(或適用於優先貸款之較高款額)0.5%之費用。

該等附屬公司可以書面通知賣方，進一步延長本金償還日期至承付票據發行日期起計滿60個月之日，惟該等附屬公司須就此項延期而支付予賣方一筆相等於本金(或適用於優先貸款之較高款額)1%之另一費用。

利息： 香港銀行同業拆息港元利率(HIBOR)加0.75厘，每滿三個月支付一次。

保證： 承付票據將由下列各項作出保證：

(i) Linkport及買方共同及個別簽立擔保書；

(ii) 由買方簽立有關Linkport股份之第二股份按揭及Linkport所欠股東貸款之第二轉讓(僅次於以優先貸款人為受益人之第一股份按揭及第一轉讓)；

將予出售之資產

(i) 銷售股份，即Linkport股本中每股面值1.00美元之1股股份，相等於Linkport之全部已發行股本；及

(ii) 剩餘股東貸款，即Linkport及／或該等附屬公司於完成當時所欠賣方之全部股東貸款，惟不包括該等附屬公司所欠總數117,000,000港元之本金，此筆款項將以發行承付票據支付。於最後實際可行日期，股東貸款合共約為405,000,000港元。

代價

在參照流動資產淨值所作出之調整及下文所述之承付票據發行後，銷售股份及剩餘股東貸款之總代價將為以現金所支付之663,000,000港元。代價乃經由賣方及買方經公平磋商後釐定，並為該物業之780,000,000港元協定價值減一筆將由承付票據支付之117,000,000港元遞延付款。該物業之協定價值乃以截至二零零五年三月三十一日止年度之租金收入約49,000,000港元為基準之約6.28厘回報率釐定。該物業截至二零零四年三月三十一日止年度之租金收入約為48,000,000港元，而根據此租金收入，回報率為6.15厘。

代價在完成聲明之協定或確定後，須作出下列調整：

(a) 倘流動資產淨值多於零，則在代價加上該筆款額(如有)；及

(b) 倘流動資產淨值少於零，則從代價減去該筆款額(如有)。

代價須由買方按下列方式支付予賣方：

(i) 買方在簽署買賣協議後隨即支付一筆78,000,000港元之按金予作為託管代理之賣方律師；

(ii) 585,000,000港元之餘款(可予調整)於完成時以現金支付。

先決條件

完成須待下列條件獲履行或豁免後，方可作實：

(a) 在最後截止日期當日或之前，股東為批准買賣協議擬進行之交易須通過必要之決議案；

(b) 在最後截止日期當日或之前，本公司及所有有關人士(如有需要，亦包括保華建業)根據上市規則之規定，為落實及執行買賣協議擬進行之交易，須取得所有由聯交所及證券及期貨事務監察委員會規定之批准，並遵守由聯交所及證券及期貨事務監察委員會頒佈之所有規定；

(c) 賣方已證實該等附屬公司在最後截止日期當日或之前擁有該物業之妥善及有價值業權(根據物業轉易及財產條例第13條之規定)；

(d) 在最後截止日期當日或之前，買方為落實及執行買賣協議擬進行之交易須取得所有由聯交所根據上市規則及證券期貨事務監察委員會所要求之批准(包括股東之批准)，並遵守聯交所根據上市規則及證券及期貨事務監察委員會頒佈之所有規定，或任何關乎買方之任何直接或間接股東之其他證券交易所或監管機關頒佈之規定；及



保華集團有限公司*
PYI Corporation Limited

(於百慕達註冊成立之有限公司)
(股份代號：498)

獨立非執行董事：
周明權*OBE, JP*(主席)
郭少強
陳樹堅

執行董事：
劉高原(副主席兼董事總經理)

非執行董事：
陳國強

註冊辦事處：
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

香港之主要營業地點：
香港
九龍
觀塘
鴻圖道51號
保華企業中心31樓

敬啟者：

主要交易
建議出售保華企業中心

緒言

藉著發表該公佈，董事局宣佈保華集團已於二零零五年十一月二十三日訂立一項有條件協議，按780,000,000港元之協定總值，透過全數出售擁有保華企業中心之保華集團旗下各間附屬公司出售其於保華企業中心之全部權益。出售構成保華集團之一項主要交易，須待股東在即將召開之股東特別大會上批准後，方可作實。本通函旨在向 閣下提供有關出售之詳細資料及股東特別大會通告。

買賣協議

日期

二零零五年十一月二十三日

訂約各方

賣方： PYI Properties Group Limited，一家在英屬處女群島註冊成立之公司，亦為本公司之全資附屬公司。

買方： Gain Resources Limited，一家在英屬處女群島註冊成立之公司，由美國雷曼兄弟擁有其50%權益，另50%權益則由一家由資本策略及保華建業按各佔一半股權之基準擁有之合夥經營公司所擁有；而就董事所確知、得悉及相信，該合夥經營公司乃一家投資控股公司。

就董事在作出一切合理查詢後所確知、得悉及相信，除保華建業間接實際持有買方25%權益，及德祥企業持有資本策略約8.4%權益外，買方、其最終股東(即美國雷曼兄弟及資本策略)及彼等各自之聯繫人士均為獨立第三方。

* 僅資識別

「該等附屬公司」 指 旋高及Gunnell

「買賣協議」 指 賣方及買方就出售而於二零零五年十一月二十三日訂立之有條件協議

「該等租約」 指 該等附屬公司在買賣協議訂立日期後，根據買賣協議之條款，按當時之市場租值訂立之各項租約，以及在文意許可或規定下之任何一項或以上之有關租約，及其他租期（包括任何優先續約權利）不超過三年之租約

「估值師」 指 獨立專業估值師永利行評值顧問有限公司

「%」 指 百份比

「中國」	指	中華人民共和國
「承付票據」	指	將由該等附屬公司在完成時發行予賣方，面值為117,000,000港元之承付票據
「該物業」	指	在土地登記處登記為觀塘內地段734號之整幅土地，連同座落該幅土地上之院宅及樓宇(現稱為香港九龍觀塘鴻圖道51號保華企業中心
「買方」	指	Gain Resources Limited，一家在英屬處女群島註冊成立之公司，由美國雷曼兄弟、資本策略及保華建業分別實際擁有其50%、25%及25%權益
「剩餘股東貸款」	指	緊接完成前之股東貸款餘額減將以承付票據支付之117,000,000港元
「租金擔保」	指	將由賣方在完成後隨即作出，並以該等附屬公司及買方作為受益人之租金擔保。賣方擔保該物業之租金收入，而據此亦可分享若干額外的租金收入
「銷售股份」	指	Linkport已發行股本中每股面值1.00美元之1股股份，亦即Linkport之全部已發行股本
「賣方」	指	PYI Properties Group Limited(前稱Paul Y. Properties Group Limited)，一家在英屬處女群島成立之有限公司並由本公司全資擁有
「優先貸款」	指	將由買方安排不超逾546,000,000港元之貸款，旨在向買方提供其根據買賣協議進行收購所需之款項及不時所需及現時尚未支付之款項
「優先貸款人」	指	優先貸款之貸款人，而於最後實際可行日期，預定為Lehman Brothers Pan Asian Investments Limited或其任何關聯公司
「優先財務文件」	指	有關優先貸款之貸款協議及／或提供貸款通知書
「證券及期貨條例」	指	香港法例第571章之證券及期貨條例
「股東特別大會」	指	本公司即將召開之股東特別大會，旨在批准買賣協議及據此擬進行之交易
「股份」	指	本公司股本中每股面值0.10港元之現有普通股
「股東」	指	股份持有人
「股東貸款」	指	本公司及／或該等附屬公司於完成當時所欠賣方之貸款，而於最後實際可行日期，尚未清償之貸款數額約為405,000,000港元
「聯交所」	指	香港聯合交易所有限公司

「香港」	指	中國香港特別行政區
「獨立第三方」	指	就董事在作出一切合理查詢後所確知、得悉及相信，與本公司及其關連人士無關之獨立第三方(包括人士或公司)
「德祥企業」	指	德祥企業集團有限公司，一家在百慕達註冊成立之有限公司，其股份在聯交所上市，於最後實際可行日期實益擁有本公司約39.8%權益
「最後實際可行日期」	指	二零零五年十二月二十日，即本通函付印前可確定若干資料之最後實際可行日期
「美國雷曼兄弟」	指	由Lehman Brothers Holdings Inc.(其為一家在紐約證券交易所上市之環球投資銀行)成立作特定用途之公司
「出租協議」	指	有關該物業之任何出租、租賃、租約或特許使用協議
「Linkport」	指	Linkport Holdings Limited，一家在英屬處女群島註冊成立之有限公司，亦為旋高及Gunnell之控股公司
「Linkport集團」	指	Linkport、旋高及Gunnell
「上市規則」	指	聯交所證券上市規則
「最後截止日期」	指	二零零六年二月二十四日，或由賣方及買方以書面協定之較後日期
「標準守則」	指	上市規則附錄十之上市公司董事進行證券交易的標準守則
「流動資產淨值」	指	合計該物業所欠Linkport集團旗下一間成員公司之應收租金(於完成日期，此筆款項逾期未付不足90天)、由Linkport集團旗下一間成員公司於完成日期所預付予公用服務公司之款項及／或有關該物業之保險保費、政府地租及差餉及Linkport集團旗下各成員公司於完成日期所擁有之所有銀行現金存款減Linkport及該等附屬公司於完成日期當日之一切負債加撥備之總和(包括(但不限於)該等附屬公司就該等租約而持有之租務按金，但不包括股東貸款、任何應付該物業之承按人之款項及遞延稅務負債)；完成聲明內已呈列上述各項詳情
「租金淨額」	指	由任何承租人、租戶、特許使用人或佔用人在出租協議之整個有效期間內，根據出租協議應向該等附屬公司(作為業主、特許使用權授出人或其他身份之人士)支付之一切租金、特許使用費及任何其他款項之總額，惟不包括任何差餉、政府地租、管理費或維修費及其他費用或支出
「保華建業」	指	保華建業集團有限公司，一家在百慕達註冊成立之有限公司，其股份在聯交所主板上市。於最後實際可行日期，其為本公司擁有64.8%權益之附屬公司

除非文義別有所指，否則本通函內，下列詞語具有下列涵義：

「聯繫人士」	指	上市規則所賦予之相同涵義
「該公佈」	指	本公司就（其中包括）出售而於二零零五年十一月二十四日發表之公佈
「董事局」	指	董事局
「營業日」	指	香港各銀行向公眾開放之營業日（不包括星期六、星期日及任何懸掛熱帶氣旋8號或以上的烈風警報訊號或在上午九時至中午十二時仍然懸掛且在中午十二時當時或之前並無除下之日，或發出「黑色」暴雨警告訊號或在上午九時至中午十二時仍然生效且在中午十二時當時或之前並無取消之日）
「資本策略」	指	資本策略投資有限公司，其為一家在百慕達註冊成立之有限公司，其股份在聯交所主板上市
「本公司」或「保華集團」	指	保華集團有限公司，一家在百慕達註冊成立之有限公司，其股份在聯交所主板上市
「完成」	指	根據買賣協議之條款完成買賣銷售股份及轉讓剩餘股東貸款
「完成日期」	指	買賣協議之先決條件獲履行或豁免之日起計第五個營業日，或由賣方及買方同意之其他日期，或根據買賣協議而押後完成之日
「完成聲明」	指	根據香港財務報告準則而編製之完成聲明，將由賣方及買方在完成日期當日或之前協定
「關連人士」	指	上市規則所賦予之相同涵義
「代價」	指	待發行承付票據及參照流動資產淨值作出調整後，由買方就銷售股份及剩餘股東貸款而向賣方支付663,000,000港元之代價
「旋高」	指	旋高有限公司，一家在香港註冊成立之有限公司
「董事」	指	本公司董事
「出售」	指	建議由賣方根據買賣協議向買方出售銷售股份及剩餘股東貸款
「本集團」	指	本公司及其附屬公司
「Gunnell」	指	Gunnell Properties Limited，一家在英屬處女群島註冊成立之有限公司，並根據公司條例（香港法例第32章）第XI部註冊為海外公司
「HIBOR」	指	香港銀行同業拆息
「港元」	指	香港法定幣值港元

目 錄

頁次

本通函乃要件　請即處理

閣下如對本通函任何方面或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他持牌證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已出售或轉讓名下所有**保華集團有限公司**(「本公司」)之股份，應立即將本通函連同隨附之代表委任表格送交買主或承讓人或經手買賣或轉讓之銀行、持牌證券交易商或其他代理商，以便轉交買主或承讓人。


PYI

保華集團有限公司*
PYI Corporation Limited

(於百慕達註冊成立之有限公司)

(股份代號：498)

主要交易
建議出售保華企業中心

本公司謹訂於二零零六年一月十六日(星期一)下午四時三十分假座香港中環昃臣道1號香港會1樓夏慤廳舉行股東特別大會(「股東特別大會」)，大會通告載於本通函第80至81頁。本通函隨附代表委任表格。無論　閣下能否出席股東特別大會及在會上投票，務請按照代表委任表格列印之指示將其填妥，且無論如何須盡快於股東特別大會或其續會指定舉行時間48小時前將表格交回本公司在香港之主要營業地點，地址為香港九龍觀塘鴻圖道51號保華企業中心31樓。填妥及交回代表委任表格後，　閣下仍可親身出席股東特別大會或其任何續會，並於會上投票。

* 僅資識別

二零零五年十二月二十三日

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in PYI Corporation Limited (the "Company"), you should at once hand this document to the purchaser or the transferee or to the bank manager, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.


PYI

PYI Corporation Limited

(Incorporated in Bermuda with limited liability)
(Stock Code: 498)

Independent Non-executive Directors:
Chow Ming Kuen, Joseph OBE, JP *(Chairman)*
Kwok Shiu Keung, Ernest
Chan Shu Kin

Executive Director:
Tom Ko Yuen Lau *(Deputy Chairman & Managing Director)*

Non-executive Director:
Chan Kwok Keung, Charles

Registered office:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Principal place of business in Hong Kong:
31st Floor, Paul Y. Centre
51 Hung To Road
Kwun Tong
Kowloon
Hong Kong

12 January 2006

To the shareholders of the Company

Dear Sir or Madam,

Scrip Dividend Scheme with Cash Option in relation to the Interim Dividend for the Six Months Ended 30 September 2005

On 13 December 2005, it was announced that the board of directors of the Company had resolved to pay an interim dividend of HK$0.015 per share of HK$0.10 each in the capital of the Company ("Share") for the six months ended 30 September 2005, such interim dividend to be satisfied by way of a scrip dividend of Shares ("Scrip Shares") with an option to elect cash, payable to shareholders of the Company ("Shareholders") whose names appear on the register of members of the Company as at the close of business on 11 January 2006 ("Scrip Dividend Scheme"). The register of members of the Company was closed from 9 January 2006 to 11 January 2006, both dates inclusive, during which period no transfers of shares could be effected. In order to qualify for the interim dividend, all transfers of shares together with the relevant share certificates were required to be lodged with the Company's share registrars in Hong Kong, Secretaries Limited of 26/F, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong on 6 January 2006.

Particulars of the Scrip Dividend Scheme

Under the Scrip Dividend Scheme, each Shareholder has the choice of receiving:

(a) an allotment of Scrip Shares at HK$1.4883 per Scrip Share (as determined by the market value stated below) credited as fully paid in lieu of payment of the interim dividend to which such Shareholder is entitled; or

(b) HK$0.015 in cash for each existing Share held on 11 January 2006; or

(c) a combination partly of (a) and partly of (b) above.

As stated in the announcement of 13 December 2005, for the purpose of calculating the number of Scrip Shares to be allotted, the market value of Scrip Shares will be fixed by reference to the average of the closing prices of the Shares on The Stock Exchange of Hong Kong Limited ("Stock Exchange") for the three consecutive trading days ended 11 January 2006 less a discount of five per cent. of such average price or to the par value of Shares, whichever is the higher.

Since the average closing price of Shares on the Stock Exchange for the three consecutive trading days ended 11 January 2006 was approximately HK$1.5667 ("Average Closing Price"), the entitlements of Shareholders who elect to receive Scrip Shares under the Scrip Dividend Scheme shall be determined based on the price of HK$1.4883 (which is higher than the par value of Shares), being the Average Closing Price less a discount of five per cent. Accordingly, the

number of Scrip Shares which each Shareholder will receive under the Scrip Dividend Scheme will be calculated by the following formula:

Number of Scrip Shares to be received under the Scrip Dividend Scheme	=	Number of existing Shares held on 11 January 2006 for which the dividend is to be satisfied in Shares under the Scrip Dividend Scheme	X	$\frac{0.015}{1.4883}$

If all Shareholders elect to receive their entitlement in Scrip Shares, based on 1,367,540,720 Shares in issue as at 11 January 2006, not more than 13,782,913 Scrip Shares will be issued under the Scrip Dividend Scheme.

The number of Scrip Shares to be issued to each Shareholder will be rounded down to the nearest whole number. Fractional entitlements to Scrip Shares will not be allotted and the benefit thereof will accrue to the Company.

The Scrip Shares will rank pari passu in all respects with the Shares existing as at the date of issue save that they will not be entitled to the interim dividend for the six months ended 30 September 2005. The Scrip Shares will rank in full for all future dividends and distribution which may be declared, made or paid after the date of issue thereof.

Cash Election Form

A Cash Election Form is enclosed. **Any Shareholder who wishes to receive only Scrip Shares in respect of his/her interim dividend entitlement need not complete the Cash Election Form. No Cash Election Forms are being sent to Shareholders who have previously lodged a form of election electing to receive all future scrip dividend in cash. Any Shareholder who wishes to receive cash in lieu of Scrip Shares in respect of his or her interim dividend entitlement, either in whole or in part, must complete the Cash Election Form and return it to Secretaries Limited of 26/F, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong no later than 4:00 p.m. on 2 February 2006. No acknowledgement of receipt of the said Form will be issued.**

If you complete the Cash Election Form but do not specify the number of Shares in respect of which you elect to receive cash, or if you elect to receive cash in respect of a greater number of Shares than your registered holding on 11 January 2006, then in either case you will be deemed to have exercised your election to receive the interim dividend wholly in cash in respect of all the Shares of which you were then registered as the holder(s).

Overseas Shareholders

Based on the register of members of the Company as at 11 January 2006 (being the record date for the purpose of determining the Shareholders entitled to the said interim dividend), all of the Shareholders have registered addresses in Hong Kong save that there was one Shareholder in Malaysia and one Shareholder in Taiwan.

The directors of the Company, having made enquiries with legal advisers in the relevant jurisdictions, have formed the view that it would be expedient to exclude the Shareholders with registered addresses in these places on the ground of legal restrictions and requirements under the laws of the relevant jurisdictions and/or that the costs of complying with the requirements in each jurisdiction will exceed materially any potential benefit to the Company of doing so.

Accordingly, no Shareholders whose registered addresses are outside Hong Kong will be permitted to participate in the Scrip Dividend Scheme and accordingly, they will receive the interim dividend wholly in cash. No Cash Election Forms are being sent to such Shareholders. None of this circular, the Cash Election Form nor the Scrip Shares will be registered or filed under the securities laws or equivalent legislation of any jurisdiction. A copy of this circular will be delivered to the overseas Shareholders for their information only in compliance with the local laws, regulations and requirements.

Stock Exchange Listing and Despatch of Share Certificates

The Scrip Dividend Scheme is conditional upon the Listing Committee of the Stock Exchange granting listing of and permission to deal in the Scrip Shares. Application will be made to the Stock Exchange for listing of and permission to deal in the Scrip Shares. Certificates in respect of Scrip Shares and cheques in respect of cash dividends are expected to be sent to Shareholders by post at the risk of such Shareholders on or around 13 February 2006. You may deal in the Scrip Shares to be issued to you upon receipt of the relevant share certificate. In the unlikely event that the Scrip Shares are not admitted to listing before 13 February 2006, the Cash Election Forms will be disregarded and the full cash dividend will be paid in the way as described above.

No equity or debt securities of the Company are listed on or dealt in on any other stock exchange and no listing or permission to deal in on any other stock exchange is being or is proposed to be sought.

Dealings in Scrip Shares are expected to commence on 14 February 2006.

Advantage of Scrip Dividend Scheme

The Scrip Dividend Scheme will give Shareholders the opportunity to increase their investments in the Company at a discount to market value or at par as provided above, without incurring brokerage and stamp duty costs. The Scrip Dividend Scheme will also be to the advantage of the Company because, to the extent that Shareholders receive Scrip Shares, in whole or in part, in respect of the interim dividend, such cash as would otherwise have been paid to Shareholders will be retained for use by the Company.

Recommendation

Whether or not it is to your advantage to elect to receive cash in lieu of Scrip Shares, in whole or in part, will depend upon your own individual circumstances and the decision in this regard, and all effects resulting therefrom, are the sole responsibility of each Shareholder. **IF YOU ARE IN ANY DOUBT AS TO WHAT TO DO, YOU SHOULD CONSULT A LICENSED SECURITIES DEALER, BANK MANAGER, SOLICITOR, PROFESSIONAL ACCOUNTANT OR OTHER PROFESSIONAL ADVISERS.**

Yours faithfully,
By Order of the Board
PYI Corporation Limited
Tom Ko Yuen Lau
Deputy Chairman & Managing Director

收市價減以百分之五之折讓。因此，每位股東根據以股代息計劃將可收取之代息股份數目，將按以下公式計算：

$$\text{將收取之代息股份數目} = \text{於二零零六年一月十一日在以股代息計劃中選擇收取股份作為股息之現有股份數目} \times \frac{0.015}{1.4883}$$

假如所有股東選擇收取其應得之代息股份，根據於二零零六年一月十一日之1,367,540,720股已發行股份計算，則按以股代息計劃最多發行13,782,913股代息股份。

每名股東獲發行之代息股份數目將向下計至最接近之整數。零碎之代息股份將不予配發，而有關利益撥歸本公司所有。

代息股份將與於發行日期已有之股份享有同等權益，惟無權享有截至二零零五年九月三十日止六個月之中期股息。代息股份可全數收取於股份發行日期後所宣派或派付或作出之股息及分派。

現金選擇表格

茲隨附上現金選擇表格。**任何股東如欲全部以代息股份收取應得之中期股息，將毋須填寫現金選擇表格，現金選擇表格將不會寄予以往已遞交選擇永久收取現金股息之選擇表格的股東。任何股東如欲全部或部份收取現金以代替代息股份作為中期股息，須將現金選擇表格填妥，最遲須於二零零六年二月二日下午四時送達秘書商業服務有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。收到上述表格後本公司不會發出收訖通知書。**

閣下如填妥現金選擇表格但未註明選擇收取現金之股數，又或選擇收取現金之股數較於二零零六年一月十一日　閣下名下登記持有者為多，則在此任何一種情況下，　閣下將被視作已選擇全部收取現金作為　閣下當時名下全部股份應得之中期股息。

海外股東

根據於二零零六年一月十一日(為記錄日期以決定可收取中期股息之股東)本公司之股東名冊所載，本公司股東之登記地址，除一名位於馬來西亞及一名位於台灣外，其餘所有股東之登記地址均位於香港。

本公司董事經諮詢各有關司法權區之法律顧問之意見後，認為不將其登記地址位於上述地點之股東包括在以股代息計劃內屬恰當之舉、乃因有關司法權區存在法律限制及要求，而遵守各司法權區之要求之高昂成本，極可能嚴重超出本公司提供以股代息計劃之任何潛在得益。

據此，其登記地址於香港以外地區之股東不得參與以股代息計劃，因此，該等人士將全部收取現金作為中期股息。現金選擇表格將不會寄予海外股東。本通函、現金選擇表格或中期股息股份概不會根據任何司法權區之證券法或相等法例註冊或存檔。本通函將根據當地之法律、法例及要求寄發予海外股東以僅作參考之用。

聯交所上市及寄發股票

以股代息計劃之條件為聯交所上市委員會批准代息股份上市買賣。本公司將向聯交所申請批准代息股份上市買賣。中期股息之代息股份股票及現金股息支票預期於二零零六年二月十三日或左右以郵遞方式寄予各股東，如有郵誤，概由股東負責。　閣下當收到將發行代息股份之有關股票後，可以買賣。倘於二零零六年二月十三日前代息股份並未獲准上市(儘管此情況不大可能出現)，現金選擇表格將不予理會，而全數之現金股息將按以上敍述的程序派付。

並無本公司之股本或債務證券在任何其他證券交易所上市或買賣，現時亦無申請或建議申請在任何其他證券交易所上市或買賣。

預期代息股份將於二零零六年二月十四日開始買賣。

以股代息計劃之優點

以股代息計劃將使股東有機會依據上述規定按低於市值之價格或按面值，增加在本公司之投資，且毋須支付經紀佣金及印花稅。以股代息計劃亦對本公司有利，因為倘若股東全部或部份選擇收取代息股份作為中期股息，原應派發予股東之現金將可留待本公司使用。

推薦意見

選擇全部或部份收取現金以代替代息股份是否對　閣下有利，將視乎　閣下本身之情況而定，就此而作出之決定及由此而引致之後果均須由各股東自負責任。　**閣下如對應採取之行動有任何疑問，應立即諮詢　閣下之持牌證券交易商、銀行經理、律理、專業會計師及其他專業顧問。**

此致

本公司列位股東　台照

承董事局命
保華集團有限公司
副主席兼董事總經理
劉高原
謹啟

二零零六年一月十二日

此乃要件　請即處理

閣下如對本通函任何方面或應採取之行動**有任何疑問**，應諮詢　閣下之持牌證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之保華集團有限公司（「本公司」）之股份全部**售出或轉讓**，應立即將本文件送交買主或承讓人或經手買賣之銀行經理、持牌證券交易商或其他代理商，以便轉交買主或承讓人。



保華集團有限公司*
PYI Corporation Limited

（於百慕達註冊成立之有限公司）
（股份代號：498）

獨立非執行董事：
周明權 OBE, JP（主席）
郭少強
陳樹堅

執行董事：
劉高原（副主席兼董事總經理）

非執行董事：
陳國強

註冊辦事處：
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

香港之主要營業地點：
香港
九龍
觀塘
鴻圖道51號
保華企業中心31樓

敬啟者：

與截至二零零五年九月三十日止六個月中期股息有關之以股代息計劃（附收取現金之選擇權）

根據二零零五年十二月十三日所公佈，本公司董事局已決議按以股（「代息股份」）代息方式（附收取現金之選擇權）派發截至二零零五年九月三十日止六個月之中期股息予二零零六年一月十一日營業時間結束時名列本公司股東名冊之股東（「股東」），派息額為本公司股本中每股面值0.10港元之股份（「股份」）每股獲派0.015港元（「以股代息計劃」）。本公司已由二零零六年一月九日至二零零六年一月十一日（包括首尾兩日）暫停辦理股份過戶登記手續，以確定擬派之中期股息款額。在上述期間不再登記股份之轉讓。為獲派中期股息，所有股份過戶文件，連同有關股票已按規定於二零零六年一月六日送交本公司之香港股份過戶登記處秘書商業服務有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。

以股代息計劃詳情

根據以股代息計劃，每名股東可選擇以下其中一種方式收取中期股息：

(a) 按每股代息股份1.4883港元（按下文所述市值計算）獲配發入賬列為繳足之代息股份，以取代股東有權收取之中期股息款項；或

(b) 於二零零六年一月十一日每持有一股已有之股份獲付0.015港元之現金；或

(c) 合併上文部份(a)與部份(b)之方式。

根據二零零五年十二月十三日發表公佈，決定應予配發之代息股份數目時，每股代息股份之市值乃參照截至二零零六年一月十一日止連續三個交易日每股股份於香港聯合交易所有限公司（「聯交所」）之平均收市價減以此每股平均價百分之五之折讓，或股份面值（兩者以較高者為準）而計算。

由於截至二零零六年一月十一日止連續三個交易日每股股份在聯交所之平均收市價約為1.5667港元（「平均收市價」）。股東根據以股代息計劃應得之代息股份按市值1.4883港元（較股份面值高）計算，即平均

* 僅資識別

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in **PYI Corporation Limited** (the "Company"), you should at once hand this circular to the purchaser or transferee or to the bank manager, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.


PYI

PYI Corporation Limited

(Incorporated in Bermuda with limited liability)
(Stock code: 498)

PROPOSED ADOPTION OF NEW SHARE AWARD SCHEME

AND OF

NEW SHARE FINANCING PLAN

AND

PROPOSAL TO ADJUST SUBSCRIPTION PRICES IN RESPECT OF CERTAIN OPTIONS OUTSTANDING UNDER EXISTING SHARE OPTION SCHEME

Independent Financial Adviser


KPMG

KPMG Corporate Finance Limited

A notice convening a special general meeting of the Company ("SGM") to be held at Chater II, Level B1, The Ritz-Carlton, Hong Kong, No. 3 Connaught Road Central, Hong Kong, on Tuesday, 14 February 2006 at 11:00 a.m. is set out on pages 32 to 33 of this circular. A proxy form is also enclosed. Whether or not you intend to attend and vote at the SGM, please complete and return the enclosed proxy form in accordance with the instructions printed thereon to the Company's principal place of business in Hong Kong at 31st Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding of the meeting. Completion and return of the proxy form will not preclude you from attending and voting in person at the SGM or any adjournment of it should you so wish.

27 January 2006

CONTENTS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"Adoption Date"	means in respect of a Settlor the date it adopts the Share Award Scheme;
"Announcement"	means the announcement issued by the Company on 29 December 2005 regarding the Share Award Scheme, the Share Financing Plan and the Reduction;
"Board"	means the board of Directors;
"Director(s)"	means the director(s) of the Company for the time being;
"Eligible Person"	means any employee (whether full time or part time), executive or officer, director (including any executive, non-executive and independent non-executive director) of a Group Company or any Invested Entity and any consultant, adviser or agent of any Group Company or any Invested Entity, who, in the sole discretion of the Board, has contributed or may contribute to the growth and development of the PYI Group or any Invested Entity, and "Selected Eligible Person" means an Eligible Person who has been selected to and does participate in the Share Award Scheme;
"Existing Share Option Scheme"	means the share option scheme of the Company adopted by resolution of the Shareholders on 27 August 2002;
"IFA"	means KPMG Corporate Finance Limited, the independent financial adviser appointed by the Company for the purpose of advising Independent Shareholders on the Reduction;
"Independent Shareholders"	means Shareholders that have no interest in the Reduction and are permitted under the Listing Rules to vote on the resolution to approve the Reduction;
"Invested Entity"	means any entity in which a member of the PYI Group holds an equity interest;
"Latest Practicable Date"	means 25 January 2006, being the latest practicable date before the printing of this circular for ascertaining certain information for the purpose of inclusion in this circular;
"Listing Rules"	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;
"Model Code"	means the Model Code for Securities Transactions by Directors of Listed Issuers in Appendix 10 to the Listing Rules;
"Plan Loan"	means in respect of an Eligible Person who has been invited to apply for and has been issued new Shares under the Share Financing Plan, the sum(s) owed by him/her by way of subscription price for the relevant Shares;

"PYI" or the "Company"	means PYI Corporation Limited, a company incorporated in Bermuda with limited liability and the Shares of which are listed on the Stock Exchange;
"PYI Group" or the "Group"	means the Company and its Subsidiaries, and a "Group Company" shall mean a member of the PYI Group;
"Reduction"	means the proposed reduction in the subscription prices of certain existing share options referred to herein;
"Returned Shares"	means Shares and related income which are not vested and/or forfeited in accordance with the Share Award Scheme;
"Settlor(s)"	means the settlor(s) under the Trust Deed which will be the Company and one or more Subsidiaries;
"SFO"	means the Securities and Futures Ordinance (Cap 571 of the Laws of Hong Kong);
"SGM"	means the special general meeting of the Company convened to approve the Reduction, notice of which is set out on pages 32 to 33 hereof;
"Share Award Scheme"	means a share award scheme adopted on the Adoption Date by the Board whereby awards of Shares may be made to Eligible Persons (such Shares being purchased by the Trustee) pursuant to the Trust Deed and the related rules;
"Share Financing Plan"	means the plan adopted by the Board whereby Selected Eligible Persons may be invited to apply for new Shares and offered the opportunity to finance their subscription by way of Plan Loans;
"Shareholders"	means shareholders of the Company;
"Shares"	means shares of HK$0.10 each in the capital of the Company;
"Stock Exchange"	means The Stock Exchange of Hong Kong Limited;
"Subsidiary(ies)"	means subsidiary(ies) of the Company from time to time within the meaning of the Listing Rules;
"Trust"	means the trust constituted by the Trust Deed;
"Trust Deed"	means the trust deed to be made between the Company and some or all of its Subsidiaries as settlors and the Trustee as trustee, establishing the Share Award Scheme;
"Trust Period"	means in relation to a Settlor the period beginning with date in which it becomes party to the Trust Deed and ending upon the first to happen:–
	(a) the expiry of the period of 80 years beginning with the Adoption Date; or

(b) the date when an order for the winding-up of the Settlor or the Company is made or a resolution is passed for the voluntary winding-up of the Settlor or the Company (otherwise than for the purposes of, and followed by, an amalgamation or reconstruction in such circumstances that substantially the whole of the undertaking, assets and liabilities of the Company or the Settlor pass to a successor Company); or

(c) the date that the Trustee declares to be the end of the trust period as may be informed by the Company that the Share Award Scheme will be terminated; and

"Trustee" means a professional trustee to be appointed by the Board for the purpose of the Share Award Scheme which is independent and not connected with the Company.



PYI Corporation Limited

(Incorporated in Bermuda with limited liability)
(Stock code: 498)

Independent Non-Executive Directors:
Chow Ming Kuen, Joseph OBE, JP *(Chairman)*
Kwok Shiu Keung, Ernest
Chan Shu Kin

Executive Director:
Tom Ko Yuen Lau *(Deputy Chairman and Managing Director)*

Non-Executive Director:
Chan Kwok Keung, Charles

Registered office:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Principal place of business in Hong Kong:
31st Floor, Paul Y. Centre
51 Hung To Road
Kwun Tong
Kowloon
Hong Kong

27 January 2006

To the Shareholders and option holders under the Existing Share Option Scheme

Dear Sir or Madam,

PROPOSED ADOPTION OF NEW SHARE AWARD SCHEME

AND OF

NEW SHARE FINANCING PLAN

AND

PROPOSAL TO ADJUST SUBSCRIPTION PRICES IN RESPECT OF CERTAIN OPTIONS OUTSTANDING UNDER EXISTING SHARE OPTION SCHEME

INTRODUCTION

It was announced on 29 December 2005 that the Board proposes to adopt the Share Award Scheme and the Share Financing Plan, in addition to the adjustments proposed to options outstanding under the Existing Share Option Scheme. This circular contains, inter alia, details of (i) the proposed reduction in subscription prices together with the advice from KPMG Corporate Finance Limited, the independent financial adviser appointed by the Company to advise the Independent Shareholders on the proposal; and (ii) the Share Award Scheme and Share Financing Plan. As all the Directors (save and except for Dr. Chan Kwok Keung, Charles who is a non-executive Director but a substantial Shareholder) have an interest in the Reduction, there is no independent Director eligible to advise the Independent Shareholders.

Purposes and Eligible Persons

The purpose of the Share Award Scheme and the Share Financing Plan is to recognise the contributions of Eligible Persons (including employees, consultants, advisers or agents of the PYI Group and an Invested Entity), to seek to retain them for the continued operation and development of the PYI Group, and to attract suitable personnel for the further development of the PYI Group. Through the Share Award Scheme and Share Financing Plan, Eligible Persons will be encouraged to re-invest part of their remuneration by way of equity participation into PYI, thus closely aligning their goals and interests with those of PYI and its Shareholders as a whole. A summary of each is set out below.

The Company now has in force the Existing Share Option Scheme. Once they have been adopted it will also have in force the Share Award Scheme and the Share Financing Plan. It is intended that these will give the Company more flexibility in providing incentives, by way of equity participation, to such Eligible Persons in various jurisdictions in which members of the PYI Group operate, where different regulations and tax regimes make it desirable for these Eligible Persons to be given different ways of participation in equity subject to all restrictions of the Listing Rules, including the prohibition on issue of new Shares to connected persons of the Company without independent Shareholders' approval.

The adoption of the Share Award Scheme and the Share Financing Plan and their related rules do not require approval of Shareholders. The substance of both is provision of financial benefits to employees and others structured so as to benefit the Company by requiring them to invest in it. They are effectively cash bonuses. They are to be administered by the Board and the Board will have full authority to delegate this role to a committee of Directors (including the Remuneration Committee of the Company). All Directors will be eligible to sit on any such committee, subject to conflicts of interest, which will be selected by the Board if and when it determines to establish such a committee.

NEW SHARE AWARD SCHEME

Duration

Unless earlier terminated, the Share Award Scheme will be valid for a term of 10 years from the Adoption Date for the relevant Settlor.

Restrictions

No instructions and no payments to purchase Shares will be given to the Trustee when any Director is in possession of any unpublished price sensitive information in relation to the Company or where dealings by Directors are prohibited under any code or requirement of the Listing Rules and all applicable laws from time to time.

Operation

The Board will select Eligible Persons to invite to participate in the Share Award Scheme and determine the number of Shares to be awarded to each by reference to, amongst other things, their past or potential contributions to the growth and development of the PYI Group or any Invested Entity. Similar factors may be taken into account under the Existing Share Option Scheme. No guidelines have been established on whether Eligible Persons who are also employees will be invited to become Selected Eligible Persons or offered options under the Existing Share Option Scheme, or both.

The Board will pay the Trustee the purchase price and the related expenses from the Company's resources. The Trustee will purchase from the market the relevant number of Shares awarded and will hold such Shares until they are vested in accordance with the rules of the Share Award Scheme. There are no set limits on such purchases or financing and no set limits on the awards to any Eligible Person and it is not at present intended to apply guidelines similar to the requirements of Chapter 17 of the Listing Rules (which apply to share option schemes). The conditions attached to each offer will be decided on a case-by-case basis and may be different for different Eligible Persons.

The Trustee may purchase further Shares for the Selected Eligible Persons to be funded by the proceeds of the sale of any non-cash distributions such as dividends in specie. When the Selected Eligible Person has satisfied all vesting conditions specified by the Board at the time of making the award and become entitled to the Shares forming the subject of the award, the Trustee will transfer the relevant vested Shares (awarded Shares, related scrip distribution and further Shares acquired or subscribed out of the income derived therefrom) to that Selected Eligible Person at no cost (other than transaction costs). The Shares will not be repurchased by the Company or for its benefit and the purchase of the relevant Shares will not fall within the definition of "share repurchase" for the purpose of the Code on Share Repurchases or within Rule 10.06 of the Listing Rules.

No Eligible Persons have yet been selected for offers under the Share Award Scheme.

Vesting and Lapse

.Awarded Shares and the related income derived therefrom may be subject to a vesting period for the Eligible Person in question. Vesting of the Shares will be conditional on the Selected Eligible Person remaining an employee, consultant, adviser or agent of the PYI Group or the Invested Entity (as the case may be) until and on each of the relevant vesting dates and his/her execution of the relevant documents to effect the transfer from the Trustee.

An award will automatically lapse when the relevant Eligible Person ceases to be eligible and qualified under the definition of "Eligible Person", or the Group Company or the Invested Entity employing or engaging the relevant Eligible Person ceases to be a Group Company or

Invested Entity, save that in the case when the relevant Eligible Person dies, or retires at his/her normal retirement date or earlier by agreement prior to a vesting date, all the awarded Shares and the related income will be deemed to vest on the day immediately prior to his/her death or retirement. In case there is no claim of the vested interests by the legal representative of the relevant deceased Selected Eligible Person within two years of his or her death (or such longer period as the Trustee and the Board will agree from time to time) or the Trust Period (whichever is shorter), such vested interests will be forfeited and cease to be transferable and will be held as Returned Shares for the purposes of the Share Award Scheme.

Where the awarded Shares do not vest in accordance with the Share Award Scheme, the Trustee will hold such Shares and the related income for the benefit of one or more Eligible Persons as it determines in its discretion, after having taken into account the recommendations of the Board.

Voting Rights

The Trustee may exercise voting rights in respect of any Shares held under the Trust (including but not limited to the awarded Shares, and further Shares acquired out of the income derived therefrom) at its sole discretion. It will be entitled to vote at its discretion on transactions requiring Shareholders' approval under the Listing Rules (subject to restrictions under the Listing Rules including but not limited to restrictions on connected transactions).

Termination

The Share Award Scheme has not yet been adopted. Once adopted it will terminate on the earlier of the 10th anniversary of the Adoption Date or such other date as may be determined by the Board provided that such termination will not affect any subsisting rights of the Selected Eligible Persons.

Upon termination, all awarded Shares and the related income derived therefrom will become vested on the relevant Eligible Persons so referable on such date of termination, subject to the receipt by the Trustee of the transfer documents duly executed by the Selected Eligible Persons within the stipulated period. Net sale proceeds (after making appropriate deductions) of the Returned Shares and such non-cash income together with the residual cash and such other funds remaining in the Trust will be remitted to the Company forthwith after the sale.

The Board intends that subject to any legal restrictions full disclosure will be made in the Company's annual reports of awards under the Share Award Scheme.

In addition to the Share Award Scheme, the Directors propose the Share Financing Plan.

SHARE FINANCING PLAN

Under the Share Financing Plan, the Board can make invitations to Eligible Persons inviting them to apply for up to a number of Shares as specified in the invitation. The Eligible Persons who choose to apply for Shares will be issued new Shares by the Company at such subscription price as the Board may determine at the relevant time. Subject to obtaining all consents and approvals as may be required by law or under the Listing Rules, the Company will issue Shares to the relevant Eligible Persons. There are no set limits on the number of Shares that Eligible Persons may be invited to apply for and it is not at present intended to apply guidelines similar to the requirements of Chapter 17 of the Listing Rules (which apply only to share option schemes). No Eligible Persons have yet been selected for invitations.

The Eligible Persons may either pay the acquisition price in full or, if they fail to do so, will be deemed to have applied for a loan from the Company for the acquisition price less the amount of any payment made by the relevant Eligible Persons for allotment of the Shares. Any such loan will be interest free.

If an Eligible Person is not a connected person of the Company for the purposes of the Listing Rules, then loans or deemed loans to that person will be not connected transactions of the Company for the purposes of the Listing Rules but may be notifiable transactions under Chapter 14 depending on their size.

If an Eligible Person is a connected person of the Company for the purposes of the Listing Rules, then loans or deemed loans to that person will be connected transactions of the Company for the purposes of the Listing Rules and may also be notifiable transactions under Chapter 14 depending on their size.

The Company will at the material time comply fully with the Listing Rules (including Chapter 14 as regards notifiable transactions and Chapter 14A as regards connected transactions). Depending on the sums involved this may entail a press announcement and a circular to Shareholders and approval by those Shareholders who are permitted under the Listing Rules to vote on the proposal.

Whilst issues of Shares generally can be made under general mandates granted to Directors from time to time, if a proposed issue of Shares is to a connected person of the Company for the purposes of the Listing Rules then it will entail a press announcement and a circular to Shareholders and approval by those Shareholders who are permitted under the Listing Rules to vote on the proposal.

Again, the Company will at the material time comply fully with the Listing Rules including the restriction on issuing new Shares at a discount higher than that as permitted under Rule 13.36(5) of the Listing Rules. The Company will also issue an announcement on each issue of new Shares under the general mandate to Eligible Persons (with appropriate details included) and apply for the necessary listing approval on each occasion before issue of the relevant Shares.

Duration

The Share Financing Plan has no set term and may be terminated or suspended by the Board at any time.

Repayment

Whilst the Plan Loans remain outstanding no dividends will be passed over in cash to the relevant Eligible Person in respect of the Shares to which that Plan Loan relates and instead the repayment of Plan Loans may be made from cash representing dividends received from those Shares. If there are no such dividends that will not affect the obligation to repay the relevant Plan Loan. Each Plan Loan must be repaid by the relevant Eligible Person within 3 years after the Plan Loan is made (or such other period as may be determined by the Board either generally or in a case-by-case basis).

A Plan Loan must be repaid in full on the earlier of the day:–

(a) the relevant Eligible Person ceases to be employed or engaged by a Group Company or an Invested Entity for any reason whatsoever;

(b) the relevant Eligible Person fails to observe or comply with his/her obligations under the rules governing the Share Financing Plan; and

(c) the aggregate value of the Plan Shares beneficially owned by the relevant Eligible Person calculated based on the market price (being the average closing price of the Shares as stated in the Stock Exchange's daily quotation sheets for the five trading days immediately preceding the subject day) is less than 50% of the Plan Loan then owed by that Eligible Person.

If a Plan Loan is not repaid to the extent required, the Company may sell, dispose of the relevant Plan Shares and apply any proceeds towards repayment of the Plan Loan in question. At all times until the Plan Loan has been repaid in full the certificates or other title documents for the relevant Shares will be in the physical custody of an agent. The Eligible Person will not hold the scrip.

Restrictions

Shares acquired by the Selected Eligible Persons under the Share Financing Plan cannot be disposed of until the later of:–

(a) the expiry of the prohibition period, being a minimum of 6 months and a maximum of 2 years from the date of acquisition of the Shares as determined by the Board before determining to grant the Plan Loan (unless the person ceases to be an Eligible Person); and

(b) the date on which the relevant Plan Loan is repaid in full.

The Directors are satisfied that the Share Financing Plan is lawful under the laws of Bermuda and that Plan Loans can be made to Selected Eligible Persons under it in compliance with the laws of Bermuda. It is their intention to comply fully with all relevant laws.

The Board intends that subject to any legal restrictions full disclosure will be made in the Company's annual reports of awards under the Share Financing Plan.

PROPOSED REDUCTION IN SUBSCRIPTION PRICES OF OPTIONS

The Company has outstanding a total number of 44,200,000 share options granted under the Existing Share Option Scheme to Directors and former Directors. The subscription price for half of all these options (i.e. 22,100,000) is HK$1.94 per Share and for the remaining options (i.e. 22,100,000) is HK$2.20 per Share. The following Directors and former Directors (who are still engaged as general advisers of the PYI Group) own the options set opposite their names below exercisable at the prices specified below:–

Name of Directors	Subscription price (HK$)	Options exercisable	No. of Shares in respect of which options were granted	No. of Shares in respect of which options were granted as percentage of existing issued Shares
Tom Ko Yuen Lau	1.94	28 December 2004 to 26 August 2012	6,500,000	0.475%
	2.20	28 December 2004 to 26 August 2012	6,500,000	0.475%
Chan Fut Yan	1.94	28 December 2004 to 26 August 2012	6,500,000	0.475%
	2.20	28 December 2004 to 26 August 2012	6,500,000	0.475%
Chau Mei Wah, Rosanna	1.94	28 December 2004 to 26 August 2012	6,500,000	0.475%
	2.20	28 December 2004 to 26 August 2012	6,500,000	0.475%
Chow Ming Kuen, Joseph	1.94	28 December 2004 to 26 August 2012	650,000	0.048%
	2.20	28 December 2004 to 26 August 2012	650,000	0.048%
Kwok Shiu Keung, Ernest	1.94	28 December 2004 to 26 August 2012	650,000	0.048%
	2.20	28 December 2004 to 26 August 2012	650,000	0.048%
Chan Shu Kin	1.94	28 December 2004 to 26 August 2012	650,000	0.048%
	2.20	28 December 2004 to 26 August 2012	650,000	0.048%
Cheung Ting Kau, Vincent	1.94	28 December 2004 to 26 August 2012	650,000	0.048%
	2.20	28 December 2004 to 26 August 2012	650,000	0.048%

The proposed new subscription prices are HK$1.24 for options with a current subscription price of HK$1.94 per Share and HK$1.50 per Share for options with a current subscription price of HK$2.20 per Share. The closing price of the Shares reported in the daily quotation sheet of the Stock Exchange on 29 December 2005 (the last trading day prior to the issue of the Announcement) was HK$1.48 per Share and the closing price on the Latest Practicable Date was HK$1.60. The Directors believe that one reason why the current market price is significantly below the subscription price for the options is that the Company declared and paid a special dividend of HK$0.70 per Share in July 2005. The Reduction was calculated not by reference to a particular formula widely used in respect of options generally but by deducting from the existing subscription prices under the relevant options the cash value of this special dividend enjoyed by the Shareholders. The dividend which was not afforded to the existing option holders as the Existing Share Option Scheme does not provide for any adjustment to the option subscription price following the payment of a cash dividend which is not a capital distribution by nature. The Directors believe the Reduction is reasonable as a way of encouraging the option holders to continue their efforts for the PYI Group and to exercise their options, and taking into account the aforesaid circumstances, it is fair and reasonable and in the interests of the Company and the Shareholders as a whole.

GENERAL

The Reduction will constitute connected transactions between the relevant Directors and the Company under Chapter 14A of the Listing Rules requiring Independent Shareholders' approval. Further, as the Reduction is to the advantage of the option holders, Shareholders' approval is required under the rules of the Existing Share Option Scheme. The Board is proposing the Reduction to Independent Shareholders for approval at the SGM.

Special General Meeting

The SGM has been convened for the purpose of considering and, if thought fit, approving the Reduction. Shareholders who have an interest in the Reduction will abstain from voting on the resolution put to them.

An announcement will be made by the Company on the business day immediately following the conclusion of the SGM to inform the Shareholders and the public of the results of the SGM. Set out on pages 32 to 33 is a notice convening the SGM to be held at Chater II, Level B1, The Ritz-Carlton, Hong Kong, No. 3 Connaught Road Central, Hong Kong on Tuesday, 14 February 2006 at 11:00 a.m. A proxy form is also enclosed. Whether or not you intend to attend and vote at the SGM, please complete and return the enclosed proxy form in accordance with the instructions printed thereon to the Company's principal place of business in Hong Kong at 31st Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding of the SGM. Completion and return of the proxy form will not preclude you from attending and voting in person at the SGM or any adjourned meeting should you so wish.

PROCEDURES FOR DEMANDING A POLL

Under bye-law 66 of the bye-laws of the Company, a resolution put to the vote of a general meeting shall be decided by poll if a poll is demanded:

(i) by the chairman of the meeting; or;

(ii) by at least three Shareholders present or, in the case of a Shareholder being a corporation, by its duly authorized representative or by proxy for the time being entitled to vote at the meeting; or

(iii) by a Shareholder or Shareholders present in person or, in the case of a Shareholder being a corporation, by its duly authorized representative or by proxy and representing not less than one-tenth of the total voting rights of all Shareholders having the right to vote at the meeting; or

(iv) by a Shareholder or Shareholders present in person or, in the case of a Shareholder being a corporation, by its duly authorized representative or by proxy and holding Shares conferring a right to vote at the meeting being Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the Shares conferring that right; or

(v) if required by the rules of the Designated Stock Exchange by any Director or Directors who, individually or collectively, hold proxies in respect of Shares representing five per cent. (5%) or more of the total voting rights at such meeting, and if on a show of hand a meeting votes in the opposite manner to that instructed in those proxies, provided that if it is approved from the total proxies held that a vote taken on a poll shall not reverse the vote taken on a show of hands, then the Director or Directors shall not be required to demand a poll. A demand for poll must be made before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll.

RECOMMENDATION

The Board is of the opinion that the terms of the Reduction is fair and reasonable and in the interests of the Company and the Shareholders as a whole. Accordingly, the Board recommends the Independent Shareholders to vote in favour of the ordinary resolution to be proposed at the SGM to approve the Reduction.

ADDITIONAL INFORMATION

Your attention is also drawn to the letter from the IFA additional information contained in the appendix to this circular.

Yours faithfully
For and on behalf of the Board
PYI Corporation Limited
Dr Chow Ming Kuen, Joseph OBE, JP
Chairman

The following is the text of a letter of advice from KPMG Corporate Finance Limited to the Independent Shareholders in respect of the proposal to adjust subscription prices in respect of certain share options outstanding under the Existing Share Option Scheme, and is prepared for inclusion in this circular.


KPMG

KPMG Corporate Finance Limited

27th Floor
Alexandra House
16-20 Chater Road
Central
Hong Kong

27 January 2006

The Independent Shareholders
c/o PYI Corporation Limited
31/F Paul Y. Centre
51 Hung To Road
Kwun Tong
Kowloon
Hong Kong

Dear Sirs,

PROPOSAL TO ADJUST SUBSCRIPTION PRICES IN RESPECT OF CERTAIN SHARE OPTIONS OUTSTANDING UNDER EXISTING SHARE OPTION SCHEME

I. INTRODUCTION

We refer to our role as the independent financial adviser to the Independent Shareholders considering the Board's proposal to adjust subscription prices in respect of certain share options outstanding under the Existing Share Option Scheme (the "Proposal"). Details relating to the Proposal are contained in the Company's circular dated 27 January 2006 (the "Circular"). Capitalised terms used in this letter shall have the same meanings as defined in the Definitions of the Circular.

The Company has outstanding share options representing a total number of 44,200,000 Shares granted under the Existing Share Option Scheme to Directors and former Directors. The Board proposes to reduce the subscription price per Share for half of those share options from HK$1.94 to HK$1.24 and for the remaining half from HK$2.20 to HK$1.50.

As at the date of this letter, the Board comprises five Directors, namely Dr. Chow Ming Kuen, Joseph OBE, JP, Independent Non-Executive Chairman; Mr. Tom Ko Yuen Lau, Deputy Chairman and Managing Director; Dr. Chan Kwok Keung, Charles, Non-Executive Director; Mr. Kwok Shiu Keung, Ernest, Independent Non-Executive Director; and Mr. Chan Shu Kin, Independent Non-Executive Director. Each of the Independent Non-Executive Directors has outstanding share options subject to the Proposal. Given their material interests in the Proposal, none of the Independent Non-Executive Directors is eligible to form an independent board committee for the Proposal. In accordance with provisions in the Listing Rules, we are giving recommendations in this letter to the Independent Shareholders in respect of the Proposal only.

In our capacity as the independent financial adviser to the Independent Shareholders, our role is to opine as to whether the Proposal is fair and reasonable and in the interests of the Company and the Shareholders as a whole and to advise on whether the Independent Shareholders should vote in favour of the Proposal.

In formulating our opinion and advice, we have relied on the information and facts supplied, and opinions expressed, by the Directors and their advisers, which we have assumed to be true, accurate and complete. We have also sought and received confirmation from the Directors that no material factors have been omitted from the information supplied and opinions expressed to us. We consider that the information we have received is sufficient for us to formulate the opinion and advice as set out in this letter and we have taken reasonable steps in compliance with Rule 13.80 of the Listing Rules to justify our reliance on such information as we have no reason to doubt the truth and accuracy of the information provided to us or to believe any material information has been omitted or withheld. We have not, however, conducted an independent investigation into the business, operations or financial condition of the Group. We have also assumed that all facts and representations contained or referred to in the Circular were true at the time they were made and will continue to be true up to and including the date of the SGM.

II. THE PROPOSAL

On 29 December 2005 the Company announced the Proposal. The Company has outstanding share options representing a total number of 44,200,000 Shares granted under the Existing Share Option Scheme to Directors and former Directors. The Company proposes to reduce the subscription price per Share for half of those share options from HK$1.94 to HK$1.24 and for the remaining half from HK$2.20 to HK$1.50. The closing price of the Shares reported in the daily quotation list of the Stock Exchange on 29 December 2005 (the last trading day prior to the issue of the Company's announcement) was HK$1.48 per Share. The Directors believe that one reason why the current market price is significantly below the subscription prices for the options is that the Company paid a special cash dividend of HK$0.70 per Share in July 2005.

We understand from the Directors that the proposed reduction was calculated not by reference to a particular formula widely used in respect of options generally but by deducting from the existing subscription prices under the relevant options the cash value of that special cash dividend enjoyed by the Shareholders. The Directors believe the proposed reduction is reasonable as a way of encouraging the option holders to continue their contributions to the Group, and taking into account the preceding circumstances, it is fair and reasonable for the Company and the Shareholders as a whole.

III. FACTS

Special cash dividend of HK$0.70 per Share

The Company paid a special cash dividend of HK$0.70 per Share on 29 July 2005 in relation to its divestment of Downer EDI Limited ("Downer"). According to the Company's circular dated 24 January 2005, Downer's shares are listed on the Australian Stock Exchange and the New Zealand Stock Exchange. Its principal activities include the provision of comprehensive engineering and infrastructure management services to the public and private power, rail, road, telecommunications, mining and minerals processing sectors in Australia, New Zealand, Asia and the Pacific.

In November 2004, a company controlled by certain executives of Downer purchased from the Group 5.5 million shares in Downer at A$2.2 each pursuant to the incentive option agreement entered into with the Company in April 2003 and the subsequent settlement agreement dated 29 November 2004. In December 2004, the Group disposed of its entire remaining interest in Downer of 56.2 million shares at a price of A$4.55 each to independent third parties.

In the Company's announcement dated 17 June 2005, the Board announced that it had resolved to declare a special cash dividend of HK$0.70 per Share in the capital of the Company to the Shareholders whose names appeared on the register of members of the Company on 8 July 2005. The special cash dividend was to be paid out of the proceeds arising from the disposal of the Company's entire interest in Downer.

The register of members of the Company would be closed during 6 July 2005 to 8 July 2005, both dates inclusive. In order to qualify for the special cash dividend all transfer of Shares needed to be presented for registration not later than 4 pm on 5 July 2005. The ex-dividend date of the special cash dividend was 4 July 2005.

The Existing Share Option Scheme

On 27 August 2002, the Company adopted the Existing Share Option Scheme for the purpose of providing incentive or reward to any Eligible Person. The Existing Share Option Scheme will remain in force for a period of ten years from that date.

Under the Existing Share Option Scheme, the Directors may at their discretion grant options to any Eligible Person to subscribe for Shares in the Company. No consideration is required from the Eligible Person upon the acceptance of the options granted. The Directors may at their discretion determine the specific subscription period which should expire in any event no later than ten years from date of adoption of the Existing Share Option Scheme. The subscription price is determined by the Directors and will be at least the higher of: (i) the subscription price as is permissible under the Listing Rules from time to time; and (ii) the nominal value of the Shares.

Outstanding share options

On 28 December 2004, the Board resolved to grant share options representing a total of 44,200,000 Shares to certain Eligible Persons. The closing Share price was HK$1.94 per Share on 28 December 2004.

Details of the share options granted under the Existing Share Option Scheme are as follows:

Name of category of participant	Date of grant	Exercise price *HK$*	Shares that may fall to be issued in relation to options granted	Exercised	Cancelled	Exercisable period	Outstanding as at the Latest Practicable Date	Percentage in the issued shares upon exercise of options granted (based on issued share capital of 1,367,540,720 as at 25 Jan. 06)
Director								
Chow Ming Kuen,	28/12/2004	1.94	650,000	-	-	28/12/04-26/08/12	650,000	0.0475%
Joseph	28/12/2004	2.20	650,000	-	-	28/12/04-26/08/12	650,000	0.0475%
Total			1,300,000				1,300,000	0.0951%
Chan Shu Kin	28/12/2004	1.94	650,000	-	-	28/12/04-26/08/12	650,000	0.0475%
	28/12/2004	2.20	650,000	-	-	28/12/04-26/08/12	650,000	0.0475%
Total			1,300,000				1,300,000	0.0951%
Kwok Shiu Keung,	28/12/2004	1.94	650,000	-	-	28/12/04-26/08/12	650,000	0.0475%
Ernest	28/12/2004	2.20	650,000	-	-	28/12/04-26/08/12	650,000	0.0475%
Total			1,300,000				1,300,000	0.0951%
Tom Ko Yuen Lau	28/12/2004	1.94	6,500,000	-	-	28/12/04-26/08/12	6,500,000	0.4753%
	28/12/2004	2.20	6,500,000	-	-	28/12/04-26/08/12	6,500,000	0.4753%
Total			13,000,000				13,000,000	0.9506%
Former Director								
Chan Fut Yan	28/12/2004	1.94	6,500,000	-	-	28/12/04-26/08/12	6,500,000	0.4753%
	28/12/2004	2.20	6,500,000	-	-	28/12/04-26/08/12	6,500,000	0.4753%
Total			13,000,000				13,000,000	0.9506%
Chau Mei Wah,	28/12/2004	1.94	6,500,000	-	-	28/12/04-26/08/12	6,500,000	0.4753%
Rosanna	28/12/2004	2.20	6,500,000	-	-	28/12/04-26/08/12	6,500,000	0.4753%
Total			13,000,000				13,000,000	0.9506%
Cheung Ting Kau,	28/12/2004	1.94	650,000	-	-	28/12/04-26/08/12	650,000	0.0475%
Vincent	28/12/2004	2.20	650,000	-	-	28/12/04-26/08/12	650,000	0.0475%
Total			1,300,000				1,300,000	0.0951%
Grand Total							44,200,000	3.2321%

According to the Directors, it was decided to grant half the share options at a subscription price of HK$1.94 per Share, calculated in accordance with Chapter 17 of the Listing Rules, whilst the remaining share options were granted at a subscription price of HK$2.20 per Share, a commercial decision by the Board to provide incentivisation to the Directors and former Directors to increase the value of the Company and hence the price of the Shares.

Historical share price information

The special cash dividend was payable on 29 July 2005 and its amount was first announced on 20 June 2005. The ex-dividend date of the special cash dividend was 4 July 2005. The Share price increased by HK$0.15, representing approximately 7% from HK$2.225 as at 17 June 2005, the business day immediately preceding announcement of the amount of the special cash dividend, to HK$2.375 as at 20 June 2005, the business day immediately after the publication of that announcement. The Share price later decreased by approximately 34% from HK$2.225 as at 30 June 2005, the business day immediately preceding the ex-dividend date, to HK$1.47 as at 4 July 2005. The Shares closed at HK$1.48 per Share on 29 December 2005, the date the Proposal was announced. It represents a decrease of HK$0.745 or 33% as compared to HK$2.225 per Share as at 17 June 2005.

IV. FACTORS TAKEN INTO CONSIDERATION

Share price movements

The Directors believe that the fluctuations in the price of the Shares around dates of announcement and payment of the special cash dividend were due to the payment of the special cash dividend in July 2005. We consider it appropriate to analyse that attribution by comparing the Company's Share price movements with that of other comparable local listed issuers, other local listed issuers which have paid special cash dividends, and of the Hang Seng Index.

In order to identify comparable local listed issuers, companies (collectively, the "Peers") were searched for based on the following conditions:

The Peer

i) is listed in Hong Kong;

ii) has similar/comparable principal business operations to that of the Company which include construction services, civil engineering services, trading of construction materials, and engineering and infrastructure services; and

iii) is comparable in market capitalisation to the Company.

The Company is in the process of transforming itself from an engineering service provider to a port investor and developer through investments in the Yangkou and Nantong ports. For the year ended 31 March 2005, the Group's operations were organised into operating divisions including construction and engineering, property investments, infrastructure and treasury investments. Accordingly the following Peers were identified in Table A below:

Table A

Stock Code	Company name	Market Capitalisation as at 29 Dec. 2005 *(HK$ mn)*
983 HK	Shui On Construction and Materials Ltd.	3,781
190 HK	Hong Kong Construction (Holdings) Ltd.	1,467
610 HK	Wai Kee Holdings Ltd.	1,158
711 HK	Chun Wo Holdings Ltd.	491
404 HK	Hsin Chong Construction Group Ltd.	326
15 HK	Vantage International Holdings Ltd.	188
498 HK	**PYI Corporation Ltd.**	**2,024**

Source: Bloomberg

Graph A below illustrates trends of the share price of the Company and that of the Peers during 3 January 2005 to 29 December 2005 based on their actual share price. During this period none of the Peers paid any special cash dividends or carried out any corporate actions which resulted in capital change to the company (including rights, scrip dividend, bonus shares issue, share split, share consolidation and spin offs). The impact of the Company's special cash dividend on its Share price was therefore highlighted in Graph A.

Graph A: Share price of the Company and that of the Peers during 3 Jan. 2005 to 29 Dec. 2005


Share Price (HK$)
498 HK
711 HK
610 HK
15 HK
404 HK
190 HK
983 HK
03-Jan-05
17-Jan-05
31-Jan-05
14-Feb-05
28-Feb-05
14-Mar-05
28-Mar-05
11-Apr-05
25-Apr-05
09-May-05
23-May-05
06-Jun-05
20-Jun-05
04-Jul-05
18-Jul-05
01-Aug-05
15-Aug-05
29-Aug-05
12-Sep-05
26-Sep-05
10-Oct-05
24-Oct-05
07-Nov-05
21-Nov-05
05-Dec-05
19-Dec-05
29-Dec-05

The special cash dividend was payable on 29 July 2005 and its amount was first announced on 20 June 2005. The ex-dividend date of the special cash dividend was 4 July 2005. For studying the effects on the Share price both 20 June 2005 and 4 July 2005 were considered the critical dates (collectively, the "Critical Dates"). The Share price increased HK$0.15 representing approximately 7% from HK$2.225 as at 17 June 2005, the business day immediately preceding announcement of the amount of the special cash dividend, to HK$2.375 as at 20 June 2005, the business day immediately after the publication of that announcement. The Share price later decreased by approximately 34% from HK$2.225 as at 30 June 2005, the business day immediately preceding the ex-dividend date, to HK$1.47 as at 4 July 2005.

Near or around each of the Critical Dates, the trends of the share prices of the six Peers did not show similar movements, as illustrated by the relatively flat lines in Graph A.

Certain local listed issuers which declared and paid special cash dividends during 2005 were identified. These are listed in Table B below:

Table B

Stock code	Company name	Share price cum-special cash dividend *HK$*	Special cash dividend per share *HK$*	Ex-dividend date	Share price on ex-dividend date *HK$*	Actual decline in share price *HK$*	Actual decline in share price as % of special cash dividend
518HK	Tungtex (Holdings) Co., Ltd.	3.550	0.330	8 Mar. 2005	3.250	0.300	91%
248HK	HKC International Holdings Ltd.	0.315	0.040	25 Apr. 2005	0.270	0.045	113%
438HK	Irico Group Electronics Co., Ltd.	0.650	*0.028	19 May 2005	0.630	0.020	71%
626HK	JCG Holdings Ltd.	7.950	0.290	15 Sep. 2005	7.550	0.400	138%
						Average:	103%
498HK	**PYI Corporation Ltd.**	**2.225**	**0.700**		**1.470**	**0.755**	**108%**

Source: Bloomberg

* *Special cash dividend of RMB0.03 per share. Exchange rate as at 19 May 2005 was 1 CNY = 0.9416 HKD*

The movement in share prices as a result of the payment of the special cash dividends is also highlighted in Graph B:

Graph B: Actual Share prices of the Company and actual share prices of other special cash dividend paying issuers during 3 Jan. 2005 to 29 Dec. 2005


Share Price (HK$)
Share Price (HK$)
15 Sep 05
4 Jul 05
8 Mar 05
19 May 05
25 Apr 05
498 HK
438 HK
248 HK
626 HK
518 HK
03-Jan-05
17-Jan-05
31-Jan-05
14-Feb-05
28-Feb-05
14-Mar-05
28-Mar-05
11-Apr-05
25-Apr-05
09-May-05
23-May-05
06-Jun-05
20-Jun-05
04-Jul-05
18-Jul-05
01-Aug-05
15-Aug-05
29-Aug-05
12-Sep-05
26-Sep-05
10-Oct-05
24-Oct-05
07-Nov-05
21-Nov-05
05-Dec-05
19-Dec-05
29-Dec-05

In all the cases identified, the payment of a special cash dividend has resulted in the share price of the listed issuer decreasing. In the cases of the two highest special cash dividends paid per share, the reduction amounted to 91% and 138% of the special cash dividend declared. In the third highest, the price decline amounted to 113% of the special cash dividend declared. On average, the decline amounted to 103% of the special cash dividend declared, or just over the amount of the special cash dividend paid.

In Graph C below, the Company's actual Share price was compared with the Hang Seng Index.

Graph C: Actual Share price of the Company and Hang Seng Index during 3 Jan. 2005 to 29 Dec. 2005


Share Price (HK$)
Hang Seng Index
498 HK
Hang Seng Index
3
2.5
2
1.5
1
0.5
0
16000
15500
15000
14500
14000
13500
13000
12500
12000
03-Jan-05
17-Jan-05
31-Jan-05
14-Feb-05
28-Feb-05
14-Mar-05
28-Mar-05
11-Apr-05
25-Apr-05
09-May-05
23-May-05
06-Jun-05
20-Jun-05
04-Jul-05
18-Jul-05
01-Aug-05
15-Aug-05
29-Aug-05
12-Sep-05
26-Sep-05
10-Oct-05
24-Oct-05
07-Nov-05
21-Nov-05
05-Dec-05
19-Dec-05
29-Dec-05

The Hang Seng Index is generally considered a barometer of the Hong Kong stock market. It currently comprises 33 constituent stocks which are representative of the market. The aggregate market capitalisation of these stocks accounts for about 70% of the total market capitalisation of all eligible stocks listed on the Main Board of the Stock Exchange. Movements of the Hang Seng Index were reviewed during the seven months up to 29 July 2005, and more particularly around the Critical Dates. We considered that this review would generally provide a picture of the overall market sentiment in Hong Kong. The Hang Seng Index was relatively stable across both the seven month period, and more specifically around the Critical Dates. The Hang Seng Index stood at 13,945 as at 17 June 2005 and 13,979 as at 20 June 2005. It stood at 14,177 as at 30 June 2005 and 14,124 as at 4 July 2005. The trend of the Company's Share price as compared to the Hang Seng Index is summarised in the following table:

Average during (monthly)	**Hang Seng Index**	**Share price of the Company** *(HK$)*
3 to 31 Jan. 2005	13,613	2.280
1 to 28 Feb. 2005	13,942	2.474
1 to 31 Mar. 2005	13,746	2.495
1 to 29 Apr. 2005	13,681	2.564
3 to 31 May 2005	13,824	2.091
1 to 30 Jun. 2005	14,009	2.115
4 to 29 Jul. 2005	14,503	1.223

Graphs A and C highlight a generally stable share price trend of the Peers and the Hang Seng Index around the Critical Dates. This compares with an overall decreasing trend for the Share price of the Company, as illustrated in the graphs above. The average Share price of the Company was HK$2.280 per Share in January 2005, HK$2.115 per Share in June 2005, and HK$1.223 per Share in July 2005. The Hang Seng Index during the comparable periods demonstrated the opposite behaviour, increasing from an average of 13,613 for January 2005, to an average of 14,009 for June 2005, and further to an average of 14,503 for July 2005.

Graph B highlights that in all cases where a special cash dividend was paid, the share prices of the relevant listed issuer decreased. The average decline amounted to 103%, or just over the amount of the special cash dividend paid.

The Directors attributed the decrease in the Share price from HK$2.225 per Share on 30 June 2005 to HK$1.47 per Share on 4 July 2005 to the payment of the special cash dividend of HK$0.70 per Share in July 2005. Based on the share price analysis set out above, and our discussion with the Directors, we do not find any reason to disagree with the Directors' basis.

Reduction

The Proposal seeks to reduce the subscription price of each existing granted share option by HK$0.70 per Share. We understand from the Directors the reduction amount was set to equally match the special cash dividend by HK$0.70 per Share paid to Shareholders on 29 July 2005.

In theory, we can determine option value objectively using complicated formulae or procedures. We are not aware of any commonly used procedures for pricing adjustments of subscription price of share options applicable in the current situation. Reference was made to (1) the Hong Kong Exchanges and Clearing Limited's circular ("HKEx's Circular") dated 2 March 2004 as regards adjustment of the subscription price and the contract size of outstanding share options granted under its share option schemes; and (2) the procedures stipulated in Chapter 14 of the Operational Clearing Procedures for Options Trading Exchange Participants available at the website of the Hong Kong Exchanges and Clearing Limited (www.hkex.com.hk) which provide for adjustments to the terms of options contracts. The subscription price and the contract size of the options are subject to adjustments according to the following formulae:

Adjusted Subscription Price

$$ASP = OSP \times \frac{S\text{-}OD\text{-}CD}{S\text{-}OD}$$

Adjusted Contract Size

$$ACS = \frac{OSP \times \text{Old Contract Size}}{ASP}$$

where:

ACS	=	the contract size of the option (being the number of shares which are the subject matter of the option (insofar as it is unexercised)) adjusted in accordance with the resolution
ASP	=	the subscription price of the option adjusted in accordance with the resolution
OSP	=	the original subscription price of the option prior to adjustment
CD	=	the per share amount of the special cash dividend approved by shareholders at the AGM
OD	=	the per share amount of any ordinary cash dividend approved by shareholders at the AGM
S	=	the closing price of shares on the Stock Exchange on the last trading day on which the shares are traded cum the special cash dividend

It is set out in the Letter from the Board of Directors in HKEx's Circular that the purpose of such adjustments is to maintain as far as possible the value of the option contract unchanged before and after the ex-entitlement day or the corporate action effective day. For the sake of fairness to employees of HKEx and its subsidiaries, HKEx's Board of Directors considers that an adjustment should be made to the terms of the options granted under the relevant share option schemes in line with the adjustment provisions set out in Chapter 14 of the Operational Clearing Procedures for Options Trading Exchange Participants. We believe that it is appropriate and have considered these formulae as part of our review of the Proposal as set out below.

Based on the results computed by the Company, application of the adjusted subscription price formula would result in theoretical adjustments of subscription price per Share from HK$2.20 to HK$1.51 and from HK$1.94 to HK$1.33. These theoretical pricing results compare to a reduction of HK$0.70 under the Proposal to a subscription per Share of HK$1.50 and HK$1.24 respectively.

The application of the adjusted contract size formula would increase the current outstanding share options, representing a total number of 44,200,000 Shares, by 20,234,765 Shares or 46% to approximately 64,434,765 Shares. Under the Proposal, the number of outstanding share option remains unchanged.

Compared to the adjustments computed subject to the relevant provisions set out in Chapter 14 of the Operational Clearing Procedures for Options Trading Exchange Participants, the Proposal therefore results in a slightly more favourable proposed subscription price to the option holders for 50% of their entitlement, of HK$1.24 per Share as compared to HK$1.33 per Share. However, existing shareholders of the Company benefit from the fact that the total number of Shares exercisable under the Proposal remains unchanged, rather than increasing by 46%, the impact of which would be seen through a dilution in ratios such as earnings per share and dividends per share, assuming these share options are fully exercised.

After considering the proposed adjustments as a whole, the fact that the proposed reduction of HK$0.70 compares to a decrease of HK$0.755 per Share on the business day immediately preceding the ex-dividend date and HK$0.745 per Share on 29 December 2005, the date the Proposal was announced, as well as the other factors we have considered as set out in this letter, we do not find any reason to object to the reduction amount being proposed by the Directors.

Possible alternatives and effects on the Company and the relevant option holders

Following the Directors' attribution above and given that the purpose of granting share options was to provide incentives to Eligible Persons, the following alternatives were also considered.

Granting new share options and cancelling existing outstanding share options

The Board could have granted the relevant option holders new share options to provide the same level of reward as they would have been entitled to under the existing outstanding share options and cancel the existing outstanding share options on a back-to-back basis.

The Proposal is, nonetheless, subject to a no less stringent set of regulatory requirements under the Listing Rules and therefore also provides a no lower level of transparency.

We further note that the proposed subscription prices per Share after reduction will be HK$1.24 for half the outstanding share options and HK$1.50 for the other half, or an average of HK$1.37. Applying Chapter 17 of the Listing Rules would result in the lowest subscription price for any new granting of share options, assuming the date of grant was 29 December 2005, to be around HK$1.41 per Share. The difference, applying the existing average subscription price of HK$1.37 per Share, amounts to HK$0.04.

However, the existing share options were granted in December 2004 based on the circumstances prevailing at that time. The granting of new share options via the back-to-back route based on the Company's current Share price entails a new set of circumstances and ignores the supposedly related incentivisation at the time these share options were granted.

In addition, the current maximum 1% threshold on granting of share options to any one individual over a 12-month period would not provide the Board with the incentivisation tool via granting of further share options during 2006 to a number of the current and former Directors who are already close to the 1% threshold, without the special approval of Shareholders.

Having regard to these points, we do not consider that this alternative would be any more beneficial to the Company and the Shareholders as a whole.

Cash bonuses

We understand from the Directors that cash bonuses are used appropriately in accordance with the Company's remuneration policy. For instance, it would be feasible to consider allocating cash bonuses to compensate those affected option holders. However, such payments would reduce the Company's cash reserves. Having regard to such effects, we do not consider that this alternative would be beneficial to the Company and the Shareholders as a whole.

V. RECOMMENDATION

We have considered the Company's Share price performance around the Critical Dates when the special cash dividend was announced and paid. Taking into account analyses of the share prices of the Peers, certain local listed issuers which have paid special cash dividends and the Hang Seng Index during relevant periods, and our discussion with the Directors, we do not find any reason to disagree with the Directors' basis, including the proposed value of reduction, of the Proposal. We have also considered alternatives to the Proposal and do not believe that they would result in terms materially more favourable to the Company and the Shareholders as a whole than the Proposal.

Based on our analysis above, we consider that the Proposal is on terms that are fair and reasonable and in the interests of the Company and the Shareholders as a whole and we recommend the Independent Shareholders to vote in favour of the ordinary resolution to be proposed at the SGM to approve the Proposal.

Yours faithfully
for and on behalf of
KPMG Corporate Finance Limited
Gavin H. Geminder
Director

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the PYI Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquires, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

INTERESTS AND SHORT POSITIONS OF DIRECTORS AND CHIEF EXECUTIVE

As at the Latest Practicable Date, the interests and short positions of the Directors and chief executive of the Company in the Shares, underlying Shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO), which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO) and the Model Code and which were required to be entered in the register kept by the Company pursuant to section 352 of the SFO, were as follows:

(A) The Company

(1) Interest in Shares

Name of Director/ chief executive	Capacity	Long position/ short position	Number of Shares held	Approximate percentage of the existing issued share capital of the Company
Chan Kwok Keung, Charles	Interest of controlled corporation *(Note)*	Long position	544,373,242	39.8%
Chan Kwok Keung, Charles	Beneficial owner	Long position	11,840,896	0.87%

Note: Dr. Chan Kwok Keung, Charles was deemed to be interested in 544,373,242 Shares by virtue of his shareholding in Chinaview International Limited ("Chinaview"). Galaxyway Investments Limited ("Galaxyway"), a wholly-owned subsidiary of Chinaview, owned approximately 33.47% of the issued ordinary share capital of ITC which in turn owned the entire issued share capital of ITC Investment Holdings Limited ("ITC Investment"). Hollyfield Group Limited ("Hollyfield"), a wholly-owned subsidiary of ITC Investment, owned these Shares.

(2) Options to subscribe for Shares

Name of Director/ chief executive	Date of grant	Exercisable period	Subscription price per Share *HK$*	Number of underlying Shares comprised in the options	Approximate percentage of the existing issued share capital of the Company
Chow Ming Kuen, Joseph	28.12.2004	28.12.2004 to 26.08.2012	1.94	650,000	0.048%
	28.12.2004	28.12.2004 to 26.08.2012	2.20	650,000	0.048%
Tom Ko Yuen Lau	28.12.2004	28.12.2004 to 26.08.2012	1.94	6,500,000	0.475%
	28.12.2004	28.12.2004 to 26.08.2012	2.20	6,500,000	0.475%
Kwok Shiu Keung, Ernest	28.12.2004	28.12.2004 to 26.08.2012	1.94	650,000	0.048%
	28.12.2004	28.12.2004 to 26.08.2012	2.20	650,000	0.048%
Chan Shu Kin	28.12.2004	28.12.2004 to 26.08.2012	1.94	650,000	0.048%
	28.12.2004	28.12.2004 to 26.08.2012	2.20	650,000	0.048%

(B) Associated corporations

(1) Paul Y. Engineering Group Limited ("Paul Y. Engineering")

Name of Director/ chief executive	Capacity	Long position/short position	Number of shares of Paul Y. Engineering held	Number of underlying shares (in respect of the unlisted equity derivatives) of Paul Y. Engineering held	Approximate percentage of the existing issued share capital of Paul Y. Engineering
Chan Kwok Keung, Charles	Interest of controlled corporation *(Note)*	Long position	375,826,317	–	64.83%
Chan Kwok Keung, Charles	Interest of controlled corporation *(Note)*	Long position	–	100,000,000	17.25%

Note: The shares of Paul Y. Engineering were held by Paul Y. Investments Limited, an indirect wholly owned subsidiary of the Company. The Company also directly held an interest in 100,000,000 underlying shares of Paul Y. Engineering by virtue of a loan facility, pursuant to which convertible note(s) will be issued by Paul Y. Engineering upon draw down of the facility in the principal amount of the facility drawn. Such convertible notes are convertible into shares of Paul Y. Engineering at an initial conversion price of HK$1.00 per share, up to a maximum aggregate principal amount of HK$100,000,000. By virtue of his deemed interests in approximately 33.47% of the issued ordinary share capital of ITC and hence in the Company, Dr. Chan Kwok Keung, Charles was deemed to be interested in these shares and underlying shares of Paul Y. Engineering.

(2) China Strategic Holdings Limited ("China Strategic")

Name of Director/ chief executive	Capacity	Long position/ short position	Number of shares of China Strategic held	Approximate percentage of the existing issued share capital of China Strategic
Chan Kwok Keung, Charles	Interest of controlled corporation *(Note)*	Long position	258,819,795	29.36%

Note: The shares of China Strategic were held by Calisan Development Limited, an indirect wholly owned subsidiary of the Company. By virtue of his deemed interests in approximately 33.47% of the issued ordinary share capital of ITC and hence in the Company, Dr. Chan Kwok Keung, Charles was deemed to be interested in these shares of China Strategic.

The Company entered into a conditional share sale agreement on 10 March 2005 for the disposal of 135,000,000 shares of China Strategic. The disposal was not yet completed as at the Latest Practicable Date.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors or chief executive of the Company had any interests or short positions in the Shares, underlying Shares or debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) as notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO or as recorded in the register kept by the Company pursuant to section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

INTERESTS AND SHORT POSITIONS OF SHAREHOLDERS

As at the Latest Practicable Date, according to the register of interest kept by the Company under Section 336 of the SFO and so far as was known to the Directors and the chief executive of the Company, the following are details of the persons (other than a Director or chief executive of the Company) who had an interest or short position in the Shares and underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who were, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital (including any option in respect of such capital) carrying rights to vote in all circumstances at general meeting of any other member of the PYI Group:

(A) The Company

(1) Substantial Shareholders

Name of Shareholder	Capacity	Long position/ short position	Number of *Shares held*	Approximate percentage of the existing issued share capital of the Company
Chan Kwok Keung, Charles	Interest of controlled corporation *(Note)*	Long position	544,373,242	39.8%
Chan Kwok Keung, Charles	Beneficial owner	Long position	11,840,896	0.87%
Ng Yuen Lan, Macy	Interest of spouse *(Note)*	Long position	556,214,138	40.67%
Chinaview	Interest of controlled corporation *(Note)*	Long position	544,373,242	39.8%
Galaxyway	Interest of controlled corporation *(Note)*	Long position	544,373,242	39.8%
ITC	Interest of controlled corporation *(Note)*	Long position	544,373,242	39.8%
ITC Investment	Interest of controlled corporation *(Note)*	Long position	544,373,242	39.8%
Hollyfield	Beneficial owner *(Note)*	Long position	544,373,242	39.8%

Note: Hollyfield, a wholly-owned subsidiary of ITC Investment (which was in turn a wholly-owned subsidiary of ITC), owned 544,373,242 Shares. Galaxyway, a wholly-owned subsidiary of Chinaview, owned 33.47% of the issued ordinary share capital of ITC. Dr. Chan Kwok Keung, Charles owned the entire issued share capital of Chinaview. Dr. Chan Kwok Keung, Charles, Chinaview, Galaxyway, ITC and ITC Investment were therefore all deemed to be interested in the said 544,373,242 Shares held by Hollyfield. Ms. Ng Yuen Lan, Macy, the spouse of Dr. Chan Kwok Keung, Charles, was deemed to be interested in the said 544,373,242 Shares held by Hollyfield and 11,840,896 Shares held directly by Dr. Chan Kwok Keung, Charles.

(2) Other Shareholders

Name of Shareholder	Capacity	Long position/ short position	Number of shares held	Approximate percentage of the existing issued share capital of the Company
Aeneas Capital Management LP	Investment manager	Long position	119,355,009	8.73%
Deutsche Bank Aktiengesellschaft	Beneficial owner	Long position	22,784,629	1.67%
Deutsche Bank Aktiengesellschaft	Security interest	Long position	127,299,151	9.31%
Gandhara Advisors Asia Ltd a/c Gandhara Master Fund Ltd	Investment manager	Long position	88,294,800	6.46%
Toggenburger Christian Emil	Beneficial owner	Long position	82,027,653	6.00%
OZ Management, L.L.C.	Investment manager	Long position	81,646,000	5.97%

(B) Other members of the Group

Name of subsidiary	Name of shareholder	Approximate percentage of the existing issued share capital/ registered capital
Associate Marble Maintenance And Service Company Limited	Lam Shing Wing	40.0%
D & C Engineering (H.K.) Limited	Artery Construction Management Limited	45.0%
Jiangsu Wanhua Real Estate Development Co., Ltd.	如東縣東泰社會發展投資有限責任公司	40.0%
Jiangsu YangKou Port Development and Investment Co., Ltd.	如東縣東泰社會發展投資有限責任公司	40.0%
Jiangsu Yangtong Investment and Development Co., Ltd.	如東縣東泰社會發展投資有限責任公司	40.0%
Paul Y. – CCECC Joint Venture	China Civil Engineering Construction Corporation	40.0%
Paul Y. – CREC Engineering Co., Limited	China Railway Engineering Corporation	30.0%
Paul Y. – CREC Joint Venture	China Railway Engineering Corporation	30.0%
Paul Y. – CREC(HK) Joint Venture	China Railway Engineering Corporation	40.0%
Skynet Limited	Icon Master Enterprises Limited	18.1%

Save as disclosed above, the Directors and the chief executive of the Company are not aware that there is any party who, as at the Latest Practicable Date, had an interest or short positions in the Shares and underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who was, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the PYI Group or had any options in respect of such Shares.

SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had entered into any service contract with any member of the Group which is not determinable by the PYI Group within one year without payment of compensation, other than statutory compensation.

DIRECTOR'S INTEREST IN CONTRACTS

None of the Directors was materially interested in any contract or arrangement entered into by any member of the PYI Group since 31 March 2005, being the date to which the latest audited consolidated financial statements of the Company were made up, or subsisting as at the Latest Practicable Date, and which was significant in relation to the business of the PYI Group as a whole.

DIRECTOR'S INTEREST IN ASSETS

None of the Directors has since 31 March 2005, being the date to which the latest audited consolidated financial statements of the Company were made up, any direct or indirect interest in any assets which have been acquired or disposed of by or leased to any member of the PYI Group, or are proposed to be acquired or disposed of by or leased to any member of the PYI Group.

DIRECTORS' INTERESTS IN COMPETING BUSINESS

As at the Latest Practicable Date, none of the Directors or their respective associates were interested in any business, apart from the PYI Group's businesses, which competes or is likely to compete, either directly or indirectly, with the businesses of the PYI Group.

MATERIAL CHANGE

There has been no material adverse change in the financial or trading position of the PYI Group since 31 March 2005, being the date to which the latest audited consolidated financial statements of the Company were made up.

LITIGATION

The Group succeeded in its claim against an ex-shareholder of the Company under a guarantee to recover losses incurred by an associated company of the Company amounting to approximately HK$123,711,000. The PYI Group was given judgment against the ex-shareholder on 18 July 2005 for these losses, together with interest and costs incurred, in the total sum of approximately HK$210 million. The ex-shareholder has made full payment, but has also lodged an appeal against the judgment. The appeal will be heard in October 2006.

Save as disclosed above, no member of the PYI Group was engaged in any litigation or arbitration of material importance as at the Latest Practicable Date and there was no litigation or claim of material importance known to the Directors to be pending or threatened by or against any member of the PYI Group.

QUALIFICATION AND CONSENT OF EXPERT

The following are the qualification of the professional advisers who have given opinions or advice contained in this circular:

Name	Qualification
KPMG Corporate Finance Limited	A licensed corporation under the SFO to carry out Type 6 regulated activity (advising on corporate finance)

The IFA has given and has not withdrawn its written consents to the issue of this circular with the inclusion of its letter, and references to its name in the form and context in which they appear.

As at the Latest Practicable Date, the IFA does not have any shareholding interest in any member of the PYI Group or any right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in any member of the PYI Group.

The IFA does not have, since 31 March 2005, being the date to which the latest audited consolidated financial statements of the Company were made up, any direct or indirect interest in any assets acquired or disposed of by or leased to or proposed to be acquired or disposed of by or leased to any member of the PYI Group.

MISCELLANEOUS

(i) The qualified accountant of the Company is Mr. Wong Yiu Hung, CPA, FCCA.

(ii) The secretary of the Company is Ms. Wong Lai Kin, Elsa, LL.B., LL.M., MCF, a solicitor qualified in Hong Kong and England and Wales.

(iii) The registered office of the Company is at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda and the principal place of business of the Company in Hong Kong is at 31st Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong.

(iv) The principal share registrars and transfer office of the Company is Butterfield Fund Services (Bermuda) Limited of Rosebank Centre, 11 Bermudiana Road, Pembroke, Bermuda and the branch share registrars and transfer office of the Company in Hong Kong is Secretaries Limited at 26/F, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong.

(v) The English text of this circular shall prevail over the Chinese text for the purpose of interpretation.

DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection during normal business hours at the head office and principal place of business of the Company in Hong Kong at 31st Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong up to and including the date of SGM and at the SGM:

(i) the memorandum of association and bye-laws of the Company;

(ii) the written consent of the IFA, referred to in paragraph headed "Qualification and consent of expert" of this Appendix;

(iii) the audited consolidated financial statements of the PYI Group for the two years ended 31 March 2005 and 2004;

(iv) the interim report of the Company for the six months ended 30 September 2005; and

(v) the following circulars issued by the Company pursuant to the requirements set out under Chapter 14 of the Listing Rules since 31 March 2005, being the date to which the latest published audited consolidated financial statements of the Group were made up:

- the circular dated 22 August 2005 containing, inter alia, certain information regarding, amongst other things, a discloseable transaction arising from the PYI Group's investment in Nantong Port Group; and

- the circular dated 23 December 2005 containing, inter alia, certain information regarding, amongst other things, a major transaction arising from the PYI Group's disposal of Paul Y. Centre.



PYI Corporation Limited

(Incorporated in Bermuda with limited liability)
(Stock code: 498)

NOTICE IS HEREBY GIVEN that a special general meeting of PYI Corporation Limited will be held at Chater II, Level B1, The Ritz-Carlton, Hong Kong, No. 3 Connaught Road Central, Hong Kong on Tuesday, 14 February 2006 at 11:00 a.m. for the purpose of considering and, if thought fit, passing the following resolution (with or without modifications) as an ordinary resolution of the Company:

"**That** the subscription prices payable under the options set opposite the names of the persons below and granted under the share option scheme of the Company adopted by resolution of the shareholders of the Company on 27 August 2002 be reduced from the prices stated in the second column below to the prices stated in the third column below:–

Name of director	Subscription price *HK$*	New subscription price *HK$*	No. of shares in respect of which options were granted
Tom Ko Yuen Lau	1.94	1.24	6,500,000
	2.20	1.50	6,500,000
Chan Fut Yan	1.94	1.24	6,500,000
	2.20	1.50	6,500,000
Chau Mei Wah, Rosanna	1.94	1.24	6,500,000
	2.20	1.50	6,500,000
Chow Ming Kuen, Joseph	1.94	1.24	650,000
	2.20	1.50	650,000
Kwok Shiu Keung, Ernest	1.94	1.24	650,000
	2.20	1.50	650,000
Chan Shu Kin	1.94	1.24	650,000
	2.20	1.50	650,000
Cheung Ting Kau, Vincent	1.94	1.24	650,000
	2.20	1.50	650,000

and the board of directors of the Company be and is hereby authorised to do such act and execute such documents as it sees fit to effect the reduction."

By Order of the Board
Wong Lai Kin, Elsa
Company Secretary

Hong Kong, 27 January 2006

Principal place of business in Hong Kong:
31st Floor, Paul Y. Centre
51 Hung To Road
Kwun Tong, Kowloon
Hong Kong

Registered office:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Notes:

1. A member of the Company entitled to attend and vote at the above meeting is entitled to appoint one or more proxies to attend and vote in his stead. A proxy need not be a member of the Company.

2. A form of proxy for the meeting is enclosed. In order to be valid, the form of proxy together with a power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of that power or authority, must be deposited at the Company's principal place of business at 31st Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong not less than 48 hours before the time appointed for holding the meeting.

，並授權本公司董事局作出彼等認爲對令削減生效而言屬適當之行動及簽署彼等認爲適當之文件。」

承董事局命
公司秘書
黃麗堅

香港，二零零六年一月二十七日

香港之主要營業地點：
香港
九龍
觀塘
鴻圖道51號
保華企業中心31樓

註冊辦事處：
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

附註：

1. 凡有權出席上述會議及於會上投票之本公司股東均有權委任一位或以上之代表代其出席大會及代其投票。受委代表毋須爲本公司之股東。

2. 茲隨附大會之代表委任表格。代表委任表格及簽署人之授權書或其他授權文件（如有），或經由公證人簽署證明之授權書或其他授權文件副本，必須於大會指定召開時間48小時前送交本公司在香港之主要營業地點，地址爲香港九龍觀塘鴻圖道51號保華企業中心31樓，方爲有效。



保華集團有限公司*
PYI Corporation Limited

（於百慕達註冊成立之有限公司）

（股份代號：498）

茲通告保華集團有限公司訂於二零零六年二月十四日星期二上午十一時正假座香港中環干諾道中3號麗嘉酒店B1樓層宴會廳II舉行股東特別大會，藉以考慮及酌情通過本公司下列決議案（不論有否修訂）為普通決議案：

「**動議**削減根據本公司股東於二零零二年八月二十七日以決議案方式採納之本公司購股權計劃所授予下列各人姓名旁購股權之應付認購價，將由下列第二欄所示之價格減至第三欄所示之價格：–

董事姓名	認購價 港元	新認購價 港元	獲授購股權涉及之股份數目
劉高原	1.94	1.24	6,500,000
	2.20	1.50	6,500,000
陳佛恩	1.94	1.24	6,500,000
	2.20	1.50	6,500,000
周美華	1.94	1.24	6,500,000
	2.20	1.50	6,500,000
周明權	1.94	1.24	650,000
	2.20	1.50	650,000
郭少強	1.94	1.24	650,000
	2.20	1.50	650,000
陳樹堅	1.94	1.24	650,000
	2.20	1.50	650,000
張定球	1.94	1.24	650,000
	2.20	1.50	650,000

* 僅資識別

備查文件

下列文件由本通函刊發日期起直至股東特別大會舉行日期（包括該日）期間之一般營業時間內及於股東特別大會舉行期間，在本公司之總辦事處兼主要營業地點（地址爲香港九龍觀塘鴻圖道51號保華企業中心31樓）備查：

(i) 本公司之組織章程及公司細則；

(ii) 本附錄「專家資格及同意書」一段所述由獨立財務顧問發出之同意書；

(iii) 保華集團截至二零零五年及二零零四年三月三十一日止兩個年度之經審核綜合財務報表；

(iv) 本公司截至二零零五年九月三十日止六個月之中期報告；及

(v) 本公司自二零零五年三月三十一日（即本集團最近期已刊發經審核綜合財務報表之結算日）以來，遵照上市規則第14章所載規定刊發之通函如下：

- 於二零零五年八月二十二日刊發之通函，載有（其中包括）因保華集團投資於南通港口集團而產生之一項須予披露交易之有關若干資料；及

- 於二零零五年十二月二十三日刊發之通函，載有（其中包括）保華集團出售保華企業中心之一項主要交易之有關若干資料。

專家資格及同意書

以下乃在本通函內發表或提供意見之專業顧問資格：

名稱	資格
畢馬威企業財務有限公司	根據證券及期貨條例可從事第6類（就機構融資提供意見）受規管活動之持牌公司

獨立財務顧問已就刊發本通函所發出之同意書，表示同意按本通函所載之形式及涵義轉載其函件及引述其名稱，且迄今並無撤回同意書。

於最後實際可行日期，獨立財務顧問概無持有保華集團旗下任何成員公司之股權，亦無任何可認購或指派他人認購保華集團旗下任何成員公司證券之權利（不論在法律上可否強制執行）。

自二零零五年三月三十一日（即本公司最近期已刊發經審核綜合財務報表之結算日）以來，獨立財務顧問在保華集團任何成員公司所購買、出售或租賃，或建議購買、出售或租賃之任何資產中概無直接或間接擁有任何權益。

一般資料

(i) 本公司之合資格會計師爲黃耀雄先生 CPA, FCCA。

(ii) 本公司之公司秘書爲黃麗堅小姐 LL.B., LL.M., MCF，彼在香港、英格蘭及威爾斯爲合資格執業之律師。

(iii) 本公司之註冊辦事處位於 Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda，而本公司之香港主要營業地點位於香港九龍觀塘鴻圖道51號保華企業中心31樓。

(iv) 本公司之股份過戶登記總處爲 Butterfield Fund Services (Bermuda) Limited，地址爲 Rosebank Centre, 11 Bermudiana Road, Pembroke, Bermuda，而本公司在香港之股份過戶登記分處爲秘書商業服務有限公司，地址爲香港灣仔皇后大道東28號金鐘匯中心26樓。

(v) 本通函之中英文版本如有歧義，就解釋而言，概以英文版本爲準。

除上文所披露者外，董事及本公司主要行政人員並不知悉任何人士於最後實際可行日期，於股份及相關股份中擁有根據證券及期貨條例第XV部第2及第3分部之條文必須向本公司披露之權益或淡倉，或直接或間接擁有面值10%或以上之任何類別股本（附有在一切情況下可於保華集團任何其他成員公司之股東大會上投票之權利）或持有該等股份之任何購股權。

服務合約

於最後實際可行日期，董事概無與本集團任何成員公司訂立保華集團不可於一年內免付補償（法定補償除外）而終止之服務合約。

董事之合約權益

自二零零五年三月三十一日（即本公司最近期已刊發經審核綜合財務報表之結算日）以來，各董事在保華集團旗下任何成員公司所簽立或作出（或在最後實際可行日期仍然有效），且對保華集團之整體業務而言乃屬重要之任何合約或安排中，概無擁有任何重大權益。

董事之資產權益

自二零零五年三月三十一日（即本公司最近期已刊發經審核綜合財務報表之結算日）以來，各董事在保華集團旗下任何成員公司所購入或出售、或租賃或建議購入或出售或租賃之任何資產中概無直接或間接擁有任何權益。

董事於構成競爭業務之權益

於最後實際可行日期，如不計保華集團業務，各董事或彼等各自之聯繫人士於與保華集團業務直接或間接構成競爭或可能構成競爭之任何業務中，概無擁有任何權益。

重大變動

自二零零五年三月三十一日（即本公司最近期已刊發經審核綜合財務報表之結算日），保華集團之財務或業務狀況概無任何重大不利變動。

訴訟

本集團根據一項擔保向本公司一位前股東提出索償，已成功追回本公司一間聯營公司所蒙受之虧損約共123,711,000港元，此等虧損連同就此引致之利息及支出合共約210,000,000港元而提出之有關索償已於二零零五年七月十八日獲法院裁定保華集團勝訴。該前股東已全數還款，惟亦就該項裁決提出上訴，此項上訴已排期在二零零六年十月聆訊。

除上文披露者外，保華集團旗下各成員公司於最後實際可行日期概無牽涉任何就保華集團而言乃屬重大之訴訟或索償要求，而就董事所知，保華集團各成員公司亦概無任何尚未了結或蒙受威脅而對保華集團乃屬重大之訴訟或索償要求。

(2) 其他股東

股東姓名／名稱	身份	好倉／淡倉	持有股份數目	佔本公司現有已發行股本概約百分比
Aeneas Capital Management LP	投資經理	好倉	119,355,009	8.73%
德意志銀行	實益擁有人	好倉	22,784,629	1.67%
德意志銀行	保證權益	好倉	127,299,151	9.31%
Gandhara Advisors Asia Ltd a/c Gandhara Master Fund Ltd	投資經理	好倉	88,294,800	6.46%
Toggenburger Christian Emil	實益擁有人	好倉	82,027,653	6.00%
OZ Management, L.L.C.	投資經理	好倉	81,646,000	5.97%

(B) 本集團其他成員公司

附屬公司名稱	股東姓名／名稱	佔現有已發行股本／註冊資本概約百分比
聯合雲石保養及維修工程有限公司	林盛榮	40.0%
朗成設計工程(香港)有限公司	傳藝工程策劃有限公司	45.0%
江蘇萬華房地產開發有限公司	如東縣東泰社會發展投資有限責任公司	40.0%
江蘇洋口港投資開發有限公司	如東縣東泰社會發展投資有限責任公司	40.0%
江蘇洋通開發投資有限公司	如東縣東泰社會發展投資有限責任公司	40.0%
Paul Y. – CCECC Joint Venture	中國土木工程集團公司	40.0%
保華中鐵工程有限公司	中國鐵路工程總公司	30.0%
Paul Y. – CREC Joint Venture	中國鐵路工程總公司	30.0%
Paul Y. – CREC(HK) Joint Venture	中國鐵路工程總公司	40.0%
Skynet Limited	Icon Master Enterprises Limited	18.1%

股東之權益及淡倉

於最後實際可行日期，根據本公司按照證券及期貨條例第336條存置之權益登記冊所載且就董事及本公司主要行政人員所知，根據證券及期貨條例第XV部第2及第3分部之條文須向本公司披露所擁有之股份及相關股份之權益或淡倉，或直接或間接擁有可於任何情況下在保華集團任何其他成員公司之股東大會上具有投票權之任何類別股本(包括就該股本而設之任何購股權)面值10%或以上權益之人士(不包括董事或本公司主要行政人員)之詳細資料如下：

(A) 本公司

(1) 主要股東

股東姓名／名稱	身份	好倉／淡倉	持有股份數目	佔本公司現有已發行股本概約百分比
陳國強	受控制法團權益(附註)	好倉	544,373,242	39.8%
陳國強	實益擁有人	好倉	11,840,896	0.87%
伍婉蘭	配偶權益(附註)	好倉	556,214,138	40.67%
Chinaview	受控制法團權益(附註)	好倉	544,373,242	39.8%
Galaxyway	受控制法團權益(附註)	好倉	544,373,242	39.8%
德祥企業	受控制法團權益(附註)	好倉	544,373,242	39.8%
ITC Investment	受控制法團權益(附註)	好倉	544,373,242	39.8%
Hollyfield	實益擁有人(附註)	好倉	544,373,242	39.8%

附註：ITC Investment之全資附屬公司Hollyfield擁有544,373,242股股份，而ITC Investment則爲德祥企業之全資附屬公司。Chinaview之全資附屬公司Galaxyway擁有德祥企業已發行普通股股本33.47%。陳國強博士擁有Chinaview全部已發行股本。故此陳國強博士、Chinaview、Galaxyway、德祥企業及ITC Investment均被視作於上述Hollyfield所持有之544,373,242股股份中擁有權益。陳國強博士之配偶伍婉蘭女士被視作於上述Hollyfield所持有之544,373,242股股份及陳國強博士直接持有之11,840,896股股份中擁有權益。

(2) 中策集團有限公司(「中策」)

董事／主要行政人員姓名	身份	好倉／淡倉	持有中策股份數目	佔中策現有已發行股本概約百分比
陳國強	受控制法團權益（附註）	好倉	258,819,795	29.36%

附註： 該等中策股份由本公司之一家間接全資附屬公司 Calisan Development Limited 持有。鑑於陳國強博士被視作擁有德祥企業已發行普通股股本約 33.47% 權益，亦因此擁有本公司之權益，故陳國強博士被視作擁有該等中策股份之權益。

本公司於二零零五年三月十日訂立一項有條件股份銷售協議，以出售中策之 135,000,000 股股份。於最後實際可行日期，此項出售尚未完成。

除上文所披露者外，於最後實際可行日期，董事或本公司主要行政人員概無根據證券及期貨條例第 XV 部第 7 及第 8 分部於本公司或任何證券及期貨條例第 XV 部所指之相聯法團之股份、相關股份或債券中擁有必須向本公司及聯交所申報之任何權益或淡倉，或任何必須列入本公司根據證券及期貨條例第 352 條予以存置之登記冊內之任何權益或淡倉，或任何根據標準守則而必須向本公司及聯交所申報之任何權益或淡倉。

(2) 認購股份之購股權

董事／主要行政人員姓名	授出日期	行使期	每股認購價 港元	購股權涉及之相關股份數目	佔本公司現有已發行股本概約百分比
周明權	28.12.2004	28.12.2004至 26.08.2012	1.94	650,000	0.048%
	28.12.2004	28.12.2004至 26.08.2012	2.20	650,000	0.048%
劉高原	28.12.2004	28.12.2004至 26.08.2012	1.94	6,500,000	0.475%
	28.12.2004	28.12.2004至 26.08.2012	2.20	6,500,000	0.475%
郭少強	28.12.2004	28.12.2004至 26.08.2012	1.94	650,000	0.048%
	28.12.2004	28.12.2004至 26.08.2012	2.20	650,000	0.048%
陳樹堅	28.12.2004	28.12.2004至 26.08.2012	1.94	650,000	0.048%
	28.12.2004	28.12.2004至 26.08.2012	2.20	650,000	0.048%

(B) 相聯法團

(1) 保華建業集團有限公司(「保華建業」)

董事／主要行政人員姓名	身份	好倉／淡倉	持有保華建業股份數目	持有保華建業相關股份數目（有關非上市股本衍生工具）	佔保華建業現有已發行股本概約百分比
陳國強	受控制法團權益（附註）	好倉	375,826,317	–	64.83%
陳國強	受控制法團權益（附註）	好倉	–	100,000,000	17.25%

附註： 該等保華建業股份由本公司之一家間接全資附屬公司 Paul Y. Investments Limited 持有。本公司因一項貸款融資之關係，亦直接擁有保華建業 100,000,000 股相關股份之權益。根據上述之貸款融資，保華建業在提用該筆貸款後將會發行本金總額最高 100,000,000 港元之可換股票據，其持有人據此可按初步換股價每股股份 1.00 港元兌換為保華建業之股份。鑑於陳國強博士被視作擁有德祥企業已發行普通股股本約 33.47% 權益，亦因此擁有本公司之權益，故陳國強博士被視作擁有該等保華建業股份及相關股份之權益。

責任聲明

本通函所載資料乃遵照上市規則提供有關保華集團之資料。董事願就本通函所載之資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後，確認就彼等所知及確信，本通函並無遺漏任何事實，致令本通函內之任何聲明有所誤導。

董事及主要行政人員之權益及淡倉

於最後實際可行日期，董事及本公司主要行政人員於本公司或任何證券及期貨條例第XV部所指的相聯法團之股份、相關股份及債券中持有根據證券及期貨條例第XV部第7與第8分部及標準守則必須向本公司及聯交所申報及必須列入本公司根據證券及期貨條例第352條予以存置之登記冊內之權益及淡倉（包括根據證券及期貨條例之有關規定被認為或被視作擁有之權益及淡倉）如下：

(A) 本公司

(1) *股份權益*

董事／主要行政人員姓名	身份	好倉／淡倉	持有股份數目	佔本公司現有已發行股本概約百分比
陳國強	受控制法團權益（附註）	好倉	544,373,242	39.8%
陳國強	實益擁有人	好倉	11,840,896	0.87%

附註： 陳國強博士由於擁有Chinaview International Limited（「Chinaview」）之股權而被視為擁有544,373,242股股份。Chinaview之全資附屬公司Galaxyway Investments Limited（「Galaxyway」）擁有德祥企業已發行普通股股本約33.47%，而德祥企業繼而擁有ITC Investment Holdings Limited（「ITC Investment」）全部已發行股本。ITC Investment之全資附屬公司Hollyfield Group Limited（「Hollyfield」）則擁有該等股份。

然而，現有購股權乃根據二零零四年十二月當時之市況而授予，隨後授予之新購股權則基於 貴公司現時之股價帶來之新市況，而忽略授予該等購股權時之相關獎勵。

此外，於十二個月期間向任何一名人士授予購股權之現行上限為1%，而在未獲股東特別批准之情況下，董事局不可在二零零六年向上限已接近1%之若干現任及前任董事進一步授予購股權，此將使董事局失去此項獎勵措施之工具。

有鑒於此，吾等並不認為此選擇會對 貴公司及股東整體更為有利。

現金花紅

吾等從董事得悉，現金花紅乃按照 貴公司之薪酬政策適當地運用。吾等認為可考慮配發現金花紅，作為補償予受影響之購股權持有人。然而，該筆款項將削減 貴公司之現金儲備。經考慮有關影響後，吾等並不認為此選擇對 貴公司及股東整體有利。

V. 推薦意見

吾等已考慮 貴公司在關鍵日期（即宣佈及支付特別現金股息之期間）之股價表現。經考慮於有關期間同業公司及若干派發特別現金股息上市發行人股價與恒生指數之分析，以及吾等與董事之討論後，吾等並無任何原因不同意董事對該建議之基準（包括建議削減之幅度）。吾等亦已考慮該建議之其他選擇，惟並不相信此等選擇會遠較該建議所給予 貴公司及股東整體之條款為佳。

根據吾等上述之分析，吾等認為該建議之條款乃屬公平合理，符合 貴公司及股東之整體利益。吾等建議獨立股東在股東特別大會上投票贊成將予提呈之普通決議案以批准該建議。

此致

獨立股東 台照

保華集團有限公司
香港
九龍
觀塘
鴻圖道51號
保華企業中心31樓

代表
畢馬威企業財務有限公司
董事
高銘達
謹啓

二零零六年一月二十七日

刊載於香港交易所通函之董事會函件詳列該等調整之目的，是使期權合約之價值於除權日或企業活動生效日之前後維持不變。爲對香港交易所及其附屬公司之僱員公平起見，香港交易所之董事會認爲有關調整應根據相關購股權計劃授出購股權之條款作出，該等條款與《期權買賣交易所參與者結算運作程序》第14章訂明之調整條文一致。吾等相信，採納該等公式爲合適之舉，並已採納該等公式爲下文所述吾等評估該建議之其中部份。

根據　貴公司編製之業績，採用經調整認購價公式導致每股認購價作出理論調整，由2.20港元調整至1.51港元，以及由1.94港元調整至1.33港元，該等理論定價結果與根據該建議0.70港元之削減幅度對照，則每股認購價分別爲1.50港元及1.24港元。

採用經調整合約數目公式會使相當於總數44,200,000股股份之現有尚未行使購股權增加20,234,765股股份或46%至約64,434,765股股份。根據該建議，尚未行使購股權之數目維持不變。

該建議與載於《期權買賣交易所參與者結算運作程序》第14章之相關條文所作出之調整比較，對購股權持有人所持有50%權利之認購價調整至每股1.24港元，則較每股1.33港元帶來稍爲有利之建議認購價。然而，　貴公司之現有股東會受惠於該建議，乃因根據該建議可行使之股份總數維持不變，相反按第14章所述之程序調整，則可行使之股份總數將增加46%，倘該等購股權獲悉數行使後，將導致攤薄每股溢利及每股股息等比率。

經考慮整體建議調整後，建議0.70港元之削減價與緊接除息日前營業日之每股0.755港元下跌額及於二零零五年十二月二十九日（爲該建議之公佈日期）之每股0.745港元下跌額相若，以及吾等在本函件中考慮到之其他因素，吾等並無任何原因不同意董事提呈之削減幅度。

其他可行選擇及其對　貴公司及有關購股權持有人之影響

根據董事上述之原因，以及授予購股權之目的是爲了獎勵合資格人士，吾等認爲以下選擇可予考慮。

授予新購股權及註銷現有尚未行使之購股權

董事局本可向相關購股權持有人授予新購股權，提供相同效用之獎勵，猶如彼等於現有尚未行使購股權所獲之權益，以及按對銷基準註銷現有尚未行使之購股權。

然而，吾等認爲，該建議須遵守監管規則之嚴謹程度不遜於上市規則，因此，所提供之透明度並無減少。

吾等亦得悉，經削減後之半數尚未行使購股權之建議每股認購價將爲1.24港元，餘下半數股份則爲1.50港元，平均認購價即爲1.37港元。採用上市規則第17章後，倘授予日期爲二零零五年十二月二十九日，則每份新授購股權之最低認購價將約每股1.41港元，與現有平均認購價每股1.37港元相差0.04港元。

圖 B 顯示於支付特別現金股息之所有情況下，相關上市發行人之股價下跌，平均跌幅為 103% 或剛超逾支付特別現金股息之款額。

董事把股價由二零零五年六月三十日每股 2.225 港元，下跌至二零零五年七月四日每股 1.47 港元，歸因於二零零五年七月派付每股 0.70 港元特別現金股息一事。根據上述載列之股價分析及吾等與董事之討論，吾等並無任何原因不同意董事之意見。

削減認購價

該建議旨在將每份現有已授出購股權之認購價每股削減 0.70 港元，吾等從董事得悉，削減金額定為相等於二零零五年七月二十九日派發每股 0.70 港元予股東之特別現金股息。

理論上，吾等可客觀地採用複雜之公式或程序釐定期權價值。在現行情況，吾等並不知悉有任何普遍採納之程序，為購股權價格之調整定價。謹此提述 (1) 香港交易及結算所有限公司就調整根據其購股權計劃授出尚未行使購股權之認購價及合約股數，而於二零零四年三月二日刊發之通函 (「香港交易所通函」)；及 (2) 載於《期權買賣交易所參與者結算運作程序》(可於香港交易及結算所有限公司網頁 (www.hkex.com.hk) 下載) 第 14 章訂明之程序，乃供調整期權合約條款。期權認購價及合約股數乃按以下公式作出調整：

經調整認購價

$$ASP = OSP \times \frac{S\text{-}OD\text{-}CD}{S\text{-}OD}$$

經調整合約股數

$$ACS = \frac{OSP \times \text{舊合約股數}}{ASP}$$

其中：

ACS = 根據決議案調整之購股權合約股數(指相關購股權(未行使部分)之股數)

ASP = 根據決議案調整購股權之認購價

OSP = 作出調整前購股權原本之認購價

CD = 於股東週年大會獲股東批准之特別現金股息之每股金額

OD = 於股東週年大會獲股東批准之任何普通現金股息之每股金額

S = 於買賣股份之最後交易日，股份(連同特別現金股息)於聯交所之收市價

圖 C：於二零零五年一月三日至二零零五年十二月二十九日 貴公司之實際股價及恒生指數



498 HK
恒生指數
股價（港元）

恒生指數被廣泛視爲香港股市之指標。目前，恒生指數擁有 33 隻代表市場之成份股。該等成份股之總市值約佔在聯交所主板上市之所有合資格股份之市值總額約 70%。吾等亦審閱恒生指數於二零零五年七月二十九日止七個月，特別是關鍵日期前後之變動。吾等認爲審閱所得結果反映香港整體市場之走勢。恒生指數於七個月期間，特別是關鍵日期前後走勢平穩。恒生指數於二零零五年六月十七日爲 13,945 點，於二零零五年六月二十日爲 13,979 點。於二零零五年六月三十日，恒生指數高踞 14,177 點，於二零零五年七月四日亦達至 14,124 點。 貴公司股價與恒生指數走勢之比較於下表概括列示：

平均數之月份	恒生指數	貴公司之股價（港元）
二零零五年一月三日至三十一日	13,613	2.280
二零零五年二月一日至二十八日	13,942	2.474
二零零五年三月一日至三十一日	13,746	2.495
二零零五年四月一日至二十九日	13,681	2.564
二零零五年五月三日至三十一日	13,824	2.091
二零零五年六月一日至三十日	14,009	2.115
二零零五年七月四日至二十九日	14,503	1.223

圖 A 及圖 C 顯示同業公司股價及恒生指數於關鍵日期前後走勢一般平穩，誠如上表所示， 貴公司之股價卻呈現整體下跌趨勢。 貴公司於二零零五年一月之平均股價爲每股 2.280 港元、於二零零五年六月之平均股價爲每股 2.115 港元，而於二零零五年七月之平均股價爲每股 1.223 港元。恒生指數於可予比較之期間內呈現相反走勢，由二零零五年一月之平均水平 13,613 點升至二零零五年六月之平均水平 14,009 點，其後進一步升至二零零五年七月之平均水平 14,503 點。

就支付特別現金股息導致股價之變動亦已顯示於圖 B：

圖 B： 於二零零五年一月三日至二零零五年十二月二十九日　貴公司之實際股價及其他派發特別現金股息之發行人之實際股價


05年9月15日
05年7月4日
05年3月8日
05年5月19日
05年4月25日
股價（港元）
498 HK
438 HK
248 HK
626 HK
518 HK

於所有已識別之情況下，派發特別現金股息均導致上市發行人之股價下跌。就派發每股特別現金股息最高之兩個個案，跌幅分別爲宣派特別現金股息之 91% 及 138%。而在第三高之個案中，其股價跌幅達宣派特別現金股息之 113%。平均跌幅達宣派特別現金股息之 103%，或略高於派發特別現金股息之金額。

下圖 C 載列　貴公司之實際股價與恒生指數之比較。

該特別現金股息於二零零五年七月二十九日派付，該金額於二零零五年六月二十日首次宣佈。特別現金股息之除息日爲二零零五年七月四日。就研究對股價之影響，二零零五年六月二十日及二零零五年七月四日均被視爲關鍵日期（統稱「關鍵日期」）。股價由二零零五年六月十七日（爲緊接公佈特別現金股息金額前之營業日）之2.225港元上升0.15港元（相當於約7%）至二零零五年六月二十日（爲緊隨刊發該公佈後之營業日）之2.375港元。股價其後由二零零五年六月三十日（爲緊接除息日前之營業日）之2.225港元下跌約34%至二零零五年七月四日之1.47港元。

從圖A較平坦之線條中可見，於各關鍵日期前後，六家同業公司之股價並無出現類似走勢。

吾等已識別出其他於二零零五年宣派及支付特別現金股息之若干本地上市發行人，並載列於下述表B：

表B

股份代號	公司名稱	連特別現金股息之股價 港元	每股特別現金股息 港元	除息日	除息日之股價 港元	股價之實際下跌額 港元	股價之實際下跌額佔特別現金股息之百分比
518 HK	同得仕（集團）有限公司	3.550	0.330	二零零五年三月八日	3.250	0.300	91%
248 HK	香港通訊國際控股有限公司	0.315	0.040	二零零五年四月二十五日	0.270	0.045	113%
438 HK	彩虹集團電子股份有限公司	0.650	*0.028	二零零五年五月十九日	0.630	0.020	71%
626 HK	日本信用保証集團有限公司	7.950	0.290	二零零五年九月十五日	7.550	0.400	138%
						平均：	103%
498 HK	**保華集團有限公司**	**2.225**	**0.700**		**1.470**	**0.755**	**108%**

資料來源：彭博社

* 每股0.03人民幣之特別現金股息，於二零零五年五月十九日匯率爲1人民幣兑0.9416港元

貴公司正進行改組，透過投資洋口港及南通港，由工程服務供應商轉爲港口投資及發展商。於截至二零零五年三月三十一日止年度， 貴集團業務包括建築及工程、物業投資、基建與財務投資等組成經營部門。因此，吾等識別出下表 A 之同業公司：

表 A

股份代號	公司名稱	於二零零五年十二月二十九日之市值（百萬港元）
983 HK	瑞安建業有限公司	3,781
190 HK	香港建設（控股）有限公司	1,467
610 HK	惠記集團有限公司	1,158
711 HK	俊和集團有限公司	491
404 HK	新昌營造集團有限公司	326
15 HK	盈信控股有限公司	188
498 HK	**保華集團有限公司**	**2,024**

資料來源：彭博社

下圖 A 顯示　貴公司與同業公司根據實際股價於二零零五年一月三日至二零零五年十二月二十九日之股價走勢。在此期間內，概無同業公司支付任何特別現金股息或進行任何企業活動，因而對該公司之股本產生變動（其中包括供股、以股代息、紅股發行、股份拆細、股份合併及分拆上市產生之股本變動）。　貴公司派發特別現金股息對股價之影響顯示於圖 A。

圖 A：於二零零五年一月三日至二零零五年十二月二十九日　貴公司之股價及同業公司之股價


3
2.5
2
1.5
1
0.5
0
18
15
12
9
6
3
0
股價（港元）
股價（港元）
498 HK
711 HK
610 HK
15 HK
404 HK
190 HK
983 HK
05年1月3日
05年1月17日
05年1月31日
05年2月14日
05年2月28日
05年3月14日
05年3月28日
05年4月11日
05年4月25日
05年5月9日
05年5月23日
05年6月6日
05年6月20日
05年7月4日
05年7月18日
05年8月1日
05年8月15日
05年8月29日
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05年9月26日
05年10月10日
05年10月24日
05年11月7日
05年11月21日
05年12月5日
05年12月19日
05年12月29日

據董事稱，其決意將半數購股權按認購價每股 1.94 港元（根據上市規則第 17 章計算）授出，而餘下購股權則按認購價每股 2.20 港元授出，此舉乃董事局之商業決定，藉此向董事及前任董事提供獎勵以增加本公司價值，從而提升股價。

過往股價資料

該特別現金股息於二零零五年七月二十九日派付，該金額於二零零五年六月二十日首次宣佈。特別現金股息之除息日為二零零五年七月四日。股價由二零零五年六月十七日（為緊接公佈特別現金股息金額前之營業日）之 2.225 港元上升 0.15 港元（相當於約 7%）至二零零五年六月二十日（為緊隨刊發該公佈後之營業日）之 2.375 港元。股價其後由二零零五年六月三十日（為緊接除息日前之營業日）之 2.225 港元下跌約 34% 至二零零五年七月四日之 1.47 港元。股份於二零零五年十二月二十九日（即該建議之公佈日期）之收市價為每股 1.48 港元，較二零零五年六月十七日每股 2.225 港元下跌 0.745 港元或 33%。

IV. 所考慮之因素

股價波動

董事相信，於刊發公佈及派付特別現金股息的相若日子，股價波動是由於在二零零五年七月派付特別現金股息所致。吾等認為，透過將 貴公司之股價波動與其他可予比較之本地上市發行人、其他已派發特別現金股息之本地上市發行人及恒生指數比較來分析派發款項，乃屬合理之舉。

為識別可予比較之本地上市發行人，吾等根據以下條件搜尋有關公司（統稱為「同業公司」）：

同業公司

i) 須在香港上市；

ii) 具備與 貴公司相似／可予比較之主要業務，包括樓宇建築服務、土木工程服務、買賣建築物料，以及工程及基建服務；及

iii) 與 貴公司之市值可予比較。

貴公司根據現有購股權計劃授出購股權之詳情如下：

參與人名稱及類別	授出日期	行使價 港元	就授出購股權可予發行之股份數目	已行使	已註銷	行使期	於最後實際可行日期尚未行使之數目	於行使已授出購股權而發行股份佔二零零六年一月二十五日已發行股本1,367,540,720股之百分比
董事								
周明權	28/12/2004	1.94	650,000	–	–	28/12/04-26/08/12	650,000	0.0475%
	28/12/2004	2.20	650,000	–	–	28/12/04-26/08/12	650,000	0.0475%
總計			1,300,000				1,300,000	0.0951%
陳樹堅	28/12/2004	1.94	650,000	–	–	28/12/04-26/08/12	650,000	0.0475%
	28/12/2004	2.20	650,000	–	–	28/12/04-26/08/12	650,000	0.0475%
總計			1,300,000				1,300,000	0.0951%
郭少強	28/12/2004	1.94	650,000	–	–	28/12/04-26/08/12	650,000	0.0475%
	28/12/2004	2.20	650,000	–	–	28/12/04-26/08/12	650,000	0.0475%
總計			1,300,000				1,300,000	0.0951%
劉高原	28/12/2004	1.94	6,500,000	–	–	28/12/04-26/08/12	6,500,000	0.4753%
	28/12/2004	2.20	6,500,000	–	–	28/12/04-26/08/12	6,500,000	0.4753%
總計			13,000,000				13,000,000	0.9506%
前任董事								
陳佛恩	28/12/2004	1.94	6,500,000	–	–	28/12/04-26/08/12	6,500,000	0.4753%
	28/12/2004	2.20	6,500,000	–	–	28/12/04-26/08/12	6,500,000	0.4753%
總計			13,000,000				13,000,000	0.9506%
周美華	28/12/2004	1.94	6,500,000	–	–	28/12/04-26/08/12	6,500,000	0.4753%
	28/12/2004	2.20	6,500,000	–	–	28/12/04-26/08/12	6,500,000	0.4753%
總計			13,000,000				13,000,000	0.9506%
張定球	28/12/2004	1.94	650,000	–	–	28/12/04-26/08/12	650,000	0.0475%
	28/12/2004	2.20	650,000	–	–	28/12/04-26/08/12	650,000	0.0475%
總計			1,300,000				1,300,000	0.0951%
合計							**44,200,000**	**3.2321%**

於 貴公司於二零零五年六月十七日刊登之公佈，董事局宣佈已決議向於二零零五年七月八日名列 貴公司股東名冊之股東，宣派 貴公司股本中每股股份 0.70 港元之特別現金股息。特別現金股息乃從 貴公司出售 Downer 全部權益而產生之所得款項撥付。

貴公司已於二零零五年七月六日至二零零五年七月八日期間（包括首尾兩日），暫停辦理 貴公司股東登記手續。為獲派該特別現金股息，所有股份過戶文件已最遲於二零零五年七月五日下午四時前交回辦理登記手續。特別現金股息之除息日為二零零五年七月四日。

現有購股權計劃

於二零零二年八月二十七日， 貴公司採納現有購股權計劃，以鼓勵或獎勵任何合資格人士。現有購股權計劃將自該日起維持有效十年。

根據現有購股權計劃，董事可酌情向任何合資格人士授予購股權，以認購 貴公司股份。合資格人士於接納購股權時毋須支付任何代價。董事可酌情釐定認購期限，惟在任何情況下，上述認購期限不得超過自現有購股權計劃獲採納當日起計十年。認購價由董事以下列較高者而釐定：至少為 (i) 根據上市規則不時允許之認購價；及 (ii) 股份之面值。

尚未行使之購股權

於二零零四年十二月二十八日，董事局決議向若干合資格人士授予合共相當於 44,200,000 股股份之購股權。於二零零四年十二月二十八日，股份收市價每股為 1.94 港元。

吾等作爲獨立股東之獨立財務顧問，就該建議是否公平合理及是否符合　貴公司及股東之整體利益向獨立股東提供意見，以及就獨立股東應否投票贊成該建議而提供意見。

在釐定吾等之意見及建議時，吾等依賴董事及其顧問所提供之資料與事實及所表達之意見，並假設該等資料、事實及意見均屬眞實、準確及完備。吾等亦曾尋求並已獲得董事確認，在彼等提供之資料及意見中，並無遺漏任何重要因素。吾等認爲根據所獲資料足以達致本函件所載意見及建議。由於吾等並無理由懷疑提供予吾等之資料之眞實及準確性，或相信遺漏或隱瞞任何重大資料，故吾等已根據上市規則第13.80條採取合理步驟，作爲吾等依賴所獲資料之合理依據。然而，吾等並無對　貴集團之業務、營運或財務狀況進行獨立調查。吾等亦假設通函所載或所引述之所有事實及聲明於作出當時及截至及包括舉行股東特別大會日期當時均屬眞確。

II. 該建議

於二零零五年十二月二十九日，　貴公司公佈該建議。　貴公司根據現有購股權計劃向董事及前任董事授予之購股權中共44,200,000份尚未行使。貴公司建議，將上述半數購股權之每股認購價由1.94港元削減至1.24港元，而餘下半數之購股權則由2.20港元削減至1.50港元。於二零零五年十二月二十九日（於　貴公司刊發公佈前之最後交易日），聯交所每日報價表所載之股份收市價爲每股1.48港元。董事相信，現行市價遠低於購股權認購價之其中一個原因，是　貴公司於二零零五年七月派付每股0.70港元之特別現金股息。

吾等從董事獲悉，建議削減之幅度並非依據一般購股權所採用之特定公式計算，而是按相關購股權之現有認購價扣除股東享有特別現金股息之現金值後計算。董事相信，建議削減之幅度實屬合理，有助鼓勵購股權持有人繼續爲　貴集團效力，經考慮上述情況後，此舉對本公司及股東整體而言乃屬公平合理。

III. 事實

每股0.70港元之特別現金股息

貴公司就撤回於Downer EDI Limited（「Downer」）之投資，於二零零五年七月二十九日派付每股0.70港元之特別現金股息。根據　貴公司於二零零五年一月二十四日刊發之通函，Downer之股份在澳洲證券交易所及紐西蘭證券交易所上市，其主要業務包括向澳洲、紐西蘭、亞洲及太平洋區之公營及私營電力、鐵路、公路、電訊、採礦及礦產加工業界提供全面之工程及基建管理服務。

根據Downer若干行政人員所控制之一間公司與　貴公司於二零零三年四月訂立之獎勵選擇權協議及其後於二零零四年十一月二十九日之結算協議，該公司已於二零零四年十一月按每股Downer股份2.2澳元向　貴集團購入5,500,000股Downer股份。於二零零四年十二月，　貴集團以每股4.55澳元將所有餘下權益56,200,000股Downer股份出售予獨立第三方。

以下爲畢馬威企業財務有限公司就建議調整現有購股權計劃項下尚未行使之若干購股權認購價向獨立股東發出之意見函件全文，以供載入本通函。



畢馬威企業財務有限公司

香港
中環
遮打道16-20號
歷山大廈
27樓

敬啓者：

建議調整現有購股權計劃項下尚未行使之若干購股權認購價

I. 緒言

吾等獲委聘爲獨立財務顧問，就董事局提呈建議調整現有購股權計劃項下尚未行使之若干購股權認購價（「該建議」），向獨立股東提供意見。有關該建議之詳情載於 貴公司於二零零六年一月二十七日刊發之通函（「通函」）內。本函件所用詞彙與通函釋義所界定者具有相同涵義。

貴公司根據現有購股權計劃向董事及前任董事授予之購股權中共有44,200,000份尚未行使。董事局建議，將上述半數購股權之每股認購價由1.94港元削減至1.24港元，而餘下半數之購股權則由2.20港元削減至1.50港元。

於本函件日期，董事局包括五名董事，即周明權博士OBE, JP（獨立非執行主席）；劉高原先生（副主席兼董事總經理）；陳國強博士（非執行董事）；郭少強先生（獨立非執行董事）；及陳樹堅先生（獨立非執行董事），而各獨立非執行董事均持有受該建議規限之尚未行使購股權。鑑於各獨立非執行董事均在該建議中持有重大權益，彼等概無資格就該建議組成獨立董事委員會。根據上市規則之條文，吾等僅就該建議於致獨立股東函件作出推薦意見。

推薦意見

董事局認爲削減事項之條款乃公平合理，且符合本公司及股東之整體利益。因此，董事局建議獨立股東投票贊成將於股東特別大會上提呈批准削減事項之普通決議案。

其他資料

懇請　閣下留意本通函附錄載列之獨立財務顧問函件所載之其他資料。

此致

列位股東及現有購股權計劃之購股權持有人　台照

代表董事局
保華集團有限公司
主席
周明權博士 OBE, JP
謹啓

二零零六年一月二十七日

股東特別大會

本公司已召開股東特別大會，以考慮及酌情批准削減事項。倘股東於削減事項中持有權益，須就向股東提呈之決議案放棄投票。

本公司將緊隨股東特別大會結束後之營業日刊發公佈，以知會股東及公眾有關股東特別大會之結果。本公司謹訂於二零零六年二月十四日星期二上午十一時正假座香港中環干諾道中3號麗嘉酒店B1樓層宴會廳II召開股東特別大會，大會通告載於本通函第32至33頁。代表委任表格隨函附奉。無論 閣下能否出席股東特別大會及在會上投票，務請按照代表委任表格列印之指示將其填妥，且無論如何須儘快於股東特別大會指定舉行時間48小時前將表格交回本公司在香港之主要營業地點，地址爲香港九龍觀塘鴻圖道51號保華企業中心31樓。填妥及交回代表委任表格後， 閣下仍可依願親身出席股東特別大會或其任何續會，並於會上投票。

要求以點票方式表決之程序

根據公司細則第66條，除非以下人士要求以點票方式表決，否則於股東大會上提呈表決之決議案以舉手方式表決：

(i) 大會主席；或

(ii) 至少三名親自或(倘股東爲公司)由正式授權之代表或委任代表出席並有權投票之股東；或

(iii) 一名或多名親自或(倘股東爲公司)由正式授權之代表或委任代表出席而佔不少於全部有權在大會上投票之股東十分之一之總投票權之股東；或

(iv) 一名或多名親自或(倘股東爲公司)由正式授權之代表或委任代表出席且擁有本公司股份並有權在大會上投票之股東，而其股份之已繳股本總和相等於不少於全部有權在大會上投票之股份十分之一之已繳股本；或

(v) 如指定證券交易所之規則有所規定，則任何一名或以上之董事倘個別或共同持有委任代表投票權佔該會上總投票權5%或以上之股份，則可於會上要求點票表決。同時，如以舉手方式表決時，表決結果與該等委任代表表格所指示者相反，但如以持有之總代表權而言，舉行點票表決顯然不會推翻舉手表決之結果，則有關董事毋須要求以點票方式表決。以點票方式表決之要求必須在公佈以舉手方式表決之結果時或之前，或撤回任何其他以點票方式表決之要求時提出。

建議削減購股權之認購價

本公司根據現有購股權計劃向董事及前任董事授予之購股權中共有44,200,000份尚未行使。上述購股權半數（即22,100,000份）之認購價爲每股1.94港元，而餘下購股權（即22,100,000份）爲每股2.20港元。以下爲董事及仍由保華集團聘用爲常務顧問之前任董事所擁有，可按在其姓名旁邊列載之價格行使購股權之詳情如下：－

董事姓名	認購價（港元）	購股權行使期	獲授購股權之股份數目	獲授購股權之股份數目佔現有已發行股份之百分比
劉高原	1.94	二零零四年十二月二十八日至二零一二年八月二十六日	6,500,000	0.475%
	2.20	二零零四年十二月二十八日至二零一二年八月二十六日	6,500,000	0.475%
陳佛恩	1.94	二零零四年十二月二十八日至二零一二年八月二十六日	6,500,000	0.475%
	2.20	二零零四年十二月二十八日至二零一二年八月二十六日	6,500,000	0.475%
周美華	1.94	二零零四年十二月二十八日至二零一二年八月二十六日	6,500,000	0.475%
	2.20	二零零四年十二月二十八日至二零一二年八月二十六日	6,500,000	0.475%
周明權	1.94	二零零四年十二月二十八日至二零一二年八月二十六日	650,000	0.048%
	2.20	二零零四年十二月二十八日至二零一二年八月二十六日	650,000	0.048%
郭少強	1.94	二零零四年十二月二十八日至二零一二年八月二十六日	650,000	0.048%
	2.20	二零零四年十二月二十八日至二零一二年八月二十六日	650,000	0.048%
陳樹堅	1.94	二零零四年十二月二十八日至二零一二年八月二十六日	650,000	0.048%
	2.20	二零零四年十二月二十八日至二零一二年八月二十六日	650,000	0.048%
張定球	1.94	二零零四年十二月二十八日至二零一二年八月二十六日	650,000	0.048%
	2.20	二零零四年十二月二十八日至二零一二年八月二十六日	650,000	0.048%

現行認購價爲每股1.94港元之購股權，其建議新認購價爲1.24港元；現行認購價爲每股2.20港元之購股權，其建議之新認購價則爲每股1.50港元。於二零零五年十二月二十九日（於公佈刊發日期前之最後交易日），聯交所每日報價表所載之股份收市價爲每股1.48港元，於最後實際可行日期之股份收市價則爲1.60港元。董事相信，現行市價遠低於購股權認購價之其中一個原因，是本公司於二零零五年七月宣派特別股息每股0.70港元。削減事項並非依據一般購股權所採用之特定公式計算，而是按相關購股權之現有認購價扣除股東享有特別股息之現金值後計算。由於現有購股權計劃並無訂明於派付不屬資本分派之現金股息後，購股權認購價須作出任何調整，故此現有購股權持有人並不享有上述股息。董事相信，削減事項實屬合理，有助鼓勵購股權持有人繼續爲保華集團效力並行使彼等之購股權，經考慮上述情況後，此舉乃屬公平合理並對本公司及股東整體有利。

一般事項

根據上市規則第14A章，削減事項將構成相關董事與本公司之間的關連交易，故需尋求獨立股東之批准。此外，由於削減事項對購股權持有人有利，故根據現有購股權計劃之規定，須待股東批准後方可作實。董事局將於股東特別大會上，向獨立股東提呈削減事項，以待獨立股東批准。

還款

由於計劃貸款仍未償還，故與計劃貸款有關之股份，將不會以現金向有關合資格人士派付股息，而由上述股份所得之現金股息則可用於償還計劃貸款。即使並無上述股息，亦不會影響償還有關計劃貸款之責任。各計劃貸款均須由有關合資格人士於作出計劃貸款後 3 年內（或董事局就全部貸款或按個別情況而釐定之其他期限）償還。

計劃貸款須於以下時間(以較早者為準)悉數償還：－

(a) 有關合資格人士因任何原因不再為集團公司或投資機構僱用或聘請之日；

(b) 有關合資格人士未能遵守或並無履行規管股份融資計劃規則所訂明之責任之日；及

(c) 按照市場價格（即緊接有關日期之前五個交易日在聯交所每日報價表所載股份之平均收市價）計算，有關合資格人士實益擁有之計劃股份總值低於該名合資格人士當時在計劃貸款尚欠金額 50% 之日。

如計劃貸款未按訂明之額度償還，本公司可銷售或出售有關計劃股份，並將任何所得之款項用作償還有關計劃貸款。在計劃貸款倘未悉數償還前之任何時間，有關股份之股票或其他所有權文件將由代理人保管，合資格人士不會持有臨時股票。

限制

按股份融資計劃由入選之合資格人士購入之股份不得出售，直至(以較後者為準)：－

(a) 禁售期屆滿，即董事局於決定授予計劃貸款前釐定由股份購入日期起計最少 6 個月及最多 2 年，除非該人士不再為合資格人士；及

(b) 相關計劃貸款獲悉數償還當日。

董事認為，根據百慕達法例股份融資計劃實屬合法，故此按照此計劃所授予入選之合資格人士的計劃貸款，亦符合百慕達法例，而董事擬全面遵守所有相關法例。

在符合任何法定限制之前提下，董事局擬在本公司年報內全面披露根據股份融資計劃作出之獎授。

在符合任何法定限制的前提下，董事局擬在本公司年報內全面披露根據股份獎勵計劃作出之獎授。

除股份獎勵計劃外，董事亦提出股份融資計劃之建議。

股份融資計劃

根據股份融資計劃，董事局向合資格人士發出邀請函，邀請彼等最多申領邀請函訂明之股份數目。選擇申領股份之合資格人士，將獲本公司按董事局於有關期間釐定之認購價發行新股份。待獲得法例或上市規則所規定之一切同意及批准後，本公司將向有關合資格人士發行股份。現時並無就合資格人士可應邀申領股份之數目設定上限，而目前無意採用與上市規則第 17 章規定（僅適用於購股權計劃）相若之指引，亦未選出擬向其發出邀請之合資格人士。

合資格人士可悉數繳付購入價，或如未能悉數繳付，而購入價與有關合資格人士就配發股份繳付之任何金額兩者之任何差額，將視為已向本公司申請之貸款，而任何有關貸款將為免息貸款。

倘合資格人士並非本公司關連人士（定義見上市規則），則向該名合資格人士授予或視作授予之貸款將不屬本公司之關連交易（定義見上市規則），惟視乎涉及之金額，可能屬上市規則第 14 章所界定之須予披露交易。

倘合資格人士為本公司關連人士（定義見上市規則），則向該名合資格人士授予或視作授予之貸款將屬本公司之關連交易（定義見上市規則），而視乎涉及之金額，亦可能屬上市規則第 14 章所界定之須予披露交易。

本公司將在任何相關時間全面遵守上市規則之規定，其中包括第 14 章有關須予披露交易及第 14A 章有關關連交易之規定。視乎涉及之金額，有關事宜需於報章公佈及向股東寄發通函，並須獲得上市規則批准可就上述建議投票之股東批准。

儘管發行股份一般會透過不時授予董事之一般授權而作出，然而，倘建議獲發行股份者為本公司關連人士（定義見上市規則），則需於報章公佈及向股東寄發通函，並須獲得上市規則批准可就上述建議投票之股東批准。

再者，本公司將在任何相關時間全面遵守上市規則之規定，其中包括遵守不得高於上市規則第 13.36(5) 條所規定之折讓率發行新股份之限制。本公司就根據一般授權向合資格人士每次發行新股份，亦將刊發公佈（載有適用資料）及於相關股份發行前，均會申請所需之上市批准。

年期

股份融資計劃並無訂明年期，可於任何時間由董事局終止或擱置。

受託人可利用出售任何非現金之分派（如實物股息）項目之所得資金為入選之合資格人士購入更多股份。倘入選之合資格人士符合董事局授予獎勵時所指定之所有歸屬條件，因而有權獲授獎勵計劃下所獎授之股份時，受託人便將有關既得股份（已獎授股份、其相關之股份分派以及利用所得收入而另行購入或認購之股份）無償（交易費用除外）轉讓給該入選之合資格人士。本公司不會購回或為著本身之利益以其名義購回股份，故購入有關股份一事並不屬於股份購回守則所界定「購回股份」之涵義或不屬於上市規則第 10.06 條所指之範圍。

現時仍未就股份獎勵計劃項下選出任何擬邀請之合資格人士。

歸屬及失效

獎授予有關合資格人士之獎授股份及因此而產生之有關收入均受歸屬期之規限。入選之合資格人士須一直及於各有關歸屬日期均為保華集團或投資機構之僱員、諮詢人、顧問或代理（視乎情況而定），並須簽署有關文件使受託人執行有關股份轉讓，股份方可轉歸。

倘有關合資格人士不再符合「合資格人士」之定義，或僱用或聘請有關合資格人士之集團公司或投資機構不再為集團公司或投資機構，獎授將自動失效。惟倘有關合資格人士於歸屬日期前因身故或在其正常退休日或雙方協議提出之較早日期退休，則所有獎授股份及相關收入皆視作在緊接其身故或退休之前一日歸屬於合資格人士。若有關入選之合資格人士去世後兩年內（或受託人與董事局不時協定之較長期間）或信託期（以較短者為準）內，其法律代表沒有追索該等既得之權益，則有關既得權益須被沒收及不再可予轉讓，並將持有作為股份獎勵計劃之歸還股份。

凡已獎授但並未有根據股份獎勵計劃轉歸之股份，受託人在考慮過董事局的意見後，可酌情決定其為一名或多名合資格人士持有該等股份及相關收入。

投票權

受託人可在其全權酌情決定之情況下，就在信託下持有之任何股份（包括但不限於獎授股份及利用所得收入而另行購入之股份）行使投票權。對於根據上市規則需經股東批准之交易，受託人有權在其全權酌情決定之情況下進行投票，惟須受上市規則之規限（包括但不限於關連交易之規限）。

終止

股份獎勵計劃尚未獲得採納。倘一經採納，其終止日期為採納日期之第 10 週年或董事局決定之其他日期（以較早者為準），惟終止股份獎勵計劃不會影響入選之合資格人士任何仍然存續的權利。

於終止時，所有獎授股份及因此而產生之有關收入均會在該終止日期轉歸有關合資格人士，但受託人必須在規定期間接獲入選之合資格人士正式簽署的轉讓文件，有關權益之轉歸方可作實。所有歸還股份以及非現金收入於出售後之所得款項（經適當扣減後）淨額，連同信託內的剩餘現金及其他資金將在出售後立即發還本公司。

目的及合資格人士

股份獎勵計劃及股份融資計劃之目的是為表揚保華集團及投資機構之僱員、諮詢人、顧問或代理等合資格人士所作出之貢獻，並藉以挽留彼等繼續為保華集團之營運及發展效力，以及吸引合適之人才加入保華集團，進一步推動保華集團之發展。推行股份獎勵計劃及股份融資計劃，有助鼓勵合資格人士以股權參與方式將彼等部分薪酬再投資在保華，使彼等之目標及利益與保華及其整體股東一致。各項計劃之概要載於下文。

本公司目前仍在施行現有購股權計劃，而股份獎勵計劃及股份融資計劃一經採納，本公司將一併施行此等計劃。預期有關計劃將增加本公司以股權參與方式獎勵保華集團在不同司法權區營運成員公司之合資格人士的靈活性，而該等合資格人士可根據彼等身在之司法權區內不同之規則及稅務制度以不同之方式參股，惟須符合上市規則之所有限制，其中包括於未獲獨立股東批准前，不得向本公司之關連人士發行新股份。

採納股份獎勵計劃、股份融資計劃及有關規條無需股東批准。該兩項計劃之重點是向僱員及其他入選之合資格人士提供財務福利，由於此舉可促使彼等投資在本公司，故亦對本公司有利，而上述財務福利實為現金紅利。該兩項計劃由董事局管理，而董事局可全權委派董事委員會（包括本公司薪酬委員會）成員擔當此職。當董事局決定籌組上述委員會時，全體董事均將符合獲董事局甄選（在沒有利益衝突的前提下）列席任何該類委員會之資格。

新股份獎勵計劃

年限

除非被提早終止，否則股份獎勵計劃由採納日期起 10 年內對有關財產授予人有效。

限制

倘任何董事擁有本公司任何未經公佈之股價敏感資料，或當董事進行上市規則任何守則或規定及所有不時適用法例下被禁止進行之交易，本公司不得向受託人發出購股指示及提供購股款項。

營運

董事局將邀請入選之合資格人士參與股份獎勵計劃，並在參考（其中包括）彼等在過去或未來對保華集團或任何投資機構之業務拓展及發展所作之貢獻後而釐定獎授各人之股份數目，現有購股權計劃項下亦有考慮類似因素。就作為僱員之合資格人士會否應邀成為入選之合資格人士或根據現有購股權計劃獲授購股權，又或同獲兩者應邀，概無訂立任何指引。

董事局將撥出本公司資源向受託人支付購買價及相關支出。受託人將自行在市場購入獲授予有關數目之股份，並會持有該等股份直至按股份獎勵計劃之規定悉數獲得轉歸為止。現時並無就該等購入或融資事項設定限額，對任何合資格人士作出之獎授亦無設定限額，且現時無意採用與上市規則第 17 章規定（適用於購股權計劃）相若之指引。就每項授予股份建議所附帶之條件將按個別情況而定，而有關條件可能會因不同合資格人士而有所不同。



保華集團有限公司*
PYI Corporation Limited

（於百慕達註冊成立之有限公司）
（股份代號：498）

獨立非執行董事：
周明權 OBE, JP（主席）
郭少強
陳樹堅

執行董事：
劉高原（副主席兼董事總經理）

非執行董事：
陳國強

註冊辦事處：
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

香港之主要營業地點：
香港
九龍
觀塘
鴻圖道51號
保華企業中心31樓

敬啓者：

建議採納新股份獎勵計劃
及
新股份融資計劃
及
建議調整現有購股權計劃項下若干尚未行使購股權之認購價

緒言

本公司於二零零五年十二月二十九日宣佈，除建議對現有購股權計劃項下尚未行使之購股權進行調整外，董事局亦建議採納股份獎勵計劃及股份融資計劃。本通函載有（其中包括）(i)削減認購價之建議，連同本公司委任之獨立財務顧問畢馬威企業財務有限公司就該建議向獨立股東發出之意見函；及(ii)股份獎勵計劃及股份融資計劃之詳情。由於所有董事（陳國強博士除外，彼爲非執行董事，但屬主要股東）於削減事項中持有權益，故概無獨立董事可向獨立股東提供意見。

*　僅資識別

(b) 財產授予人或本公司被勒令清盤或財產授予人或本公司通過決議案自動清盤之日（惟就及隨即進行之合併或重組而言，當中本公司或財產授予人之全部業務經營、資產及負債大部分轉手至接手公司，則另當別論）；或

(c) 受託人可能獲本公司通知股份獎勵計劃將予終止而宣佈信託期結束之日；及

「受託人」 指 董事局爲股份獎勵計劃而將予委任之獨立並與本公司概無關連之專業受託人。

「保華」或「本公司」	指	保華集團有限公司，一家於百慕達註冊成立之有限公司，其股份於聯交所上市；
「保華集團」或「本集團」	指	本公司及其附屬公司，而「集團公司」乃指保華集團之成員公司；
「削減事項」	指	建議削減本通函所指若干現有購股權之認購價；
「歸還股份」	指	根據股份獎勵計劃未經轉歸及／或沒收之股份及相關收入；
「財產授予人」	指	信託契約項下本公司及一間或以上附屬公司作爲財產授予人；
「證券及期貨條例」	指	香港法例第571章之證券及期貨條例；
「股東特別大會」	指	本公司就批准削減事項召開之股東特別大會，有關通告載於本通函第32頁至33頁；
「股份獎勵計劃」	指	董事局於採納日期採納之股份獎勵計劃，據此，可根據信託契約及相關規則向合資格人士獎授股份(此等股份由受託人購入)；
「股份融資計劃」	指	董事局就入選之合資格人士可應邀申領新股份並有機會以計劃貸款方式撥付認購而採納之計劃；
「股東」	指	本公司股東；
「股份」	指	本公司股本中每股面值0.10港元之股份；
「聯交所」	指	香港聯合交易所有限公司；
「附屬公司」	指	符合上市規則不時所定涵義之本公司附屬公司；
「信託」	指	信託契約組成之信託；
「信託契約」	指	將由本公司及部份或全部附屬公司(作爲財產授予人)與受託人(作爲受託人)爲設置股份獎勵計劃而訂立之信託契約；
「信託期」	指	財產授予人成爲信託契約訂約方之日起計至以下最早發生之日止期間：－ (a)　採納日期開始起計屆滿80年之日；或

除非文義別有所指，否則本通函內，下列詞語具有下列涵義：

「採納日期」	指	財產授予人採納股份獎勵計劃之日期；
「公佈」	指	本公司於二零零五年十二月二十九日就股份獎勵計劃、股份融資計劃及削減事項刊發之公佈；
「董事局」	指	董事局；
「董事」	指	本公司當時之董事；
「合資格人士」	指	董事局全權酌情認為對保華集團或任何投資機構之業務拓展及發展曾作出貢獻或將會作出貢獻之集團公司或任何投資機構之任何僱員（不論全職或兼職）、行政人員、主管人員、董事（包括執行、非執行及獨立非執行董事）及任何集團公司或任何投資機構之任何諮詢人、顧問或代理，而「入選之合資格人士」指已獲挑選參與股份獎勵計劃之合資格人士；
「現有購股權計劃」	指	本公司於二零零二年八月二十七日經股東決議案採納之購股權計劃；
「獨立財務顧問」	指	本公司就削減事項向獨立股東提供意見而委任之獨立財務顧問畢馬威企業財務有限公司；
「獨立股東」	指	於削減事項並無任何權益及根據上市規則允許就決議案投票以批准削減事項之股東；
「投資機構」	指	保華集團成員公司持有股本權益之任何機構；
「最後實際可行日期」	指	二零零六年一月二十五日，即本通函付印前可確定若干資料以供載入本通函之最後實際可行日期；
「上市規則」	指	香港聯合交易所有限公司證券上市規則；
「標準守則」	指	載於上市規則附錄十之上市發行人董事進行證券交易之標準守則；
「計劃貸款」	指	合資格人士根據股份融資計劃應邀申領並已獲發行新股份時，須支付相關股份認購價之結欠款項；

目 錄

頁次

本通函乃要件　請即處理

閣下如對本通函任何方面或應採取之行動**有任何疑問**，應諮詢　閣下之持牌證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已出售或轉讓名下所有**保華集團有限公司**（「本公司」）之股份，應立即將本通函送交買主或承讓人或經手買賣或轉讓之銀行經理、持牌證券交易商或其他代理商，以便轉交買主或承讓人。


PYI

保華集團有限公司*

PYI Corporation Limited

（於百慕達註冊成立之有限公司）

（股份代號：498）

建議採納新股份獎勵計劃

及

新股份融資計劃

及

建議調整現有購股權計劃項下若干尚未行使購股權之認購價

獨立財務顧問


KPMG

畢馬威企業財務有限公司

本公司謹訂於二零零六年二月十四日星期二上午十一時正假座香港中環干諾道中3號麗嘉酒店B1樓層宴會廳II舉行股東特別大會（「股東特別大會」），大會通告載於本通函第32至33頁。代表委任表格隨函附奉。無論　閣下能否出席股東特別大會及在會上投票，務請按照代表委任表格列印之指示將其填妥，且無論如何須儘快於大會指定舉行時間48小時前將表格交回本公司在香港之主要營業地點，地址爲香港九龍觀塘鴻圖道51號保華企業中心31樓。填妥及交回代表委任表格後，　閣下仍可依願親身出席股東特別大會或其任何續會，並於會上投票。

二零零六年一月二十七日

* 僅資識別

成功轉型 開拓**中國港口物流業**

Re-engineered for **ports and logistics in China**



保華集團有限公司

PYI Corporation Limited

Interim Report 2006 中期報告

CONTENTS
目 錄

Dear Shareholders,

I am pleased to present to you the interim report and condensed consolidated financial statements of PYI Corporation Limited (the "Company") and its subsidiaries (together with the Company, the "Group") for the six months ended 30 September 2005.

The Group recorded solid financial results for the period under review, with unaudited net profit after tax and minority interests of approximately HK$149 million, an increase of 291% compared with the corresponding period last year. The net profit represented a return on your equity in excess of 6% for the half-year period. Earnings per share rose by 289% to HK10.9 cents per share. Further to the special dividend of HK70 cents per share paid in July 2005, we are pleased to maintain our regular interim dividend of HK1.5 cents per share which will be distributed to our shareholders in February 2006. Further, the Board is still favouring the possible distribution to shareholders of a significant portion of the value to be derived from its divestment of China Strategic Holdings Limited.

The Group has completed the re-positioning of its core business in the development of bulk cargo ports and infrastructure in China during the period under review. This strategic adjustment took a big step in August 2005 following the Company's planned investment in Nantong Port Group, the largest port enterprise in Nantong, Jiangsu Province, China.

The Nantong Port investment will allow us to take advantage of the growth opportunities available in the China marketplace today and position us well for the future development of a comprehensive and integrated transshipment network along the Yangtze River.

Upon commencement of operation of our development at Yangkou Port, a deepwater seaport in Nantong, the synergy generated from the operations of Yangkou Port and Nantong Port will further strengthen our competitiveness in the marketplace.

On 13 September 2005, our new company name of "PYI Corporation Limited", with the adoption of the Chinese name "保華集團有限公司" for identification purpose, was officially approved. The new company name, replacing the former name of "Paul Y. - ITC Construction Holdings Limited", signifies our new business focus on bulk cargo ports and infrastructure development in China.

In line with our strategy to divest non-core businesses, the Company entered into a conditional sale and purchase agreement to dispose of Paul Y. Centre in November 2005, shortly after the period under review. The disposal will enable us to free up capital to finance our investment in bulk cargo port and infrastructure development in China.

各位股東：

本人欣然向　閣下提呈保華集團有限公司（「本公司」）及其附屬公司（連同本公司，統稱「本集團」）截至二零零五年九月三十日止六個月之中期報告及簡明綜合財務報告。

本集團於回顧期間錄得理想之財務業績，未經審核除稅及少數股東權益後溢利淨額約為149,000,000港元，較去年同期增加291%，表示　閣下於本半年期間之股權回報超逾6%，每股盈利上升289%至每股10.9港仙。繼於二零零五年七月派付特別股息每股70港仙後，吾等對能維持固定中期股息在每股1.5港仙感到欣喜，中期股息將於二零零六年二月分派予本公司股東。此外，董事局仍然有意將本公司在撤資中策集團有限公司所帶來之大部份收益分發予股東。

本集團將其核心業務重新定位在中國發展大宗散貨港口及基建，已於本期間告竣。此項策略性調整在本公司於二零零五年八月計劃投資於南通港口集團（中國江蘇省南通市之最大型港口企業）後邁進了一大步。

南通港之投資項目將令本公司可利用現今中國市場之增長機會，並為日後在長江流域開發一個全面而整合之貨運中轉網絡作好準備。

待本公司於洋口港（一個位於南通市之深水港口）發展項目啟動運作後，營運洋口港及南通港所產生之協同效益將進一步提高本公司在市場上之競爭力。

於二零零五年九月十三日，本公司新名稱「PYI Corporation Limited」，連同採納「保華集團有限公司」為供識別用途之中文名稱，已獲正式批准。新公司名稱取代了原有名稱「保華德祥建築集團有限公司」，標誌著本公司將業務重點轉移至中國大宗散貨港口及基建發展。

於回顧期間後不久，為配合本公司出售非核心業務之策略，本公司於二零零五年十一月訂立一份有條件買賣協議以出售保華企業中心。出售事項將讓本公司套現，為投資於中國大宗散貨港口及基建發展提供資金。



The Company holds in the highest regard the interests of its shareholders. A commitment to good corporate governance is central to the Group's management philosophy. Following reform in September 2005 with the retirement of three executive directors and a non-executive director, your Board is now governed by a majority of independent non-executive directors. Continuous efforts are made to formalize best practices in keeping with international standards.

Taking this opportunity, I would like to express my appreciation again to Mr. Chan Fut Yan; Ms. Chau Mei Wah, Rosanna; Mr. Cheung Hon Kit and Mr. Cheung Ting Kau, Vincent; directors who retired during the period under review, for their valuable contribution to the Company throughout the past years. I would also like to extend to our shareholders my warmest seasonal greetings and best wishes for a very happy holiday season and a prosperous New Year.

Yours faithfully,
Dr Chow Ming Kuen, Joseph *OBE, JP*
Chairman

Hong Kong, 13 December 2005

本公司一向注重股東利益，故本集團以維持良好之企業管治水平為其管理哲學。繼二零零五年九月推行革新，三名執行董事及一名非執行董事退任後，董事局現時之大部份成員均為獨立非執行董事。本公司一直致力制定最佳之應用守則，以達至國際標準。

本人謹藉此機會再一次感謝於本期間內退任之董事陳佛恩先生、周美華小姐、張漢傑先生及張定球先生多年來一直對本公司作出寶貴貢獻。本人亦謹此向股東送上深摯祝福，祝願諸位有一個愉快的節日假期，新一年更進一步。

主席
周明權博士 *OBE, JP*
謹啟

香港，二零零五年十二月十三日

I have pleasure to report to Shareholders the performance of PYI Corporation Limited (the "Company") and its subsidiaries (together the "Group") for the six months ended 30 September 2005.

FINANCIAL HIGHLIGHTS

> Turnover	HK$1,792 million	+7%
> Net profit after tax	HK$149 million	+291%
> EPS	HK10.9 cents	+289%
> Interim DPS	HK1.5 cents	Unchanged
> NAV/S	HK$1.75	–15%

REVIEW OF FINANCIAL PERFORMANCE AND POSITIONS

Continuous growth

For the six months period under review, the Group's consolidated turnover was approximately HK$1,792 million (2004: HK$1,679 million), representing an increase of approximately 7% when compared with that of last corresponding period. The increase was mainly attributable to an increase in the Group's business in treasury investment.

The Group's gross profit rose by 60% to some HK$146 million (2004: HK$91 million), representing a gross margin of 8% of the consolidated turnover. Profit before taxation of some HK$175 million was achieved as compared to some HK$47 million for the same period last year. The Group's profit before taxation comprised:

(i) net gain of approximately HK$57 million in construction and other contracting businesses (2004: HK$47 million);
(ii) net gain of approximately HK$34 million in treasury investment (2004: Nil);
(iii) net gain of approximately HK$15 million in property investment (2004: HK$8 million);
(iv) interest income of approximately HK$18 million (2004: HK$20 million);
(v) increase in fair value of investment properties of approximately HK$85 million (2004: Nil);
(vi) net corporate expenses of approximately HK$31 million (2004: HK$36 million);
(vii) finance costs of approximately 6 million (2004: HK$3 million); and
(viii) net gain of approximately HK$3 million from associates and jointly controlled entities (2004: HK$11 million).

Profit for the period attributable to shareholders of the Company was approximately HK$149 million (2004: HK$38 million) and earnings per share was HK10.9 cents (2004: HK2.8 cents).

When compared with the Group's financial positions as at 31 March 2005, total assets decreased by 17% to some HK$5,897 million and net current assets decreased by 57% to some HK$897 million, mainly due to the payment of a special cash dividend totalling approximately HK$957 million in July 2005. Consequently, current assets decreased from 2.1 times to 1.5 times of current liabilities. After accounting for the net profit of approximately HK$149 million net of dividends paid/declared of approximately HK$978 million, equity attributable to shareholders of the Company decreased by 25% to some HK$2,373 million, representing HK$1.75 per share as at 30 September 2005 (31.3.2005: HK$2.32 per share).

本人欣然向股東報告保華集團有限公司(「本公司」)及其附屬公司(統稱「本集團」)截至二零零五年九月三十日止六個月之表現。

財務摘要

> 營業額	1,792,000,000港元	+7%
> 除稅後溢利淨額	149,000,000港元	+291%
> 每股盈利	10.9港仙	+289%
> 每股中期股息	1.5港仙	不變
> 每股資產淨值	1.75港元	–15%

財務表現及狀況回顧

持續增長

於本期間六個月內,本集團之綜合營業額約為1,792,000,000港元(2004: 1,679,000,000港元),較去年同期增加約7%。綜合營業額增加主要是由於本集團之庫務投資業務增加。

本集團之毛利躍升60%至約146,000,000港元(2004: 91,000,000港元),邊際毛利佔綜合營業額8%。除稅前溢利約為175,000,000港元,而去年同期則錄得約47,000,000港元。本集團之除稅前溢利包括:

(i) 建築及其他承包業務之收益淨額約57,000,000港元(2004: 47,000,000港元);
(ii) 庫務投資之收益淨額約34,000,000港元(2004: 無);
(iii) 物業投資之收益淨額約15,000,000港元(2004: 8,000,000港元);
(iv) 利息收入約18,000,000港元(2004: 20,000,000港元);
(v) 投資物業之公平價值增加約85,000,000港元(2004: 無);
(vi) 企業支出淨額約31,000,000港元(2004: 36,000,000港元);
(vii) 融資成本約6,000,000港元(2004: 3,000,000港元);及
(viii) 聯營公司及共同控制機構之收益淨額約3,000,000港元(2004: 11,000,000港元)。

本公司股東應佔期間溢利約為149,000,000港元(2004: 38,000,000港元),而每股盈利則為10.9港仙(2004: 2.8港仙)。

與本集團於二零零五年三月三十一日之財政狀況相比,本集團之總資產減少17%至約5,897,000,000港元,流動資產淨值減少57%至約897,000,000港元,主要原因是於二零零五年七月支付特別現金股息合共約957,000,000港元。因此,流動資產由相當於流動負債之2.1倍減少至1.5倍。計及溢利淨額約149,000,000港元(扣除已派付/宣派股息約978,000,000港元)後,於二零零五年九月三十日,本公司股東應佔之權益減少25%至約2,373,000,000港元,相當於每股1.75港元(31.3.2005: 每股2.32港元)。



Net cash inflow from operations was about HK$167 million and outflow in respect of investing and financing activities was about HK$764 million, resulting in a net decrease in cash of about HK$597 million for the period under review.

經營業務之現金流入淨額約為167,000,000港元，而投資業務及融資活動之現金流出則約為764,000,000港元，導致本期間之現金淨額減少約597,000,000港元。

REVIEW OF OPERATIONS

Port & Infrastructure Development

The rapid economic growth of Mainland China gives rise to a growing demand on the ports and logistics sector which is now the Group's business focus, and it is expected to contribute positively to the Group's future earnings base.

The development of Yangkou Port progressed well during the period under review. In September 2005, an official groundbreaking ceremony was held to signify the commencement of work on the 13-kilometer Yellow Sea Crossing. On completion, the Yellow Sea Crossing will link the 1 square-kilometer man-made island and berthing facilities with the 42 square-kilometer harbour front industrial park. The master planning of the industrial park is also under way.

Completion of the initial phase of Yangkou Port will align with the opening of Sutong Bridge, connecting the Yellow Sea with the southern side of the Yangtze River delta through Nantong. On completion in late 2007, the Sutong Bridge will link up Suzhou and Nantong and cut by half the commuting time between Shanghai and Nantong.

In August 2005, the Group announced a proposed 45% investment in Nantong Port Group at a cost of approximately HK$417 million. This move fits well into the Group's strategy to develop a comprehensive and integrated transshipment network on the Yangtze River.

At present, Nantong Port Group owns a total of 4 major terminals which together operate more than 20 productive berths at Nantong Port, the first major bulk cargo port in the Yangtze River delta.

In 2004, Nantong Port Group achieved a cargo throughput of approximately 33 million tonnes. Currently, it is undertaking major expansion plans, upon completion of which by mid-2006 throughput capacity will be increased by more than 50%.

The proximity in location and the complementary nature of Nantong Port and Yangkou Port not only will allow the Group to build up an effective logistics network but also will offer a comprehensive spectrum of services to shippers in the Yangtze River delta.

Engineering businesses – Paul Y Engineering

For the period under review, Paul Y. Engineering Group Limited ("Paul Y Engineering") and its subsidiaries (the "Paul Y Engineering Group") achieved a gross profit of some HK$98 million as compared to some HK$91 million for the last corresponding period. Net profit after tax attributable to shareholders of Paul Y Engineering for the period was approximately HK$46 million as compared to some HK$37 million for the last corresponding period.

業務回顧

港口及基建發展

中國內地經濟迅速增長，港口及物流業之需求得以與日俱增，故本集團現將業務重點放於港口及物流業，預期將為其未來盈利基礎帶來貢獻。

於回顧期內，洋口港之發展進度理想。一項標誌著長達13公里之黃海大橋動工興建之正式動土儀式已於二零零五年九月舉行，黃海大橋在竣工後將1平方公里之人工島及泊位設施連接到42平方公里之臨港工業園，而工業園之主要規劃已在草擬中。

洋口港首期之完成將可配合蘇通大橋的啟用，而亦透過南通貫通黃海及長江三角洲之南方地區。蘇通大橋於二零零七年底峻工後，屆時便可接通蘇洲及南通，並將上海與南通兩地之往來時間縮減一半。

於二零零五年八月，本集團宣佈建議以成本約417,000,000港元投資於南通港口集團之45%權益，此舉與本集團在長江流域開發一個全面而整合之中轉網絡之策略配應得宜。

目前，南通港口集團擁有合共四家主要碼頭，該四家公司合共在長江三角洲首個主要大宗散貨港口南通港經營超過20座生產泊位。

於二零零四年，南通港口集團之吞吐量約達3,300萬噸。目前，南通港口集團正著手進行主要擴充計劃，竣工後，貨物裝卸量將於二零零六年年中前增加超過50%。

南通港毗鄰洋口港，兩者結合可達相輔相承之效益，不單能為本集團建立高效之物流網絡，亦為長江三角洲之船務公司提供全面服務。

工程業務－保華建業

於本期間內，保華建業集團有限公司(「保華建業」)及其附屬公司(「保華建業集團」)錄得毛利約98,000,000港元，而去年同期則錄得毛利約91,000,000港元。保華建業之股東應佔除稅後溢利淨額約為46,000,000港元，而去年同期則約為37,000,000港元。

During the period, the Paul Y Engineering Group secured new contracts with an aggregate value of approximately HK$1,734 million. At this period end, the value of work remaining increased by 9% to approximately HK$4,933 million when compared with that of the last financial year end. Profile of contracts on hand as at the end of this period is as follows:

期內，保華建業集團取得之新工程合約總值約1,734,000,000港元。於本期間結束時，尚餘之工程價值相較上一個財政年度結束時上升9%至約4,933,000,000港元。於本期間結束時持有之工程合約如下：

		Value of contracts on hand As at 30.9.2005 持有工程合約價值 於30.9.2005 HK$'million 百萬港元	*Value of work remaining As at 30.9.2005 餘下工程價值 於30.9.2005 HK$'million 百萬港元*
Building construction	樓宇建築工程	6,096	3,909
Civil engineering	土木工程	2,266	1,024
		8,362	4,933

Subsequent to the period end, the Paul Y Engineering Group has secured further contracts of approximately HK$165 million.

期結日後，保華建業集團再取得約165,000,000港元之合約。

Property investment

During the period under review, approximately HK$15 million (2004: HK$8 million) of the operating profit was contributed from the business of property investment.

Total value of the Group's property portfolio, excluding those self-used properties, amounted to approximately HK$619 million (31.3.2005: HK$546 million) as at 30 September 2005, equivalent to about 10% (31.3.2005: 8%) of the total assets of the Group. Included in the property portfolio is mainly Paul Y. Centre, the Group's headquarters in Kwun Tong, Kowloon, Hong Kong. The overall rental rate of Paul Y. Centre has increased when compared with that of last period and occupancy rate was maintained at a satisfactory level of around 95% (31.3.2005: 97%) at 30 September 2005.

物業投資

回顧期內，15,000,000港元(2004: 8,000,000港元)之經營溢利為來自物業投資業務。

於二零零五年九月三十日，撇除自用物業，本集團物業投資組合之總值約達619,000,000港元(31.3.2005: 546,000,000港元)，相當於本集團總資產約10%(31.3.2005: 8%)。物業投資組合主要包括本集團位於香港九龍觀塘之總部保華企業中心。於二零零五年九月三十日，保華企業中心之整體租金較去年同期上升，而佔用率則維持在95%左右(31.3.2005: 97%)，成績不俗。

Treasury investment

During the period under review, HK$34 million (31.3.2005: Nil) of the operating profit was contributed from the business of treasury investment.

Total value of the Group's investment securities amounted to approximately HK$58 million (31.3.2005: HK$175 million) as at 30 September 2005, equivalent to about 1% (31.3.2005: 2%) of the total assets of the Group. Portfolio of high-yield loan receivable amounted to approximately HK$489 million (31.3.2005: HK$668 million) as at 30 September 2005, equivalent to about 8% (31.3.2005: 9%) of the total assets of the Group.

庫務投資

回顧期內，34,000,000港元(31.3.2005: 無)之經營溢利來自庫務投資業務。

於二零零五年九月三十日，本集團之投資證券總值約達58,000,000港元(31.3.2005: 175,000,000港元)，相當於本集團總資產約1%(31.3.2005: 2%)。於二零零五年九月三十日，應收高收益貸款組合達約489,000,000港元(31.3.2005: 668,000,000港元)，相當於本集團總資產約8%(31.3.2005: 9%)。



China Strategic

In March 2005, the Company entered into a sale and purchase agreement with an independent third party in relation to the disposal of 135 million shares in China Strategic Holdings Limited ("China Strategic") at HK$0.193 per share. Upon completion of the disposal, the Group's shareholding interest in China Strategic will decrease from 29.4% to approximately 14%, and China Strategic will cease to be an associated company of the Company.

The disposal is conditional upon, inter alia, the completion of a capital reorganisation (including, inter alia, a consolidation of two existing shares into one consolidated share) and a group reorganisation (the "Group Reorganisation") involving in specie distribution of certain assets to shareholders by China Strategic. Hanny Holdings Limited ("Hanny") has in turn proposed a voluntary offer (the "Hanny Offer") to acquire the assets distributed under the Group Reorganisation. Under this offer, the Company will be entitled to receive one Hanny share plus HK$1.80 for every 5 consolidated shares of China Strategic.

Currently, the Board continues to favour a possible distribution to shareholders of a significant portion of the value to be derived from the divestment of China Strategic. However, given that the requisite court approval for effecting the proposed capital reorganisation is yet to be obtained by China Strategic and there is still no definite time frame in relation to the effective date of the Group Reorganisation currently, the Board does not consider it appropriate to make any decision regarding the aforesaid distribution at this stage.

MAJOR EVENT SUBSEQUENT

Disposal of Paul Y. Centre

Subsequent to 30 September 2005, the Group entered into a conditional sale and purchase agreement with a joint venture company effectively owned by Lehman Brothers Holdings Inc., Capital Strategic Investment Limited and Paul Y Engineering for the disposal of Paul Y. Centre (through disposing 100% of the subsidiaries owning Paul Y. Centre) at an agreed gross value of HK$780 million. Such agreed value is derived from a yield rate of 6.28% based on the rental income of approximately HK$49 million for the year ended 31 March 2005. The disposal constitutes a major transaction of the Company and is subject to approval by shareholders in a special general meeting to be convened. Details of this transaction were set out in an announcement of the Company dated 24 November 2005.

中策

二零零五年三月，本公司與一名獨立第三方就以每股0.193港元出售135,000,000股中策集團有限公司（「中策」）股份訂立買賣協議。於出售事項完成時，本集團於中策之持股權益將由約29.4%減至約14%，而中策將不再為本公司之聯營公司。

出售事項須待（其中包括）中策之股本重組（其中包括將兩股現有股份合併為一股合併股份）及集團重組（「集團重組」）（涉及中策向股東實物分派其若干資產）完成後方可作實。錦興集團有限公司（「錦興」）轉而提出自願性收購建議（「錦興收購建議」）以收購根據集團重組獲分派之資產。根據此項收購建議，本公司將有權收取一股錦興股份連1.80港元（按每5股中策合併股份所收取）。

現時，董事局仍然有意將本公司在撤資中策所帶來之大部份收益分發予股東。然而，鑑於中策尚未取得使建議股本重組生效之所需法院批准，及現時尚未落實有關集團重組生效日期之具體時間表，故董事局認為不適宜在現階段就上述分派作出任何決定。

主要結算日後事項

出售保華企業中心

於二零零五年九月三十日後，本集團與由Lehman Brothers Holdings Inc.、資本策略投資有限公司及保華建業實益擁有之合夥經營公司訂立一項有條件買賣協議，按780,000,000港元之協定總值，（透過全數出售擁有保華企業中心之附屬公司）出售保華企業中心。該筆協定價值乃以截至二零零五年三月三十一日止年度之租金收入約49,000,000港元為基準之6.28厘回報率釐定。出售事項構成本公司之主要交易，並須於將召開之股東特別大會上取得股東批准。有關此項交易之詳情載於本公司於二零零五年十一月二十四日發表之公佈內。

LIQUIDITY, FINANCIAL RESOURCES, CAPITAL STRUCTURE AND GEARING RATIO

The Group continues to adopt a prudent funding and treasury policy with regard to its overall business operations. A variety of credit facilities are maintained to meet its working capital requirements. During the period under review, the Group obtained new bank facilities in the amount of HK$45 million, of which HK$22.5 million were used to finance the purchase of a property in Hong Kong and the remaining balance for general working capital purpose. The loans of the Group bear interest at market rates and are with terms of repayment within five years.

As at 30 September 2005, the Group's total borrowings amounted to approximately HK$729 million (31.3.2005: HK$831 million), with HK$432 million (31.3.2005: HK$290 million) repayable within one year and HK$297 million (31.3.2005: HK$541 million) repayable after one year. Cash balances as at 30 September 2005 amounted to approximately HK$672 million (31.3.2005: HK$1,255 million).

As at the period end, HK$662 million (31.3.2005: HK$765 million) of the Group's borrowings bore interest at floating rates and were denominated in Hong Kong dollars, and HK$67 million (31.3.2005: HK$66 million) of the Group's borrowings bore interest at a fixed rate and were denominated in Reminbi. The Group's gearing ratio was 0.31 (31.3.2005: 0.26) which is calculated based on total borrowings of HK$729 million (31.3.2005: HK$831 million) and equity attributable to shareholders of the Company of HK$2,373 million (31.3.2005: HK$3,179 million).

CONTINGENT LIABILITIES

As at 30 September 2005, the Group had contingent liabilities in respect of outstanding performance bonds on construction contracts of approximately HK$131 million (31.3.2005: HK$310 million).

PLEDGE OF ASSETS

As at 30 September 2005, certain of the Group's properties and investment securities with an aggregate value of approximately HK$834 million (31.3.2005: HK$753 million) and the issued shares of certain subsidiaries of the Company and its benefits under certain construction contracts have been pledged to banks and financial institutions to secure general credit facilities granted to the Group.

流動資金、財務來源、資本架構及資本負債比率

本集團繼續就其整體業務營運採納審慎之資金及財務政策，設有多項信貸作為其所需之營運資金。於本期間，本集團取得45,000,000港元之新訂銀行融資，其中22,500,000港元已用作撥付收購一項香港物業之資金，餘額用作一般營運資金。本集團之貸款按市場息率計息，還款期為五年內。

於二零零五年九月三十日，本集團借款共約729,000,000港元(31.3.2005: 831,000,000港元)，其中432,000,000港元(31.3.2005: 290,000,000港元)須於一年內償還，另外297,000,000港元(31.3.2005: 541,000,000港元)須於一年後償還。於二零零五年九月三十日之現金結餘約為672,000,000港元(31.3.2005: 1,255,000,000港元)。

於本期間結束時，本集團借款中之662,000,000港元(31.3.2005: 765,000,000港元)乃按浮動息率計息，並以港元為單位，67,000,000港元(31.3.2005: 66,000,000港元)乃按固定息率計息，並以人民幣為單位。按借款總額729,000,000港元(31.3.2005: 831,000,000港元)及本公司股東應佔之權益2,373,000,000港元(31.3.2005: 3,179,000,000港元)計算，本集團之資本負債比率為0.31(31.3.2005: 0.26)。

或然負債

於二零零五年九月三十日，本集團就仍然有效之建築合約履約擔保書有131,000,000港元(31.3.2005: 310,000,000港元)之或然負債。

資產抵押

於二零零五年九月三十日，本集團總值約834,000,000港元(31.3.2005: 753,000,000港元)之若干物業及投資證券，以及本公司若干附屬公司之已發行股份連同若干建築合約之收益已抵押予銀行及財務機構，為本集團取得一般信貸融資。



COMMITMENTS

As at 30 September 2005, the Group had expenditure contracted but not provided for in the financial statements in respect of acquisition of certain property, plant and equipment in an amount of approximately HK$41 million (31.3.2005: HK$91 million in respect of certain property, plant and equipment and HK$48 million in respect of certain equity investment).

承擔

於二零零五年九月三十日，本集團就收購若干物業、機械及設備之已訂約但未於財務報表內撥備之開支約為41,000,000港元(31.3.2005: 若干物業、機械及設備91,000,000港元及若干股本投資48,000,000港元)。

NUMBER OF EMPLOYEES, REMUNERATION POLICIES AND SHARE OPTION SCHEME

As at 30 September 2005, the Group employed a total of approximately 1,235 full time employees (among which about 1,090 were employed by Paul Y Engineering) (31.3.2005: 1,163). Remuneration packages comprised salary and performance-based bonus. Details of the share option scheme were discussed in the Group's Annual Report for the year ended 31 March 2005. No share option was granted or exercised during the period under review.

僱員人數、酬金政策及購股權計劃

於二零零五年九月三十日，本集團共聘用約1,235名(其中約1,090名乃由保華建業聘用)(31.3.2005: 1,163名)全職僱員。酬金包括薪金及與表現掛鈎之花紅。購股權計劃之詳情請參閱本集團截至二零零五年三月三十一日止年度之年報，期內概無任何購股權獲授出或行使。

INTERIM DIVIDEND

The Board has resolved to pay an interim dividend of HK1.5 cents per share for the six months ended 30 September 2005 (2004: HK1.5 cents per share) to shareholders whose names appear on the register of members of the Company as at the close of business on 11 January 2006. The interim dividend is expected to be paid to shareholders by post on or around 13 February 2006.

The Board has also proposed that the interim dividend should be satisfied by way of a scrip dividend of shares, with an option to elect cash in respect of all or part of such dividend. The market value of the shares to be issued under the scrip dividend proposal will be fixed by reference to the average of the close prices of the Company's shares for the three consecutive trading days ending 11 January 2006 less a discount of five per cent. of such average price or to the par value of the shares, whichever is the higher. The proposed scrip dividend is conditional upon The Stock Exchange of Hong Kong Limited granting listing of, and permission to deal in, the new shares. A circular giving full details of the scrip dividend proposal and a form of election will be sent to shareholders in due course.

中期股息

董事局已決議向於二零零六年一月十一日辦公時間結束時名列本公司股東名冊之股東派付截至二零零五年九月三十日止六個月之中期股息每股1.5港仙(2004: 每股1.5港仙)。中期股息預計於二零零六年二月十三日左右以郵寄方式向股東派付。

董事局亦已建議按以股代息方式派發中期股息，股東可選擇就全部或部份股息選擇收取現金。根據以股代息建議將予發行之股份之市值將參照本公司股份於截至二零零六年一月十一日止連續三個交易日之平均收市價減按該平均價格之5%或股份面值(以較高者為準)計算之折讓而釐定。建議之以股代息須待香港聯合交易所有限公司批准新股份上市及買賣後方可作實。本公司將於適當時間向股東寄發載有有關以股代息建議詳情之通函及選擇表格。

CLOSURE OF THE REGISTER OF MEMBERS

The register of members of the Company will be closed during the period from 9 January 2006 to 11 January 2006, both dates inclusive, during which period no transfer of share(s) of the Company will be effected. In order to qualify for the interim dividend, all transfer of share(s), accompanied by the relevant share certificate(s) with the completed transfer form(s) with overleaf or separately, must be lodged with the Company's branch share registrars in Hong Kong, Secretaries Limited at its new address at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong (effective on 3 January 2006, formerly at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong), for registration not later than 4:00 p.m. on 6 January 2006.

暫停辦理股東登記手續

本公司將於二零零六年一月九日至二零零六年一月十一日(包括首尾兩日)暫停辦理股東登記手續，期內將不會登記任何本公司股份之轉讓。如欲獲派中期股息，所有股份過戶文件連同有關股票及已填妥背頁或獨立之過戶表格，最遲須於二零零六年一月六日下午四時前交回本公司之香港股份過戶登記分處秘書商業服務有限公司以供登記，新地址為香港灣仔皇后大道東28號金鐘匯中心26樓(由二零零六年一月三日起生效，以往之地址為香港灣仔告士打道56號東亞銀行港灣中心地下)。



OUTLOOK

China's GDP grew 9.4% in the first nine months of 2005, while its consumer price index rose 2%. China's central bank sees a continuation of GDP growth and expects it to surpass 9% for 2005.

The momentum of global economic growth is likely to remain relatively steady over the next six months, though moderated somewhat by oil-price volatility and US interest rates rising at a measured pace.

A relatively stable global environment should underpin external demand in China, thus creating a favourable environment for our ports and infrastructure business in the Mainland.

Having secured the spearheading position in the Yangtze River delta, the Group will focus on the development of Yangkou Port as well as the enhancement of capacity and efficiency of Nantong Port Group. In addition to the dry bulk operational skill at Nantong Port Group, the Group is exploring opportunities to invest in liquid bulk terminals in the upper stream of Yangtze River.

With our well defined business focus and a highly liquid balance sheet, we are fully committed to redeploying our resources to the ports and logistics sector in the Mainland and are prepared to maximize the opportunities that lie ahead.

Tom Ko Yuen Lau
Deputy Chairman & Managing Director
13 December 2005

展望

中國之國內生產總值於二零零五年首九個月急升9.4%，而其消費物價指數上升2%，中國中央銀行喜見國內生產總值持續增長，預期二零零五年之國內生產總將超逾9%。

儘管受到油價波動及美國息率溫和上升之輕微影響，全球經濟增長動力有可能於未來六個月內保持穩定。

相當穩定之全球環境將為中國帶來外來需求，從而為本集團之中國內地港口及基建業務締造有利環境。

在長江三角洲取得先峰位置後，本集團將專注於發展洋口港，以及加強吞吐量及南通港口集團之效率。除於南通港口集團之乾貨營運技巧外，本集團正積極研究在長江上游之濕貨碼頭的投資機會。

憑藉本集團之具體業務目標及高流通性之資產負債表，本集團承諾將重新調配資源至中國內地之港口及物流業，並已蓄勢待發，緊抓未來商機。

副主席兼董事總經理
劉高原
二零零五年十二月十三日



Deloitte.
德勤

TO THE BOARD OF DIRECTORS OF
PYI CORPORATION LIMITED
(FORMERLY KNOWN AS PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED)

致**保華集團有限公司**
(前稱保華德祥建築集團有限公司)之
董事局

INTRODUCTION

We have been instructed by the Company to review the interim financial report set out on pages 11 to 29.

緒言

本核數師行奉 貴公司示審閱載於第11至第29頁所載之中期財務報告。

DIRECTORS' RESPONSIBILITIES

The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants and the relevant provisions thereof. The interim financial report is the responsibility of, and has been approved by, the directors.

It is our responsibility to form an independent conclusion, based on our review, on the interim financial report and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

董事之責任

香港聯合交易所有限公司證券上市規則規定 貴公司須遵照香港會計師公會頒佈之香港會計準則第34號「中期財務報告」及有關規定編製中期財務報告。 貴公司之董事須負責編製及審批中期財務報告。

本行負責基於本行對中期財務報告之審閱工作，按照雙方協定委聘條款，純向 台端滙報審核結論而拒作他圖。本行就本報告內容對任何其他人等概不負責。

REVIEW WORK PERFORMED

We conducted our review in accordance with Statement of Auditing Standards 700 "Engagements to Review Interim Financial Reports" issued by the Hong Kong Institute of Certified Public Accountants. A review consists principally of making enquiries of the management and applying analytical procedures to the interim financial report and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the interim financial report.

已完成之審閱工作

本行是按照香港會計師公會頒佈之核數準則第700條「審閱中期財務報告之工作」進行審閱工作。審閱範圍主要包括採用查詢管理方式及分析程序以審閱中期財務報告，而除另行披露者外，評估是否貫徹應用會計政策及呈列方式。審閱範圍以外之審核程序包括測試管理方式及查證資產、負債及交易等。審閱工作涉及之程序遠較核數工作涉及者為少，故其準確性亦較低。因此，本行對中期財務報告不會發表核數意見。

REVIEW CONCLUSION

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial report for the six months ended 30 September 2005.

審閱結論

根據本行審閱(並不構成審核工作)之結果，本行並不察覺須對截至二零零五年九月三十日止六個月之中期財務報告作出任何重大之修改。

Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong
13 December 2005

德勤 • 關黃陳方會計師行
執業會計師
香港
二零零五年十二月十三日

for the six months ended 30 September 2005 截至二零零五年九月三十日止六個月

		Notes 附註	Unaudited 未經審核 Six months ended 30 September 截至九月三十日止六個月 2005 HK$'000 千港元	2004 HK$'000 千港元
Turnover	營業額	4	**1,791,511**	1,678,883
Cost of sales	銷售成本		**(1,645,900)**	(1,588,366)
Gross profit	毛利		**145,611**	90,517
Other income	其他收入	5	**101,906**	21,829
Increase in fair value of investment properties	投資物業之公平價值增加		**85,400**	–
Administrative expenses	行政費用		**(81,369)**	(63,152)
Other expenses	其他費用		**(74,194)**	(9,722)
Finance costs	融資成本		**(6,020)**	(2,900)
Loss on disposal of subsidiaries	出售附屬公司之虧損		**(82)**	–
Write back of impairment loss on interest in an associate	撥回聯營公司權益之減值虧損		**23,289**	–
Loss on dilution of interests in associates	攤薄聯營公司權益所致虧損		**–**	(15,004)
Share of results of associates	攤佔聯營公司業績		**(22,080)**	25,673
Share of results of jointly controlled entities	攤佔共同控制機構業績		**2,101**	118
Profit before taxation	除稅前溢利	6	**174,562**	47,359
Taxation	稅項	7	**(9,421)**	(8,827)
Profit for the period	期間溢利		**165,141**	38,532
Attributable to:	以下人士應佔：			
Equity holders of the Company	本公司之股權持有人		**149,280**	38,144
Minority interests	少數股東權益		**15,861**	388
			165,141	38,532
Dividends	股息	8	**20,380**	20,538
Earnings per share – Basic	每股盈利－基本	9	**10.9 cents仙**	2.8 cents仙



at 30 September 2005 於二零零五年九月三十日

		Notes 附註	Unaudited 未經審核 30.9.2005 HK$'000 千港元	Audited 經審核 31.3.2005 HK$'000 千港元 (Restated) (重新列賬)
NON-CURRENT ASSETS	**非流動資產**			
Property, plant and equipment	物業、機械及設備	10	**222,268**	237,278
Investment properties	投資物業	10	**540,400**	455,000
Project under development	發展中項目	11	**1,838,003**	1,772,455
Prepaid land lease payments	預付土地租賃款項		**129,981**	131,576
Goodwill	商譽		**61,646**	61,646
Interests in associates	聯營公司權益	12	**415,383**	381,209
Interests in jointly controlled entities	共同控制機構權益		**11,645**	9,544
Investments in securities	證券投資		**–**	1,778
Available-for-sale investments	可供出售投資		**2,060**	–
Loans receivable – due after one year	一年後到期之應收貸款		**1,508**	1,508
Amounts due from related companies – due after one year	一年後到期之應收關連公司款項		**779**	779
Other long term investments	其他長期投資		**15,841**	15,481
Deferred tax assets	遞延税項資產		**1,680**	1,680
			3,241,194	3,069,934
CURRENT ASSETS	**流動資產**			
Amounts due from customers for contract works	應收客戶合約工程款項		**192,529**	185,188
Debtors, deposits and prepayments	應收賬款、訂金及預付款項	13	**1,098,666**	1,586,246
Properties held for sale	持作出售物業		**78,245**	91,278
Project under development	發展中項目	11	**34,200**	34,011
Prepaid land lease payments	預付土地租賃款項		**3,190**	3,190
Loans receivable – due within one year	一年內到期之應收貸款		**100,000**	190,401
Investment in securities	證券投資		**–**	173,284
Investments held for trading	持作買賣投資		**55,512**	–
Amounts due from related companies	應收關連公司款項		**240,077**	346,102
Amounts due from associates	應收聯營公司款項		**181,750**	168,683
Taxation recoverable	可收回税款		**134**	7,506
Short term bank deposits, bank balances and cash	短期銀行存款、銀行結存及現金		**671,681**	1,254,556
			2,655,984	4,040,445

at 30 September 2005 於二零零五年九月三十日

		Notes 附註	Unaudited 未經審核 30.9.2005 HK$'000 千港元	Audited 經審核 31.3.2005 HK$'000 千港元 (Restated) (重新列賬)
CURRENT LIABILITIES	**流動負債**			
Amounts due to customers for contract works	應付客戶合約工程款項		**441,885**	435,198
Creditors and accrued expenses	應付賬款及應計開支	14	**825,520**	1,076,195
Amounts due to associates	應付聯營公司款項		**2,907**	2,804
Amounts due to jointly controlled entities	應付共同控制機構款項		**20,766**	20,766
Amount due to a minority shareholder	應付少數股東款項		**1,368**	104,833
Loan from a minority shareholder	少數股東貸款		**172,697**	–
Dividend payable	應付股息		**32,487**	–
Taxation payable	應付稅項		**2,342**	1,882
Bank borrowings – due within one year	一年內到期之銀行借款		**259,420**	289,960
			1,759,392	1,931,638
NET CURRENT ASSETS	**流動資產淨值**		**896,592**	2,108,807
TOTAL ASSETS LESS CURRENT LIABILITIES	**總資產減流動負債**		**4,137,786**	5,178,741
NON-CURRENT LIABILITIES	**非流動負債**			
Loan from a minority shareholder	少數股東貸款		**–**	241,000
Bank borrowings – due after one year	一年後到期之銀行借款		**296,875**	300,000
Deferred tax liabilities	遞延稅項負債		**927,373**	923,020
			1,224,248	1,464,020
			2,913,538	3,714,721
CAPITAL AND RESERVES	**資本及儲備**			
Share capital	股本	15	**135,868**	136,920
Reserves	儲備		**2,237,599**	3,041,906
Equity attributable to equity holders of the Company	本公司之股權持有人應佔權益		**2,373,467**	3,178,826
Minority interests	少數股東權益		**540,071**	535,895
TOTAL EQUITY	**總權益**		**2,913,538**	3,714,721



for the six months ended 30 September 2005 截至二零零五年九月三十日止六個月

		Attributable to equity holders of the Company 本公司之股權持有人應佔										
		Share capital 股本 HK$'000 千港元	Share premium 股份溢價 HK$'000 千港元	Special reserve 特別儲備 HK$'000 千港元	Capital reserve 資本儲備 HK$'000 千港元	Investment revaluation reserve 投資重估儲備 HK$'000 千港元	Other reserve 其他儲備 HK$'000 千港元	Translation reserve 匯兑儲備 HK$'000 千港元	Accumulated (losses) profits 累計(虧損)溢利 HK$'000 千港元	Sub-total 小計 HK$'000 千港元	Minority interests 少數股東權益 HK$'000 千港元	Total 合計 HK$'000 千港元
At 1 April 2005	於二零零五年四月一日											
– as originally stated	–原先列報	136,920	184,811	124,695	2,480,000	-	-	(561)	253,898	3,179,763	535,895	3,715,658
– effect of changes in accounting policies *(Note 3)*	–會計政策更改之影響 (附註3)	-	-	-	-	-	(1,113)	-	28,530	27,417	530	27,947
– as restated	–重新列賬	136,920	184,811	124,695	2,480,000	-	(1,113)	(561)	282,428	3,207,180	536,425	3,743,605
Exchange difference arising from translation of overseas operations	因換算海外業務而產生之匯兑差額	-	-	-	-	-	-	4,776	-	4,776	-	4,776
Deficit on revaluation of investments	重估投資之虧絀	-	-	-	-	(1,075)	-	-	-	(1,075)	(163)	(1,238)
Share of other reserve of an associate	攤佔聯營公司其他儲備	-	-	-	-	-	6,149	-	-	6,149	-	6,149
Share of translation reserve of an associate	攤佔聯營公司匯兑儲備	-	-	-	-	-	-	(678)	-	(678)	-	(678)
Net income (expense) recognised directly in equity	直接於股權確認之收入(開支)淨額	-	-	-	-	(1,075)	6,149	4,098	-	9,172	(163)	9,009
Profit for the period	期間溢利	-	-	-	-	-	-	-	149,280	149,280	15,861	165,141
Total recognised income and expense for the period	期間已確認收支總額	-	-	-	-	(1,075)	6,149	4,098	149,280	158,452	15,698	174,150
Share repurchase	購回股份	(1,052)	(13,556)	-	-	-	-	-	-	(14,608)	-	(14,608)
Transferred from capital reserve	轉撥自資本儲備	-	-	-	(2,480,000)	-	-	-	2,480,000	-	-	-
Dividends paid and payable	已付及應付股息	-	-	-	-	-	-	-	(977,557)	(977,557)	(12,052)	(989,609)
At 30 September 2005	**於二零零五年九月三十日**	**135,868**	**171,255**	**124,695**	**-**	**(1,075)**	**5,036**	**3,537**	**1,934,151**	**2,373,467**	**540,071**	**2,913,538**
At 1 April 2004	於二零零四年四月一日	134,525	187,370	124,933	2,480,000	-	6,521	83,356	(245,833)	2,770,872	10,448	2,781,320
Exchange difference arising from translation of overseas operations	因換算海外業務而產生匯兑差額	-	-	-	-	-	-	(29,063)	-	(29,063)	-	(29,063)
Share of other reserves of an associate	攤佔聯營公司其他儲備	-	-	-	-	-	7	-	-	7	-	7
Share of translation reserve of an associate	攤佔聯營公司匯兑儲備	-	-	-	-	-	-	(1,493)	-	(1,493)	-	(1,493)
Net income (expense) recognised directly in equity	直接於股權確認之收入(開支)淨額	-	-	-	-	-	7	(30,556)	-	(30,549)	-	(30,549)
Profit for the period	期間溢利	-	-	-	-	-	-	-	38,144	38,144	388	38,532
Realised on dilution of interests in associates	於聯營公司之權益攤薄時變現	-	-	-	-	-	(185)	(190)	-	(375)	-	(375)
Total recognised income and expense for the period	期間已確認收支總額	-	-	-	-	-	(178)	(30,746)	38,144	7,220	388	7,608
Share issue expenses	發行股份費用	-	(26)	-	-	-	-	-	-	(26)	-	(26)
Acquisition of subsidiaries	收購附屬公司	-	-	-	-	-	-	-	-	-	363,229	363,229
Dividends paid	已付股息	-	-	-	-	-	-	-	(20,179)	(20,179)	-	(20,179)
At 30 September 2004	於二零零四年九月三十日	134,525	187,344	124,933	2,480,000	-	6,343	52,610	(227,868)	2,757,887	374,065	3,131,952

Other reserve represents the statutory reserves required by the relevant rules and regulations of the People's Republic of China applicable to the Company's associates.

其他儲備指中華人民共和國適用於本公司聯營公司之相關規則及法規規定之法定儲備。

for the six months ended 30 September 2005 截至二零零五年九月三十日止六個月

		Unaudited 未經審核 Six months ended 30 September 截至九月三十日止六個月	
		2005 HK$'000 千港元	2004 HK$'000 千港元
NET CASH FROM OPERATING ACTIVITIES	**來自經營業務之現金淨額**	**167,411**	65,927
NET CASH FROM (USED IN) INVESTING ACTIVITIES	**來自(用於)投資業務之現金淨額**	**335,331**	(246,905)
NET CASH (USED IN) FROM FINANCING ACTIVITIES	**(用於)來自融資活動之現金淨額**		
Dividends paid	已付股息	**(957,122)**	–
Repayment of bank borrowings	償還銀行借款	**(269,126)**	(31,850)
New bank borrowings raised	新籌措銀行借款	**221,139**	10,000
Loan repaid to minority shareholders	償還少數股東貸款	**(68,303)**	(4,630)
Loan advanced from a minority shareholder	少數股東墊付之貸款	**–**	241,000
Payment for repurchase of shares	就購回股份支付之款項	**(14,478)**	–
Share repurchase expenses	股份購回開支	**(130)**	(26)
Interest paid	已付利息	**(11,919)**	(4,389)
Amount repaid to a jointly controlled entity	償還共同控制機構款項	**–**	(34,824)
		(1,099,939)	175,281
NET DECREASE IN CASH AND CASH EQUIVALENTS	**現金及與現金等值項目減少淨額**	**(597,197)**	(5,697)
CASH AND CASH EQUIVALENTS BROUGHT FORWARD	**現金及與現金等值項目承前**	**1,247,572**	233,207
CASH AND CASH EQUIVALENTS CARRIED FORWARD	**現金及與現金等值項目結轉**	**650,375**	227,510
ANALYSIS OF THE BALANCES OF CASH AND CASH EQUIVALENTS	**現金及與現金等值項目結存分析**		
Short term bank deposits, bank balances and cash	短期銀行存款、銀行結存及現金	**671,681**	239,534
Bank overdrafts	銀行透支	**(21,306)**	(12,024)
		650,375	227,510



for the six months ended 30 September 2005

截至二零零五年九月三十日止六個月

1. **BASIS OF PREPARATION**

The condensed consolidated financial statements have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA").

2. **SIGNIFICANT ACCOUNTING POLICIES**

The condensed consolidated financial statements have been prepared on the historical cost basis, except for certain properties and financial instruments, which are measured at fair values or revalued amounts, as appropriate.

The accounting policies used in the condensed consolidated financial statements are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31 March 2005, except that, in the current period, the Group has applied, for the first time, a number of new Hong Kong Financial Reporting Standards ("HKFRSs"), HKASs and Interpretations ("Int") (hereinafter collectively referred to as "new HKFRSs") issued by the HKICPA that are effective for accounting periods beginning on or after 1 January 2005. The application of the new HKFRSs has resulted in a change in the presentation of the income statement, balance sheet and the statement of changes in equity. In particular, the presentation of minority interests and share of tax of associates/jointly controlled entities have been changed. The changes in presentation have been applied retrospectively. In addition, the adoption of the new HKFRSs has resulted in changes to the Group's accounting policies in the following areas that have an effect on how the results for the current or prior accounting periods are prepared and presented:

Share-based payment

In the current year, the Group has applied HKFRS 2 "Share-based Payment" which requires an expense to be recognised where the Group buys goods or obtains services in exchange for shares or rights over shares ("equity-settled transactions"), or in exchange for other assets equivalent in value to a given number of shares or rights over shares ("cash-settled transactions"). The principal impact of HKFRS 2 on the Group is in relation to the expensing of the fair value of share options granted to directors and employees of the Group, determined at the date of grant of the share options, over the vesting period. Prior to the application of HKFRS 2, the Group did not recognise the financial effect of these share options until they were exercised. The Group has applied HKFRS 2 to share options granted on or after 1 April 2005. In relation to share options granted before 1 April 2005, the Group chooses not to apply HKFRS 2 with respect to share options granted on or before 7 November 2002 and share options that were granted after 7 November 2002 and had vested on 1 April 2005 in accordance with the relevant transitional provisions. As all the share options had vested before 1 April 2005, the adoption of HKFRS 2 has had no material effect on the results for the current or prior periods. Accordingly, no prior period adjustment has been required.

1. **編製基準**

簡明綜合財務報表乃根據香港聯合交易所有限公司證券上市規則附錄16之適用披露規定及香港會計師公會(「香港會計師公會」)頒佈之香港會計準則(「香港會計準則」)第34號「中期財務申報」編製。

2. **主要會計政策**

除若干物業及金融工具乃按公平價值或重估款額(如適用)估量外，簡明綜合財務報表乃根據歷史成本法編製。

編製本簡明綜合財務報表採納之會計政策與本集團截至二零零五年三月三十一日止年度之週年財務報表所採納者相符，惟於本期間，本集團首次採納由香港會計師公會頒佈之多項新訂香港財務報告準則(「香港財務報告準則」)、香港會計準則及詮釋(「詮釋」)(下文統稱「新訂香港財務報告準則」)。該等準則於二零零五年一月一日或以後開始之會計期間生效。採納新訂香港財務報告準則導致收益表、資產負債表及股權變動表之呈報方式有所改變。尤其是少數股東權益及攤佔聯營公司／共同控制機構稅項之呈報方式有所改變。此等呈報方式變動已追溯應用。此外，採納新訂香港財務報告準則導致本集團在以下範疇之會計政策出現變動，對現行或以往會計期間之業績編製及呈列方式構成影響：

以股份支付之款項

於本年度內，本集團已採納香港財務報告準則第2號「以股份支付之款項」，該準則規定本集團以股份或股權換購貨品或換取服務(「股本結算交易」)或以某數量之股份或股權換取等值之其他資產(「現金結算交易」)時，均須確認為開支。香港財務報告準則第2號對本集團之主要影響為授予本集團董事及僱員之購股權在授出當日決定其公平價值，並於歸屬期內列作開支。於採納香港財務報告準則第2號前，本集團只有在購股權獲行使時才確認其財務影響。本集團採納之香港財務報告準則第2號適用於二零零五年四月一日或之後授出之購股權。有關於二零零五年四月一日之前授出之購股權，根據相關過渡性條文，本集團選擇不就於二零零二年十一月七日或之前授出之購股權及於二零零二年十一月七日之後授出而其權益歸屬期乃於二零零五年四月一日前之購股權採納香港財務報告準則第2號。由於所有購股權已於二零零五年四月一日前歸屬，因此採納香港財務報告準則第2號對本期間或以往期間之業績並無任何重大影響。故此，毋須作出任何前期調整。



2. SIGNIFICANT ACCOUNTING POLICIES – continued

Business combinations

In the current period, the Group has applied HKFRS 3 "Business Combinations" which is effective for business combinations for which the agreement date is on or after 1 January 2005. The principal effects of the application of HKFRS 3 to the Group are summarised below:

Goodwill

In previous periods, goodwill arising on acquisitions before 1 April 2005 was capitalised and amortised over its estimated useful life. In the current period, the Group has applied the relevant transitional provisions in HKFRS 3 pursuant to which the Group has discontinued amortising such goodwill from 1 April 2005 onwards and goodwill will be tested for impairment at least annually. Goodwill arising on acquisitions after 1 January 2005 is measured at cost less accumulated impairment losses (if any) after initial recognition. As a result of this change in accounting policy, no amortisation of goodwill has been charged in the current period. Comparative figures have not been restated.

Leasehold interest in land and sea use rights

In previous periods, owner-occupied leasehold land and buildings were included in property, plant and equipment and measured using the cost model. In the current period, the Group has applied HKAS 17 "Leases". Under HKAS 17, the land and buildings elements of a lease of land and buildings are considered separately for the purposes of lease classification, unless the lease payments cannot be allocated reliably between the land and buildings elements, in which case, the entire lease is generally treated as a finance lease. To the extent that the allocation of the lease payments between the land and buildings elements can be made reliably, the leasehold interests in land are reclassified to "prepaid lease payments" under operating leases, which are carried at cost and amortised over the lease term on a straight-line basis. This change in accounting policy has been applied retrospectively. Alternatively, where the allocation between the land and buildings elements cannot be made reliably, the leasehold interests in land continue to be accounted for as property, plant and equipment.

Previously, sea use rights held for undetermined future use were carried at cost less impairment. Under HKAS 17, such sea use rights are classified as prepaid lease payments under operating leases, carried at cost and amortised on a straight-line basis over the lease term. In the absence of any specific transitional provisions in HKAS 17, such change in accounting policy has been applied retrospectively. Comparative figures have been adjusted in order to reflect the cumulative amortisation charge for the sea use rights. The amortisation charge is included as part of the development cost of the project.

2. 主要會計政策－續

業務合併

在本期間，本集團已採用香港財務報告準則第3號「業務合併」，該準則適用於協議日期為二零零五年一月一日或以後之業務合併。應用香港財務報告準則第3號對本集團之主要影響概述如下：

商譽

於以往期間，因於二零零五年四月一日前進行收購而產生之商譽於其估計可使用年期內資本化及攤銷。於本期間，本集團已採用香港財務報告準則第3號之相關過渡性條文，據此本集團由二零零五年四月一日起停止攤銷該商譽，以及最低限度每年對商譽進行一次減值評估。因於二零零五年一月一日後進行收購而產生之商譽於初次確認後乃按成本減累積減值虧損(如有)估量。因此會計政策之變動，本期間並無計入任何商譽攤銷。比較數字並無予以重列。

土地及海域使用權之租賃權益

於以往期間，業主自用之租賃土地及樓宇均計入物業、機械及設備，並以成本模式估量。於本期間，本集團已應用香港會計準則第17號「租賃」。根據香港會計準則第17號，土地及樓宇租賃之土地及樓宇部份應視乎租賃分類而獨立入賬，惟租賃款項若未能可靠地於土地及樓宇部份之間作出分配，則於此情況下整份租賃一概視為融資租賃。若租賃款項能可靠地於土地及樓宇部份之間作出分配，則於土地之租賃權益應重新分類為經營租賃下之「預付租賃土地款項」，並以成本入賬及按直線法於租賃期攤銷。此項會計政策變動已作出追溯應用。另外，若租賃款項未能可靠地於土地及樓宇部份之間作出分配，則土地之租賃權益將繼續入賬列作物業、機械及設備。

以往，持作未決定未來用途之海域使用權乃按成本扣除減值列賬。根據香港會計準則第17號，該等海域使用權分類為經營租賃下之預付租賃款項，並以成本入賬及按直線法於租賃期攤銷。在香港會計準則第17號並無任何特定過渡性條文之情況下，該項會計政策變動已作出追溯應用。比較數字已作調整，以反映海域使用權之累積攤銷開支。攤銷開支列作有關項目之開發成本之一部份。



2. SIGNIFICANT ACCOUNTING POLICIES – continued

Investment properties

In the current period, the Group has applied HKAS 40 "Investment Property" and has elected to use the fair value model to account for its investment properties which requires gains or losses arising from changes in the fair value of investment properties to be recognised directly in profit or loss for the period in which they arise. In previous periods, investment properties under SSAP 13 "Accounting for Investment Properties" were measured at open market values, with revaluation surplus or deficit credited or charged to investment property revaluation reserve unless the balance on this reserve was insufficient to cover a revaluation decrease, in which case the excess of the revaluation decrease over the balance on the investment property revaluation reserve was charged to the income statement. Where a decrease had previously been charged to the income statement and a revaluation increase subsequently arose, that increase was credited to the income statement to the extent of the decrease previously charged. The adoption of HKAS 40 has had no material effect on the results for the current or prior periods. Accordingly, no prior period adjustment has been required.

Financial instruments

In the current period, the Group has applied HKAS 32 "Financial Instruments: Disclosure and Presentation" and HKAS 39 "Financial Instruments: Recognition and Measurement". HKAS 32 requires retrospective application. The application of HKAS 32 has had no material effect on the presentation of financial instruments in the financial statements of the Group. HKAS 39, which is effective for accounting periods beginning on or after 1 January 2005, generally does not permit to recognise, derecognise or measure financial assets and liabilities on a retrospective basis. The principal effects resulting from the implementation of HKAS 39 are summarised below:

Classification and measurement of financial assets and financial liabilities

The Group has applied the relevant transitional provisions in HKAS 39 with respect to classification and measurement of financial assets and financial liabilities that are within the scope of HKAS 39.

By 31 March 2005, the Group classified and measured its equity securities in accordance with the benchmark treatment of Statement of Standard Accounting Practice 24 "Accounting for Investments in Securities" ("SSAP 24"). Under SSAP 24, investments in equity securities are classified as "investment securities" or "other investments" as appropriate. "Investment securities" are carried at cost less impairment losses (if any) while "other investments" are measured at fair value, with unrealised gains or losses included in the profit or loss. From 1 April 2005 onwards, the Group has classified and measured its equity securities in accordance with HKAS 39. Under HKAS 39, financial assets are classified as "financial assets at fair value through profit or loss" or "available-for-sale financial assets". The classification depends on the purpose for which the assets are acquired. "Financial assets at fair value through profit or loss" and "available-for-sale financial assets" are carried at fair value, with changes in fair values recognised in income statement and equity, respectively. Balance of the Group's investment securities was remeasured at fair value with an adjustment of HK$1,521,000 to the previous carrying amounts of assets and the Group's accumulated profits at 1 April 2005, which will be released to the income statement upon disposal or impairment of the relevant available-for-sale investments.

2. 主要會計政策－續

投資物業

於本期間，本集團採用香港會計準則第40號「投資物業」，並已選擇採用公平價值模式處理其投資物業，據此須將投資物業公平價值變動產生之損益，直接在其所產生之期間於收益表內確認。於以往期間，在會計實務準則第13號「投資物業之會計處理方法」下之投資物業乃按公開市值估量，而重估盈餘或虧絀計入或在投資物業重估儲備內扣除，除非此一儲備項下之餘額不足以抵銷重估減值，在此情況下重估減值超出投資物業重估儲備餘額之部份在收益表內扣除。倘以往曾在收益表內扣除之減值惟其後出現重估升值，則以之前已扣除之減值為限將進賬計入收益表。採用香港會計準則第40號對本期間或以往期間之業績並無任何重大影響。因此，毋須作出任何往期調整。

金融工具

於本期間，本集團已採用香港會計準則第32號「金融工具：披露及呈列」及香港會計準則第39號「金融工具：確認及估量」。香港會計準則第32號規定追溯應用。應用香港會計準則第32號對本集團之財務報表內金融工具之呈列方式並無任何重大影響。於二零零五年一月一日或以後開始之會計期間生效之香港會計準則第39號，一般不允許按追溯基準確認、不予確認或估量金融資產及負債。採納香港會計準則第39號所導致之主要影響概述如下：

金融資產及金融負債之分類及估量

本集團已就香港會計準則第39號所指範圍內之金融資產及金融負債之分類及估量，採用香港會計準則第39號之相關過渡性條文。

於二零零五年三月三十一日前，本集團根據會計實務準則第24號「證券投資之會計處理方法」(「會計實務準則第24號」)之標準處理方法將其股本證券分類及估量。根據會計實務準則第24號，股本證券投資分類為「投資證券」或「其他投資」(如適用)。「投資證券」乃按成本扣除減值虧損(如有)列賬，而「其他投資」則按公平價值估量，未變現收益或虧損列入收益表。由二零零五年四月一日起，本集團已根據香港會計準則第39號將其股本證券分類及估量。根據香港會計準則第39號，金融資產分類為「按公平價值誌入收益表之金融資產」或「可供出售之金融資產」。分類須視乎收購資產之目的而定。「按公平價值誌入收益表之金融資產」及「可供出售之金融資產」乃按公平價值列賬，公平價值之變動分別於收益表及權益中確認。本集團之投資證券之結餘乃按公平價值重新估量，並對資產過往之賬面值及本集團於二零零五年四月一日之累積溢利調整1,521,000港元，將於相關可供銷售投資出售或減值後撥入收益表。



2. **SIGNIFICANT ACCOUNTING POLICIES – continued**

Financial instruments – continued

Financial assets and financial liabilities other than debt and equity securities

From 1 April 2005 onwards, the Group classifies and measures its financial assets and financial liabilities other than debt and equity securities (which were previously outside the scope of SSAP 24) in accordance with the requirements of HKAS 39. Under HKAS 39, financial assets are classified as "financial assets at fair value through profit or loss", "available-for-sale financial assets", "loans and receivables" or "held-to-maturity financial assets". Financial liabilities are generally classified as "financial liabilities at fair value through profit or loss" or "financial liabilities other than financial liabilities at fair value through profit or loss (other financial liabilities)". "Other financial liabilities" are carried at amortised cost using the effective interest method.

2. **主要會計政策－續**

金融工具－續

除債務及股本證券以外之金融資產及金融負債

由二零零五年四月一日起，本集團根據香港會計準則第39號之規定，對除債務及股本證券以外之金融資產及金融負債(以往不在會計實務準則第24號之範圍內)進行分類及估量。根據香港會計準則第39號，金融資產乃分類為「按公平價值誌入收益表之金融資產」、「可供出售之金融資產」、「貸款及應收款項」或「持有至到期之金融資產」。金融負債一般分類為「按公平價值誌入收益表之金融負債」或「除按公平價值誌入收益表之金融負債以外之金融負債(其他金融負債)」。「其他金融負債」乃按使用實際利率法計算之已攤銷成本列賬。

3. **SUMMARY OF THE EFFECTS OF CHANGES IN ACCOUNTING POLICIES**

The financial effects of the changes in accounting policies described above are summarised as follows:

(a) **Effects on the results for the current and prior periods:**

3. **會計政策更改之影響概要**

上述會計政策更改之財務影響概述如下：

(a) **對本期間及過往期間之業績之影響：**

		Six months ended 30 September *截至九月三十日止六個月* *2005* *HK$'000* *千港元*	 *2004* *HK$'000* *千港元*
Decrease in amortisation of goodwill	商譽攤銷之減少	**3,712**	–
Increase in share of loss of an associate	攤佔聯營公司虧損增加	**(14,217)**	–
Decrease in profit for the period	期間溢利減少	**(10,505)**	–



3. **SUMMARY OF THE EFFECTS OF CHANGES IN ACCOUNTING POLICIES – continued**

(b) Effects on the balance sheet as at 31 March 2005 and 1 April 2005:

3. 會計政策更改之影響概要－續

(b) 對於二零零五年三月三十一日及二零零五年四月一日之資產負債表之影響：

		As at 31.3.2005 於 31.3.2005 HK$'000 千港元 (originally stated) (原先列賬)	Effect of HKAS 17 香港會計準則第17號之影響 HK$'000 千港元	Share of effect of changes in accounting policies on an associate 攤佔會計政策更改對聯營公司之影響 HK$'000 千港元 (Note) (附註)	As at 31.3.2005 於 31.3.2005 HK$'000 千港元 (restated) (重新列賬)	Effect of HKAS 39 香港會計準則第39號之影響 HK$'000 千港元	Share of effect of changes in accounting policies on an associate 攤佔會計政策更改對聯營公司之影響 HK$'000 千港元 (Note) (附註)	As at 1.4.2005 於 1.4.2005 HK$'000 千港元 (restated) (重新列賬)
Effects on assets and liabilities:	對資產及負債之影響：							
Property, plant and equipment	物業、機械及設備	372,044	(134,766)	–	237,278	–	–	237,278
Project under development	發展中項目							
– non-current	－非流動	1,806,466	(34,011)	–	1,772,455	–	–	1,772,455
– current	－流動	–	34,011	–	34,011	–	–	34,011
Prepaid land lease payments	預付土地租賃款項							
– non-current	－非流動	–	131,576	–	131,576	–	–	131,576
– current	－流動	–	3,190	–	3,190	–	–	3,190
Interests in associates	聯營公司權益	382,146	–	(937)	381,209	–	27,363	408,572
Investments in securities	證券投資							
– non-current	－非流動	1,778	–	–	1,778	(1,778)	–	–
– current	－流動	173,284	–	–	173,284	(173,284)	–	–
Available-for-sale investments	可供出售投資	–	–	–	–	3,299	–	3,299
Investments held for trading	持作買賣投資	–	–	–	–	173,284	–	173,284
		2,735,718	–	(937)	2,734,781	1,521	27,363	2,763,665
Effects on equity:	對股本之影響：							
Other reserve	其他儲備	–	–	–	–	–	(1,113)	(1,113)
Accumulated profits	累積溢利	253,898	–	(937)	252,961	991	28,476	282,428
Minority interests	少數股東權益	535,895	–	–	535,895	530	–	536,425
		789,793	–	(937)	788,856	1,521	27,363	817,740

Note:

The share of effect of changes in accounting policies arose from the adoption of Int 2 "The Appropriate Accounting Policies for Hotel Properties", HKAS 39 "Financial Instruments: Recognition and Measurement" and HKFRS 3 "Business Combinations" by the Group's associate.

附註：

攤佔會計政策更改之影響乃因本集團之聯營公司採納詮釋第2號「酒店物業之適當會計政策」、香港會計準則第39號「金融工具：確認及估量」及香港財務報告準則第3號「業務合併」而產生。



4. SEGMENT INFORMATION

For management purposes, the Group's operations are currently organised into seven operating divisions namely building construction, civil engineering, project management, facilities management, port and infrastructure development, treasury investment and property investment. These divisions are the basis on which the Group reports its primary segment information.

Business segment information for the six months ended 30 September 2005 is presented below:

4. 分部資料

就管理方面而言，本集團之業務現分為七大營運部門，分別為樓宇建築工程、土木工程、項目管理、設施管理、港口及基建發展、庫務投資及物業投資。此等部門乃本集團匯報主要分部資料之基準。

截至二零零五年九月三十日止六個月之業務分部資料如下：

		Building construction 樓宇建築工程 HK$'000 千港元	Civil engineering 土木工程 HK$'000 千港元	Project management 項目管理 HK$'000 千港元	Facilities management 設施管理 HK$'000 千港元	Treasury investment 庫務投資 HK$'000 千港元	Property investment 物業投資 HK$'000 千港元	Others 其他 HK$'000 千港元	Eliminations 對銷 HK$'000 千港元	Consolidated 綜合 HK$'000 千港元
TURNOVER	**營業額**									
External	對外	1,008,967	438,146	6,044	1,919	307,639	28,796	-	-	1,791,511
Inter-segment	分部之間	-	50,210	-	-	-	9,659	-	(59,869)	-
Total	總額	1,008,967	488,356	6,044	1,919	307,639	38,455	-	(59,869)	1,791,511
RESULT	**業績**									
Segment result	分部業績	37,356	14,270	3,899	1,702	33,776	14,656	-		105,659
Interest income	利息收入									17,477
Increase in fair value of investment properties	投資物業之公平價值增加	-	-	-	-	-	85,400	-	-	85,400
Unallocated corporate expenses	未分配企業開支									(31,182)
Finance costs	融資成本									(6,020)
Loss on disposal of subsidiaries	出售附屬公司之虧損									(82)
Write back of impairment loss on interest in an associate	撥回聯營公司權益之減值虧損	-	-	-	-	23,289	-	-	-	23,289
Share of results of associates	攤佔聯營公司業績	620	31	608	-	(23,339)	-	-	-	(22,080)
Share of results of jointly controlled entities	攤佔共同控制機構業績	260	1,841	-	-	-	-	-	-	2,101
Profit before taxation	除稅前溢利									174,562



4. SEGMENT INFORMATION – continued

Business segment information for the six months ended 30 September 2004 is presented below:

4. 分部資料－續

截至二零零四年九月三十日止六個月之業務分部資料如下：

		Building construction 樓宇建築工程 HK$'000 千港元	Civil engineering 土木工程 HK$'000 千港元	Project management 項目管理 HK$'000 千港元	Facilities management 設施管理 HK$'000 千港元	Treasury investment 庫務投資 HK$'000 千港元	Property investment 物業投資 HK$'000 千港元	Others 其他 HK$'000 千港元	Eliminations 對銷 HK$'000 千港元	Consolidated 綜合 HK$'000 千港元
TURNOVER	**營業額**									
External	對外	1,251,056	406,565	–	–	–	21,262	–	–	1,678,883
Inter-segment	分部之間	–	1,810	–	–	–	7,876	–	(9,686)	–
Total	總額	1,251,056	408,375	–	–	–	29,138	–	(9,686)	1,678,883
RESULT	**業績**									
Segment result	分部業績	17,047	30,267	–	–	–	8,481	–		55,795
Interest income	利息收入									20,344
Unallocated corporate expenses	未分配企業開支									(36,667)
Finance costs	融資成本									(2,900)
Loss on dilution of interests in associates	攤薄聯營公司權益之虧損	–	–	–	–	–	–	(15,004)	–	(15,004)
Share of results of associates	攤佔聯營公司業績	1,938	(5)	–	–	–	–	23,740	–	25,673
Share of results of jointly controlled entities	攤佔共同控制機構業績	–	118	–	–	–	–	–	–	118
Profit before taxation	除稅前溢利									47,359

Inter-segment revenue is charged at market price or, where no market price is available, at terms determined and agreed by both parties.

分部之間收益乃按市場價格收取或（倘無可參考之市場價格）按雙方釐定及同意之條款收取。

There is no contribution to the Group's turnover and results from business segment of port and infrastructure development during both periods.

於兩個期間內，港口及基建發展業務分部對本集團之營業額及業績並未有貢獻。



5. OTHER INCOME 5. 其他收入

		Six months ended 30 September 截至九月三十日止六個月	
		2005 HK$'000 千港元	2004 HK$'000 千港元
Gain on disposal of investment properties	出售投資物業之收益	**–**	1,129
Interest income	利息收入	**17,477**	20,344
Recovery of interest and legal expenses in connection with a court action against an ex-shareholder of a former associate	收回有關針對前聯營公司之前股東而提出之法庭訴訟之利息及法律費用	**79,928**	–
Dividend income	股息收入	**–**	356
Write back of allowance for doubtful debts	撥回呆賬撥備	**4,501**	–
		101,906	21,829

6. PROFIT BEFORE TAXATION 6. 除税前溢利

Profit before taxation has been arrived at after charging:

除税前溢利已扣除：

		Six months ended 30 September 截至九月三十日止六個月	
		2005 HK$'000 千港元	2004 HK$'000 千港元
Depreciation and amortisation of property, plant and equipment	物業、機械及設備之折舊及攤銷		
Owned assets	自置資產	**19,318**	27,958
Less: Amount capitalised in respect of contracts in progress	減：撥作在建合約工程資本之數額	**(1,215)**	(799)
		18,103	27,159
Amortisation of goodwill (included in administrative expenses)	商譽攤銷(包括在行政費用內)	**–**	1,153
Decrease in fair value of investments held for trading	持作買賣投資公平價值減少	**4,029**	–
Loss on disposal of investments in securities	出售證券投資之虧損	**–**	1,579
Unrealised holding loss on listed other investments	其他上市投資之未實現虧損	**–**	8,143
Share of taxation of associates (included in share of results of associates)	攤佔聯營公司税項(包括在攤佔聯營公司業績內)	**446**	23,108
Share of taxation of jointly controlled entities (included in share of results of jointly controlled entities)	攤佔共同控制機構税項(包括在攤佔共同控制機構業績內)	**390**	–



7. TAXATION 7. 稅項

		Six months ended 30 September 截至九月三十日止六個月	
		2005 HK$'000 千港元	2004 HK$'000 千港元
The charge comprises:	稅項支出包括：		
Hong Kong Profits Tax:	香港利得稅：		
Current period	本期間	**1,871**	21
Underprovision in prior periods	過往期間準備不足	**3,197**	–
		5,068	21
Overseas taxation	海外稅項	**–**	1,177
Deferred taxation	遞延稅項	**4,353**	7,629
		9,421	8,827

Hong Kong Profits Tax is calculated at the rate of 17.5% (2004: 17.5%) on the estimated assessable profits for the period.

香港利得稅乃按期內之估計應課稅溢利以稅率17.5%（2004: 17.5%）計算。

Overseas taxation is calculated at the rates prevailing in the respective jurisdictions.

海外稅項按有關司法權區適用之稅率計算。

8. DIVIDENDS 8. 股息

		Six months ended 30 September 截至九月三十日止六個月	
		2005 HK$'000 千港元	2004 HK$'000 千港元
Interim dividend – 1.5 cent (2004: 1.5 cent) per share	中期股息－每股1.5港仙 (2004: 1.5港仙)	**20,380**	20,538

The amount of the interim dividend declared for the six months ended 30 September 2005 has been calculated by reference to the 1,358,675,436 issued ordinary shares outstanding as at 30 September 2005.

A special cash dividend of HK70 cents per share amounting to approximately HK$957,177,000 (six months ended 30 September 2004: Nil) was declared by the board of directors and was paid during the period. In addition, a final dividend of HK1.5 cents (year ended 31 March 2004: HK1.5 cents) per share amounting to approximately HK$20,380,000 for the year ended 31 March 2005, was approved by, and became payable to, the shareholders during the period.

截至二零零五年九月三十日止六個月宣佈之中期股息之數額，乃參照於二零零五年九月三十日之已發行普通股1,358,675,436股計算。

期內，董事局宣派特別現金股息每股70港仙，合共約957,177,000港元（截至二零零四年九月三十日止六個月：無），並已於期內派付。此外，股東已批准派發並應於期內將支付截至二零零五年三月三十一日止年度之末期股息每股1.5港仙（截至二零零四年三月三十一日止年度：1.5港仙），股息總額合共約20,380,000港元。



9. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share attributable to the equity holders of the Company for the period is based on the following data:

9. 每股盈利

期內本公司之股權持有人應佔之每股基本及攤薄盈利乃根據以下數據計算：

		Six months ended 30 September 截至九月三十日止六個月	
		2005 HK$'000 千港元	2004 HK$'000 千港元
Earnings:	盈利：		
Earnings for the purposes of basic earnings per share	計算每股基本盈利之盈利	**149,280**	38,144
Number of shares:	股份數目：		
Weighted average number of ordinary shares for the purposes of basic earnings per share	計算每股基本盈利之普通股加權平均數	**1,365,282,332**	1,345,249,019

No diluted earnings per share has been presented for both periods as the exercise prices of the Company's share options were higher than the average market price per share for the six months ended 30 September 2005 and no potential ordinary shares were outstanding during the six months ended 30 September 2004.

由於本公司購股權之行使價高於每股股份截至二零零五年九月三十日止六個月之平均市價，而於截至二零零四年九月三十日止六個月並無尚未行使之任何潛在普通股，因此並無呈列兩個期間之每股攤薄盈利。

10. PROPERTY, PLANT AND EQUIPMENT, AND INVESTMENT PROPERTIES

During the period, the Group spent approximately HK$7,848,000 (2004: HK$4,143,000) on property, plant and equipment to expand and upgrade its operating capacity. The Group also disposed of property, plant and equipment with an aggregate carrying value of approximately HK$2,912,000 (2004: HK$2,373,000).

Investment properties were valued at their open market values at 30 September 2005 by an independent professional valuer on an open market existing use basis. This revaluation gave rise to an increase of HK$85,400,000 which was credited to the income statement during the period.

10. 物業、機械及設備及投資物業

期內本集團用於物業、機械及設備之款項共約7,848,000港元(2004: 4,143,000港元)，藉以擴充及提升經營運作能力。本集團亦出售物業、機械及設備，彼等之總賬面值約2,912,000港元(2004: 2,373,000港元)。

投資物業乃由一獨立專業估值師根據公開市場現有用途基準按其於二零零五年九月三十日之公開市值估值。此項重估產生增值85,400,000港元，已於期內計入收益表。

11. PROJECT UNDER DEVELOPMENT

11. 發展中項目

		30.9.2005 HK$'000 千港元	31.3.2005 HK$'000 千港元
Sea use rights	海域使用權	**1,662,216**	1,669,907
Development costs	開發成本	**209,987**	136,559
		1,872,203	1,806,466
Less: Current portion of sea use rights shown under current assets	減：列於流動資產項下之海域使用權之流動部份	**(34,200)**	(34,011)
Amount shown under non-current assets	列於非流動資產之款額	**1,838,003**	1,772,455

The development project is located in Jiangsu Province, the People's Republic of China.

該發展項目乃位於中華人民共和國江蘇省。



12. INTERESTS IN ASSOCIATES

12. 聯營公司權益

		30.9.2005 HK$'000 千港元	31.3.2005 HK$'000 千港元
Share of net assets:	攤佔淨資產：		
Listed shares in Hong Kong	香港上市股份	**380,521**	370,977
Unlisted shares	非上市股份	**38,487**	37,146
		419,008	408,123
Less: Impairment loss recognised	減：已確認之減值虧損	**(3,625)**	(26,914)
		415,383	381,209
Market value of listed shares in Hong Kong	香港上市股份之市值	**214,820**	139,763

The listed shares in Hong Kong represent the Group's 29.36% (31.3.2005: 29.36%) equity interest in China Strategic Holdings Limited ("China Strategic"). The Group's share of net assets in China Strategic at 30 September 2005 is calculated based on their net assets at 30 June 2005 as shown in its latest published interim report.

香港上市股份指本集團於中策集團有限公司(「中策」)之29.36%(31.3.2005: 29.36%)股本權益。本集團於二零零五年九月三十日攤佔中策之淨資產乃根據中策最近公佈中期業績報告所示之中策於二零零五年六月三十日之淨資產計算。

During the period, the directors have assessed the estimated recoverable amount of China Strategic based on the terms of the scheme of group reorganisation as set out in its circular dated 10 September 2005. Accordingly, an impairment loss of HK$23,289,000 previously recognised has been written back in the income statement.

期內，董事已按照中策於二零零五年九月十日刊發之通函所載之集團重組計劃條款計算之中策估計可收回額。因此，以往確認之減值虧損23,289,000港元已於收益表撥回。

13. DEBTORS, DEPOSITS AND PREPAYMENTS

13. 應收賬款、訂金及預付款項

The Group's credit terms for contracting business are negotiated at terms determined and agreed with its trade customers. Trade debtors arising from property leasing business are payable monthly in advance and the credit terms granted by the Group to other trade debtors normally range from 30 days to 90 days.

本集團合約承包業務之信期乃與貿易客戶按正常商業條款磋商及訂立。物業租賃業務帶來之應收貿易賬款預先按月支付，而本集團就其他應收貿易賬款授出之信貸期一般由30至90日不等。

The following is an aged analysis of trade debtors at the reporting date:

於申報日期之應收貿易賬款賬齡分析如下：

		30.9.2005 HK$'000 千港元	31.3.2005 HK$'000 千港元
Within 90 days	90日內	**248,511**	329,058
More than 90 days and within 180 days	90日以上但不超過180日	**16,345**	2,839
More than 180 days	超過180日	**67,600**	67,663
		332,456	399,560

Included in debtors, deposits and prepayments is an amount of approximately HK$132,164,000 (31.3.2005: HK$449,174,000) which represents the balance of proceeds from disposal of interest in Downer EDI Limited ("Downer"), a former associate of the Group, deposited with a broker in Australia. The amount was withheld by the Australian Taxation Office until the clearance of all tax liabilities arising from the disposal of Downer's shares. During the period, an amount of approximately HK$317,010,000 was paid to the Australian Taxation Office out of the deposits with the broker.

應收賬款、訂金及預付款項中包括一筆約132,164,000港元(31.3.2005: 449,174,000港元)之款項，乃代表存放於澳洲經紀之出售Downer EDI Limited(「Downer」)(為本集團之前聯營公司)權益所得款項餘額。此筆款項已由澳洲稅務局預扣至清繳所有有關出售Downer股份之稅務責任後方會發放。期內，已自該筆存放於經紀之款項向澳洲稅務局繳交約317,010,000港元。

14. CREDITORS AND ACCRUED EXPENSES

14. 應付賬款及應計開支

The following is an aged analysis of trade creditors at the reporting date:

於申報日期之應付貿易賬款賬齡分析如下：

		30.9.2005 **HK$'000** **千港元**	*31.3.2005* *HK$'000* *千港元*
Within 90 days	90日內	**214,699**	218,556
More than 90 days and within 180 days	90日以上但不超過180日	**4,976**	1,129
More than 180 days	超過180日	**14,741**	17,058
		234,416	236,743

15. SHARE CAPITAL

15. 股本

		Issued and fully paid 已發行及繳足 ***Number of shares*** ***股份數目***	 ***Value*** ***價值*** *HK$'000* *千港元*
Ordinary shares of HK$0.1 each:	每股面值0.1港元之普通股：		
At 1 April 2005	於二零零五年四月一日	1,369,195,436	136,920
Shares repurchased and cancelled	所購回及註銷之股份	(10,520,000)	(1,052)
At 30 September 2005	於二零零五年九月三十日	1,358,675,436	135,868



16. DISPOSAL OF SUBSIDIARIES 16. 出售附屬公司

During the period, the Group disposed of certain subsidiaries which were engaged in property development.

期內，本集團出售若干從事物業發展之附屬公司。

The effects of the disposals are summarised as follows:

出售事項之影響概述如下：

		Six months ended 30 September 截至九月三十日止六個月	
		2005 HK$'000 千港元	*2004 HK$'000 千港元*
Net assets disposed of	所出售之淨資產	**82,277**	–
Loss on disposal of subsidiaries	出售附屬公司之虧損	**(82)**	–
Total consideration	總代價	**82,195**	–
Satisfied by:	支付方式：		
Cash	現金	**75,360**	–
Balance of consideration included in debtors, deposits and prepayments	代價餘額（包括在應收賬款、訂金及預付款項）	**6,835**	–
		82,195	–
Net cash inflow arising on disposal:	出售時產生之現金流入淨額：		
Cash received	所收取之現金	**75,360**	–
Bank balances and cash disposed of	所出售之銀行結餘及現金	**(5,887)**	–
		69,473	–

The subsidiaries disposed of did not make any significant contribution to the results of the Group during the period.

期內，所出售之附屬公司對本集團之業績並無作出任何重大貢獻。

17. CONTINGENT LIABILITIES 17. 或然負債

		30.9.2005 HK$'000 千港元	*31.3.2005 HK$'000 千港元*
Outstanding performance bonds in respect of construction contracts	仍然有效之建築合約履約擔保書	**130,908**	310,503

18. COMMITMENTS 18. 承擔

		30.9.2005 HK$'000 千港元	*31.3.2005 HK$'000 千港元*
Expenditure contracted for but not provided for in the financial statements in respect of acquisition of:	就收購以下項目已訂約但未於財務報告上撥備之支出：		
– Property, plant and equipment	－物業、機械及設備	**41,388**	90,710
– Equity investments	－股本投資	**–**	48,126
		41,388	138,836

In addition, the Group entered into a conditional agreement dated 12 August 2005 to invest an amount of approximately HK$417,000,000 for the acquisition of a 45% equity interest in Nantong Port Group Limited, a state-owned enterprise engaged in providing cargo loading, storage, shipping agent and other related services in the People's Republic of China. Details of this transaction are set out in the circular of the Company dated 22 August 2005.

此外，本集團訂立日期為二零零五年八月十二日之有條件協議，以投資約417,000,000港元收購於中華人民共和國從事提供貨物起卸、儲存、船務代理及其他相關服務之國有企業南通港口集團有限公司之45%股本權益。有關此項交易之詳情載於本公司於二零零五年八月二十二日刊發之通



19. RELATED PARTY TRANSACTIONS

During the period, the Group entered into the following transactions with its related companies:

19. 關連人士交易

期內，本集團與其關連公司訂立以下交易：

Class of related party *關連人士之類別*	*Nature of transactions* *交易性質*	*Six months ended 30 September 截至九月三十日止六個月* **2005** **HK$'000** **千港元**	 *2004* *HK$'000* *千港元*
Associates and jointly controlled entities of the Group 本集團之聯營公司及共同控制機構	Construction works charged by the Group 本集團收取建築工程費	–	41,820
	Purchase of concrete products by the Group 本集團購買混凝土產品	**112**	36
	Subcontracting fees charged to the Group 本集團支付分承包費	–	1,917
	Interest income charged by the Group 本集團收取利息收入	**7,030**	6,136
	Project management fee, consulting and handling fees charged by the Group 本集團收取項目管理費、顧問及手續費	**854**	1,136
	Rentals and related building management fee charged by the Group 本集團收取租金及相關物業管理費	–	861
	Service fee charged to the Group 本集團支付服務費	**5**	1
Subsidiaries of ITC Corporation Limited ("ITC") 德祥企業集團有限公司(「德祥企業」)之附屬公司	Rentals and related building management fee charged by the Group 本集團收取租金及相關物業管理費	**35**	336
	Purchase of building materials and related installation works by the Group 本集團購買建築材料及相關安裝工程	–	16
	Rental income charged by the Group 本集團收取租金收入	**210**	–
Associates of ITC 德祥企業之聯營公司	Rentals and related building management fee charged by the Group 本集團收取租金及相關物業管理費	**1,062**	611
	Interest income charged by the Group 本集團收取利息收入	**7,892**	5,241
Other related companies 其他關連公司	Rentals and related building management fee charged by the Group 本集團收取租金及相關物業管理費	**2,290**	2,781
	Interest income charged by the Group 本集團收取利息收入	**6,064**	4,169
	Service fee charged to the Group 本集團支付服務費	**72**	1,150
Minority shareholder of a subsidiary 附屬公司之少數股東	Interest charged to the Group 本集團支付利息	**9,065**	–

Other related companies are companies under common directorship or common control with ITC.

其他關連公司乃為與德祥企業共同管理或共同控制之公司。

20. SUBSEQUENT EVENT

Subsequent to 30 September 2005, the Group entered into a conditional sale and purchase agreement with a joint venture company effectively owned by Lehman Brothers Holdings Inc., Capital Strategic Investment Limited and Paul Y. Engineering Group Limited, a subsidiary of the Company, for the disposal of the Group's subsidiaries owning entire interest in certain leasehold properties and investment properties with an aggregate carrying value of approximately HK$723,000,000 at 30 September 2005 at an agreed gross value of approximately HK$780,000,000. Details of this transaction were set out in the announcement of the Company dated 24 November 2005.

20. 結算日後事項

於二零零五年九月三十日後，本集團與由Lehman Brothers Holdings Inc.、資本策略投資有限公司及保華建業集團有限公司(為本公司之附屬公司)實益擁有之合夥經營公司訂立一項有條件買賣協議，按約780,000,000港元之協定總值出售本集團附屬公司於二零零五年九月三十日賬面總值約為723,000,000港元之若干租賃物業及投資物業之全部權益。有關此項交易之詳情載於本公司於二零零五年十一月二十四日發表之公佈內。



DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS AND SHORT POSITIONS

As at 30 September 2005, the interests/short positions of each of the directors (the "Directors") of PYI Corporation Limited (the "Company"), the chief executive and their respective associates in the shares, underlying shares and debentures of the Company or any of the Company's associated corporations (within the meaning of the Securities and Futures Ordinance ("SFO")), as recorded in the register required to be kept under Section 352 of Part XV of the SFO, are set out below:

董事及主要行政人員的權益及淡倉

於二零零五年九月三十日，根據《證券及期貨條例》第352條規定而存置之登記冊所載，每名保華集團有限公司（「本公司」）之董事（「董事」）、主要行政人員及其各自的聯繫人在本公司或《證券及期貨條例》下所指的任何本公司相聯法團的股份、相關股份及債權證的權益／淡倉載列如下：

(1) The Company

(1) 本公司

		Number of shares / underlying shares held 持有股份／相關股份數目 (Note附註1)					
Name of Director/ chief executive 董事／主要行政人員姓名	***Capacity 身份***	***Personal Interests 個人權益***	***Family Interests 家族權益***	***Corporate Interests 公司權益***	***Other Interests 其他權益***	***Total 總數***	***% of issued share capital 佔已發行股本的百分比***
Chow Ming Kuen, Joseph 周明權	Beneficial owner 實益持有人	1,300,000 *(Note附註2)*	–	–	–	1,300,000	0.096
Tom Ko Yuen Lau 劉高原	Beneficial owner 實益持有人	13,000,000 *(Note附註2)*	–	–	–	13,000,000	0.957
Chan Kwok Keung, Charles 陳國強	Beneficial owner & interest of controlled corporation 實益持有人及受控制法團權益	11,840,896	–	678,791,961 *(Note附註3)*	–	690,632,857	50.831
Kwok Shiu Keung, Ernest 郭少強	Beneficial owner 實益持有人	1,300,000 *(Note附註2)*	–	–	–	1,300,000	0.096
Chan Shu Kin 陳樹堅	Beneficial owner 實益持有人	1,300,000 *(Note附註2)*	–	–	–	1,300,000	0.096

Notes:

1. All the above interests in the shares and underlying shares of the Company were long positions. None of the Directors and chief executive or their associates held any short positions in the shares and underlying shares of the Company as at 30 September 2005.

2. All these interests held by such Directors/chief executive represented underlying shares in respect of share options granted to them on 28 December 2004 pursuant to the share option scheme of the Company, further details of which are set out in the section headed "Share Option Scheme" below.

3. 678,791,961 shares were owned by Hollyfield Group Limited, a wholly-owned subsidiary of ITC Corporation Limited ("ITC"). By virtue of his deemed interests in approximately 33.55% of the issued ordinary share capital of ITC, Dr. Chan Kwok Keung, Charles was deemed to be interested in these shares. On 28 September 2005, ITC entered into a placing agreement to unconditionally dispose of 150,000,000 shares in the Company and the disposal of such shares were settled on 4 October 2005.

附註：

1. 上述本公司股份及相關股份的權益均為好倉，於二零零五年九月三十日，董事及主要行政人員或彼等之聯繫人概無於本公司股份及相關股份中擁有淡倉。

2. 由該等董事／主要行政人員持有之此等權益均指根據本公司購股權計劃於二零零四年十二月二十八日授予該等董事／主要行政人員的購股權所涉及之相關股份，有關詳情已載列於下文題為「購股權計劃」。

3. 678,791,961股股份是由德祥企業集團有限公司（「德祥企業」）的一家全資附屬公司Hollyfield Group Limited擁有，由於陳國強博士被視作擁有約33.55%德祥企業已發行普通股本，故此陳博士亦被視作擁有此等股份之權益。於二零零五年九月二十八日，德祥企業已簽訂一項配售協議，無條件地出售150,000,000股本公司股份，而該等股份之出售已於二零零五年十月四日交收。



DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS AND SHORT POSITIONS – continued

董事及主要行政人員的權益及淡倉－續

(2) Associated corporations

(2) 相聯法團

Name of Corporation 法團名稱	Name of Director/ chief executive 董事／主要行政人員姓名	Capacity 身份	Number of shares / underlying shares held 持有股份／相關股份數目 (Note附註 1) Personal Interests 個人權益	Family Interests 家族權益	Corporate Interests 公司權益	Other Interests 其他權益	Total 總數	% of issued share capital 佔已發行股本的百分比
Paul Y. Engineering Group Limited 保華建業集團有限公司	Chan Kwok Keung, Charles 陳國強	Interest of controlled corporation 受控制法團權益	–	–	475,826,317 (Note附註2)	–	475,826,317	82.51
China Strategic Holdings Limited 中策集團有限公司	Chan Kwok Keung, Charles 陳國強	Interest of controlled corporation 受控制法團權益	–	–	258,819,795 (Note附註3)	–	258,819,795	29.36

Notes:

1. All the above interests in the shares and underlying shares of these associated corporations were long positions. None of the Directors and chief executive or their associates held any short positions in the shares and underlying shares of the associated corporations as at 30 September 2005.

2. Such interests in Paul Y. Engineering Group Limited ("Paul Y Engineering") comprise:

   (i) 375,826,317 shares held by Paul Y. Investments Limited, an indirect wholly-owned subsidiary of the Company; and

   (ii) 100,000,000 underlying shares directly held by the Company by virtue of a loan facility under which convertible note(s) will be issued by Paul Y Engineering to the Company upon draw down of the facility.

   By virtue of his deemed interests in approximately 33.55% of the issued ordinary share capital of ITC and hence in the Company, Dr. Chan Kwok Keung, Charles was deemed to be interested in these shares and underlying shares of Paul Y Engineering.

3. The shares in China Strategic Holdings Limited ("China Strategic") were held by Calisan Developments Limited, an indirect wholly-owned subsidiary of the Company. By virtue of his deemed interests in approximately 33.55% of the issued ordinary share capital of ITC and hence in the Company, Dr. Chan Kwok Keung, Charles was deemed to be interested in these shares and underlying shares of China Strategic.

   The Company entered into a conditional share sale agreement for the disposal of 135,000,000 shares of China Strategic on 10 March 2005. The disposal was not yet completed as at 30 September 2005.

附註：

1. 上述該等相聯法團股份及相關股份的權益均為好倉，於二零零五年九月三十日，董事及主要行政人員或彼等之聯繫人概無於相聯法團股份及相關股份中擁有淡倉。

2. 該等保華建業集團有限公司(「保華建業」)權益包括：

   (i) 375,826,317 股股份是由本公司一家間接全資附屬公司Paul Y. Investments Limited持有；及

   (ii) 100,000,000 股相關股份是由本公司因一項貸款融資而直接持有，據此保華建業在提用該筆融資後將會向本公司發行可轉換票據。

   由於陳國強博士被視作擁有約33.55%德祥企業已發行普通股本，彼亦藉此擁有本公司的權益而被視作擁有此等保華建業股份及相關股份之權益。

3. 此等中策集團有限公司(「中策集團」)股份是由本公司一家間接全資附屬公司Calisan Developments Limited持有。由於陳國強博士被視作擁有約33.55%德祥企業已發行普通股本，彼亦藉此擁有本公司的權益而被視作擁有此等中策股份及相關股份之權益。

   本公司於二零零五年三月十日訂立一項出售135,000,000股中策股份之有條件股份銷售協議，此項出售在二零零五年九月三十日尚未完成。



DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS AND SHORT POSITIONS – continued

Save for those disclosed above, no interests and short positions were held or deemed or taken to be held under Part XV of the SFO by any Director or the chief executive or their respective associates in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Part XV of the SFO or pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers ("Model Code") or which are required pursuant to Section 352 of the SFO to be entered in the register referred to therein. Nor any of the Directors and the chief executive (including their spouses and children under the age of 18) had, as at 30 September 2005, any interest in, or had been granted any right to subscribe for the securities and options of the Company and its associated corporations within the meaning of the SFO, or had exercised any such rights.

董事及主要行政人員的權益及淡倉－續

除上述披露者外，任何董事或主要行政人員又或其各自的聯繫人概無持有任何股份及淡倉權益，或根據《證券及期貨條例》第XV 部被視為或當作持有本公司或其任何相聯法團（按《證券及期貨條例》第XV 部所界定者）的股份、相關股份及債券的權益而須根據《證券及期貨條例》第XV部或根據《上市發行人董事進行證券交易的標準守則》（「《標準守則》」）通知本公司及聯交所又或須根據《證券及期貨條例》第352條記入該條所提及的登記冊。此外，任何董事及主要行政人員（包括其配偶及未滿18歲的子女），於二零零五年九月三十日均沒有（亦不曾獲授）任何可認購本公司及其相聯法團（按《證券及期貨條例》所界定者）的證券及購股權的利益或權利，亦從未行使過任何有關權利。

SHARE OPTION SCHEME

On 27 August 2002, the Company adopted a new share option scheme (the "Share Option Scheme") under which the Directors may, at their discretion, offer to any employees, executives or officers, directors of the Company and its subsidiaries (the "Group") or any invested entity and any celebrity, consultant, adviser or agent of any member of the Group or any invested entity, who have contributed or will contribute to the growth and development of the Group or any invested entity, options to subscribe for shares in the Company subject to the terms and conditions stipulated in the Share Option Scheme.

As at 30 September 2005, the total number of shares available for issue under the Share Option Scheme was 135,867,543, representing the 10% scheme mandate limit refreshed by shareholders at the annual general meeting held on 8 September 2005.

購股權計劃

於二零零二年八月二十七日，本公司採納新購股權計劃（「購股權計劃」），根據此計劃，董事可酌情向對或將會對本公司及其附屬公司（「本集團」）或任何投資機構作出貢獻之本集團或任何投資機構之任何僱員、行政人員或高級職員、董事以及本集團任何成員公司或任何投資機構之著名人士、諮詢人、顧問或代理，授予可按購股權計劃的條款及條件認購本公司股份的購股權。

於二零零五年九月三十日，根據購股權計劃可予發行的股份總數為135,867,543股，為股東於二零零五年九月八日舉行之股東週年大會上更新之10%計劃授權限額。



SHARE OPTION SCHEME – continued

Details of the share options outstanding as at 30 September 2005 under the Share Option Scheme are as follows:

購股權計劃－續

於二零零五年九月三十日，根據購股權計劃授出而尚未行使之購股權詳情如下：

			Number of shares issuable under the options granted 根據獲授購股權可發行的股份數目					
Grantee *承授人*	*Date of grant* *授出日期*	*Exercise price* *行使價* *HK$* *港元*	*As at 1.4.2005* *於 1.4.2005*	*Granted during the period* *本期間內授出*	*Issued upon exercise during the period* *本期間內因行使而發行*	*Lapsed during the period* *本期間內失效*	*As at 30.9.2005* *於 30.9.2005*	*Exercise period* *行使期*
Directors 董事								
Chow Ming Kuen, Joseph	28.12.2004	1.94	650,000	–	–	–	650,000	28.12.2004 – 26.08.2012
周明權	28.12.2004	2.20	650,000	–	–	–	650,000	28.12.2004 – 26.08.2012
Tom Ko Yuen Lau 劉高原	28.12.2004	1.94	6,500,000	–	–	–	6,500,000	28.12.2004 – 26.08.2012
	28.12.2004	2.20	6,500,000	–	–	–	6,500,000	28.12.2004 – 26.08.2012
Kwok Shiu Keung, Ernest	28.12.2004	1.94	650,000	–	–	–	650,000	28.12.2004 – 26.08.2012
郭少強	28.12.2004	2.20	650,000	–	–	–	650,000	28.12.2004 – 26.08.2012
Chan Shu Kin 陳樹堅	28.12.2004	1.94	650,000	–	–	–	650,000	28.12.2004 – 26.08.2012
	28.12.2004	2.20	650,000	–	–	–	650,000	28.12.2004 – 26.08.2012
Former Directors *(Note)* **前任董事** *(附註)*								
Chan Fut Yan 陳佛恩	28.12.2004	1.94	6,500,000	–	–	–	6,500,000	28.12.2004 – 26.08.2012
	28.12.2004	2.20	6,500,000	–	–	–	6,500,000	28.12.2004 – 26.08.2012
Chau Mei Wah, Rosanna	28.12.2004	1.94	6,500,000	–	–	–	6,500,000	28.12.2004 – 26.08.2012
周美華	28.12.2004	2.20	6,500,000	–	–	–	6,500,000	28.12.2004 – 26.08.2012
Cheung Ting Kau, Vincent	28.12.2004	1.94	650,000	–	–	–	650,000	28.12.2004 – 26.08.2012
張定球	28.12.2004	2.20	650,000	–	–	–	650,000	28.12.2004 – 26.08.2012

Note: Mr. Chan Fut Yan, Ms. Chau Mei Wah, Rosanna, executive Directors and Mr. Cheung Ting Kau, Vincent, a non-executive Director, retired by rotation at the annual general meeting of the Company held on 8 September 2005.

附註： 執行董事陳佛恩先生、周美華女士及非執行董事張定球先生已於二零零五年九月八日舉行之本公司股東週年大會上輪席退任董事。

No option granted under the Share Option Scheme was cancelled during the six months ended 30 September 2005.

截至二零零五年九月三十日止六個月內，概無根據購股權計劃授出的購股權被註銷。



INTERESTS AND SHORT POSITIONS OF SHAREHOLDERS

So far as is known to any Director or chief executive, as at 30 September 2005, the following persons had an interest/short position in the shares and underlying shares of the Company as recorded in the register of the Company required to be kept under section 336 of the SFO:

股東權益及淡倉

就董事或主要行政人員所知，於二零零五年九月三十日，下列人士於本公司股份及相關股份中擁有根據《證券及期貨條例》第336條置存的登記冊內之權益／淡倉：

(1) Substantial shareholders

(1) 主要股東

Name of shareholder *股東名稱*	*Capacity* *身份*	*Number of shares held* *持有股份數目* *(Note附註1)*	*% of issued share capital* *佔已發行股本的百分比*
Chan Kwok Keung, Charles 陳國強	Interest of controlled corporation 受控制法團權益	678,791,961 *(Note附註2)*	49.96
Chan Kwok Keung, Charles 陳國強	Beneficial owner 實益持有人	11,840,896	0.87
Ng Yuen Lan, Macy 伍婉蘭	Interest of spouse 配偶權益	690,632,857 *(Note附註2)*	50.83
Chinaview International Limited	Interest of controlled corporation 受控制法團權益	678,791,961 *(Note附註2)*	49.96
Galaxyway Investments Limited	Interest of controlled corporation 受控制法團權益	678,791,961 *(Note附註2)*	49.96
ITC 德祥企業	Interest of controlled corporation 受控制法團權益	678,791,961 *(Note附註2)*	49.96
ITC Investment Holdings Limited	Interest of controlled corporation 受控制法團權益	678,791,961 *(Note附註2)*	49.96
Hollyfield Group Limited	Beneficial owner 實益持有人	678,791,961 *(Note附註2)*	49.96

INTERESTS AND SHORT POSITIONS OF SHAREHOLDERS – continued

(1) Substantial shareholders – continued

Notes:

1. All the above interests in the shares of the Company were long positions.

2. Hollyfield Group Limited ("Hollyfield"), a wholly-owned subsidiary of ITC Investment Holdings Limited ("ITC Investment"), which was in turn a wholly-owned subsidiary of ITC, owned 678,791,961 shares in the Company. Galaxyway Investments Limited ("Galaxyway"), a wholly-owned subsidiary of Chinaview International Limited ("Chinaview"), owned 33.55% of the issued ordinary share capital of ITC. Dr. Chan Kwok Keung, Charles owned the entire issued share capital of Chinaview. Dr. Chan Kwok Keung, Charles, Chinaview, Galaxyway, ITC and ITC Investment were therefore all deemed to be interested in the said 678,791,961 shares in the Company held by Hollyfield. Ms. Ng Yuen Lan, Macy, the spouse of Dr. Chan Kwok Keung, Charles, was deemed to be interested in the said 678,791,961 shares in the Company held by Hollyfield and 11,840,896 shares in the Company held directly by Dr. Chan Kwok Keung, Charles.

   On 28 September 2005, ITC entered into a placing agreement to unconditionally dispose of 150,000,000 shares in the Company and the disposal of such shares were settled on 4 October 2005.

股東權益及淡倉－續

(1) 主要股東－續

附註：

1. 上述於本公司股份的權益均為好倉。

2. ITC Investment Holdings Limited (「ITC Investment」)之全資附屬公司 Hollyfield Group Limited (「Hollyfield」)擁有678,791,961股本公司股份， 而ITC Investment則為德祥企業之全資附屬公司。Chinaview International Limited (「Chinaview」)之全資附屬公司Galaxyway Investments Limited (「Galaxyway」)擁有33.55%德祥企業已發行普通股本，陳國強博士擁有Chinaview全部已發行股本，故此陳國強博士、Chinaview、Galaxyway、德祥企業及ITC Investment均被視作於上述Hollyfield持有之678,791,961股本公司股份中擁有權益。 陳國強博士之配偶伍婉蘭女士被視作於上述Hollyfield持有之678,791,961股本公司股份中及陳國強博士直接持有之11,840,896股本公司股份中擁有權益。

   於二零零五年九月二十八日，德祥企業已簽訂一項配售協議，無條件地出售150,000,000股本公司股份，而該等股份之出售已於二零零五年十月四日交收。

(2) Other persons

(2) 其他人士

Name 名稱	Capacity 身份	Number of shares held 持有股份數目 (Note附註)	% of issued share capital 佔已發行股本的百分比
Aeneas Capital Management LP	Investment manager 投資經理	119,355,009	8.78
Deutsche Bank Aktiengesellschaft 德意志銀行	Beneficial owner 實益持有人	51,178,470	3.77
Deutsche Bank Aktiengesellschaft 德意志銀行	Security interest 保證權益	98,577,189	7.26
Gandhara Advisors Asia Ltd. a/c Gandhara Master Fund Ltd.	Investment manager 投資經理	88,294,800	6.50
Toggenburger Christian Emil	Beneficial owner 實益持有人	82,027,653	6.04
OZ Management, L.L.C.	Investment manager 投資經理	81,646,000	6.01

Note: All the above interests in the shares of the Company were long positions.

附註：上述於本公司股份的權益均為好倉。

Save as disclosed above, as at 30 September 2005, the Company has not been notified by any persons (other than Directors or chief executives) who had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by the Company under Section 336 of the SFO.

除上文所披露者外，於二零零五年九月三十日，概無任何人士(董事或主要行政人員除外)曾知會本公司擁有根據《證券及期貨條例》第XV部第2及第3分部之條文須向本公司披露或記載於本公司按《證券及期貨條例》第336 條置存之登記冊內的本公司股份或相關股份之權益或淡倉。



PURCHASE, SALE AND REDEMPTION OF LISTED SECURITIES

During the period under review, the Company purchased a total of 10,520,000 ordinary shares of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") at an aggregate price of HK$14,477,780, representing an average price of HK$1.38 paid for each share purchased. All of these shares were cancelled upon repurchase.

購買、出售及贖回上市證券

期內，本公司於香港聯合交易所有限公司(「聯交所」)以14,477,780港元之總價格(為購回每股股份所支付之1.38港元平均價格)購買合共10,520,000股本公司普通股，全部該等股份均已於購回後註銷。

CODE ON CORPORATE GOVERNANCE PRACTICES

The Company has, throughout the period ended 30 September 2005, complied with the code provisions and, where applicable, the recommended best practices of the Code of Corporate Governance Practices (the "Code") as set out in Appendix 14 to the Rules Governing the Listing of Securities on the Stock Exchange ("Listing Rules") except for the following deviation from code provision A.4.2 of the Code:

Under code provision A.4.2 of the Code, every Director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years.

The rotation of Directors at the annual general meeting of the Company held on 8 September 2005 was in accordance with the Company's previous bye-laws which stipulate, inter alia, that one-third of the Directors for the time being (or, if their number is not a multiple of three (3), the number nearest to but not greater than one-third) shall retire from office by rotation provided that notwithstanding anything therein, the Chairman of the board of Directors and/or the Managing Director of the Company shall not, whilst holding such office, be subject to retirement by rotation or be taken into account in determining the number of Directors to retire in each year. This deviated from the requirements of code provision A.4.2.

To fully comply with code provision A.4.2, relevant amendments to the Company's bye-laws were proposed and approved by shareholders at the same annual general meeting of the Company, pursuant to which every Director shall be subject to retirement by rotation at least once every three years at the annual general meeting in future.

企業管治常規守則

本公司已於截至二零零五年九月三十日止期間內一直遵守《聯交所證券上市規則》(「《上市規則》」)附錄十四所載之《企業管治常規守則》(「《守則》」)之守則條文及(如適用)建議最佳守則，惟對《守則》第A.4.2條守則條文有以下偏離：

根據《守則》第A.4.2條守則條文，每名董事(包括按特定任期委任之董事)應每三年最少輪值退任一次。

於二零零五年九月八日舉行之本公司股東週年大會上進行之董事輪值退任乃按照本公司之過往公司細則而進行，本公司之過往公司細則規定(其中包括)當時三分一(或如董事人數並非三(3)之倍數，則以最接近但不超逾三分一之數為準)之在任董事須輪值退任，惟不論本公司之過往公司細則所規定，本公司之董事局主席及／或董事總經理在任時毋須輪值退任或計入釐定每年須退任之董事人數內。此規定偏離第A.4.2條守則條文之規定。

為了完全遵守第A.4.2條守則條文，本公司已建議對公司細則作出有關修訂，並已獲股東於同一屆本公司股東週年大會上批准，據此日後每名董事均須最少每三年於股東週年大會上輪值退任一次。

MODEL CODE

The Company has adopted the Model Code set out in Appendix 10 to the Listing Rules as its own code of conduct regarding securities transactions by the Directors.

All Directors have confirmed, following specific enquiry by the Company, that they complied with the required standard set out in the Model Code during the six months ended 30 September 2005.

標準守則

本公司已採納《上市規則》附錄十所載《標準守則》，作為本身有關董事進行證券交易之操守準則。

全體董事在本公司作出具體查詢後得知，彼等於截至二零零五年九月三十日止六個月內一直符合《標準守則》所規定之標準。

AUDIT COMMITTEE

The Audit Committee of the Company has reviewed with the management and the Company's auditors the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial reporting matters including the audited financial statements for the six months ended 30 September 2005. The Audit Committee currently comprises three independent non-executive Directors, namely Mr. Chan Shu Kin, Dr. Chow Ming Kuen, Joseph and Mr. Kwok Shiu Keung, Ernest.

The terms of reference of the Audit Committee have been revised and approved by the board of Directors on 31 March 2005 in order to comply with the code provisions of the Code as set out in Appendix 14 to the Listing Rules.

審核委員會

本公司審核委員會已與管理層及本公司核數師檢討本集團所採納之會計原則及慣例， 並討論審核、內部監控及財務報告事宜(包括截至二零零五年九月三十日止六個月之經審核財務報表)。審核委員會現時由三位獨立非執行董事(分別為陳樹堅先生、周明權博士及郭少強先生)組成。

董事局已於二零零五年三月三十一日修訂及批准審核委員會之職權範圍，以遵守《上市規則》附錄十四所載《守則》之守則條文。

SECURITIES IN ISSUE

As at the period end, there were 1,358,675,436 shares of the Company in issue.

已發行證券

於期結日，本公司之已發行股份為1,358,675,436股。



DISCLOSURE PURSUANT TO RULES 13.20 AND 13.22 OF THE LISTING RULES

The following disclosure is made by the Company pursuant to Rules 13.20 and 13.22 of the Listing Rules:

(1) Advances to entities

Pursuant to Rule 13.20 of the Listing Rules, details of the advances ("Advances") to and trading balances due from entities as at 30 September 2005 which individually exceeded 8% of one or more of the relevant ratios as set out in Rule 14.07 of the Listing Rules are as follows:

《上市規則》第13.20及13.22條規定之披露

本公司茲根據《上市規則》第13.20及13.22條作出以下披露：

(1) 為若干實體提供貸款

根據《上市規則》第13.20條，於二零零五年九月三十日，有關本集團向實體提供貸款（「該等貸款」）及應收實體之貿易結餘，該等貸款或結餘個別均超逾《上市規則》第14.07條所載之一個或以上之有關百分比比率之8%，詳情如下：

Entities *實體*	*Amount of Advances* *貸款金額* HK$'000 千港元	*Interest rate in relation to the Advances* *貸款利率* (Note 附註 1)	*Amount of trading balances* *貿易結餘金額* HK$'000 千港元 (Note 附註 2)	*Total* *總計* HK$'000 千港元	*% of total assets* *佔總資產之百分比* (Note 附註 3)	*% of market capitalisation* *佔市值之百分比* (Note 附註 4)
Hanny Holdings Limited, its subsidiaries (the "Hanny Group") and its affiliated companies, including the China Strategic Group *(Note 5)* 錦興集團有限公司、其附屬公司（「錦興集團」）及其聯屬公司（包括中策集團） *(附註 5)*	384,262	Best Lending Rate + 2% 最優惠利率 + 2%	3,132	387,394	6.6	18.4
China Strategic, its subsidiaries (the "China Strategic Group") and its affiliated companies, including China Velocity Group Limited ("China Velocity") and Wing On Travel (Holdings) Limited and its subsidiaries ("Wing On Group") *(Note 6)* 中策、其附屬公司（「中策集團」）及其聯屬公司（包括中國高速（集團）有限公司（「中國高速」）及永安旅遊（控股）有限公司及其附屬公司（「永安集團」）） *(附註 6)*	348,616	Best Lending Rate + 2% (for the China Strategic Group and the Wing On Group) 最優惠利率 + 2% （中策集團及永安集團） Best Lending Rate + 0.25% (for China Velocity) 最優惠利率 + 0.25% （中國高速）	5,654	354,270	6.0	16.8



DISCLOSURE PURSUANT TO RULES 13.20 AND 13.22 OF THE LISTING RULES – continued

(1) Advances to entities – continued

Notes:

1. Best Lending Rate represents Hong Kong Dollar Best Lending Rate as quoted by a designated bank.

2. All of the trading balances are interest free.

3. Total assets amounted to HK$5,876,798,000 which is calculated based on total assets of the Group of HK$5,897,178,000 as at 30 September 2005 according to the Group's consolidated balance sheet as at 30 September 2005, net of interim dividend declared for the six months then ended of HK$20,380,000.

4. Market capitalisation refers to the average closing price of the Company as stated in the daily quotation sheets of the Hong Kong Stock Exchange for the five business days immediately preceding 30 September 2005.

5. The Company does not have any interest in Hanny Holdings Limited.

6. China Strategic is owned as to 29.4% by the Company and is also an affiliated company of the Company (as defined in rule 13.11 (2)(a) of the Listing Rules). Wing On and China Velocity are indirectly owned as to 27.7% and 22.7% respectively by China Strategic as at 30 September 2005.

The amounts are unsecured and are repayable on demand.

《上市規則》第13.20及13.22條規定之披露－續

(1) 為若干實體提供貸款－續

附註：

1. 最優惠利率指一家指定銀行所報之港元最優惠利率。

2. 所有貿易結餘均為免息。

3. 總資產合共5,876,798,000港元乃按照本集團截至二零零五年九月三十日之綜合資產負債表所示本集團截至二零零五年九月三十日之總資產5,897,178,000港元，扣除就截至該日止六個月宣派之中期股息20,380,000港元。

4. 市值指香港聯交所每日報價表所示緊接二零零五年九月三十日前五個營業日之本公司股份平均收市價。

5. 本公司並無持有錦興集團有限公司之權益。

6. 中策由本公司擁有29.4%，亦為本公司之聯屬公司（定義見《上市規則》13.11 (2)(a)條）。於二零零五年九月三十日，永安與中國高速分別由中策間接擁有27.7%及22.7%。

該等款項為無抵押及須於要求時償還。



DISCLOSURE PURSUANT TO RULES 13.20 AND 13.22 OF THE LISTING RULES – continued

(1) Advances to entities – continued

The Group made the Advances to these entities for their general working capital purpose in return of interest income. The trading balances above represent amounts arising from rental and related building management services, share of administrative services and staff secondment services rendered to the respective entities as follows:

《上市規則》第13.20及13.22條規定之披露－續

(1) 為若干實體提供貸款－續

本集團向以上實體提供貸款，以便有關實體用作一般營運資金，並就此收取利息收入。上列貿易結餘代表向有關實體提供租務及相關樓宇管理服務、分佔行政服務及員工暫調服務而產生應收有關實體之款項，詳情如下：

		Rental and related building management services 租務及相關樓宇管理服務 HK$'000 千港元	Share of administrative services 分佔行政服務 HK$'000 千港元	Staff secondment services 員工借調服務 HK$'000 千港元	Total 總計 HK$'000 千港元
The Hanny Group and its affiliated companies, including the China Strategic Group	錦興集團及其聯屬公司，包括中策集團	1,282	5	1,845	3,132
The China Strategic Group and its affiliated companies, including China Velocity and the Wing On Group	中策集團及其聯屬公司，包括中國高速及永安集團	2,245	1,894	1,515	5,654

As at 30 September 2005, the Group had trading balances including retention monies (the "Trade Receivables") due from two trade customers, their subsidiaries and their affiliated companies, which individually exceeded 8% of the consideration ratio as set out in Rule 14.07 of the Listing Rules.

Details of which are set out as below:

截至二零零五年九月三十日，本集團有兩名應收貿易客戶、彼等之附屬公司及彼等之聯屬公司之貿易結餘(包括保留金)(「應收賬款」)，在上述兩方面之應收賬款均超逾《上市規則》第14.07條所載代價比率之8%。

詳情載列如下：

		Amount of Trade Receivables 應收賬款之金額 HK$'000 千港元	% of total assets 佔總資產之百分比	% of market capitalisation 佔市值之百分比
Cheung Kong (Holdings) Limited, its subsidiaries and its affiliated companies, including the Hutchison Group	長江實業(集團)有限公司、其附屬公司及其聯屬公司(包括和黃集團)	209,613	3.6	10.0
Hutchison Whampoa, its subsidiaries (the "Hutchison Group") and its affiliated companies	和記黃埔、其附屬公司(「和黃集團」)及其聯屬公司	188,790	3.2	9.0

The Trade Receivables, which are unsecured, interest free and with payment terms ranging from 30 days to 90 days, mainly arose from construction services rendered by the Group to the relevant customers.

應收賬款為無抵押及免息，還款期介乎30日至90日不等。應收賬款主要由本集團向有關客戶提供之建築服務產生。



DISCLOSURE PURSUANT TO RULES 13.20 AND 13.22 OF THE LISTING RULES – continued

(2) Financial assistance given to and other balances due from affiliated companies

As at 30 September 2005, the aggregate amount of the financial assistance provided by the Group to its associated companies and jointly controlled entities (collectively the "Affiliated Companies" within the meaning under Chapter 13 of the Listing Rules) and the guarantees given by the Group for facilities granted to the Affiliated Companies exceeded the relevant percentage ratios of 8% under the Listing Rules.

In accordance with the requirements under Rule 13.22 of the Listing Rules, a pro-forma balance sheet of the Affiliated Companies, to which the provision of financial assistance and/or guaranteed by the Group are subject to disclosure under Rule 13.16, is set out below:

《上市規則》第13.20及13.22條規定之披露－續

(2) 向聯屬公司提供財務資助及應收聯屬公司之其他結餘

於二零零五年九月三十日，本集團向其聯營公司及共同控制機構(統稱「聯屬公司」，定義見上市規則第13章)提供財務資助及本集團就授予聯屬公司之信貸提供擔保之總額超逾上市規則之有關百分比率之8%。

根據《上市規則》第13.22條之規定，根據第13.16條須予披露本集團向其提供財務資助及／或擔保之聯屬公司之備考資產負債表如下：

Proforma combined balance sheet as at 30 September 2005 ***備考合併資產負債表 於二零零五年九月三十日***		*HK$'000 千港元*	***The Group's attributable interest 本集團之應佔權益*** *HK$'000 千港元*
Non-current assets	非流動資產	1,018,410	300,298
Current assets	流動資產	1,039,910	305,201
Current liabilities	流動負債	(395,932)	(122,038)
Non-current liabilities	非流動負債	(103,667)	(43,398)
Minority interests	少數股東權益	(323,088)	(94,859)
Net assets	資產淨值	1,235,633	345,204



BOARD OF DIRECTORS 董事局

Independent Non-Executive Chairman 獨立非執行主席

Chow Ming Kuen, Joseph *OBE, JP* 周明權 *OBE, JP*

Deputy Chairman and Managing Director 副主席兼董事總經理

Tom Ko Yuen Lau 劉高原

Non-Executive Director 非執行董事

Chan Kwok Keung, Charles 陳國強

Independent Non-Executive Directors 獨立非執行董事

Kwok Shiu Keung, Ernest 郭少強
Chan Shu Kin 陳樹堅

COMMITTEES 委員會

Audit Committee 審核委員會

Chan Shu Kin *(Chairman)* 陳樹堅 *(主席)*
Chow Ming Kuen, Joseph *OBE, JP* 周明權 *OBE, JP*
Kwok Shiu Keung, Ernest 郭少強

Remuneration Committee 薪酬委員會
(established on 1 April 2005) ***(於二零零五年四月一日成立)***

Chow Ming Kuen, Joseph *OBE, JP (Chairman)* 周明權 *OBE, JP (主席)*
Tom Ko Yuen Lau 劉高原
Kwok Shiu Keung, Ernest 郭少強

Nomination Committee 提名委員會
(established on 8 November 2005) ***(於二零零五年十一月八日成立)***

Chow Ming Kuen, Joseph *OBE, JP (Chairman)* 周明權 *OBE, JP (主席)*
Tom Ko Yuen Lau 劉高原
Kwok Shiu Keung, Ernest 郭少強
Chan Kwok Keung, Charles *(Alternate to Tom Ko Yuen Lau)* 陳國強 *(替任劉高原)*
Chan Shu Kin *(Alternate to Kwok Shiu Keung, Ernest)* 陳樹堅 *(替任郭少強)*

Compliance Committee 法規委員會
(established on 8 November 2005) ***(於二零零五年十一月八日成立)***

Chow Ming Kuen, Joseph *OBE, JP (Chairman)* 周明權 *OBE, JP (主席)*
Kwok Shiu Keung, Ernest 郭少強
Chan Shu Kin 陳樹堅
Wong Lai Kin, Elsa 黃麗堅

Share Repurchase Committee 股份回購委員會
(established on 8 November 2005) ***(於二零零五年十一月八日成立)***

Chan Shu Kin *(Chairman)* 陳樹堅 *(主席)*
Chow Ming Kuen, Joseph *OBE, JP (Alternate to Chan Shu Kin)* 周明權 *OBE, JP (替任陳樹堅)*
Tom Ko Yuen Lau 劉高原



QUALIFIED ACCOUNTANT
Wong Yiu Hung

SECRETARY
Wong Lai Kin, Elsa

AUTHORISED REPRESENTATIVES
Tom Ko Yuen Lau
Wong Lai Kin, Elsa
Wong Yiu Hung *(Alternate to Tom Ko Yuen Lau and Wong Lai Kin, Elsa)*

AUDITORS
Deloitte Touche Tohmatsu

LEGAL ADVISERS
Herbert Smith *(Hong Kong)*
Richards Butler *(Hong Kong)*
Conyers Dill & Pearman *(Bermuda)*

REGISTERED OFFICE
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

PRINCIPAL PLACE OF BUSINESS
31/F, Paul Y. Centre
51 Hung To Road
Kwun Tong, Kowloon
Hong Kong
Tel: (852) 2831 8338
Fax: (852) 2833 1030

PRINCIPAL SHARE REGISTRARS AND TRANSFER OFFICE
Butterfield Fund Services (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke
Bermuda

合資格會計師
黃耀雄

秘書
黃麗堅

授權代表
劉高原
黃麗堅
黃耀雄 *(替任劉高原及黃麗堅)*

核數師
德勤 • 關黃陳方會計師行

法律顧問
許拔史密夫律師行 *(香港)*
齊伯禮律師行 *(香港)*
Conyers Dill & Pearman *(百慕達)*

註冊地址
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

主要營業地點
香港
九龍觀塘
鴻圖道51號
保華企業中心31樓
電話: (852) 2831 8338
傳真: (852) 2833 1030

股份過户登記總處
Butterfield Fund Services (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke
Bermuda

BRANCH SHARE REGISTRARS AND TRANSFER OFFICE

Secretaries Limited
G/F, Bank of East Asia Harbour View Centre
56 Gloucester Road
Wanchai
Hong Kong
(to be relocated to
26/F, Tesbury Centre
28 Queen's Road East
Wanchai
Hong Kong
effective 3 January 2006)

股份過户登記分處

秘書商業服務有限公司
香港
灣仔
告士打道56號
東亞銀行港灣中心地下
(將於二零零六年一月三日
搬遷到
香港
灣仔
皇后大道東28號
金鐘匯中心26樓)

WEBSITE

www.pyicorp.com

網址

www.pyicorp.com

STOCK CODE

Hong Kong Stock Exchange	498
Reuters	0498.HK
Bloomberg	498 HK

股份代號

香港聯交所	498
路透社	0498.HK
彭博	498 HK



香港九龍觀塘鴻圖道51號保華企業中心31樓
31/F, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong
電話Tel: +852 2831 8338 傳真Fax: +852 2833 1030 www.pyicorp.com